As filed with the Securities and Exchange Commission on August 12, 2024.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HMH Holding Inc.

(Exact name of registrant as specified in its charter)

Delaware	3533	99-2746883
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3300 North Sam Houston Parkway East

Houston, Texas 77032

(281) 449-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dwight W. Rettig

General Counsel

3300 North Sam Houston Parkway East

Houston, Texas 77032

(281) 449-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Davidson James B. Marshall Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002 (713) 229-1234	Ryan J. Maierson Nick S. Dhesi Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, the securities described herein in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated      , 2024

Prospectus

     shares

HMH Holding Inc.

Class A common stock

This is our initial public offering. We are offering      shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $     and $     per share of Class A common stock. We intend to apply to list our Class A common stock on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “HMHW.”

To the extent that the underwriters sell more than      shares of Class A common stock in this offering, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional      shares of Class A common stock from us at the public offering price less the underwriting discounts and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk factors” and “Summary—Emerging growth company status.”

We have two classes of common stock: Class A common stock and Class B common stock. Upon completion of this offering and the reorganization transactions described herein, holders of shares of our Class A common stock will be entitled to one vote for each share of Class A common stock, and holders of shares of our Class B common stock will be entitled to one vote for each share of Class B common stock, held of record on all matters on which shareholders are entitled to vote generally. See “Description of capital stock.” Upon consummation of this offering, the Principal Shareholders (as defined herein) will hold 100% of the shares of Class B common stock that will entitle them to   % of the combined voting power of our common stock (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). This offering is being conducted through what is commonly referred to as an umbrella partnership-C corporation, or “Up-C,” structure. The Up-C structure provides each Principal Shareholder with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for us and such Principal Shareholder when and if such Principal Shareholder ultimately exchanges its B.V. Non-Voting Shares (as defined herein) (or, in the case of Akastor (as defined herein), its B.V. Non-Voting Class B Shares (as defined herein) and Mercury HoldCo Inc. shares) and its shares of our Class B common stock for shares of Class A common stock. See “Corporate reorganization.” We intend to, among other things, use $     million of the net proceeds from this offering to pay the cash consideration portion of the purchase price to purchase an aggregate      B.V. Voting Class A Shares and      B.V. Voting Class B Shares (each as defined herein) from Baker Hughes (as defined herein) and/or Akastor pursuant to the corporate reorganization. See “Use of proceeds.”

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 38 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to HMH Holding Inc.	$	$

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the shares of Class A common stock against payment on or about     , 2024.

J.P. Morgan	Piper Sandler	Evercore ISI
Citigroup		DNB Markets
Stifel

The date of this prospectus is     , 2024.

i

About this prospectus

We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the securities described herein in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk factors” and “Cautionary statement regarding forward-looking statements.”

Presentation of financial and operating data

HMH Inc. (as defined herein) was formed on April 29, 2024, and has not conducted and will not conduct any material business operations prior to the completion of the transactions described under “Corporate reorganization” other than certain activities related to this offering. Our predecessor consists of HMH B.V. (as defined herein) and its subsidiaries on a consolidated basis. Unless otherwise indicated, the historical consolidated financial and operating information included in this prospectus presents the historical financial and operating information of HMH B.V. Historical financial and operating information is not indicative of the results that may be expected in any future periods. For more information, please see the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Organizational structure

This offering is being conducted through what is commonly referred to as an “Up-C” structure. Following this offering and the reorganization transactions described in “Summary—Corporate reorganization,” HMH Inc. will be a holding company whose sole material asset will consist of a   % equity interest in HMH B.V., with such equity interest consisting of      B.V. Voting Class A Shares and      B.V. Voting Class B Shares. HMH B.V. will continue to wholly own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, HMH Inc. will own all of the B.V. Voting Shares (as defined herein). See “Summary—Corporate reorganization” and “Corporate reorganization” for more information on this structure.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, including Rystad Energy, the International Energy Agency (“IEA”) and S&P Global Commodity Insights, as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. Although we believe that these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

ii

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by, us or such third parties. Solely for convenience, the trademarks and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and service marks.

iii

Summary

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our Class A common stock. You should read the entire prospectus carefully, including the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (i) an initial public offering price of $     per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), (ii) that the underwriters do not exercise their option to purchase      additional shares of Class A common stock, and (iii) other than in the consolidated financial statements and related notes thereto included elsewhere in this prospectus, the consummation of the reorganization transactions described in “—Corporate reorganization” (the “corporate reorganization”). You should read “Risk factors” for more information about important risks that you should consider carefully before buying our Class A common stock.

HMH Holding Inc., the issuer in this offering (“HMH Inc.”), is a holding company formed to own all of the voting equity of HMH Holding B.V., formerly known as MHH Holding B.V. (“HMH B.V.”). Upon the consummation of this offering and the corporate reorganization, HMH Inc.’s sole material asset will be an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares purchased from HMH B.V. and the Principal Shareholders with the net proceeds from this offering. HMH Inc. will, through HMH B.V. and its subsidiaries, conduct our business. Accordingly, our historical financial statements are those of HMH B.V., which we refer to herein as our “predecessor.”

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to (i) the “Company,” “HMH,” “we,” “our” and “us,” or like terms, (a) for periods prior to completion of this offering, refer to the assets and operations of HMH B.V. and its subsidiaries, and (b) for periods after completion of this offering, refer to the assets and operations of HMH Inc. and its subsidiaries, including HMH B.V. and its subsidiaries, (ii) “Baker Hughes” refer to Baker Hughes Company (Nasdaq: BKR) and its wholly owned subsidiary, Baker Hughes Holdings LLC, (iii) “Akastor” refer to Akastor ASA (OSE: AKAST) and its wholly owned subsidiaries, Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc., and (iv) “Principal Shareholders” refer to Baker Hughes and Akastor. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of selected terms” beginning on page A-1 of this prospectus.

Company overview

We are a leading provider of highly engineered, mission-critical equipment solutions, providing customers with a comprehensive portfolio of drilling equipment, services and systems utilized in oil and gas drilling operations, both offshore and onshore. Our global reach, technical expertise and innovative product offerings, coupled with our integrated operations from manufacturing to aftermarket services, allow us to provide customers with first class technology, engineering and project management services through the entire asset lifecycle of the equipment we provide. In addition, we are growing our portfolio of products and services to adjacent industries, such as mining. The complexity and criticality of our installed equipment drive customers to choose us for their aftermarket support, particularly in the offshore environment, which is subject to extensive regulation.

Our comprehensive portfolio of offerings, supported by integrated delivery capabilities and broad range of applications, enables us to address a full range of customer priorities. Our offerings are broadly categorized as:

•

Sales of projects and products. This includes (i) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (ii) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet. During the six months ended June 30, 2024 and the year ended December 31, 2023, we derived 22.8% and 24.0%, respectively, of our revenue from sales of projects and products.

•

Aftermarket services. This includes services and replacement parts on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. During the six months ended June 30, 2024 and the year ended December 31, 2023, we derived 77.2% and 76.0%, respectively, of our revenue from aftermarket services.

[1]	NCS = Norwegian Continental Shelf

Approximately 75% of our installed base of equipment serves the offshore drilling market, which is more highly regulated, more demanding and more technologically sophisticated than is typically encountered in the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our full, integrated suite of mission-critical drilling solutions, highly technical expertise, aftermarket services offerings and long experience providing and maintaining equipment in this industry.

We are a global company, with locations in 16 countries and sales in over 60 countries as of June 30, 2024. We are headquartered in Houston, Texas, USA, with two major operational centers located close to key offshore areas in Houston, Texas, USA, and Kristiansand, Norway. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas exploration and production (“E&P”) companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. In addition to providing a range of equipment, recurring aftermarket services and digital solutions to the onshore and offshore oil and gas drilling industry, we provide equipment and services to the onshore and subsea mining industry. Over our 125-year history, we believe we have developed trusted relationships with our customers and a strong reputation across industries with recognizable brand names, such as Hydril Pressure Control (“Hydril”), VetcoGray, Wirth and Maritime Hydraulics.

Health, Safety, Security and Environment (“HSSE”) is a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders.

We have an asset-light business model through the leveraging of our existing operating footprint and original equipment manufacturer (“OEM”) business model and are well positioned to grow and scale our business with low incremental investment and capital expenditures. During the six months ended June 30, 2024, our net income was $25.2 million (or 6.3% of revenue) (as compared to net income of $1.5 million during the six months ended June 30, 2023) and our Adjusted EBITDA (as defined herein) was $71.1 million (or 17.7% of revenue), while capital expenditures, including development costs, represented only 1.9% of revenue. During the year ended December 31, 2023, our net income was $17.4 million (or 2.2% of revenue) (as compared to a net loss of $26.6 million during the year ended December 31, 2022) and our Adjusted EBITDA was $122.6 million (or 15.6% of revenue), while capital expenditures, including development costs, represented only 3.1% of revenue. Having an asset-light business allows us to generate a strong adjusted return on capital employed (“Adjusted ROCE”), a metric that we use to evaluate the profitability of our capital employed in our business operations. During the six months ended June 30, 2024 and the year ended December 31, 2023, our Adjusted ROCE was 9.0% and 15.5%, respectively. Adjusted EBITDA and Adjusted ROCE are non-GAAP financial measures. Please see “—Summary historical and pro forma financial data—Non-GAAP financial measures” for the definitions of

Adjusted EBITDA and Adjusted ROCE and a reconciliation of Adjusted EBITDA and Adjusted ROCE to our most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

HMH B.V. was formed on October 1, 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. As of August 12, 2024, 50% of HMH B.V.’s ordinary shares were held by Baker Hughes, and 50% of HMH B.V.’s ordinary shares were held by Akastor. Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

Together with our traditional business lines, we are embracing new opportunities in adjacent industries, including subsea mining. We approach all industries with a commitment to quality, safety and value. In even the most demanding environments, we strive to deliver value-adding products and services.

Our history and brands

Although the HMH trade name was created in connection with the formation of HMH B.V. in 2021, many of our product lines have been associated with the manufacture of highly engineered, mission-critical equipment for the oil and gas drilling industry for decades, and in the case of Wirth, for more than 125 years. Building on our legacy of historical brands, and with an eye towards innovation, we have created a comprehensive portfolio of products, systems and services for offshore and onshore drilling, subsea and onshore mining and certain large and complex construction applications. We continue to build on our legacy of historical brands such as Maritime Hydraulics, Wirth and Hydril, among others, giving us a unique opportunity to innovate in different segments and expand on our existing portfolio.

Many of our product lines have been in existence for decades, providing us opportunities to pursue improvements and innovations as our customers grow and undertake new challenges. Wirth developed its first mud pump in 1905, and since then has continuously worked to improve the portfolio of mud pump designs. Wirth was also one of the pioneers of pile top drill rigs and reverse circulation drilling. Hydril Company, a name derived from the term “Hydraulic Drilling Equipment,” was formed in 1933. During that decade, it produced the first hydraulically operated blowout preventer (“BOP”). We reached another milestone when we began delivering drawworks and pyramid masts and substructures for onshore rigs in 1950.

Maritime Hydraulics, which was established in 1968, launched the drilling industry in Kristiansand, Norway in support of Norway’s development of offshore oil production in the early 1970s. In the 1980s, Maritime Hydraulics built its first top drives, of which we have delivered nearly 400 units. In addition to our drawworks portfolio, we launched the award-winning RamRig™ in 1996, a highly efficient compensating system for semisubmersible and drillship operations.

The long history of our brands and high customer recognition enables us to pursue research and development (“R&D”) efforts to innovate existing product and service offerings for our customers, such as the fully electric BOP in development that we believe is the first of its kind and will pave the way for safer, more efficient and environmentally sustainable drilling operations. As compared to traditional hydraulic systems, a fully electric BOP minimizes downtime and reduces maintenance costs by providing active monitoring, real-time data and remote-control capabilities. We are also developing several other cutting-edge technologies and solutions, such as a newly designed rotating control device for managed pressure drilling and enhanced pressure assisted shearing for BOPs.

Our global footprint and large installed base

We have a large, scalable and geographically diverse footprint with crucial customer proximity. Across our presence in 16 countries, we operate 31 physical locations and delivered sales in over 60 countries as of June 30, 2024. There are over 1,100 installations with our equipment globally. Our equipment offerings can be utilized in both offshore and onshore drilling markets, and we maintain locations near strategically important offshore drilling regions, including the Gulf of Mexico, the North Sea, South America, West Africa and the Middle East.

Approximately 75% of our installed base serves the offshore market. We have delivered mission-critical rig equipment packages (defined as two or more integrated systems), either pressure control systems, topside equipment or a full suite of products, to 126 offshore drilling rigs and platforms. Offshore rigs with our equipment packages operate primarily in international markets, including 22 floaters in the North Sea and Europe, 17 in Asia, 15 in North America, 15 in Central and South America and 13 in Africa and the Middle East. Jack-ups and platform rigs with our installed base also operate primarily in international markets, including 21 in the North Sea and Europe, 10 in Africa and the Middle East, seven in North America and six in Asia.

Source: Company information as of December 2023

[1]	Active rigs include contracted and under modification or maintenance; stacked includes under construction; Latin American rig count includes Central America

Our operations are heavily focused on aftermarket services, which accounted for 77.2% and 76.0% of our revenue during the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. A substantial majority of our revenues from aftermarket services are derived from the offshore oil and gas industry. Our ability to generate resilient and recurring revenues from aftermarket services is a direct result of our current and growing base of equipment installations globally. Increased drilling activity and wear-and-tear across our large installed base will continue to drive increased revenue from aftermarket services.

To effectively service our customers, we utilize our international presence, our global supply chain capabilities and a network supported by a broad and diverse supplier base that works seamlessly with our technical teams. Our global supply chain initiates and drives innovation and cost reductions by establishing long-term partnerships with qualified suppliers and optimizing inventory.

Our products

We provide a broad suite of mission-critical, highly engineered equipment to the global oil and gas drilling and mining industries. Our equipment generally falls under two broad categories: (i) pressure control systems, including BOPs, and (ii) topside equipment, which is comprised of hoisting and rotating systems and drilling (mud) circulating systems. We have also developed a comprehensive suite of digital solutions that are integrated with, and augment the functionality of, many of the products we provide, as described under “—Digital innovation.”

Pressure control systems

Our pressure control systems are critical pieces of safety equipment that are integral for the safe operation of oil and drilling rigs. We provide the following primary pieces of equipment under our pressure control systems:

•

Blowout Preventers (BOPs): The BOP is a series of valves designed to either shear the drillstring or close around the drillstring (via pipe rams in a ram BOP or by an annular BOP) to stop the uncontrolled flow of hydrocarbons from the wellbore. BOPs can either be placed on the seabed (a subsea BOP) or at surface as is commonly done in offshore jack-ups and onshore rigs.

•

BOP Control Systems: Given the criticality of the BOP, the control systems monitor, activate and test the BOPs. In the event of an issue, the control system will activate the BOP by either: (i) a signal sent by an operator, (ii) a loss of signal from surface or (iii) manual activation by a remotely operated vehicle.

•

Drilling Risers: The subsea riser is a buoyant pipe that the drillstring runs through and provides a conduit between the rig and the BOP or wellhead to transport drilling mud, as well as providing additional pipes that function as hydraulic fluid supply and choke and kill fluid lines.

•

Wellhead Connectors: Our H-4 type wellhead connectors are the industry leader in performance ratings and installed base. These devices connect a subsea BOP stack to the wellhead and are used on other OEMs’ BOP stacks.

Topside equipment

Our highly engineered topside equipment, which consists of hoisting and rotating systems and drilling (mud) circulating systems, is critical to a rig’s ability to lift, manage and rotate the drillstring and circulate drilling fluids through the wellbore.

Hoisting and rotating systems

We provide the following primary pieces of equipment under our hoisting and rotating systems:

•

Top Drive: The top drive sits within the upper portion of the derrick and applies rotation / torque to the drillstring during drilling operations. We have a long-standing history of providing high-spec, highly reliable top drives that are used by many of the largest global drilling contractors.

•

Iron Roughneck and Pipe Handling: The iron roughneck is used to make and later break connections in the drillstring, removing personnel from a very dangerous step in the process. The increased drilling cadence in both onshore and offshore makes the iron roughneck a key service item.

•	Derrick and Drawworks: The derrick and drawworks are the weight bearing components of the rig that provide the lifting capacity to the rig.

Drilling (mud) circulating systems

We provide the following primary pieces of equipment under our drilling (mud) circulating systems:

•

Mud Pumps: The mud pump is utilized to circulate drilling fluid (mud), which is critical as the fluid provides the primary pressure control, hole cleaning and friction reduction during drilling. As wellbores are increasingly complex and longer, operators require higher horsepower mud pumps to circulate fluid.

•	Slurry Pumps: Slurry pumps are our mud pumps that have been redesigned to be utilized in the transport of slurry in mining applications.

•

Mud Mixing and Control Systems: The drilling fluid needs to be carefully mixed and monitored to achieve required properties for the specific operation, such as weighting to avoid either the loss of well control (underweight) or loss of fluid (overweight).

Our services

Our aftermarket services generally fall under two broad categories:

•

Transactional Services: Transactional services are services on installed equipment, such as the manufacturing and sale of replacement spare parts, overhaul and repair of installed equipment, recertifications and field labor.

•	Integrated Solutions: We combine various tools, software and services to provide comprehensive digital solutions designed to drive productivity, safety and efficiency in our customers’ operations.

As depicted in the graphic below, our growing portfolio of integrated solutions is designed to deliver clear value to our customers by increasing operational efficiency and reducing costs.

Digital innovation

We have invested in developing digital solutions to support the safe and efficient operations of our equipment and are a leading provider of next-generation monitoring and control systems driving the future of drilling. Our digital solutions include products and services that enable operational optimization such as remote drilling automation and condition-based monitoring. Our real-time monitoring and analytics capabilities provide operational and service insights that can save our customers time and money. These offerings are an important part of our business as they provide recurring and stable revenue and upgrade opportunities to older equipment as our customers continue to invest in their own digitalization initiatives. In addition, the horizontal nature of this technology provides us with the opportunity to establish a presence in new adjacent end markets.

In alignment with our customers, we have taken the approach of building our digital solutions in a cloud-first, modern and open architecture. This provides our customers the ability to integrate our digital solutions into their existing workflow and monitoring systems and allows for the optimization of the entire well life cycle at lower costs. The differentiated nature of our digital solutions and value proposition for our customers provides a strong recurring base of revenue to our core business.

For example, we provided a next-generation rig equipment package to a customer as depicted below, which we believe has the potential to significantly reduce the number of personnel required to operate the rig relative to existing equipment.

Our business model

We offer drilling solutions through sales of projects and products and through aftermarket services on our installed base of equipment. During the six months ended June 30, 2024, we derived $91.5 million in revenue, or 22.8% of our revenue, from sales of projects and products and $309.8 million in revenue, or 77.2% of our revenue, from aftermarket services. During the year ended December 31, 2023, we derived $188.3 million in revenue, or 24.0% of our revenue, from sales of projects and products and $597.1 million in revenue, or 76.0% of our revenue, from aftermarket services.

Sales of projects and products

We define a project as the sale of two or more integrated systems that are designed to work together on a single drilling rig. Project sale revenue is derived primarily from new construction, reactivation or, less commonly, a significant capital upgrade to an existing drilling rig. Project sales are largely tied to the offshore rig newbuild cycle, particularly to the construction of floaters and jack-ups. Such projects entail substantial commissioning, manufacturing and installation, and thus shipyards or other customers seeking to outfit a newbuild or significantly upgrade an existing drilling rig prefer OEMs with differentiating expertise and reliability such as us. Production, delivery and installation on a project can span from 1.5 to 3.5 years. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig.

In addition to project sales, we sell new pieces of equipment and components to our offshore customers. As the offshore drilling market has largely avoided ordering newbuild rigs over the past seven to ten years, demand for our products has stemmed largely from wear-and-tear on the installed base as components age and operating requirements increase. Product sale revenue is derived from customers seeking to upgrade the capabilities of existing drilling rigs or replace existing equipment that is in need of major refurbishment or no longer operational, including equipment and components needed in connection with bringing warm stacked or cold stacked rigs back into service. Our project and product dynamics are similar across the onshore drilling market; however, in the current environment, onshore customers are more likely to embark on newbuild rig programs than in the offshore drilling market, especially in the Middle East.

We are one of the few global OEMs capable of delivering a comprehensive drilling equipment package that meets the stringent requirements demanded by major international oil and gas E&P companies and national oil companies to operate in harsh, offshore environments and environmentally sensitive areas. As of August 12, 2024, we and our predecessor companies have delivered integrated systems to over 140 offshore rigs (including 126 marketed rigs) since 1983, have supplied components to over 800 offshore installations since 1975 and have supplied components to over 300 onshore rigs since 2012.

Our comprehensive product offerings, manufacturing expertise and leading-edge technology allow us to provide all the critical components needed for a modern drilling rig capable of operating in challenging conditions and environmentally sensitive areas for customers who are acutely focused on safe and responsible drilling operations. These include integrated topside drilling packages for jack-ups, floaters and platforms; integrated pressure control systems deployed onshore and offshore, both at surface and subsea; and equipment certified for operation on the Norwegian Continental Shelf.

Aftermarket services

We have over 1,100 equipment installations globally. Demand for aftermarket services on existing rigs is largely driven by the installed base of our equipment already in operation, the intensity at which that equipment is being run and the age of the equipment. In the case of subsea BOPs and drilling risers, regulators in the United States and Europe mandate regular inspections and certification of the equipment, which are performed by the OEM.

In the offshore market, we are the provider of choice to inspect, maintain, recertify and repair, either by mandate or industry best practices, the equipment that we have delivered. Given the complexities of offshore equipment, even in situations where the OEM is not mandated to perform the service, it is uncommon for a customer to engage a third party to perform the work. We leverage our global operating footprint and supply chain to deliver this service to our customers in a timely and cost-effective manner. For example, on average, we provide recurring aftermarket services on our installed BOPs for over 25 years, which includes recertification every five years, regular monitoring and maintenance on an as-needed basis.

The equipment with the highest aftermarket service revenue potential is the BOP, followed by mud pumps, iron roughnecks and associated pipe handling equipment, subsea risers and top drives. As is typical in the industry, once we install equipment we tend to generate nearly all of the service revenue associated with the equipment. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul.

Source: Company management

We are able to partner with customers to deliver equipment sales and aftermarket services through the entire operating life of a rig to provide the performance, efficiency and safety they have come to expect. Such partnership is exemplified by our contractual service agreements (“CSAs”) with customers, which are long-term agreements under which we provide a tailored, unique solution to our customers’ aftermarket service needs for between five and ten years after initial installation. We provide our customers with transparent pricing and payment structures that are predictable. We leverage our experience and expertise to take advantage of predictive analytics and continuous certification to improve equipment availability and reduce operational costs for our customers while also limiting the impact of any potential supply chain slowdowns on our customers’ equipment. With our CSA offerings, for example, we have partnered with our customers to enhance BOP system availability by transferring the responsibility for BOP performance, including the management and servicing of equipment, to us. In addition to mitigating risks associated with downtime and repair costs, our customizable structures can be fine-tuned to address long-term ownership costs.

We expect to see the cadence of aftermarket demand from onshore rigs continue to increase in the near to medium term due to the increased pace of drilling in both the conventional and unconventional onshore markets, coupled with the drilling of more complex wells and longer laterals in challenging subsurface environments, thus increasing the wear-and-tear on equipment.

Customers and end markets

We serve customers in multiple industries and strive to provide reliable and safe solutions that satisfy our customers’ needs. Our primary end market is the upstream oil and gas industry, both offshore and onshore. A growing share of our revenue base is attributable to our businesses that support industries sitting outside, or adjacent to, the oil and gas sector, and we see further opportunity to continue to expand our footprint in these adjacent end markets.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. Our largest customer segment is drilling contractors, both offshore and onshore. We provide projects, products and services for drilling contractors in order to support essential drilling operations for E&P customers internationally. Our primary exposure to E&P operators is derived through the equipment supplied to platform rigs and, to a lesser degree, land-based equipment in international markets. In both cases, the rigs themselves are typically owned by the E&P operator, who may operate the rig themselves or contract out drilling operations to a drilling contractor. For mining operators, we sell products and services directly to mining companies, and we typically sell equipment directly to those engaged in hard rock mining operations, in particular. Finally, for newbuilds, we provide complete projects directly to a shipyard, but with the influence of the drilling contractor or E&P operator who is driving the order.

Our industry is focused on operating in a safe, minimally impactful and efficient manner. Accordingly, our products are critical components and of strategic importance to our customers, and we are in constant and active dialogue with our customers to develop new solutions, identify improvements and optimize performance of existing equipment. These partnerships reinforce our credibility, lending assurance to reliability and performance within the industry, which in turn attracts new customers. Furthermore, our broad geographic exposure reflects that of our customers’ global presence, providing timely service across their global operations when necessary.

While we serve a variety of end markets, the majority of our equipment and services are deployed in oil and gas drilling operations, particularly offshore and international drilling operations. Beyond the core oil and gas end markets, we supply a large and growing installed base of mining customers, primarily serving hard rock mining globally. Our product offerings, such as our slurry pumps, may be retrofitted and designed to service the needs of the both the conventional mining industry and also the subsea mining and research industries. We have seen increasing demand for our equipment from mining customers. Renewable energy technologies rely heavily on the expanded production of certain minerals, including lithium, cobalt and rare earth metals.

Our competitive strengths

We have a number of strengths that we believe will help us successfully execute our business strategies, including:

Global provider of innovative drilling equipment, digital solutions and services

We offer a broad portfolio of innovative drilling equipment, digital solutions and drilling rig lifecycle services designed to enhance the safety, efficiency and reliability of our customers’ operations. We deliver many of our products and services through highly recognized brands, including Hydril, VetcoGray, Wirth and Maritime Hydraulics, which have been trusted names in the energy industry for decades (in the case of Wirth, for more than 125 years). The Hydril brand, for example, produced the first hydraulically operated BOP in 1937, and Hydril continues to manufacture some of the most advanced annular BOPs for both onshore and offshore applications. The long history of our brands and high customer recognition enables us to pursue R&D efforts to continuously improve existing product and service offerings for our customers while also developing innovative new technologies, such as our commercial 20,000 psi BOP capability and a fully electric BOP. With development, manufacturing and service locations distributed throughout 16 countries, our global integrated operations facilitate the efficient delivery of our products to the operating sites of our customers and servicing of our installed base of equipment.

Large global installed base and integrated operations provide recurring and resilient aftermarket service revenues

We have over 1,100 equipment installations globally, approximately 75% of which serves offshore oil and gas drilling operations. As an OEM of premier equipment and with our large and growing installed base of equipment, we are well positioned to capture recurring revenues arising from aftermarket services for such equipment. During 2022, 2023 and the six months ended June 30, 2024, aftermarket services comprised 68.7%, 76.0% and 77.2%, respectively, of total revenues, and we anticipate these services will continue to represent a substantial portion of our revenue as increased drilling activity is expected to result in our customers requiring additional aftermarket services to sustain an increased cadence of activity globally. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul. We are able to partner with customers to deliver equipment sales and aftermarket services through the entire operating life of a rig, including the manufacturing and sale of replacement spare parts, overhaul and repair of installed equipment, recertifications and field labor. Further, we collaborate with our customers to implement our proprietary integrated digital solutions, including DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which support safe and efficient operations through remote monitoring of machine health, predictive analytics and operational optimization features such as drilling automation. The integration of our digital solutions with our equipment provides further opportunities for recurring revenues from customers.

Trusted partner for mission-critical services and products such as BOPs and BOP control systems

We believe our equipment offerings are essential, mission-critical components of a drilling rig and help promote safe and effective well construction and drilling operations. For example, our pressure control systems, including our subsea BOPs, 20,000 psi BOPs and BOP control systems, assist our customers with maintaining safe drilling operations, especially in deepwater offshore, environmentally sensitive or high-pressure applications. Due to the highly regulated, technologically demanding and sophisticated nature of the offshore drilling market, we believe we are one of only a few providers of subsea BOPs accepted by the major drilling contractors and operators for use in key offshore geographies, such as the Gulf of Mexico and the Norwegian sector of the North Sea. We believe customers prefer suppliers of BOPs and similar critical equipment and services with a demonstrated record of performance and safety, such as HMH. Through multi-year CSAs, we leverage our expertise and predictive analytics to design a unique blend of products and services for our customers aimed to increase equipment reliability, decrease downtime, reduce operational costs and ultimately lead to increased productivity and revenues for our customers. As a result of our extensive experience, track record of safety and reliability, comprehensive suite of offerings and global service network, we are a partner of choice for many of the largest independent E&P companies, national oil companies, drilling contractors, service providers and shipyards.

Exposure to strong expected growth in offshore and international onshore oil and gas drilling markets

With our large installed base and global presence, we are well positioned to capitalize on favorable dynamics in the oil and gas drilling industry, particularly in the offshore market where the substantial majority of our equipment is deployed today. According to Rystad Energy, after years of underinvestment, global greenfield and brownfield oil and gas capital expenditures are projected to be over $700 billion in each of 2024, 2025 and 2026, an increase of almost 50% as compared to 2020. As global capital expenditures for the oil and gas industry increase, the offshore rig market is also approaching activity levels not seen in nearly a decade. Rystad Energy forecasts a compounded annual growth rate of over 7% for floater rigs between 2023 and 2026. Such increase in oil and gas exploration and drilling activity is expected to result in increased demand for our equipment and aftermarket services. Further, due to the longer cycle times associated with offshore oil and gas projects as compared to onshore activity, we are well poised to benefit from the duration and stability of offshore activity. We believe our recurring revenues from aftermarket services will benefit from the expected increase in offshore activity.

Asset-light business model and scalable footprint provide earnings resilience

As a supplier of equipment and aftermarket services with increased flowthrough of product manufacturing at our current facilities, we have an asset-light business model that is well positioned to capture incremental operating margin expansion as revenues continue to grow. With our manufacturing and supply chain facilities strategically located near key offshore and onshore markets, we are well positioned to grow our business and capitalize on increased drilling activity with limited incremental investment in expanding operations and capital expenditures. During the six months ended June 30, 2023 and 2024, our capital expenditures, including development costs, represented only 3.2% and 1.9%, respectively, of revenue, while revenue increased by 7.2%, net income increased by 1,585.3% and Adjusted EBITDA increased by 59.4% from the six months ended June 30, 2023 to the six months ended June 30, 2024. During the years ended December 31, 2022 and 2023, our capital expenditures, including development costs, represented only 2.2% and 3.1%, respectively, of revenue, while revenue increased by 16.0%, net income increased by 165.5% and Adjusted EBITDA increased by 50.5% from the year ended December 31, 2022 to the year ended December 31, 2023.

Experienced management team that is well-positioned to grow the business through new product development, organic growth and acquisitions

Most members of our executive team have been active in the drilling segment for over 20 years and are well suited to identify trends and opportunities in the drilling industry. Our management team has a proven track record of profitably scaling revenue across a global portfolio through the cultivation of long-standing customer relationships, development and successful commercialization of new technologies and optimization of international manufacturing capabilities, supply chain networks and corporate processes, including the negotiation and execution of large contracts with shipyards and drilling contractors. In addition to organic growth, our management team has an extensive track record of identifying acquisition targets and executing transactions, having executed over 100 transactions throughout their combined careers. Many of these transactions involved complex structures including joint ventures, new efforts in foreign markets and corporate carve-outs. They also have a track record of successfully integrating acquired businesses, as demonstrated by the merger of Akastor’s MHWirth drilling equipment business and Baker Hughes’s Subsea Drilling Systems pressure control business that formed HMH.

Our strategy

We intend to achieve our primary business objectives by successfully executing on the following strategies through a combination of organic and inorganic growth investments:

Leverage global footprint and large installed base to capture growth in offshore drilling capital expenditures

Our integrated operations, including the provision of aftermarket services, enable us to understand the needs of our customers and anticipate areas for growth in our core market. We will seek to capture the expected increase in capital expenditures and drilling activity in the offshore oil and gas market through our global footprint of manufacturing and supply chain facilities near key markets and our large installed base.

As drilling rigs work and age, and as increasingly complex wells generate more wear-and-tear, we benefit from the resulting additional demand for our products and aftermarket services. Historically, we have seen aftermarket-driven demand growth as offshore drilling activity increases, and we expect that pattern to continue. Additionally, as our customers bring offshore rigs that are warm stacked or cold stacked back into service, the revenue base for our aftermarket services increases. This is in addition to our benefitting from the revenue opportunities from equipment replacements or upgrades associated with such reactivations.

Furthermore, opportunities for newbuild offshore rigs may arise as rig demand increases and the market tightens further. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig. Additionally, we expect such opportunities for newbuilds to increase our ongoing service revenue stream as new rigs are generally put directly into active service.

Continue to enhance customer offerings through both improvement of existing technologies, increased digitalization and expansion into additional offshore services

We believe that we have been, and will continue to be, at the forefront of technological and digital innovation in the drilling industry. We actively invest in R&D efforts and are developing several cutting-edge technologies and solutions, such as hybrid energy solution rigs, riserless drilling, a newly designed rotating control device for managed pressure drilling, enhanced pressure assisted shearing for BOPs and an electric BOP.

We also invest in developing digital solutions, such as DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which use real-time data and analytics that allow us to better understand our customers’ needs. Our innovative equipment offerings and integrated digital solutions create value for our customers by increasing efficiency, decreasing downtime, reducing cost and enhancing safety. In recent years, we have developed integrated digital control solutions that enable remote drilling operations and increase automation in the drilling process. We will continue pursuing technological and digital advancements that we believe will lead to additional avenues for growth and enhance our position as the partner of choice for our customers.

We continue to explore opportunities to provide other services to our existing offshore drilling contractor customer base. For example, we provide inspection services on risers that were not originally provided or installed by us.

Leverage historical capability to capture growth and market share in onshore drilling capital expenditures

Our current suite of drilling products is well-suited for large, high-torque and high-horsepower onshore rigs. While our installed base of equipment on onshore rigs is relatively small compared to offshore rigs, we have extensive capabilities in this area and will focus on both organic and inorganic investments to increase our penetration of new equipment sales for land drilling. The onshore drilling market is relatively more fragmented with a more diverse customer base than the offshore drilling market and represents a largely untapped aftermarket opportunity for us. We have the ability to provide a broad suite of products (over 110,000 drawings of parts are available) and repair services that are compatible with equipment provided by most major manufacturers. Recent expansion in the Middle East further enhances this capability, and we are pursuing multiple additional marketing channels to increase this activity on a global basis.

Utilize industry expertise and manufacturing capabilities to continue growth in current onshore and subsea mining businesses

We will continue to utilize our engineering and manufacturing expertise for the application of our products and services for use in, and the development of solutions for, adjacent and complementary markets such as onshore and subsea mining. For example, we have modified and deployed our drilling mud pumps to serve in the onshore mining sector as heavy-duty slurry pumps, which are used to transport and process mining material through high-pressure slurry lines. We are also pursuing similar opportunities in subsea mining, where our mud pump systems meet the pressure and temperature requirements for deep sea mining operations. Our technologies and products have a wide range of applications across industries, and we will actively embrace such opportunities for growth where the economics and industry outlook are favorable.

Expand into adjacent markets that are consistent with our core competencies

We are exploring adjacent segments that draw on similar skill sets as our core businesses. These include moving beyond the drilling rig for oil and gas customers and making completion, intervention and production equipment and services. We have a long-standing track record of developing, designing, manufacturing and delivering highly engineered equipment that is relied upon by customers operating in regions and environments with significant complexity, regulatory scrutiny and financial risk involved. We believe that this experience, technical know-how and reputation are a key differentiator for our organization, which positions us well to be able to expand our portfolio of oil and gas related products.

We believe it is important to focus on our core competencies around manufacturing highly engineered products, expanding market access to products globally, commercializing new technology and driving cost and operational efficiency. Other adjacent industries could include renewables, marine products and services and industrial business with equipment similar to our drilling equipment. Our global footprint, manufacturing capacity, operational capability and experience growing businesses globally allow us to assess and execute on this strategy.

Capitalize on management experience to grow business through acquisitions and integration

HMH B.V. was formed through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. Our management team successfully combined these businesses and quickly established our corporate infrastructure to support the new company. Our management team has extensive mergers and acquisitions (“M&A”) and integration experience in prior roles at other companies. Given management’s experience and prior track record, we are well positioned to recognize and capitalize on trends in the industry.

Our global reach and footprint position us well to identify, source, acquire and integrate businesses that can help us continue to grow in core and adjacent markets, as exemplified by our recent Drillform Acquisition (as defined herein). We believe there is a substantial opportunity set of potential acquisition candidates that will be available over the next several years.

We intend to invest in businesses that generally have similar characteristics to our own, such as an ongoing aftermarket component, proprietary technology and a capital-light business model. We will also focus on opportunities that can be scaled across our global platform and leverage our management team’s experience in driving growth. We have a strategic and financial approach to evaluating potential acquisitions to confirm that they meet certain criteria, with a preference for potential acquisition targets that would add new products or technologies, are complementary to our core product offerings and end markets, have a strong history of generating high returns and have an asset-light business model.

Continue to use conservative balance sheet approach and target businesses with light capital needs

Our management team has established conservative financial principles to guide us through decision-making in any potential commodity cycle. Our asset-light business model, the recurring revenues associated with our aftermarket services and our Free Cash Flow generation mitigate our exposure to the impacts of commodity downturns and provide us with the flexibility to pursue growth opportunities. Even so, we remain focused on maintaining a conservative leverage profile and maintaining an asset-light business model.

Recent developments

Sale of non-controlling interest in Hydril Arabia

On March 28, 2024, Hydril PCB Limited, a subsidiary of HMH B.V., issued shares representing a 30% non-controlling interest in its subsidiary, Hydril Pressure Controlling Arabia Limited (“Hydril Arabia”), to Tanajib Holding Company CJSC (“Tanajib”), in exchange for total consideration of $9.2 million, comprising $2.3 million of upfront consideration and $6.9 million of deferred consideration. Tanajib provides drilling and maintenance solutions, as well as manufacturing and process optimization services within Saudi Arabia. The Hydril Arabia joint venture with Tanajib was established for the purpose of growing our operations in Saudi Arabia.

Acquisition of Drillform

On July 17, 2024, HMH B.V. completed an acquisition (the “Drillform Acquisition”) of Drillform Technical Services Ltd. and certain other affiliated entities and assets (collectively, “Drillform”). Drillform is based in Alberta, Canada and has facilities in Tulsa, Oklahoma and Abu Dhabi, United Arab Emirates. Drillform holds a portfolio of patents and intellectual property related to equipment used in the handling of drill pipe during drilling operations and has a significant installed base of automated floor wrenches and catwalks. The total consideration paid for the Drillform Acquisition was approximately $21.0 million in cash, subject to a potential total earnout of up to $12.0 million.

Principal shareholders

Our Principal Shareholders are Baker Hughes and Akastor. As of August 12, 2024, 50% of HMH B.V.’s ordinary shares, consisting of an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, were held by Baker Hughes, and 50% of HMH B.V.’s ordinary shares, consisting of an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, were held by Akastor.

Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

After giving effect to the corporate reorganization and this offering and the application of the net proceeds therefrom and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, the Principal Shareholders, collectively, will own all of the shares of our Class B common stock, representing   % total voting power of our capital stock, and will own all of the B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V. Through its ownership of shares of our Class B common stock, each Principal Shareholder will have the ability to influence all matters submitted to our shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). For more information, see “—Corporate reorganization,” “Security ownership of certain beneficial owners and management” and “Certain relationships and related party transactions.”

Pursuant to the Shareholders’ Agreement (as defined herein) that we will enter into with the Principal Shareholders in connection with the closing of this offering, each of the Principal Shareholders will have the right to designate to our board of directors (i) two nominees so long as such Principal Shareholder and its affiliates collectively beneficially own at least      shares of our common stock and (ii) one nominee so long as such Principal Shareholder and its affiliates collectively beneficially own at least      but less than      shares of our common stock. See “Certain relationships and related party transactions—Shareholders’ Agreement.”

Corporate reorganization

HMH Inc. was incorporated as a Delaware corporation and wholly owned subsidiary of HMH B.V. in April 2024. Immediately prior to this offering and the corporate reorganization, the Principal Shareholders will collectively own all of the equity interests in HMH B.V.

Following this offering and the corporate reorganization, HMH Inc. will be a holding company whose sole material asset will consist of a   % equity interest in HMH B.V., with such equity interest consisting of      Class A

ordinary shares, which entitle the holder to one vote per share and track HMH B.V.’s U.S. operations (the “B.V. Voting Class A Shares”), and      Class B ordinary shares, which entitle the holder to one vote per share and track HMH B.V.’s non-U.S. operations (the “B.V. Voting Class B Shares” and, together with the B.V. Voting Class A Shares, the “B.V. Voting Shares”). HMH B.V. will continue to wholly own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, HMH Inc. will own all of the B.V. Voting Shares.

In connection with this offering:

•

HMH B.V. will undergo a      for 1 stock split, after which Baker Hughes will own      B.V. Voting Class A Shares and      B.V. Voting Class B Shares and Akastor will own      B.V. Voting Class A Shares and      B.V. Voting Class B Shares;

•

HMH B.V. will recapitalize to convert (i)      B.V. Voting Class A Shares to non-voting Class A ordinary shares that track HMH B.V.’s U.S. operations (the “B.V. Non-Voting Class A Shares”) and (ii)      B.V. Voting Class B Shares to non-voting Class B ordinary shares that track HMH B.V.’s non-U.S. operations (the “B.V. Non-Voting Class B Shares” and, together with the B.V. Non-Voting Class A Shares, the “B.V. Non-Voting Shares”);

•	HMH Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•

Baker Hughes will sell      B.V. Voting Class A Shares and      B.V. Voting Class B Shares to HMH Inc. in exchange for $   in cash and will receive      shares of our Class B common stock in exchange for relinquishing voting rights on      of its B.V. Voting Class A Shares and      of its B.V. Voting Class B Shares;

•

Akastor will sell      B.V. Voting Class A Shares and      B.V. Voting Class B Shares to HMH Inc. in exchange for $   in cash and will receive      shares of our Class B common stock in exchange for relinquishing voting rights on      of its B.V. Voting Class A Shares and      of its B.V. Voting Class B Shares; and

•

HMH Inc. will contribute, directly or indirectly, the remaining net proceeds from this offering to HMH B.V. in exchange for newly issued B.V. Voting Shares, consisting of      B.V. Voting Class A Shares and      B.V. Voting Class B Shares, such that, after the exchange, HMH Inc. will hold, after taking into account the B.V. Voting Shares acquired from Baker Hughes and/or Akastor, one B.V. Voting Class A Share and one B.V. Voting Class B Share, respectively, for each share of our Class A common stock outstanding following this offering.

After giving effect to these transactions and this offering and the application of the net proceeds therefrom and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to giving effect to the vesting of any LTI Awards (as defined herein) that may vest in connection with this offering, the reservation of shares of Class A common stock under the 2024 LTIP (as defined herein), the grant of awards thereunder in connection with this offering and any future redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares) pursuant to the Exchange Agreement:

•

the Principal Shareholders, collectively, will own all of the shares of our Class B common stock, representing   % total voting power of our capital stock, and will own all of the B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Baker Hughes will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Akastor will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•	the investors in this offering, collectively, will own all of the shares of our Class A common stock, representing % total voting power of our capital stock; and

•	HMH Inc. will own all of the B.V. Voting Shares, representing a % equity interest in HMH B.V., which will represent 100% total voting power of the equity in HMH B.V.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock:

•

the Principal Shareholders, collectively, will own all of the shares of our Class B common stock, representing   % total voting power of our capital stock, and will own all of the B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Baker Hughes will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Akastor will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•	the investors in this offering, collectively, will own all of the shares of our Class A common stock, representing % total voting power of our capital stock; and

•	HMH Inc. will own all of the B.V. Voting Shares, representing a % equity interest in HMH B.V., which will represent 100% total voting power of the equity in HMH B.V.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters on which shareholders are entitled to vote generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange.

Following this offering, under an exchange agreement to be entered into in connection with this offering by and among HMH Inc., HMH B.V. and the Principal Shareholders (the “Exchange Agreement”), each Principal Shareholder will, subject to certain limitations, have the right (the “Redemption Right”) to cause HMH B.V. to acquire all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (ii) an equivalent amount of cash, based on the trailing     -day volume weighted average price of our Class A common stock on Nasdaq (“VWAP”) prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) will have the right (the “Call Right”) to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Shareholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (b) an equivalent amount of cash, based on the trailing     -day VWAP prior to the redemption date.

Following this offering, under the Exchange Agreement, Akastor will, subject to certain limitations, also have the right (the “Hybrid Redemption Right”), in lieu of exercising its Redemption Right to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing     -day VWAP prior to the exchange date.

Our decision to mutually agree with a Principal Shareholder on whether to make a cash payment upon such Principal Shareholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by HMH Inc. of interests in HMH B.V. for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

In connection with any redemption of B.V. Non-Voting Shares (and, if applicable, acquisition of Mercury HoldCo Inc. shares) and our Class B common stock pursuant to the Redemption Right or acquisition of B.V. Non-Voting Shares (and, if applicable, acquisition of Mercury HoldCo Inc. shares) and our Class B common stock pursuant to our Call Right, the corresponding number of shares of our Class B common stock will be cancelled. See “Certain relationships and related party transactions—Exchange Agreement.” The Principal Shareholders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain relationships and related party transactions—Registration Rights Agreement.”

In connection with the closing of this offering, we will enter into a tax receivable agreement with the Principal Shareholders (the “Tax Receivable Agreement”). The Tax Receivable Agreement will generally provide for the payment by us to the Principal Shareholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each Principal Shareholder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all of such Principal Shareholder’s B.V. Voting Shares in connection with this offering or any portion of such Principal Shareholder’s B.V. Non-Voting Shares pursuant to the exercise of the Redemption Right or our Call Right, (ii) the utilization of certain net operating losses (“NOLs”) of Mercury HoldCo Inc. in the event that we acquire Mercury HoldCo Inc. shares pursuant to the exercise of the Hybrid Redemption Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. We will be dependent on HMH B.V. to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement.

HMH Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk factors—Risks related to this offering and ownership of our Class A common stock” and “Certain relationships and related party transactions—Tax Receivable Agreement.”

The following diagram indicates our corporate structure immediately preceding this offering and the transactions related thereto:

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock) and prior to giving effect to the vesting of any LTI Awards that may vest in connection with this offering, the reservation of shares of Class A common stock under the 2024 LTIP, the grant of awards thereunder in connection with this offering and any future redemptions of B.V. Non-Voting Shares and acquisitions of Mercury HoldCo Inc. shares pursuant to the Exchange Agreement:

Summary of risk factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described under “Risk factors,” together with the other information in this prospectus, before deciding whether to purchase our Class A common stock. If any of the risks described under “Risk factors” actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

Risks related to our business

•	the cyclical nature of the oil and natural gas E&P industry and volatility of oil and natural gas prices;

•	the competition we face;

•	our dependence on suppliers and a limited number of customers;

•	risks associated with certain contracts for our products and services;

•	the impact of certain developments in the global oil and gas markets and changing macroeconomic conditions;

•	risks associated with the growth of our business through recent and potential future acquisitions;

•	risks relating to existing international operations and expansion into new geographical markets;

•	our ability to comply with export and import controls, economic sanctions and embargoes and other international trade laws and regulations;

•	the loss of senior management or technical personnel;

•	unforeseen interruptions and hazards inherent in the oil and natural gas industry;

•	the impact of a failure of our equipment to perform to specifications;

•	a lack of adequate insurance for potential environmental, product or personal injury liabilities;

•	our limited combined historical financial statements may not be indicative of future performance;

Risks related to environmental and regulatory matters

•	complex laws and regulations related to our business and our customers’ businesses;

•	risks related to climate change;

•	the impact of laws to restrict, delay or cancel leasing, permitting or drilling activities;

Risks related to legal, accounting and tax matters

•	we have identified material weaknesses in our internal control over financial reporting;

•	changes in tax laws, regulations and treaties;

•	our ability to comply with laws and regulations relating to anti-corruption and economic sanctions;

•	the impact of oilfield anti-indemnity provisions enacted by many U.S. states;

Risks related to technology and intellectual property

•	new technology may cause us to become less competitive;

•	our intellectual property rights may be inadequate to protect our business;

•	our inability to obtain and retain licenses to intellectual property owned by third parties;

•	we may become involved in intellectual property litigation;

•	errors or failures of our proprietary software may result in liability;

•	cybersecurity attacks, information technology (“IT”) system failures and network disruptions;

Risks related to our indebtedness

•	our ability to generate sufficient cash to service our indebtedness;

•	the impact of restrictions in our existing and future debt agreements;

Risks related to this offering and ownership of our Class A common stock

•	risks related to being a holding company;

•	the lack of an existing market for our Class A common stock;

•	the impact of payments under the Tax Receivable Agreement;

•

the Principal Shareholders will, if and when their voting interests align, initially have the ability to direct the voting of a majority of the voting power of our capital stock, and their interests may conflict with those of our other shareholders;

•	the impact of a significant reduction by the Principal Shareholders of their ownership interests in us;

•	reduced disclosure requirements applicable to “emerging growth companies”;

•	the costs of, and our ability to comply with, the requirements of being a public company;

•	future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our Class A common stock to decline;

•	anti-takeover provisions in our organizational documents could delay or prevent a change of control; and

•	we may not pay or declare dividends on our Class A common stock, and our existing debt agreements place certain restrictions on our ability to do so.

Principal executive offices and Internet address

Our principal executive offices are located at 3300 North Sam Houston Parkway East, Houston, Texas 77032, and our telephone number is (281) 449-2000. Following the closing of this offering, our website will be located at www.hmhw.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging growth company status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•

in contrast to our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after we are public, the presentation in this prospectus includes only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act.

The offering

Issuer	HMH Holding Inc.

Class A common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Option to purchase additional shares of Class A common stock	To the extent that the underwriters sell more than shares of Class A common stock in this offering, we have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock.

Class A common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).(1)

Class B common stock outstanding after this offering	shares, or one share for each bundle of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share held by the Principal Shareholders immediately following this offering. Shares of Class B common stock are non-economic. In connection with any redemption of B.V. Non-Voting Shares and our Class B common stock pursuant to the Redemption Right, acquisition of B.V. Non-Voting Shares and our Class B common stock pursuant to our Call Right or acquisition of B.V. Non-Voting Class A Shares (indirectly through the acquisition of Mercury HoldCo Inc. shares), B.V. Non-Voting Class B Shares and our Class B common stock pursuant to the Hybrid Redemption Right, the corresponding number of shares of our Class B common stock will be cancelled.

Voting power of Class A common stock after this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power of Class B common stock after this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Upon completion of this offering, the Principal Shareholders will initially own shares of Class B common stock, representing % of the voting power of the Company.

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters on which shareholders are entitled to vote generally. Each share of our Class B common stock entitles its holder to one vote on all matters on which shareholders are entitled to vote generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of capital stock.”

Use of proceeds	We expect to receive $ million of net proceeds (assuming the midpoint of the price range set forth on the cover page of this prospectus) from the sale of Class A common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or $ million of net proceeds if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us).

We intend to (i) use $ million of the net proceeds from this offering to pay the cash consideration portion of the purchase price to purchase an aggregate B.V. Voting Class A Shares and B.V. Voting Class B Shares from Baker Hughes and/or Akastor pursuant to the corporate reorganization (see “Corporate reorganization”) and (ii) contribute all of the remaining net proceeds from this offering to HMH B.V. in exchange for a number of B.V. Voting Class A Shares and B.V. Voting Class B Shares such that the number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, respectively, held by us (taking into account the B.V. Voting Class A Shares and B.V. Voting Class B Shares acquired by us from the Principal Shareholders pursuant to the corporate reorganization) equals the number of shares of Class A common stock sold by us in the offering. HMH B.V. intends to use $ million of the net proceeds received by it to repay all of the outstanding principal and accrued and unpaid interest under the Shareholder Loans (as defined herein) from Baker Hughes Holdings LLC and Akastor AS, which totaled $125.0 million as of June 30, 2024, and any remaining amounts for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to contribute all of the additional net proceeds to HMH B.V. in exchange for an additional B.V. Voting Class A Shares and B.V. Voting Class B Shares. HMH B.V. intends to use such additional net proceeds for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.

See “Use of proceeds.”

Dividend policy	The declaration and payment of dividends by us will be at the sole discretion of our board of directors. We currently intend to retain future earnings, if any, to finance the growth and development of our business. However, our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends. See “Dividend policy.”

Redemption rights of the Principal Shareholders

Under the Exchange Agreement, each Principal Shareholder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (ii) an equivalent amount of cash, based on the trailing     -day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Shareholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (b) an equivalent amount of cash, based on the trailing     -day VWAP prior to the redemption date. Under the Exchange Agreement, Akastor will, subject to certain limitations, also have the right, pursuant to the Hybrid Redemption Right (and in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing     -day VWAP prior to the exchange date. Our decision to mutually agree with a Principal Shareholder on whether to make a cash payment upon such Principal Shareholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by HMH Inc. of interests in HMH B.V. for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code. In connection with any redemption of B.V. Non-Voting Shares and our Class B common stock pursuant to the Redemption Right, acquisition of B.V. Non-Voting Shares and our Class B common stock pursuant to our Call Right or acquisition of B.V. Non-Voting Class A Shares (indirectly through the acquisition of Mercury HoldCo Inc. shares), B.V. Non-Voting Class B Shares and our Class B common stock pursuant to the Hybrid Redemption Right, the corresponding number of shares of our Class B common stock will be cancelled. See “Certain relationships and related party transactions—Exchange Agreement.”

Tax Receivable Agreement	HMH Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of the Principal Shareholders’ B.V. Voting Shares in connection with this offering or B.V. Non-Voting Shares (and, if applicable, Mercury HoldCo Inc. shares) pursuant to an exercise of the Redemption Right, the Call Right or the Hybrid Redemption Right is, in each case, expected to create tax attributes for HMH Inc. (and, with respect to any acquisition of Mercury HoldCo Inc. shares, allow HMH Inc. to share in existing tax attributes). These tax attributes would not have been available to HMH Inc. absent its acquisition or deemed acquisition of such B.V. Voting Shares and B.V. Non-Voting Shares (collectively, the “B.V. Shares”) and, if applicable, its acquisition of the Mercury HoldCo Inc. shares, and are expected to reduce the amount of cash tax that HMH Inc. and Mercury HoldCo Inc. would otherwise be required to pay in the future. In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the Principal Shareholders, which will generally provide for the payment by us to the Principal Shareholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of those tax attributes, as well as the additional tax attributes created by payments under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See “Risk factors—Risks related to this offering and ownership of our Class A common stock” and “Certain relationships and related party transactions—Tax Receivable Agreement.”

Listing and trading symbol	We intend to apply to list our Class A common stock on Nasdaq under the symbol “HMHW.”

Risk factors	You should carefully read and consider the information set forth under “Risk factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

(1)	The number of shares of our Class A common stock that will be outstanding after this offering excludes (i) the shares of Class A common stock that we anticipate will be reserved and available for future issuance under the 2024 LTIP, once adopted, including any equity awards representing the right to receive shares of our Class A common stock that may be granted in connection with the consummation of this offering; and; (ii) certain phantom awards outstanding as of June 30, 2024, as described under “Executive compensation—Additional narrative disclosure—Equity awards” and representing, after giving effect to the corporate reorganization, the right to receive shares of our Class A common stock.

Summary historical and pro forma financial data

HMH Inc. was formed in April 2024 and, therefore, has limited historical financial operating results. The following table presents summary historical consolidated financial data, as of the dates and for the periods indicated, of our accounting predecessor, HMH B.V., and summary pro forma financial data for HMH Inc. The summary historical consolidated financial data of our predecessor as of and for the years ended December 31, 2023 and 2022 is derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical consolidated financial data of our predecessor as of and for the six months ended June 30, 2024 and 2023 is derived from the unaudited historical condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

The summary unaudited pro forma statement of income and balance sheet data as of and for the year ended December 31, 2023 and as of and for the six months ended June 30, 2024 has been prepared to give pro forma effect to (i) the corporate reorganization and (ii) this offering and the application of the net proceeds therefrom as if each had been completed on January 1, 2023. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. Such adjustments are preliminary and based upon currently available information and certain assumptions that our management believes are reasonable. The summary unaudited pro forma financial data is presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had such transactions been consummated on the date indicated and does not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

The summary historical consolidated financial data and the summary unaudited pro forma financial data presented below should be read in conjunction with “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Use of proceeds” and the historical financial statements of HMH B.V., the pro forma financial statements of HMH Inc. and related notes thereto and other financial data included elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Predecessor historical				HMH Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2024	Year ended December 31, 2023
(in thousands, except share and per share amounts)	2024	2023	2023	2022
	(unaudited)				(unaudited)

Consolidated Statement of Income Data:

Revenue
Service revenue	$309,812	$276,473	$597,087	$465,247	$	$
Product revenue	88,922	93,205	179,629	207,110
Related party revenue	2,539	4,494	8,730	4,856

Total revenue	401,273	374,172	785,446	677,213

Operating expenses
Cost of services sold (exclusive of depreciation and amortization)	158,032	147,077	281,562	224,679
Cost of goods sold (exclusive of depreciation and amortization)	96,091	110,088	259,804	231,030

Total cost of sales (exclusive of depreciation and amortization)	254,123	257,165	541,366	455,709

Selling, general and administrative expenses	73,972	75,431	123,158	141,811
Research and development expenses	3,093	1,695	3,041	2,877
Depreciation and amortization	18,786	16,948	37,951	40,867
Other operating expenses (income)	—	2,196	1,929	15,632

Total operating expenses	349,974	353,435	707,445	656,896

	Predecessor historical				HMH Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2024		Year ended December 31, 2023
(in thousands, except share and per share amounts)	2024	2023	2023	2022
	(unaudited)				(unaudited)
Operating income	51,299	20,737	78,001	20,317

Foreign currency gain (loss), net	(1,448)	2,958	796	(6,825)
Other non-operating income (loss), net	1,028	524	231	1,147
Interest (expense) income, net	(16,949)	(17,758)	(46,269)	(32,725)
Equity in earnings of unconsolidated affiliates	—	—	—	168

Income (loss) before income taxes	33,930	6,461	32,759	(17,918)

Income tax expense	(8,684)	(4,963)	(15,357)	(8,646)

Net income (loss)	$25,246	$1,498	$17,402	$(26,564)	$		$

Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,698	$43,074	$62,524	$47,336	$		$
Property, plant and equipment, net	204,901	222,235	214,834	217,675
Total assets	1,357,026	1,307,974	1,368,418	1,294,322
Long-term debt, net	323,470	260,649	316,047	265,351
Total equity	617,666	572,430	593,131	567,243

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(7,441)	$(18,121)	$25,574	$974
Net cash used in investing activities	(7,472)	(11,986)	(24,056)	(15,450)
Net cash provided by (used in) financing activities	(8,324)	24,496	14,656	(28,839)

Other Data:
Net income (loss) as a % of revenue	6.3%	0.4%	2.2%	(3.9)%		%		%
Net income (loss) as a % of total assets	1.9%	0.1%	1.3%	(2.1)%		%		%
Adjusted EBITDA(1)	$71,113	$44,599	$122,573	$81,438	$		$
Adjusted EBITDA Margin(1)(2)	17.7%	11.9%	15.6%	12.0%		%		%
Free Cash Flow(1)	$(14,913)	$(30,107)	$917	$(14,017)
Adjusted ROCE(1)	9.0%	5.9%	15.5%	6.4%		%		%

(1)	For definitions of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Adjusted ROCE and reconciliations to their most directly comparable financial measures calculated and presented in accordance with GAAP, see “—Non-GAAP financial measures.”
(2)	Calculated as a percentage of revenue.

Non-GAAP financial measures

Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, EBITA and Adjusted ROCE (each as defined herein) are non-GAAP financial measures and should not be considered as alternatives to, or more meaningful than, net income (loss), net income (loss) as a percentage of revenue, net cash provided by (used in) operating activities, net income (loss) as a percentage of total assets or any other measure presented in accordance with GAAP. Our computation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, EBITA and Adjusted ROCE may differ from computations of similarly titled measures of other companies. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures, please see below.

Adjusted EBITDA and Adjusted EBITDA Margin

We use Adjusted EBITDA and Adjusted EBITDA Margin (each, a non-GAAP measure) as one of the indicators to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and certain non-recurring items. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense, depreciation and amortization and certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, IT system implementation, restructuring costs, foreign currency transaction (gain) loss and reduction of the Step Oiltools (as defined herein) receivable. We track Adjusted EBITDA on an absolute dollar basis and as a percentage of revenue, which we refer to as Adjusted EBITDA Margin. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We believe that Adjusted EBITDA is a supplemental measurement tool used by analysts and investors to evaluate overall operating performance, ability to pursue and service possible debt opportunities and possible future investment opportunities. In addition, we believe that Adjusted EBITDA Margin is a supplemental measurement tool used by analysts and investors to evaluate profitability of sales. Adjusted EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income (loss), as measured under GAAP. The items excluded from Adjusted EBITDA and Adjusted EBITDA Margin, but included in the calculation of reported net income (loss), are significant components of the consolidated statements of income (loss) and must be considered in performing a comprehensive assessment of overall financial performance.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to Adjusted EBITDA and Adjusted EBITDA Margin for each of the periods indicated:

	Predecessor historical				HMH Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2024		Year ended December 31, 2023
(in thousands, except percentages)	2024	2023	2023	2022

Net income (loss)	$25,246	$1,498	$17,402	$(26,564)	$		$

Add:
Interest expense, net	16,949	17,758	46,269	32,725
Income tax expense	8,684	4,963	15,357	8,646
Depreciation and amortization	18,786	16,948	37,951	40,867
IT system implementation	—	3,231	3,231	2,556
Restructuring costs	—	3,159	3,159	381
Foreign currency transaction (gain) loss	1,448	(2,958)	(796)	6,825
Step Oiltools receivable	—	—	—	16,002

Adjusted EBITDA	$71,113	$44,599	$122,573	$81,438	$		$
Net income (loss) as a % of revenue	6.3%	0.4%	2.2%	(3.9)%		%		%
Adjusted EBITDA Margin(1)	17.7%	11.9%	15.6%	12.0%		%		%

(1)	Calculated as a percentage of revenue.

Free Cash Flow

We use Free Cash Flow (a non-GAAP measure) to evaluate our liquidity to provide flexibility and optionality to achieve our broader capital allocation strategy. We define Free Cash Flow as cash flow from operations minus purchases of property and equipment and development costs. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment that can be used for investment in our business and for acquisitions as well as to strengthen our balance sheet. Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by (used in) operating activities. Free Cash Flow does not reflect our ability to meet future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of the GAAP financial measure of net cash provided by (used in) operating activities to Free Cash Flow for each of the periods indicated:

	Predecessor historical
	Six months ended June 30,		Year ended December 31,
(in thousands)	2024	2023	2023	2022
Net cash provided by (used in) operating activities	$(7,441)	$(18,121)	$25,574	$974

Adjusted for:
Purchases of property and equipment	(6,247)	(10,098)	(14,116)	(7,534)
Development costs(1)	(1,225)	(1,888)	(10,541)	(7,457)

Free Cash Flow	$(14,913)	$(30,107)	$917	$(14,017)

(1)	Development costs consist of charges related to the upgrade of our Enterprise Resource Planning software, coupled with internally developed software costs that will have alternative uses for our ongoing business.

Adjusted ROCE

We use Adjusted ROCE (a non-GAAP measure) to evaluate the profitability of the Company’s capital employed in its business operations compared with that of its peers. We define Adjusted ROCE as net income plus interest expense, net, income tax expense and amortization expense for intangible assets, which we refer to as EBITA (a non-GAAP measure), divided by total assets less goodwill, other intangibles and total current liabilities. We believe Adjusted ROCE is a good indicator of long-term company and management performance as it relates to capital efficiency.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to EBITA and Adjusted ROCE for each of the periods indicated:

	Predecessor historical				HMH Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2024		Year ended December 31, 2023
(in thousands, except percentages)	2024	2023	2023	2022

Numerator:
Net income (loss)	$25,246	$1,498	$17,402	$(26,564)	$		$

Add:
Interest expense, net	16,949	17,758	46,269	32,725
Income tax expense	8,684	4,963	15,357	8,646
Intangible asset amortization	9,278	9,672	19,938	21,575

EBITA	$60,157	$33,891	$98,966	$36,382	$		$

Denominator:
Total assets	$1,357,026	$1,307,974	$1,368,418	$1,294,322	$		$
Goodwill	(287,291)	(287,863)	(287,848)	(287,525)
Other intangibles	(61,225)	(52,627)	(64,432)	(65,032)
Total current liabilities	(338,834)	(397,581)	(376,293)	(373,606)

Adjusted capital employed	$669,676	$569,903	$639,845	$568,159	$		$

Net income (loss) as a % of total assets	1.9%	0.1%	1.3%	(2.1)%		%		%

Adjusted ROCE	9.0%	5.9%	15.5%	6.4%		%		%

Cautionary statement regarding forward-looking statements

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “may,” “could,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•

uncertainty regarding the timing, pace and extent of an economic recovery in the United States and elsewhere, which, in turn, will likely affect demand for oil and natural gas and therefore the demand for our products and services;

•	worldwide demand for, and production of, oil and natural gas and the resultant market prices of oil and natural gas;

•

global or national health concerns, including health epidemics or pandemics such as the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and natural gas industry and negative impact on demand for oil and natural gas, which may negatively impact our business;

•	a further decline or future decline in spending by our customers in the oil and natural gas industry;

•	actions by the Organization of the Petroleum Exporting Countries (“OPEC”), its members and other state-controlled oil companies relating to oil price and production controls;

•	the level of production in non-OPEC countries;

•

domestic and international political, military, regulatory and economic conditions, including global inflationary pressures, Russia’s ongoing invasion of Ukraine and sanctions related thereto, as well as the ongoing conflict in Gaza, the Red Sea and the surrounding region, which may negatively impact our operating results;

•	changes in general economic and geopolitical conditions;

•	competition among oilfield service and equipment providers;

•	changes in the long-term supply of, demand for and inventory levels of oil and natural gas;

•	cost and availability of storage and transportation of oil, gas and related products;

•	actions taken by our customers, competitors and third-party operators;

•	the discovery rate, size and location of new oil and natural gas reserves, including in offshore areas;

•	delay and regulatory uncertainty stemming from local or environmental non-governmental opposition to offshore and onshore energy development projects;

•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;

•	the ability of oil and natural gas producers to generate funds for their capital-intensive businesses, including via their ability to raise equity capital and debt financing;

•	our ability to successfully implement our business plan;

•	large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

•	contractions in the credit market and the price and availability of debt and equity financing (including changes in interest rates);

•	our ability to complete growth strategies on time and on budget;

•	our ability to integrate and realize the benefits expected from recent and potential future acquisitions, including any related synergies;

•

introduction of new drilling or completion techniques or equipment, products or services using new technologies subject to patent or other intellectual property protections and our ability to obtain and, as applicable, enforce such intellectual property protections;

•	technological advances, including technology related to the exploitation of shale oil, which can result in over-supply of oil and natural gas or a change in demand for oil and natural gas;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	unionization of our workforce;

•	the imposition of laws or regulations that result in reduced E&P activities or that increase our operating costs or operating requirements, including laws and regulations addressing climate change;

•	the effects of asserted and unasserted claims and the extent of available insurance coverage;

•	social unrest, acts of terrorism, war and other armed conflict;

•	loss or corruption of our information or a cyberattack on our computer systems;

•	the price and availability of alternative fuels and energy sources;

•	federal, state and local regulation of oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	the effects of existing and future laws and governmental regulations (or the interpretation thereof) on us and our customers;

•	the effects of inflation;

•	supply chain disruptions;

•	the effects of future litigation;

•	expectations regarding future energy prices;

•	worldwide financial instability or recessions; and

•	other factors discussed in this prospectus.

Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Risk factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding whether to purchase our Class A common stock. If any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks related to our business

We generate substantial revenues from companies involved in oil and natural gas exploration and production, an industry known for its cyclical nature, with levels of activity that are directly affected by the fluctuating levels and volatility of oil and natural gas prices.

The demand for our products and services depends, in large part, on the demand for, and production of, oil and natural gas. In particular, demand for our products and services depends, in large part, on capital investment in offshore drilling. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Supply and demand for oil and natural gas are dependent upon a variety of factors, many of which are beyond our control. These factors include the following:

•	worldwide demand of oil and gas, including economic activity in the United States, other large energy consuming markets and in developing energy markets;

•	the action of OPEC, its members and other state-controlled oil companies relating to oil price and production controls;

•	the level of production in non-OPEC countries;

•

domestic and international political, military, regulatory and economic conditions, including global inflationary pressures, Russia’s ongoing invasion of Ukraine and sanctions related thereto, as well as the ongoing conflict in Gaza, the Red Sea and the surrounding region;

•	delay and regulatory uncertainty stemming from federal or local governmental or environmental (including non-governmental organization) opposition to offshore and onshore energy development projects;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	the discovery rate, size and location of new oil and natural gas reserves, including in offshore areas;

•	the rate of decline of existing oil and natural gas reserves due to production;

•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;

•	the development, exploitation and market acceptance of alternative fuels or energy sources and end-user conservation trends;

•	domestic, local and foreign governmental regulation, moratoriums on drilling and taxes;

•	technological advances, including technology related to the exploitation of shale oil, which can result in over-supply of oil and natural gas or a change in demand for oil and natural gas;

•	global or national health concerns, including health epidemics or pandemics such as the COVID-19 pandemic;

•	contractions in the credit market;

•	cost and availability of storage and transportation of oil, gas and related products;

•	inventory levels of oil, gas and related products;

•	accidents, adverse weather conditions, natural disasters and other similar incidents relating to the oil and gas industry;

•	uncertainty in commodities markets;

•	acquisition and divestiture activity among oil and natural gas producers;

•	competition among oilfield service and equipment providers;

•	the ability of oil and natural gas producers to generate funds for their capital-intensive businesses, including via their ability to raise equity capital and debt financing;

•	rough seas and adverse weather conditions, including hurricanes and typhoons;

•	expectations regarding future energy prices; and

•	worldwide financial instability or recessions.

Prices for oil and natural gas have historically been, and we anticipate they will continue to be, volatile and reactive to changes in the supply of and demand for oil and natural gas, domestic and worldwide economic conditions and political instability in oil producing countries. In particular, oil prices fluctuated during 2018 and 2019, and declined dramatically during 2020 due to the decline in demand caused by COVID-19 and associated lockdowns, dropping to $9.12 per barrel of Brent crude oil on April 21, 2020. Oil prices steadily increased significantly in 2021 and the first half of 2022 due to increased demand, domestic supply reductions, OPEC control measures and market disruptions resulting from the Russia-Ukraine war and sanctions on Russia. Since the Russia-Ukraine conflict first commenced, Brent crude oil prices have been volatile, reaching a high of $112.24 per barrel in June 2022, declining to $71.60 per barrel in March 2023 and settling at $76.48 per barrel as of August 6, 2024. Natural gas prices reached a high of $9.68 per MMbtu in August 2022 before declining to $1.83 per MMbtu as of August 6, 2024. Any substantial decline in oil and natural gas prices will likely have an adverse effect on demand for our products and services, and any decreases, over a sustained period of time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face competition that may cause us to lose market share.

The oilfield services industry is highly competitive. The principal competitive factors impacting sales of our products and services are price, technology, service quality and safety track record. The market is also fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, especially in the onshore oil and gas market, as well as several large companies that possess substantially greater financial and other resources than we do, especially in the offshore oil and gas market. Our larger competitors’ greater resources could allow those competitors to compete more effectively than we can. For instance, our larger competitors may offer products at below-market prices or bundle ancillary products and services at no additional cost to customers. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Some of our competitors provide a broader array of products and services, have a stronger presence in more geographic markets and may be able to respond more quickly to changes in customer requirements resulting from emerging technologies and services.

Most sales of products and projects are awarded on a bid basis, which further increases competition based on price. Pricing is one of the primary factors in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by business combinations among oil and gas companies or other events that have the effect of reducing the number of available customers. If competition remains the same or increases as a result of future industry downturns, we may be required to lower our prices, which would adversely affect our results of operations. In the future, we may lose market share or be unable to maintain or increase prices for our present products and services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on suppliers and we may become subject to product shortages, long lead times and price increases, which could have a negative impact on our results of operations.

Our business relies on a broad range of raw materials and commodities for the products we manufacture. Shortages and transportation and supply disruptions can adversely impact supply of our manufacturing raw materials, as well as delivery of finished goods and transportation of our personnel for services. If we are unable to purchase raw materials for our products on a timely basis to meet the demands of our customers, our existing customers may, under certain circumstances (such as excessive delays) and pursuant to certain contractual provisions, be able to claim liquidated damages or terminate their contractual relationships with us, or we may not be able to compete for business from new or existing customers, which, in each case, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, supply chain bottlenecks, such as those experienced as a result of the COVID-19 pandemic, could adversely affect our ability to obtain necessary materials, parts or other components used in our operations or increase the costs of such items. A significant increase in the price of such equipment, materials and services, as a result of supply chain and logistics disruptions or otherwise, could have a negative impact on our business, financial condition, results of operations and cash flows.

Most of the raw materials and components used in our operations are supplied by certain key vendors. Our reliance on these suppliers involves several risks, including price increases and a potential inability to obtain an adequate supply of required components in a timely manner. Weak economic conditions or widespread financial distress could reduce the liquidity of our suppliers or vendors, making it more difficult for them to meet their commitments or obligations to us. Nonperformance by suppliers or vendors who have committed to provide us with critical products or services could raise our costs, interfere with our ability to successfully conduct our business or have a negative impact on our business, financial condition, results of operations and cash flows. We do not have long-term contracts for raw materials or component parts with certain of these suppliers, and a partial or complete loss of any of these sources could have a negative impact on our results of operations and could damage our customer relationships. In addition, the preferences of our customers with respect to particular vendors may change, which could require us to find new vendors.

We depend on a limited number of customers.

We depend on a limited number of significant customers. Our top five customers accounted for approximately 42.0%, 32.9% and 35.4% of our total consolidated revenues for the six months ended June 30, 2024 and the years ended December 31, 2023 and 2022, respectively. During the six months ended June 30, 2024, one customer accounted for 10.7% of our revenues for such period. The loss of business from one or more significant customers, or the failure to perform under any contract with such significant customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There are risks associated with certain contracts for our products and services.

As of June 30, 2024, we had a backlog of contracts in the amount of $465.6 million, of which $229.1 million was attributable to projects and products and $236.5 million was attributable to services. The following factors, among others, could reduce our margins on our contracts for the sale of products and services, adversely impact completion of these contracts, adversely affect our position in the market or subject us to contractual penalties:

•	financial challenges for consumers of our products and services;

•	failure to obtain timely payments from our customers, defaults on our customers’ payment obligations or disputes with customers involving such payment obligations;

•	credit market conditions for consumers of our products and services;

•	our failure to adequately estimate costs for making our products;

•	our inability to manufacture products that meet contracted technical requirements;

•	our inability to timely deliver finished goods;

•	our inability to transport our personnel for services;

•	our inability to maintain our quality standards during the design and manufacturing process;

•	our inability to secure parts made by third-party vendors at reasonable costs and within required timeframes;

•	unexpected increases in the costs of raw materials;

•	our inability to manage unexpected delays due to weather, shipyard access, labor shortages, public health crises such as the COVID-19 pandemic or other factors beyond our control;

•	inability or unwillingness of the customer to renew or sign additional contracts with us;

•

the imposition of tariffs or duties between countries, which could materially affect our global supply chain (e.g., section 232 tariffs on steel may increase our costs, reduce margins or otherwise adversely affect us); and

•

trade or travel restrictions, including export sanctions, trade controls or other supply chain interruptions, which could affect our ability to manufacture, sell or receive payment for our products or services.

Our existing contracts for products and services generally carry significant down payment and progress billing terms to facilitate the ultimate completion of these projects, and the majority do not allow customers to cancel projects for convenience. However, unfavorable market conditions or financial difficulties experienced by our customers have in the past and may in the future result in cancellation of contracts, the delay or abandonment of projects, unwillingness to enter into subsequent contracts and our inability to attract new customers. Additionally, some of our contracts allow for cancellation by the customer in the event of our insolvency or bankruptcy or a material uncured breach by us. Finally, some of our contracts include force majeure provisions where we or our customers are relieved, temporarily or sometimes permanently, of contractual obligations. Any such developments could have a material adverse effect on our operating results and financial condition.

We sometimes provide packages and other engineered products for multi-year, fixed price contracts that may require us to assume risks associated with cost over-runs, operating cost inflation, labor availability, supplier and contractor pricing and performance and potential claims for liquidated damages.

We sometimes provide packages of equipment or complex equipment in the form of multi-year contracts, without price escalation clauses. Some of these contracts are required by our customers, including national oil companies. These projects include acting as suppliers of packages of equipment or engineered products, as well as installation and commissioning services and may require us to assume additional risks associated with cost over-runs from our vendors or due to material or labor cost escalation. In addition, national oil companies often possess substantial leverage in the event of dispute or disagreement regarding performance under an agreement and they often operate in countries with unsettled political conditions, war, civil unrest or other types of community issues. These issues may also result in cost over-runs, delays and project losses.

Providing packages of equipment and engineered products as well as services on an integrated basis may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance and potential claims for liquidated damages. We rely on third-party subcontractors, consortium partners and equipment providers to assist us with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project.

Unionization efforts, labor interruptions and labor regulations could have a material adverse effect on our operations.

Certain of our employees and contractors in international markets, including Germany, Norway and Mexico, are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation. Although we have not experienced any labor disruptions, strikes or other forms of labor unrest in connection with our personnel, there can be no assurance that labor disruptions by employees and contractors will not occur in the future. Further, unionized employees of third parties on whom we rely may be involved in labor disruptions, strikes or other forms of labor unrest, causing operational disruptions. Such actions could result in the occurrence of additional costs, as well as limitations on our ability to operate or provide products and services to our customers, which may materially adversely affect our business, financial condition, results of operations and cash flows. In addition, strikes may occur in connection with any salary negotiations with respect to unionized employees or contractors. If future labor strikes force us to shut down any of our operations, such interruption in operations could materially adversely affect our business, financial condition, results of operations and cash flows.

Certain developments in the global oil and gas markets, such as the impacts we experienced from COVID-19, the Russian invasion of Ukraine and related sanctions, and the ongoing conflict in Gaza, the Red Sea and the surrounding region have had, and may continue to have, material adverse consequences for general economic, financial and business conditions, and could materially and adversely affect our business, financial condition, results of operations and cash flows and those of our customers, suppliers and other counterparties.

The outbreak of the COVID-19 pandemic in 2020 had significant global effects on demand for oil and gas and resulted in substantial reductions in demand for our products and services. While oil and gas prices and, therefore, demand for our products and services have largely recovered as the impacts of COVID-19 pandemic have been alleviated, concerns over the prolonged negative effects of the COVID-19 outbreak may persist. Such conditions have resulted in, and could again result in, reductions to our customers’ drilling and production expenditures and delays or cancellations of projects, thus decreasing demand for our products and services, and an increased risk that our customers may seek price reductions or more favorable economic terms for our products and services or terminate our contracts.

Beginning in 2014 and to a greater extent following Russia’s military action in Ukraine in 2022, the United States, the European Union (“EU”) and the United Kingdom, among others, have imposed significant economic sanctions and export control measures on Russia and others supporting Russia’s military and political actions in Ukraine, including restrictions on the Russian energy and financial sectors, prohibitions and restrictions relating to Russian origin oil and oil products, and export controls limiting the export of a wide range of goods and technical assistance to Russia. In response, Russia has implemented certain counter-sanctions. Existing and future economic sanctions, export controls, import controls and other measures, as well as the existing and potential further responses from Russia or other countries to such economic sanctions, and further tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations.

Additionally, the ongoing conflict in Gaza, the Red Sea and the surrounding region, the Russian invasion of Ukraine and related sanctions have significantly disrupted supply chains for crude oil and natural gas in certain of the markets in which we operate. The Russia-Ukraine conflict and other geopolitical tensions, as well as the related international response, have exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase and also result in the scarcity of certain materials. Any economic slowdown or recession in Europe or globally, including as a result of such supply chain disruptions or sanctions, may also impact demand and depress the price for crude oil, natural gas or other products, which could have significant adverse consequences on our financial condition and the financial condition of our customers, suppliers and other counterparties, and could diminish our liquidity. Further, the ongoing conflict in Gaza, the Red Sea and the surrounding region could escalate into a broader conflict in the Middle East that could further disrupt energy operations and supply chains globally.

Our operations may be impacted by changing macroeconomic conditions, including inflation.

Inflation has been an ongoing concern since 2021 and has continued into 2024. Ongoing inflationary pressures have resulted in, and may continue to result in, additional increases to the costs of goods, services and personnel, which in turn could cause our capital expenditures and operating costs to rise, as well as a scarcity of certain products and raw materials. Like others in our industry, in 2022, 2023 and the first half of 2024, we faced, and continue to face, considerable inflation in the cost of raw materials and personnel. International conflicts or other geopolitical events, such as the continuing Russia-Ukraine war and the ongoing conflict in Gaza, the Red Sea and the surrounding region, may also cause upward pressure on the cost of raw materials due to transportation disruptions, higher manufacturing costs, disruptions in supply chains and availability of raw materials, interruptions in manufacturing operations and heightened inflation. To the extent inflation remains elevated, we may experience further cost increases for our operations, as well as increased labor costs. Sustained levels of high inflation caused the U.S. Federal Reserve to raise its target range for the federal funds rate multiple times in 2022 and 2023 for a total increase of 525 basis points, and the U.S. Federal Reserve’s target rate is currently between 5.25% and 5.50%. Future rate hikes from the U.S. Federal Reserve (or its equivalent in other nations) or other efforts to curb inflationary pressure on the costs of goods and services could have the effect of raising the cost of capital and depressing economic growth, either of which (or the combination thereof) could hurt the financial and operating results of our business.

High oil and natural gas prices are also inflationary, and governmental or economic responses to high oil and natural gas prices could impact the operations of our customers. Sustained high oil and natural gas prices could also drive over-investment and create the potential for global oversupply, which could cause prices to fall, also impacting investment by our customers.

Any future reduction in worldwide economic growth and economic activity could, if sustained, ultimately lead to a global recession. In a global recession, it is likely that the demand for oil and natural gas would decline and the number of planned offshore energy projects would decrease. Such a scenario would negatively impact the demand for our products and services and, in turn, our financial performance.

A deterioration in global economic conditions and adverse developments affecting the financial services industry could affect our current and projected business operations and our financial condition and results of operations.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the United States and elsewhere around the world. Weak economic conditions, sustained uncertainty about global economic conditions or a prolonged or further tightening of credit markets could cause our customers and potential customers to postpone or reduce spending on products or services or put downward pressure on prices, which could have an adverse effect on our business, financial condition, results of operations and cash flows. In the event of extreme prolonged adverse market events, such as a global credit crisis, we could incur significant losses. The future impact of these types of events on our business, financial condition, results of operations and cash flows depends largely on developments outside our control.

Our access to funding sources and other credit arrangements in amounts adequate to finance our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures affecting financial institutions, the ability of financial institutions to perform obligations under various types of financial, credit or liquidity agreements or arrangements or disruptions or instability in the financial services industry or financial markets.

The results of events or concerns that involve one or more of these factors could include a variety of material adverse effects on our current and projected business operations, financial condition and results of operations. These risks include, but may not be limited to, the following:

•	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

•	inability to enter into credit facilities or other working capital resources;

•	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

•	termination of cash management arrangements or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, refusal to refinance existing indebtedness upon its maturity or on terms similar to the expiring debt or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial or contractual obligations or could result in temporary violations of international, federal or state wage and hour laws.

Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse effects on our liquidity and our current and projected business operations and financial condition and results of operations. In addition, deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn could have a material adverse effect on our current and projected business operations, results of operations and financial condition.

The default by customers and counterparties could adversely affect our business, financial condition, results of operations and cash flows.

The deterioration in the financial condition of one or more of our significant customers or counterparties could result in their failure to perform under the terms of their agreements with us or default in payments owed to us. Our customers and counterparties include crude oil and natural gas E&P companies, drilling contractors, equipment and raw material suppliers, shipyards and manufacturers of capital equipment whose creditworthiness may be suddenly and disparately impacted by, among other factors, commodity price volatility, deteriorating energy market conditions and public and regulatory opposition to energy producing activities. Additionally, we depend on a limited number of customers for a significant portion of our revenues. Our top five customers accounted for approximately 42.0%, 32.9% and 35.4% of our total consolidated revenues for the six months ended June 30, 2024 and the years ended December 31, 2023 and 2022, respectively. During the six months ended June 30, 2024, one customer accounted for 10.7% of our revenues for such period. As a result of the volatility in the commodity market and the depressed prices for oil and natural gas following the emergence of COVID-19, some of our customers have undergone Chapter 11 bankruptcy or other reorganization procedures within the past five years. During such bankruptcies, we were considered a critical vendor and suffered only minor delays and discounts on payment collections, but we may not be considered a critical vendor in the event of any customer bankruptcies in the future.

The concentration of credit risk may be affected by changes in economic or other conditions within our industry and may accordingly affect our overall credit risk. While we have credit approval procedures and policies in place, we are unable to completely eliminate the performance and credit risk to us associated with doing business with these parties. In a low commodity price environment, certain of our customers have been or could be negatively impacted, causing them significant economic stress, resulting, in some cases, in a customer bankruptcy filing or an effort to renegotiate our contracts. The deterioration in the creditworthiness of our customers and the resulting increase in nonpayment or nonperformance by them could cause us to write down or write off accounts receivables or tangible and intangible assets. Such write-downs or write-offs could negatively affect our operating results in the periods in which they occur, and, if significant, could have a material adverse effect on our business, financial condition, results of operations and cash flows. To the extent one or more of our key customers commences bankruptcy proceedings, our contracts with the customers may be subject to rejection under applicable provisions of the United States Bankruptcy Code or, if we so agree, may be renegotiated. Further, during any such bankruptcy proceeding, prior to assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for our services less than contractually required, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The resolution of our outstanding claims against such a customer or counterparty is dependent on the terms of the plan of reorganization but may include our claims being converted to equity in the reorganized entity and in addition to impacting our business, financial condition, results of operations and cash flows could require us to incur impairment charges against the associated assets or write down our goodwill.

Our estimates of market potential and forecasts of market growth may prove to be inaccurate.

Market estimates and growth forecasts, including those of Rystad Energy, the IEA and our management, are uncertain and based on assumptions and estimates that may be inaccurate. The extent of our potential market size and growth depends on a number of factors, including changes in the competitive landscape, technological changes, customer budgetary constraints, changes in business practices, changes in the regulatory environment, changes in economic conditions, oil and gas activity levels and the price we can charge for our products and services. Our estimates relating to the extent of our potential market size and growth may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth rates we estimate or forecast, our business could fail to grow at similar rates, if at all, which could cause the trading price of our Class A common stock to decline or be volatile.

The growth of our business through recent and potential future acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

We intend to pursue selected acquisitions of complementary assets and businesses, such as our recent Drillform Acquisition. The success of this strategy is dependent upon our ability to identify appropriate acquisition targets, negotiate transactions on favorable terms, finance transactions, obtain necessary regulatory approvals, complete transactions and successfully integrate them into our existing business. Acquisitions involve numerous risks, including:

•	unanticipated costs and exposure to liabilities assumed in connection with the acquired business or assets, including, but not limited to, environmental liabilities and title issues;

•	difficulties in integrating the operations and assets of the acquired business and any acquired personnel;

•	complexities associated with managing a larger, more complex, integrated business;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

•	potential losses of key employees, customers and business partners of the acquired business;

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention from their day-to-day responsibilities caused by completing an acquisition and integrating an acquired business into the combined company;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties, and may require a significant or disproportionate amount of time and managerial and financial resources. We may experience difficulties in integrating recent and future acquired businesses’ operations into our business and in realizing expected benefits and synergies from such acquisitions. If we are unable to successfully integrate the operations of recent and future acquired businesses with our business, we may be unable to achieve consolidation savings and may incur unanticipated costs and liabilities.

Our failure to incorporate acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Furthermore, competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete any additional acquisitions. Historically, we have financed our acquisitions with a combination of cash generated from operations, borrowings, performance-based deferred payments and debt issuances. Subject to the terms of our indebtedness, we may incur substantial indebtedness to finance future acquisitions, may issue equity, debt or convertible securities in connection with such acquisitions and may incur performance-based deferred payments. Debt service requirements could represent a significant burden on our results of operations and financial condition, and the issuance of additional equity or convertible securities could be dilutive to our existing shareholders. Furthermore, we may not be able to obtain additional financing as needed or on satisfactory terms.

Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

We are subject to risks relating to existing international operations and expansion into new geographical markets.

We continue to focus on expanding sales globally as part of our overall growth strategy and expect sales from outside the United States to continue to represent a significant and growing portion of our revenue. Our international operations and global expansion strategy are subject to general risks related to such operations, including:

•	political, social and economic instability and disruptions;

•	social unrest, acts of terrorism, war and other armed conflict;

•	nationalization and expropriation;

•	public health crises and other catastrophic events, such as the COVID-19 pandemic;

•	export controls, economic sanctions, embargoes, import controls, duties and tariffs and other trade restrictions;

•	the imposition of duties and tariffs and other trade barriers;

•	limitations on ownership and on repatriation or dividend of earnings;

•	transportation delays and interruptions;

•	labor unrest and current and changing regulatory environments;

•	increased compliance costs, including costs associated with disclosure requirements and related due diligence;

•	difficulties in staffing and managing multinational operations;

•	limitations on our ability to enforce legal rights and remedies;

•	access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cybersecurity risks;

•	inflation;

•	changes in tax laws; and

•	fluctuations in foreign currency exchange rates.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational risks of our existing international operations, these risks could have a material adverse effect on our growth strategy into new geographical markets, our reputation and our business, financial condition, results of operations and cash flows.

We must comply with export and import controls, economic sanctions and embargoes and other international trade laws and regulations, and any failure to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, financial condition and results of operations.

We conduct business globally, and our business activities and services must be conducted in compliance with applicable import and export control laws and regulations, as well as economic sanctions and other international trade laws of the United States, the EU, the United Kingdom, Norway and other countries. The export and import controls, economic sanctions, embargoes and other international trade laws include the U.S. Commerce Department’s Export Administration Regulations, the U.K. Strategic Export Control List, the Norwegian Export Control Act, the Norwegian Export Control Regulation, economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations (“U.N.”) Security Council, the European Commission, competent authorities of EU Member States, the U.K.’s Office of Financial Sanctions Implementation and the Norwegian Ministry of Foreign Affairs and their equivalents in other countries where we operate. Although we have instituted and implemented policies and procedures reasonably designed to promote compliance with such laws and regulations, our global operations expose us to the risk of violating, or being accused of violating, import and export controls, economic sanctions, embargoes and other international laws and regulations. Violation of import or export control laws and regulations or economic sanctions, embargoes or other international trade laws could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations or licenses needed to conduct aspects of our business, default under debt, reputational harm and other adverse consequences. Moreover, if any of our counterparties or jurisdictions where we do business becomes the target of economic sanctions, we may face an array of issues, including, but not limited to, having to abandon the related project, being unable to recoup prior invested time and capital or being subject to lawsuits, investigations or regulatory proceedings that could be time consuming and expensive to respond to, and which could lead to criminal or civil fines or penalties. For example, in compliance with applicable trade restrictions relating to Russia, we withdrew all operations in and sales into Russia and no longer support our equipment installed in Russia, and there are various other regions where we refrain from making sales of our products and services. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations can cause delays in shipments, unscheduled operational downtime and material impacts to our business operations. Despite our compliance efforts, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

The results of our operations are subject to market risk from changes in foreign currency exchange rates.

Our non-U.S. operations generate significant revenues and earnings, and we pay expenses, purchase assets, source raw materials and incur liabilities in countries using currencies other than the U.S. dollar, including, but not limited to, the Euro (“EUR”), the British pound sterling and the Norwegian krone (“NOK”). During 2023 and the six months ended June 30, 2024, 62.0% and 63.4%, respectively, of our revenue was derived from sales outside the United States. Because our financial statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Thus, increases or decreases in the value of the U.S. dollar against other currencies in which our operations are conducted will affect our revenue and operating income. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. Additionally, fluctuations in foreign currency exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of the products we provide in international markets where payment for our products is made in the local currency. We use derivative financial instruments to mitigate our net exposure to currency exchange fluctuations. We had forward contracts with a notional amount of $155.5 million (with a fair value of a net liability of $0.2 million) as of June 30, 2024, to reduce the impact of foreign currency exchange rate movements. We are also subject to risks that the counterparties to these contracts fail to meet the terms of our foreign currency contracts. We cannot assure you that fluctuations in foreign currency exchange rates would not affect our financial results.

Policy changes affecting international trade could adversely impact the demand for our products and our competitive position.

Changes in government policies on foreign trade and investment can affect the demand for our products and services, impact the competitive position of our products and services or prevent us from being able to sell products and services in certain countries. Our business benefits from free trade agreements, and efforts to withdraw from or substantially modify such agreements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, import or export licensing requirements, economic sanctions, anti-boycott laws, exchange controls or new barriers to entry, could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, we are experiencing increased tariffs on certain of our products and product components from China. Such tariffs may put upwards pressure on prices in other jurisdictions from which we purchase product components, which could reduce our ability to offer competitive pricing to potential customers. We cannot predict the additional actions that governments may adopt with respect to tariffs or other trade regulations or the actions that may be taken in retaliation for such measures. If additional measures are imposed or other negotiated outcomes occur, our ability to purchase these product components on competitive terms may be further limited, which could adversely affect our business, financial condition and results of operations.

Equipment failures or production curtailments or shutdowns at our manufacturing and production facilities could adversely affect our manufacturing capability.

Our manufacturing capacity is subject to equipment failures and the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. Our manufacturing processes depend on critical pieces of equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, which could require us to close part or all of the relevant manufacturing and production facility or cause us to reduce production on one or more of our product lines. Any interruption in manufacturing capability may require us to make significant and unanticipated capital expenditures to effect repairs, which could have a negative effect on our profitability and cash flows. We carry business interruption insurance; however, recoveries under insurance coverage that we currently maintain or may obtain in the future may not be sufficient to completely offset the lost revenues or increased costs resulting from a disruption of our operations. See “—We may not have adequate insurance for potential environmental, product or personal injury liabilities.” A sustained disruption to our business could also result in delays to or cancellations of customer orders and contractual penalties, which may also negatively impact our reputation among our customers. Any or all of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The loss of senior management or technical personnel could materially adversely affect our operations.

We depend on the services of our senior management and technical personnel. In particular, we depend on our current senior management for the implementation of our strategy and the supervision of our day-to-day activities. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. We have employment agreements with our senior executives that contain restrictions on competition with us in the event they cease to be employed by us. However, as a practical matter, such employment agreements may not assure the retention of our key employees and may not be enforceable. The loss of the services of our senior management or technical personnel, or an inability to attract and retain additional senior management or technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

Many of our products are mechanically complex and often must perform in extremely challenging conditions. The design and delivery of our products and the performance of our services require skilled and qualified technical personnel with specialized skills and experience, and our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced personnel is intense, and we face significant challenges in competing for employees and management with large and well-established competitors. There is a greater shortage of skilled workers in some regions where we operate, such as Brazil. Additionally, we are subject to local content laws in jurisdictions where we operate, including certain countries in West Africa. Noncompliance could result in monetary fines and other penalties that may restrict our ability to operate in such countries. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase, and our operations and growth potential could be impaired. Employee turnover may also lead to lost productivity and decrease employee engagement, which could adversely impact our business.

We may incur liabilities to customers as a result of warranty claims that could adversely affect our reputation, ability to obtain future business and earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture or install. Failure of our products to operate properly or to meet specifications may increase costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, ability to obtain future business and earnings could be adversely affected.

Our operations and our customers’ operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which we or our customers may not be adequately insured and which could cause us to lose customers and substantial revenue.

Our operations and our customers’ operations are exposed to the risks inherent to our industry, such as equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards, such as oil spills and releases of, and exposure to, hazardous substances. In addition, our operations and our customers’ operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods, other adverse weather conditions and earthquakes. The occurrence of any of these events could result in substantial losses to us or our customers due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties or other damage resulting in curtailment or suspension of our operations or our customers’ operations. The cost of managing such risks may be significant. The frequency and severity of such incidents may affect operating costs, insurability and relationships with customers, employees and regulators. Our existing and potential future customers may elect not to purchase our products and services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues. While we maintain a portfolio of insurance policies, our insurance may not be adequate to cover all losses or liabilities we may suffer. See “—We may not have adequate insurance for potential environmental, product or personal injury liabilities.”

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, we may be subject to liability (including for environmental contamination), personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.

We provide products and systems to customers involved in oil and gas exploration, development and production, as well as in certain other non-oil and gas markets. Some of our equipment is designed to operate in high-temperature or high-pressure environments on land, on offshore platforms and on the seabed. We also provide parts and services at numerous facilities located around the world, as well as at customer sites for this type of equipment. Because of applications to which our products and services are put, particularly those involving the high temperature or pressure environments, a failure of such equipment, or a failure of our customers to maintain or operate the equipment properly, could cause damage to the equipment, damage to the property of customers and others, personal injury and environmental contamination, onshore or offshore, leading to claims against us.

We may not have adequate insurance for potential environmental, product or personal injury liabilities.

While we maintain a portfolio of insurance policies to protect our core businesses against loss of property, business interruption, injury to personnel and liability to third parties for such losses as per industry standards, this insurance is subject to coverage limits. Certain types of losses are generally not insured by us because they are either uninsurable or not economically insurable, such as losses caused as a result of inability to deliver on time or at the right quality, or losses occasioned by willful misconduct, criminal acts, fines and penalties and various perils associated with war and terrorism. In addition, certain policies do not provide coverage for damages resulting from environmental contamination or may exclude coverage for other reasons. We face the following risks with respect to our insurance coverage:

•	we may not be able to maintain or obtain insurance of the type and amount we desire on commercially reasonable terms;

•	market conditions may cause premiums and deductibles for certain of our insurance policies to increase;

•	we may be faced with types of liabilities that will not be covered by our insurance;

•	our insurance carriers may not be able to meet their obligations under the policies; or

•	the dollar amount of any liabilities may exceed our policy limits or sub-limits.

An uninsured loss, a loss that exceeds the limits of our insurance policies or a succession of such losses could have a material adverse effect on our business, operations and financial condition. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position.

Our limited combined historical financial statements may not be indicative of future performance.

HMH B.V. was formed in October 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business, and have a limited combined operating history. Additionally, due to the demand for our products and services depending, in large part, on the highly fluctuating and cyclical demand for, and production of, oil and natural gas, comparisons of our current and future operating results with prior periods are difficult. As a result, our limited combined historical financial performance may make it difficult for shareholders to evaluate our business and results of operations to date and to assess our future prospects and viability. As a public company, our cost structure will be different and will include both additional recurring costs and non-recurring costs that we will incur during our transition to being a public company. Accordingly, our historical consolidated financial information may not be reflective of our financial position, results of operations, cash flows or costs had we been a public company during the periods presented, and the historical financial information may not be a reliable indicator of what our financial position, results of operations or cash flows will be in the future. See “Management’s discussion and analysis of financial condition and results of operations.”

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and gas related facilities could also be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Certain of our facilities are located in close proximity to the Gulf of Mexico and, as a result, are susceptible to damage by hurricanes and other tropical storms.

Hurricanes and other tropical storms and the threat thereof could result in the shutdown of operations in coastal regions, including the Gulf of Mexico, as well as operations within the path and the projected path of the hurricanes or tropical storms. A number of our facilities are located within close proximity of the coast of the Gulf of Mexico, such as two facilities in Houston, Texas, USA, one facility in Mobile, Alabama, USA and one facility in Veracruz, Mexico. Our results of operations could be negatively impacted in the event of a hurricane or other tropical storm in the Gulf of Mexico that strikes the coastline near our facilities.

Risks related to environmental and regulatory matters

Environmental liabilities could adversely affect our customers’ business, financial condition and results of operations, which in turn could have a negative impact on demand for our products and services.

The oil and natural gas business is subject to environmental hazards, such as oil spills, gas leaks, ruptures, fires and discharges of petroleum products and hazardous and other substances and historical disposal activities. These environmental hazards could expose our customers to material liabilities, such as for property damages, personal injuries, criminal fines and penalties or environmental remediation measures, including costs of investigating and remediating contaminated properties. A variety of stringent laws and regulations govern the environmental aspects of our customers’ businesses and impose strict requirements for, among other things:

•	well drilling or workover, operation and abandonment;

•	handling, transporting and disposing of a variety of fluids and substances, including hydraulic fracturing fluids, such as produced water;

•	accidental spills or releases or oil or other hazardous substances, and the remediation thereof;

•	protection of natural resources, air, water, wetlands, soil, protected species and protected areas;

•	seismic activity;

•	chemical use and storage;

•	financial assurance; and

•	controlling air emissions, preventing water contamination and unauthorized waste discharges.

Our business and our customers’ businesses are subject to complex laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to extensive international conventions and treaties, as well as U.S. federal, state and local laws and regulations, including complex environmental laws, occupational health and safety laws and moratoriums on drilling. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations, inability to obtain necessary regulatory approvals or a failure to comply with existing legal requirements may harm our business, financial condition, results of operations and cash flows.

We or our customers may incur significant delays, costs and liabilities as a result of environmental and occupational health and safety laws and regulations. These delays, costs and liabilities could arise under a wide range of federal, regional, state and local laws and regulations relating to the generation, transportation and disposal of hazardous substances, waste disposal, air emissions, water discharges, remediation, restoration and reclamation of environmental contamination, including oil spill cleanup and well plugging and abandonment requirements, protection of endangered and other protected species and related matters. We are also subject to extensive regulation of worker health and safety. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, denial, modification or revocation of permits or other authorizations, imposition of cleanup and site restoration costs and liens and, in some instances, issuance of orders or injunctions limiting or requiring discontinuation of certain operations.

In January 2023, the EU enacted the Corporate Sustainability Reporting Directive (“CSRD”), which considerably expanded the scope of mandatory sustainability reporting to which certain EU companies are subject. The CSRD entered into effect for the first in-scope companies from January 1, 2024, and requires the reporting of significant amounts of sustainability or Environmental, Social and Governance (“ESG”) information, including for many companies Scope 1, Scope 2 and Scope 3 emissions and climate-related financial risks. On March 6, 2024, the SEC adopted a new set of rules that require a wide range of climate-related disclosures, including material climate-related risks, information on any climate-related targets or goals that are material to the registrant’s business, results of operations or financial condition, Scope 1 and Scope 2 greenhouse gas (“GHG”) emissions on a phased-in basis by certain larger registrants when those emissions are material and the filing of an attestation report covering the same, and disclosure of the financial statement effects of severe weather events and other natural conditions, including costs and losses. Compliance dates under the final rule are phased in by registrant category. Accelerated filers, other than emerging growth companies, will be required to incorporate the disclosures in fiscal year 2026, as well as disclosure of Scope 1 and Scope 2 GHG emissions, if material, in fiscal year 2028, and limited assurance attestation reports related to the same by fiscal year 2031. Large accelerated filers will be required to incorporate the disclosures in fiscal year 2025, with Scope 1 and Scope 2 GHG emissions disclosures, if material, in fiscal year 2026, and attestation reports by fiscal year 2029. We will be an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act. Multiple lawsuits have been filed challenging the SEC’s new climate rules, which have been consolidated and will be heard in the U.S. Court of Appeals for the Eighth Circuit. On April 4, 2024, the SEC issued an order staying the final rules until judicial review is complete. While the ultimate outcome of legal challenges and any resulting changes to the final rules are not yet known, we cannot predict the costs of implementation or any potential adverse impacts resulting from the rulemaking. To the extent this rulemaking clears legal challenges and is implemented, we could incur increased costs relating to the assessment and disclosure of climate-related risks, and we cannot predict how any information disclosed under the rules may be used by financial institutions or investors. We may face increased litigation risks, or limits or restrictions on our access to capital, related to disclosures made pursuant to the rule if finalized as proposed. In addition to the SEC climate-related rules, laws and regulations in some state jurisdictions, such as the California Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, impose obligations in future years to report GHG emissions. Calculation of some GHG emissions can involve uncertainty and lack precision because of the absence of reliable inputs or methods to perform such calculations. Accordingly, the California regulations and other similar regulations may give rise to litigation risk concerning the required disclosures.

The CSRD, adopted in 2023, has a much broader scope than the SEC’s new climate rules and requires in-scope companies to publish reports on how their business and value chains impact the environment and society, as well as the social and environmental risks and opportunities to which they are subject. The CSRD also includes the disclosure of Scope 3 emissions (which were left out of the final SEC climate rules), to the extent that climate change is determined to be a material topic for the Company as part of a double materiality assessment. We have begun implementing policies and procedures to comply with these expansive new requirements beginning in 2025 for financial periods beginning on or after January 1, 2024.

On July 25, 2024, the EU Corporate Sustainability Due Diligence Directive (“CS3D”) entered into force. The CS3D requires the use of risk-based due diligence to mitigate “adverse environmental and human rights impacts” in an in-scope company’s “chain of activities,” including certain activities of its business partners. The CS3D also mandates the adoption of climate transition plans. Nonetheless, the provisions of the CS3D will not take effect until at least July 26, 2027. France and Germany have also adopted laws requiring large companies to carry out human rights and environmental due diligence, while similar laws have been proposed in other EU Member States, such as Belgium, the Netherlands and Austria. Further, the Norwegian Transparency Act (“NTA”), which took effect on July 1, 2022, requires mapping actual and potential risks of adverse impacts on decent working conditions and human rights.

Compliance with these climate disclosure and broader ESG rules and value chain-related rules could be costly and time-consuming. Such enhanced disclosure and value chain related requirements could accelerate the trend of certain shareholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.

Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault through a strict, joint and several liability scheme. Costs associated with compliance with these laws, defending against related claims, and any actual liabilities have been and will continue to be significant.

Additionally, changes in environmental laws or regulations, including laws relating to the emission of carbon dioxide and other GHGs or other climate change concerns, could require us to devote capital or other resources to comply with these laws and regulations. Thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly pollution control equipment and operations, the occurrence of delays in the permitting or performance of projects or waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows. These changes could also subject us to additional costs and restrictions, including increased fuel costs. Such changes in laws or regulations could increase costs of compliance and doing business for our customers and thereby decrease the demand for our services. Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws and regulations related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws and regulations reduce the worldwide demand for oil and gas or limit drilling opportunities for our customers, which in turn reduces demand for our products and services.

Our business may be subject to risks related to climate change, including physical risks such as increased adverse weather patterns and transition risks such as evolving climate change regulation, alternative fuel measures and mandates, shifting consumer preferences, technological advances and negative shifts in market perception towards the oil and natural gas industry and associated businesses, any of which could result in increased operating expenses and capital costs or decreased resources and adversely affect our financial results.

Climate change continues to attract considerable attention in the United States and internationally, including from regulators, legislators, companies in a variety of industries, financial market participants and other stakeholders. This focus, together with government grants, incentives and subsidies focused on alternative energy development, such as those contained in the Inflation Reduction Act of 2022 (the “IRA 2022”), and changes in consumer and industrial/commercial behavior, preferences and attitudes with respect to the generation and consumption of energy, petroleum products and the use of products manufactured with, or powered by, petroleum products, may in the long term result in (i) the enactment of additional climate change-related regulations, policies and initiatives (at the government, regulator, corporate and investor community levels), including alternative energy requirements, new fuel consumption standards, energy conservation and emissions reductions measures and responsible energy development, (ii) technological advances with respect to the generation, transmission, storage and consumption of energy (e.g., wind, solar and hydrogen power, smart grid technology and battery technology, and increasing efficiency) and (iii) increased availability of, and increased consumer and industrial/commercial demand for, alternative energy sources and products manufactured with, or powered by, alternative energy sources (e.g., electric vehicles and renewable residential and commercial power supplies).

Climate change legislation and regulatory initiatives may arise from a variety of sources, including international, national, regional and state levels of government and associated administrative bodies, seeking to monitor, restrict or regulate existing emissions of GHGs, such as carbon dioxide and methane, as well as to restrict or eliminate future emissions. Restrictions on GHG emissions that may be imposed, or the adoption and implementation of regulations that require reporting of GHG emissions or other climate-related information or otherwise seek to limit GHG emissions (including carbon pricing schemes) from us or our customers, could adversely affect our business and the oil and gas industry. For example, in 2015, the U.N. Climate Change Conference in Paris resulted in an agreement (the “Paris Agreement”) to set a target of keeping global temperature increase to below 1.5°C of pre-industrial levels. To measure progress towards this target, the Paris Agreement requires the parties to complete a global stocktake, assessing members’ collective efforts and achievements in reducing GHG emissions and adapting to the impacts of climate change, every five years. On December 13, 2023, the 28th annual U.N. Climate Change Conference (“COP 28”) issued its first global stocktake, which calls on parties, including the United States, to contribute to transitioning away from fossil fuels, reduce methane emissions and increase renewable energy capacity, among other things, to achieve net zero by 2050. The Paris Agreement and other like international conventions and agreements are expected to result in additional laws and regulations or changes to existing laws and regulations, including energy conservation incentives, in the United States, the EU and other countries where we have a presence and could have a material adverse effect on our business and the business of our customers. For example, in response to the growing concerns regarding the role of methane in climate change, the United States enacted the IRA 2022, which contains provisions that impose fees for excess methane emissions from oil and gas facilities and includes incentives for renewable energy development. Further, on December 2, 2023, during COP 28, the United States announced new stricter methane rules to reduce emissions from both new and existing oil and natural gas industry sources. The final rules revising the new source performance standards regulating GHGs and volatile organic compounds emissions for the Crude Oil and Natural Gas source category pursuant to the Clean Air Act were published on March 8, 2024.

Accordingly, our business and operations, and those of our customers, are subject to executive, regulatory, political and financial risks associated with onshore and offshore operations, petroleum products and the emission of GHGs. Any legislation or regulatory programs related to climate change could increase our costs and require substantial capital, compliance, operating and maintenance costs, reduce demand for petroleum and related marine transportation services, reduce our access to financial markets and create greater potential for governmental investigations or litigation.

The adoption of legislation or regulatory programs to reduce GHG emissions could require us or our customers to incur increased operating costs or acquire emissions allowances to comply with new regulatory requirements. Such regulatory initiatives could also stimulate demand for alternative forms of energy that do not rely on petroleum products and indirectly reduce demand for our products and services.

Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts. Such litigation against us or our customers could reduce the demand for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

There are also increasing financial risks for fossil fuel producers as shareholders currently invested in fossil fuel energy companies may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices, and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities, which could reduce the demand for our products and services and have a material adverse effect on our business, financial condition and results of operations.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, and the increased competitiveness of and technological advances with respect to alternative energy sources (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels), could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may have significant physical climate effects, such as increased frequency and severity of storms, droughts, floods and other climate events that could have an adverse effect on our and our customers’ operations.

Imposition of laws, executive actions or regulatory initiatives to restrict, delay or cancel leasing, permitting or drilling activities in deepwaters of the United States or foreign countries may reduce demand for our services and products and have a material adverse effect on our business, financial condition or results of operations.

We provide products and services for oil and natural gas E&P customers operating offshore in the deepwaters of the United States and in other countries. In the United States, President Biden issued an executive order in January 2021 that commits to substantial action on climate change, calling for, among other things, the elimination of subsidies provided to the fossil fuel industry and an increased emphasis on climate-related risks across government agencies and economic sectors. In September 2023, the Biden Administration announced that federal agencies will be directed to consider the social cost of GHGs in agency budgeting, procurement and other agency decisions, including in environmental reviews conducted pursuant to the National Environmental Policy Act, where appropriate. Additionally, regulatory agencies at the federal, state or local level may issue new or amended laws or rulemakings regarding deepwater leasing, permitting or drilling, including moratoriums on drilling, which could result in more stringent or costly restrictions, delays or cancellations in offshore oil and natural gas E&P activities. Additionally, decisions regarding federal offshore leasing have been subject to legal challenges that could delay or suspend offshore lease auctions, adversely affecting our customers’ businesses and reducing demand for our services. In September 2023, the Biden Administration announced a new five-year offshore leasing plan for the U.S. Gulf of Mexico. The plan calls for a maximum of three offshore lease sales, in 2025, 2027 and 2029, and no lease sales will be held in 2024. The five-year lease plan represents the smallest number of planned sales in the history of the offshore leasing program. On January 26, 2024, the Biden Administration implemented a temporary pause on the U.S. Department of Energy’s (“DOE”) review of pending decisions for authorization to export liquified natural gas (“LNG”) to non-Free Trade Agreement countries while the DOE reviews and updates the underlying analyses for such decisions using more current data to account for considerations like the environmental and climate change impacts of LNG. The temporary pause was then overturned by the U.S. District Court for the Western District of Louisiana in July 2024. On April 12, 2024, the U.S. Department of the Interior (“DOI”) published a final rule to revise the Bureau of Land Management’s oil and gas leasing regulations, which revises fiscal terms of the onshore federal oil and gas leasing program, including for bonding requirements, royalty rates and minimum bids.

Any new legislation, executive actions or regulatory initiatives, whether in the United States or in other countries, that impose increased costs or more stringent operational standards or result in significant delays, cancellations or disruptions in our customers’ operations could increase the risk of losing leasing or permitting opportunities, result in expired leases due to the time required to develop new technology or increased supplemental bonding costs or cause our customers to incur penalties, fines or shut-in production at one or more of their facilities, any or all of which could reduce demand for our services. We cannot predict with any certainty the full impact of any new laws, regulations, executive actions or regulatory initiatives on our customers’ drilling operations or the opportunity to pursue such operations, or on the cost or availability of insurance to cover the risks associated with such operations. The matters described above, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face various risks associated with increased activism against oil and natural gas exploration and development activities.

Opposition toward oil and natural gas drilling and development activity, and to companies associated therewith, has been growing globally. Companies in or associated with the oil and natural gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, human rights, environmental matters, sustainability and business practices. Anti-development activists are working to, among other things, delay or cancel certain operations such as offshore drilling and development.

Future activist efforts could result in the following:

•	decreased oil and gas drilling and exploration, in particular in the offshore industry;

•	increased focus of investors, customers and other stakeholders on sustainability and the energy transition;

•	decreased ability for us and our customers to access the capital markets, including the ability to raise equity capital and debt financing;

•	reputational harm, if we do not adequately identify or manage ESG-related risks or if there are negative perceptions of our response to ESG issues;

•	restrictions on the use of certain operating practices;

•	legal challenges or lawsuits against us or our customers;

•	damaging publicity about us;

•	increased regulation;

•	increased costs of doing business as a result of our efforts to address ESG issues important to our stakeholders, including providing expanded reporting on ESG issues;

•	declines in our stock price;

•	limitations on our ability to refinance our debt; and

•	reduction in demand for our products and services.

There are various corporate and non-governmental initiatives that are focused on voluntary reductions of GHG emissions. These developments, and public perception relating to climate change, may shift demand from oil and natural gas towards an investment in relatively lower carbon emitting energy sources and alternative energy solutions. If, for example, new energy sources become more competitive than oil and natural gas globally, it could have a material effect on our results of operations.

Additionally, certain segments of the investor community have recently expressed negative sentiment towards investing in the oil and gas industry and associated businesses. Climate change-related developments in particular may result in negative perceptions of the traditional oil and gas industry and in turn reputational risks involving business activities associated with petroleum product exploration and production. There have been efforts in recent years, for example, to influence the investment community, including investment advisors, institutional lenders, insurance companies and certain sovereign wealth, pension and endowment funds and other groups, by promoting divestment of fossil fuel equities and pressuring lenders to limit funding and insurance underwriters to limit coverages to companies engaged in the extraction of fossil fuel reserves. Some financial institutions have begun shifting some or all of their investment into non-fossil fuel related sectors, and additional financial institutions may elect to do so in the future. Some investors, including certain pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on social and environmental considerations. Institutional lenders who provide financing to companies associated with the oil and gas industry have also become more attentive to sustainable lending practices, and some may elect not to provide traditional energy producers or companies that support such producers with funding. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors. Such developments could ultimately result in reduced demand for our products and services or reduce our access to, and increase the cost of, debt or capital.

Any legislation, regulatory programs, technological advances or social pressures related to climate change could increase our or our customers’ operating and compliance costs, reduce demand for our products and services and, together with negative investor sentiment, have a material adverse effect on our business, financial condition, results of operations and cash flows.

Negative public perception can lead to additional regulatory burdens and reduced business opportunities for us.

Increasing attention to climate change and natural capital, societal expectations on companies to address climate change, investor and societal expectations regarding regulatory and voluntary ESG initiatives and disclosures and consumer demand for alternative sources of energy may result in increased costs (including but not limited to increased costs associated with compliance, stakeholder engagement, contracting and insurance), reduced demand for our customers’ hydrocarbon products and our product and services, reduced profits, increased legislative and judicial scrutiny, investigations and litigation and negative impacts on our stock price and access to capital markets. Negative public perception regarding our industry and the oil and gas industry may lead to increased regulatory scrutiny, which may, in turn, lead to new state and federal safety, environmental, climate change and ESG laws, regulations, guidelines or enforcement interpretations. Additionally, environmental and other advocacy groups may oppose our or our customers’ operations through organized protests, attempt to block or sabotage our customers’ operations, intervene in regulatory or administrative proceedings involving our customers’ assets or file lawsuits or other actions designed to prevent, disrupt or delay the development or operation of our and our customers’ assets. These actions may increase our costs and reduce our customers’ production levels over time, which, as a result, may reduce demand for our products and services. Moreover, governmental authorities exercise considerable discretion in the timing and scope of permit issuance and the public may engage in the permitting process, including through intervention in the courts. Negative public perception could cause the permits that we or our customers require to conduct operations to be withheld, delayed or burdened by requirements that restrict our or our customers’ ability to profitably conduct business. Ultimately, this could make it more difficult to secure funding for our operations.

In addition, failure or a perception (whether or not valid) of failure to implement ESG strategies or achieve ESG goals or commitments, including any GHG reduction goals or commitments, could result in governmental investigations or enforcement, private litigation and damage our reputation, cause our investors or consumers to lose confidence in the Company and negatively impact our operations. While we may create and publish disclosures regarding ESG matters, it is possible that the statements in those disclosures may be considered or found to be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying and measuring many ESG matters. Such disclosures may also be partially reliant on third-party information that we have not or cannot independently verify. Additionally, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us, our customers and our respective industries and to the diversion of investment to other industries, which could have a negative impact on the price of our Class A common stock and our or our customers’ access to and cost of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies or their suppliers based on climate change-related concerns, which could affect our or our customers’ access to capital for potential growth projects. Moreover, to the extent ESG matters negatively impact our or the fossil fuel industry’s reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely affect our operations.

The EU taxonomy system that classifies environmentally sustainable activity could have a material impact on how we conduct business.

The EU taxonomy system is a classification system that sets out a list of environmentally sustainable economic activities. It forms part of the EU’s plan to scale up sustainable investment and implement the European Green Deal. The EU Taxonomy Regulation (Regulation 2020/852) (the “EU Taxonomy”) entered into force on July 12, 2020. Since then, the EU has implemented Delegated Acts to further expand on the EU Taxonomy framework. The Climate Delegated Act, the Complementary Climate Delegated Act and the Environmental Delegated Act (each, as amended) set out a list of eligible activities along with technical screening criteria for when the activities can be considered sustainable. We continue to monitor and invest in EU Taxonomy-aligned activities.

The EU Taxonomy could have an impact on us as it sets out criteria for what is considered an environmentally sustainable economic activity, and we may either look to adjust our strategy to undertake more activities that are eligible and aligned with the EU Taxonomy or, to the extent we do not, we may be viewed more negatively by certain stakeholders in this regard. We plan to take steps to reduce our environmental impact in order to qualify. This may include reducing GHG emissions, investing in renewable energy sources and looking into other business segments.

We will be required to publicly report the EU Taxonomy-alignment of our activities in coming years as we begin undertaking CSRD reporting. As a result, to the extent that our public disclosures of EU Taxonomy-alignment do not demonstrate that we are improving, or are likely to meet any goals or targets that we have set in this regard, that may negatively impact stakeholder sentiment in relation to our environmental claims and reputation. We have assessed our economic activity and have concluded that none of our economic activities are considered eligible for 2023.

We are committed to continually reducing our impact on the environment. We design products and services that reduce undesirable environmental effects and provide for the safe and efficient utilization of energy and natural resources. Our operations are carried out with efficient use of materials and energy and with a focus on minimizing waste and damage to the environment. We strive to ensure that products can be recycled or safely disposed.

Risks related to legal, accounting and tax matters

We have identified material weaknesses in our internal control over financial reporting and may otherwise fail to maintain effective internal control over financial reporting, which could result in a restatement of our financial statements or cause us to fail to meet our reporting obligations.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, if approved for listing, the rules and regulations and the listing standards of Nasdaq.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In the fourth quarter of 2023, we commenced the implementation of an internal controls system that is intended to comply with the rules and requirements of the Sarbanes-Oxley Act. In connection with the preparation of HMH B.V.’s financial statements for the years ended December 31, 2022 and 2023, due in part to inadequate time to fully monitor and test such internal controls system implemented in the fourth quarter of 2023, we identified certain deficiencies in the design and operation of internal control over financial reporting that constituted material weaknesses. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses specifically resulted from the (i) insufficient number of qualified personnel with appropriate GAAP and SEC financial reporting and internal controls expertise; (ii) insufficient risk assessment relating to the financial reporting process; (iii) insufficient design, implementation and operating effectiveness of IT general controls and business process controls; and (iv) insufficient segregation of duties.

We believe that these material weaknesses continue to exist as of the date hereof. Remediation efforts are currently under way, and upon completion of the corporate reorganization, we will continue the processes of implementing measures to improve our internal control over financial reporting to remediate the material weaknesses. We expect such remediation efforts to be complete by the end of 2024. These are expected to include the following: (i) hiring additional qualified personnel with appropriate knowledge of GAAP and SEC financial reporting requirements, IT general controls and business process internal controls, which includes the recent hiring of two employees and four additional personnel that we expect to hire by the end of the third quarter of 2024; (ii) additional in-house training of personnel involved in the performance of internal controls and, if and to the extent that we deem necessary, third-party training of personnel; (iii) utilizing third-party consultants to further enhance control procedures and supplement internal resources; and (iv) establishing effective monitoring and oversight of controls in line with the internal controls system that we commenced implementing in the fourth quarter of 2023. As of the date of this prospectus, these material weaknesses have not been remediated. If not remediated, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be adversely affected and we could become subject to litigation or investigations, which could require additional financial and management resources.

We may discover additional deficiencies or weaknesses in our disclosure controls and procedures and internal control over financial reporting in the future. We cannot assure you that we have identified all, or that we will not in the future have additional, deficiencies. Deficiencies or weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Once such reporting becomes required, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. Please read “Summary—Emerging growth company status.” We must comply with Section 404 of the Sarbanes-Oxley Act (except for the requirement for an auditor’s attestation report) beginning with our fiscal year ending December 31, 2025. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. Ineffective disclosure controls and procedures and internal control over financial reporting could cause delays in our ability to comply with public company reporting requirements (including under the Exchange Act or stock exchange rules) and could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Subjective estimates and judgments used by management in the preparation of our financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.

Changes in tax laws, regulations and treaties could adversely affect our business, financial condition and results of operations.

Changes in tax laws, regulations and treaties in any of the multiple jurisdictions in which we operate could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid or the taxation of partnerships and other pass-through entities. As a result, the tax laws in the United States and in jurisdictions in which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or applicable tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

For example, on October 8, 2021, the Organization for Economic Co-operation and Development (the “OECD”)/G20 Inclusive Framework on Base Erosion and Profit Shifting released a statement indicating that its members had agreed to a two-pillar solution to address the tax challenges arising from the digitalization of the economy (“Pillar Two”). Pillar Two aims to establish a minimum global tax rate of 15%, assessed through a top-up tax imposed on a country-by-country basis. On December 20, 2021, the OECD released the Pillar Two model rules providing a framework for implementing a 15% minimum tax, also referred to as the Global Anti-Base Erosion (“GloBE”) rules, on earnings of multinational companies with consolidated annual revenue exceeding €750 million. On December 12, 2022, EU Member States agreed to adopt the 15% minimum tax under the Pillar Two model rules, to be enacted into the Member States’ domestic tax law by December 31, 2023, with an effective date beginning in 2024. Our global footprint includes operations within the EU, as well as other non-EU jurisdictions that have enacted GloBE related legislation. At this time, we are evaluating what effect, if any, Pillar Two or GloBE will have on our consolidated financial statements. We will continue to closely monitor Pillar Two developments and evaluate the potential impact to us as more foreign countries enact legislation and as new information and guidance becomes available.

In addition, in the United States, the IRA 2022 introduced, among other changes, a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by publicly traded U.S. corporations. We do not currently expect that the 15% corporate minimum tax would have an effect on our overall effective tax rate. However, we are currently unable to predict the ultimate impact of the IRA 2022 or any further changes in U.S. tax law on our business, financial condition and results of operations.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. We have in the past been, and currently are, subject to tax audits in the ordinary course of business. If we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

We are subject to various anti-corruption laws and regulations and laws and regulations relating to economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the U.N. Convention Against Corruption, the Norwegian Penal Code (Sections 387, 388 and 389) and the Brazil Clean Company Act. These laws and regulations generally prohibit companies and their intermediaries from engaging in bribery, in receiving or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business or to obtain an improper business benefit. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, including rules administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the U.N. Security Council, the EU and its Member States, the United Kingdom, Norway and other relevant authorities.

We strive to conduct our business activities in compliance with relevant anti-corruption laws and regulations, and we have adopted proactive procedures to promote such compliance. While we are not aware of issues of historical noncompliance, full compliance cannot be guaranteed. Violations of anti-corruption laws and regulations, or even allegations of such violations, could result in civil or criminal penalties or other fines or sanctions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, we may be held liable for actions taken by local partners or agents in violation of applicable anti-bribery laws and regulations, even though these partners or agents may themselves not be subject to such laws and regulations. Further, changes to the applicable laws and regulations, or significant business growth, may result in the need for increased compliance-related resources and costs.

Impairment in the carrying value of long-lived assets could reduce our earnings.

We have a significant number of long-lived assets on our consolidated balance sheet. Under GAAP, we are required to review our long-lived assets for impairment when events or circumstances indicate that the carrying value of such assets may not be recoverable or such assets will no longer be utilized by us. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If business conditions or other factors cause the expected undiscounted cash flows to decline, we may be required to record non-cash impairment charges. Events and conditions that could result in impairment in the value of our long-lived assets include changes in the industry in which we operate, long-term extended reduction in demand for oil and natural gas (and by extension, demand for our products and services), competition, advances in technology, adverse changes in the regulatory environment or other factors leading to a reduction in our expected long-term profitability.

A prolonged downturn in the economic environment could cause an impairment of goodwill or other intangible assets and reduce our earnings.

As of June 30, 2024, we had $287.3 million of goodwill and $137.4 million of other identifiable intangible assets, including customer relationships. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. GAAP requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Any event that causes a reduction in demand for our services could result in a reduction of our estimates of future cash flows and growth rates in our business. These events could cause us to record impairments of goodwill or other intangible assets.

Oilfield anti-indemnity provisions enacted by many U.S. states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks related to technology and intellectual property

New technology may cause us to become less competitive.

The oilfield equipment and services industry continues to see innovation, such as new drilling equipment, techniques and services using new technologies, some of which may be protected by patents or other intellectual property protections. Although we believe our technologies, products and services currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and human resources that may give them a competitive advantage in developing, implementing and acquiring new technologies. Alternative products and services using new technologies may compete with or displace our products and services. We may not be able to successfully differentiate our products and services from those of our competitors, or the relative value of our products and services may be eroded. We cannot be certain that we will be able to continue to develop, implement and acquire new technologies, products or services. For example, we may encounter resource constraints, technical barriers or other difficulties that would delay introduction of new products and services in the future. Additionally, the time and expense invested in product development may not result in commercial applications. Limits on our ability to develop, bring to market, implement and effectively use new technologies may have a material adverse effect on our business, financial condition, results of operations and cash flows, including a reduction in the value of assets replaced by new technologies.

Our intellectual property rights may be inadequate to protect our business.

We attempt to protect our intellectual property rights in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret laws, as well as license agreements and third-party non-disclosure and assignment agreements. Our failure to adequately protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

While we believe that we are not dependent on any one patent to protect our material technology, obtaining patent protection for our products is an important component of our overall competitive business strategy. Patents typically give the owner the right to exclude third parties from making, using, selling and offering for sale the inventions claimed in the patents in the applicable country. Patent rights do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the invention claimed in the patent. Patent laws and their implementation vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as the United States. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult and expensive. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. It may also be possible for a third party to design around our patents. Patent rights have territorial limits. While we generally apply for patents in countries where we intend to make, have made, use or sell patented products or services, we may not accurately predict all of the countries where patent protection will ultimately be desirable, and we do not have patents in every jurisdiction in which we conduct business. Also, drilling may be conducted in international waters and therefore may not fall within the scope of any country’s patent jurisdiction. As a result, we may not be able to enforce our patents against infringement occurring in international waters. The patents we own could be challenged, invalidated or circumvented by others. In any event, our patent portfolio will not protect all aspects of our business and for the aspects it does protect, the portfolio may not provide us with meaningful protection or provide us with a commercial advantage, which would not prevent third parties from entering the same market. While we have patented some of our key technologies, we do not patent all of our proprietary technology, even when regarded as patentable. The process of seeking patent protection can be long and expensive. Further, there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us.

Trademarks are also of considerable importance to the marketing of our products. Although we typically register trademarks in many of the countries where the trademarked products are used or generate revenue, we have not registered our trademarks in every country where we do or intend to do business. Moreover, we cannot guarantee that our attempts to register trademarks in the future will be successful, and third parties could seek to oppose the registration of our trademarks, cancel any registrations or otherwise challenge our rights in trademarks. We also benefit from common law protection for our trademarks in those countries where such common law rights are recognized. If we lose the rights to use our trademarks or our rights are challenged, we could be forced to rebrand the corresponding products and devote resources to marketing new brands. In turn, this could result in a loss of goodwill or substantial expenditure or otherwise have a material adverse effect on our business.

We also rely on trade secret laws and contracts to protect our confidential and proprietary information. We attempt to limit access to and distribution of our technology and trade secrets by customarily entering into confidentiality agreements with our employees, consultants, partners, customers, potential customers and suppliers. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, in the event of any unauthorized use, misappropriation or disclosure of them. Despite our efforts to protect our proprietary rights, former employees, consultants, partners, customers, suppliers or other third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our technology. Moreover, trade secret protection does not prevent third parties from independently obtaining or developing similar information. Publicly available information (for example, information in expired patents, published patent applications and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology. Inability to maintain the proprietary nature of our technologies could have a material adverse effect on our business.

We rely on copyright laws to protect our software and offerings, such as, among others, DEAL, SeaLytics, SeaPrime and SeaONYX, and we register the copyrights in the vast majority, but not all, of our copyrightable works. Copyrights must be registered in the United States before the copyright owner may bring an infringement suit in the United States. Furthermore, if a U.S. copyright is not registered before infringement starts or within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorneys’ fees in a U.S. enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered U.S. copyrights is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

Our inability to obtain and retain licenses to intellectual property owned by third parties for the commercialization of our products may negatively impact our prospects and financial results.

In order to commercialize certain of our products, we license third-party patents, unpatented technology and trademarks in exchange for the performance of other obligations. For example, we are a party to license agreements with a subsidiary of Baker Hughes giving us a limited right to use the terms Vetco™ and VetcoGray™ as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to the business line Baker Hughes contributed to HMH B.V. at the time of HMH B.V.’s formation. In addition, we are party to another license agreement with Tenaris S.A., via our predecessor in interest, General Electric Company, relating to our wholly owned subsidiary’s use of the Hydril™ trademark. Our breach of any of these licenses may result in their termination or expose us to financial liability or legal claims and could require us to cease using the trademarks or making, using or selling products that exploit the licensed technology. Our loss of third-party intellectual property rights or inability to license such rights in the future may result in a loss of competitive advantage, decreased revenue or increased operating expenses or otherwise adversely affect our business, financial condition, results of operations, cash flow and prospects.

We may have to enforce our intellectual property against others, and defend against intellectual property challenges against us, which could materially and adversely affect our business and competitive position.

The protection of our intellectual property rights is essential to maintaining our competitive position and recognizing the value of our investments in technology and intellectual property in our existing and future products. Intellectual property litigation and threats of litigation are becoming more common in the oilfield equipment and services industry. We may in the future be involved in litigation, in the United States or abroad, to enforce our patents or other intellectual property rights, protect our trade secrets and know-how or defend ourselves against allegations of intellectual property infringement brought by our competitors or other third parties.

Policing unauthorized use of our intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights. In the event that we need to enforce our intellectual property against an infringer or party otherwise misappropriating or violating our intellectual property rights, litigation can require multiple years to come to resolution or settlement, and even if we ultimately prevail, we may be unable to realize adequate protection of our competitive position. In addition, these actions commonly result in defendants attacking the validity of the asserted intellectual property. Even with a meritorious case, there is no guarantee of success, and intellectual property litigation can result in substantial costs and diversion of management resources. In the event that one or more of our patents are challenged, a court, the United States Patent and Trademark Office (“USPTO”) or its equivalent in foreign jurisdictions may invalidate a patent or determine that a patent is not enforceable, which could harm our competitive position. If any of our patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, USPTO decision or decision from an equivalent authority in a foreign jurisdiction, we could be prevented from pursuing certain litigation matters or licensing the invalidated or limited portion of such patents. Such adverse decisions could negatively impact our business, financial condition, results of operations and cash flows.

We also face the risk of claims that we have infringed third parties’ patents or other intellectual property rights. Our competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and the uncertainty of litigation increase the risk of potential litigation. In the event that we or one of our customers becomes involved in a dispute over infringement, misappropriation or other violation of intellectual property rights relating to equipment or technology owned or used by us, services performed by us or products provided by us, we may lose access to important equipment or technology or our ability to provide our products or services. In addition, we could be required to cease use of some equipment or technology or forced to modify our equipment, technology, products or services, and we could be required to pay substantial damages. We could also be required to pay license fees or royalties for the use of equipment, technology or products. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. If our inability to obtain required licenses for our technologies or products prevents us from selling our products, that could adversely impact our financial condition and results of operations. Further, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties. All of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Although, as a condition of employment or engagement, our employees and contractors acknowledge that all intellectual property developed in the scope of their employment or in performance of services belongs to us as a work for hire, those personnel involved in developing intellectual property we regard as our own may dispute whether such intellectual property is owned by us. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of inventions to execute agreements assigning such inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops inventions that we regard as our own. An employee or other party may refuse to execute an assignment of intellectual property rights, or the assignment agreements may be breached, and we may be forced to bring claims or defend claims that such parties may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Errors or failures of our proprietary software may result in liability or reputational damages or otherwise adversely affect our business.

Our software products include drilling optimization, automation and other solutions that support the drilling operations of our customers. Our development processes and quality control programs for our software are intended to avoid the introduction of defects and errors in our proprietary software. However, we cannot guarantee that we have identified all defects and errors in our software, or that ongoing maintenance and development of the software will not introduce defects and errors in it. In addition, our software uses open source software, which may contain undetected defects or errors now or in the future. Defects or errors in our software products may result in disruptions to or failures in the drilling operations that they support. Disruption or failure of our customers’ drilling operations may result in accidents and financial liability for us and our customers, which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Cybersecurity attacks, IT system failures and network disruptions may result in potential liability or reputational damage or otherwise adversely affect our business.

Many of our business and operational processes are heavily dependent on traditional and emerging IT systems, some of which are managed by us and some of which are managed by third-party service providers, to conduct day-to-day operations, improve safety and efficiency and lower costs. We use computerized systems to help run our financial and operations functions, including the processing of payment transactions and storing confidential records, which may subject our business to increased risks. If we experience a material failure of any of our financial, operational or other technology systems, interruption of service, compromise of data security or other cybersecurity threat, our financial results could be adversely affected. These risks could occur either as a result of inadvertent error or deliberate tampering with or manipulation of our operational systems. In addition, dependence upon automated systems may further increase the risk of operational system flaws.

Cybersecurity incidents are increasing in frequency and evolving in sophistication and can include, but are not limited to, installation of malicious software, phishing scams, ransomware, attempts to gain unauthorized access to systems or data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. Unauthorized access to our customer or employee data or other proprietary or commercially sensitive information could lead to data integrity issues, communication interruption or other disruptions in our operations or planned business transactions, any of which could have a material adverse impact on our business and operations.

We have implemented security measures, internal controls and testing that are designed to detect and protect against cyberattacks. We regularly update and review our testing protocols; however, no security measure is infallible. Despite these measures and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, have been and remain potentially vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, misdirected wire transfers and other adverse events, including threats to our critical operations technologies and process control networks. The increased number of employees relying on remote access to our information systems since the COVID-19 pandemic increases our exposure to potential cybersecurity breaches. Third-party systems on which we rely could also suffer such attacks or operational system failures.

Any of these occurrences could result in material harm to our business, including ransom payments, significant remediation and cybersecurity protection costs, loss of customer or employee data, loss of intellectual property or proprietary information, litigation and legal risks, including regulatory actions, potential liability, reputational damage or damage to our competitiveness, stock price and long-term shareholder value, or otherwise have an adverse effect on our business, operations and financial results. In addition, laws and regulations governing cybersecurity, data privacy and the unauthorized disclosure of confidential or protected information, including the EU’s General Data Protection Regulation, the United Kingdom’s General Data Protection Regulation, the Swiss Federal Act on Data Protection and recent legislation in certain U.S. states pose increasingly complex compliance challenges and may potentially elevate costs, and failure to comply with these laws and regulations could result in significant penalties and legal liability.

Use of artificial intelligence (“AI”) tools and network disruptions may result in potential liability, exposure of personal or proprietary information or otherwise adversely affect our business.

The use of third-party and open-source AI tools, such as ChatGPT, by our employees and consultants could pose risks relating to the protection of data, including the potential exposure of our proprietary, confidential or otherwise protected information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI tools may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information and failure to comply with open-source software requirements.

Risks related to our indebtedness

Our indebtedness could materially adversely affect our financial condition.

As of June 30, 2024, on a pro forma basis, after giving effect to the corporate reorganization and this offering and the application of the net proceeds therefrom, our total indebtedness was $     million, including $     million of outstanding borrowings under the Revolver (as defined herein) and $200.0 million aggregate principal amount of the Senior Secured Bonds (as defined herein), and our outstanding borrowing capacity under the Revolver was $     million. Our indebtedness could have important consequences, including the following:

•	making it more difficult for us to satisfy our other obligations;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate purposes;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. Our debt agreements may restrict our ability to dispose of assets and our use of the proceeds from such disposition. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due.

If we are unable to meet our debt service and repayment obligations, we would be in default under the terms of our debt agreements, which would allow our creditors at that time to declare all outstanding indebtedness to be due and payable. Under these circumstances, our lenders and creditors could compel us to apply all of our available cash to repay our borrowings. In addition, our lenders could seek to foreclose on any of our assets that constitute their collateral. If the amounts outstanding under our indebtedness were to be accelerated, or were the subject of foreclosure actions, our assets may not be sufficient to repay in full the money owed to the lenders, and such payment acceleration would have a material adverse effect on our liquidity, business and financial condition.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

Our existing debt agreements contain, and our future debt agreements will likely contain, a number of significant covenants, including restrictive covenants that may limit our ability to, among other things:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions on, or redeem or repurchase, capital stock and make other restricted payments;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans, investments or capital expenditures;

•	consummate certain asset sales;

•	make certain acquisitions;

•	engage in transactions with affiliates;

•	grant or assume liens;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or transfer all or substantially all of our assets.

Furthermore, our debt agreements contain certain other operating and financial covenants, including the obligation to satisfy a certain debt-to-equity ratio, a leverage ratio, interest cover ratio and a liquidity requirement. Our ability to comply with the covenants and restrictions contained in our debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our debt agreements, all or a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. The Revolver is secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The Senior Secured Bonds are secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. Any acceleration of our debt obligations could result in a foreclosure on the collateral securing such debt. Our debt agreements also require us to make mandatory prepayments and repurchases in certain circumstances. Any future required prepayments or repurchases will reduce our cash available for investment in our business. Any subsequent replacement of our debt agreements or any new indebtedness could have similar or greater restrictions.

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our net income and cash flows.

The Revolver provides for, and our future debt agreements may provide for, debt incurred thereunder to bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such indebtedness, even though the principal amount borrowed may remain the same, and materially reduce our net income and cash flows, including cash available for servicing our indebtedness.

We and our subsidiaries may be able to incur substantial indebtedness.

We may incur substantial additional indebtedness in the future. Although the terms of the agreements governing the Revolver, the Shareholder Loans and the Senior Secured Bonds contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If we and our subsidiaries incur significant additional indebtedness, the related risks to our financial condition could increase.

Risks related to this offering and ownership of our Class A common stock

We are a holding company. Our only material asset after completion of this offering will be our equity interest in HMH B.V., and we will accordingly be dependent upon distributions from HMH B.V. to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in HMH B.V. Please see “Corporate reorganization.” We will have no independent means of generating revenue. To the extent HMH B.V. has available cash and subject to the terms of any existing and future debt instruments, we intend to cause HMH B.V. to make (i) generally pro rata distributions to its shareholders, including us, in an amount sufficient to allow its shareholders to pay taxes on their allocable share of HMH B.V.’s taxable income and to allow us to make payments under the Tax Receivable Agreement we will enter into with the Principal Shareholders in connection with the closing of this offering and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and HMH B.V. or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any current or future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we will have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of HMH B.V. to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of HMH B.V.’s subsidiaries to make distributions to it. The ability of HMH B.V., its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Dutch law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by HMH B.V. or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause shares of our Class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our Class A common stock at an attractive price or at all. The initial public offering price per share of Class A common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial offering price and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital by selling our Class A common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our Class A common stock as consideration.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the Principal Shareholders. The Tax Receivable Agreement will generally provide for the payment by us to the Principal Shareholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of certain increases in tax basis, the utilization of certain NOL carryovers (in the event we acquire Mercury HoldCo Inc. shares) and certain benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to continue for 16 years after the date of the last redemption of the B.V. Non-Voting Shares.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of HMH B.V., and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal, state, local and foreign income tax rates and franchise tax rates) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including the timing of the redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares), the price of our Class A common stock at the time of each redemption or acquisition, the extent to which such redemptions are taxable transactions, the amount of each Principal Shareholder’s tax basis in its B.V. Non-Voting Shares at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the utilization of certain NOL carryovers (in the event we acquire Mercury HoldCo Inc. shares), the amount and timing of the utilization of tax attributes, the amount and timing of taxable income we generate in the future, the U.S. federal, state, local and foreign income tax rates and franchise tax rates then applicable and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. For additional information regarding the Tax Receivable Agreement, see “Certain relationships and related party transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates, and such early termination payment may exceed our cash on hand and ability to pay.

If we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. Please read “Certain relationships and related party transactions—Tax Receivable Agreement.”

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined in the Tax Receivable Agreement), we could be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates and such payment may exceed our cash on hand and ability to pay. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the Principal Shareholders’ interests may conflict with those of the holders of our Class A common stock. Please read “Risk factors—Risks related to this offering and our Class A common stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement” and ‘‘Certain relationships and related party transactions—Tax Receivable Agreement.”

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine and the Internal Revenue Service (“IRS”) or another tax authority may challenge all or part of the tax basis increases or other tax benefits covered under the Tax Receivable Agreement, as well as other related tax positions we take, and a court could sustain such challenge. The Principal Shareholders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to the Principal Shareholders will be netted against payments that would otherwise be made to the Principal Shareholders, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The Principal Shareholders and their affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable the Principal Shareholders and their affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that the Principal Shareholders and their affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and that we renounce any interest or expectancy in any business opportunity that may be from time to time presented to the Principal Shareholders or their affiliates. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things, contain provisions relating to the duties of any affiliate of Baker Hughes or Akastor who is also one of our officers or directors that becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer solely in his or her capacity as our director or officer).

The Principal Shareholders or their affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Principal Shareholders and their affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of capital stock—Corporate opportunities.”

The Principal Shareholders and their affiliates are established participants in the oil and natural gas industry and have resources greater than ours, which may make it more difficult for us to compete with the Principal Shareholders and their affiliates with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our shareholders, on the one hand, and the Principal Shareholders and their affiliates, on the other hand, will be resolved in our favor. As a result, competition from the Principal Shareholders and their affiliates could adversely impact our results of operations.

In certain circumstances, HMH B.V. will be required to make tax distributions to the Principal Shareholders and us, and the tax distributions that HMH B.V. will be required to make may be substantial.

Pursuant to the partnership agreement of HMH B.V. (the “HMH B.V. Partnership Agreement”), HMH B.V. will, to the extent cash is available, make generally pro rata cash distributions, or tax distributions, to the Principal Shareholders and us in an amount sufficient to allow its shareholders to pay taxes on their allocable share of HMH B.V.’s taxable income and to allow us to make payments under the Tax Receivable Agreement we will enter into with the Principal Shareholders in connection with the closing of this offering. Under applicable tax rules, HMH B.V. is required to allocate net taxable income disproportionately to its shareholders in certain circumstances. The amount of tax distributions will be determined based on an assumed tax rate.

Funds used by HMH B.V. to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions HMH B.V. will be required to make may be substantial. In addition, because these payments will be calculated with reference to an assumed tax rate, and because applicable tax rules require HMH B.V. to allocate net taxable income disproportionately to its shareholders in certain circumstances, these payments may exceed the actual tax liability for some of the shareholders of HMH B.V. If we retain the excess cash received, the Principal Shareholders that hold B.V. Non-Voting Shares would benefit from any value attributable to such accumulated cash balances upon their exercise of the Redemption Right or HMH B.V.’s exercise of the Call Right, as applicable. However, we expect to take steps to eliminate any material cash balances.

The Principal Shareholders will, if and when their voting interests align, initially have the ability to direct the voting of a majority of the voting power of our capital stock, and their interests may conflict with those of our other shareholders.

Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Upon completion of this offering, Baker Hughes will beneficially own   % of the total voting power of our capital stock (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and Akastor will beneficially own   % of the total voting power of our capital stock (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, the Principal Shareholders will, if and when their voting interests align, initially be able to control matters requiring shareholder approval, including the election and removal of directors, changes to our organizational documents and significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. For more information, see “Corporate reorganization,” “Security ownership of certain beneficial owners and management” and “Certain relationships and related party transactions.” The interests of each Principal Shareholder with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

For example, a Principal Shareholder may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness or the termination of the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration a Principal Shareholder’s tax or other considerations that may differ from the considerations of us or our other shareholders. Please read “Certain relationships and related party transactions—Tax Receivable Agreement.”

Given this concentrated ownership, each of the Principal Shareholders would have to approve any potential acquisition of us. Furthermore, in connection with this offering, we will enter into the Shareholders’ Agreement with the Principal Shareholders. The Shareholders’ Agreement will provide each of the Principal Shareholders with certain powers and protections, including the right to designate to our board of directors (i) two nominees so long as such Principal Shareholder and its affiliates collectively beneficially own at least      shares of our common stock and (ii) one nominee so long as such Principal Shareholder and its affiliates collectively beneficially own at least      but less than      shares of our common stock, and also certain information rights. See “Certain relationships and related party transactions—Shareholders’ Agreement.” In addition, certain of our director nominees are currently employees of the Principal Shareholders or their affiliates. These directors’ duties as employees of the Principal Shareholders or their affiliates may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Finally, the existence of significant shareholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. The Principal Shareholders’ concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant shareholders.

A significant reduction by the Principal Shareholders of their ownership interests in us could adversely affect us.

Upon the expiration of the lock-up restrictions on transfers or sales of or disposition or hedge of any share or any securities convertible into or exchangeable for shares of our capital stock following the completion of this offering, none of the Principal Shareholders will be subject to any contractual obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. In the event the Principal Shareholders reduce their ownership interest in us, a Principal Shareholder and its affiliates may have less incentive to assist in our success and the individuals initially appointed to our board of directors by a Principal Shareholder may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our business, financial condition and results of operations.

If HMH B.V. were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and HMH B.V. might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that HMH B.V. does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions or acquisitions of B.V. Non-Voting Shares pursuant to the Redemption Right, our Call Right, the Hybrid Redemption Right or other transfers of B.V. Non-Voting Shares could cause HMH B.V. to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that one or more such safe harbors shall apply. For example, we intend to limit the number of shareholders of HMH B.V., and the HMH B.V. Partnership Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of the HMH B.V. shareholders to transfer their B.V. Shares and will provide us, as owner of all B.V. Voting Shares, with the right to impose restrictions (in addition to those already in place) on the ability of shareholders of B.V. Non-Voting Shares to cause HMH B.V. or us to acquire their B.V. Non-Voting Shares pursuant to the Redemption Right or the Hybrid Redemption Right to the extent we believe it is necessary to ensure that HMH B.V. will continue to be treated as a partnership for U.S. federal income tax purposes. From time to time, the U.S. Congress has considered legislation to change the tax treatment of partnerships, and there can be no assurance that any such legislation will not be enacted or, if enacted, will not be adverse to us.

If HMH B.V. were to become a publicly traded partnership, significant tax inefficiencies might result for us and for HMH B.V., including as a result of our inability to file a consolidated U.S. federal income tax return with HMH B.V. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax

Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of HMH B.V.’s assets) were subsequently determined to have been unavailable.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the owner of all of the B.V. Voting Shares, we will control and manage HMH B.V. On that basis, we believe that our interest in HMH B.V. is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control HMH B.V., interests in HMH B.V. could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

You will incur immediate and substantial dilution.

Prior shareholders have paid substantially less per share of our Class A common stock than the price in this offering. The assumed initial public offering price per share of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of outstanding Class A common stock prior to completion of this offering. Based on our as adjusted pro forma net tangible book value as of     , 2024, and upon the issuance and sale of shares of our Class A common stock by us at an assumed initial public offering price of $     per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), if you purchase our Class A common stock in this offering, you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of $   per share. Dilution is the amount by which the offering price paid by purchasers of our Class A common stock in this offering will exceed the as adjusted pro forma net tangible book value per share of our Class A common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. You may experience additional dilution in connection with any LTI Awards that may vest in connection with this offering and the reservation of shares of Class A common stock under the 2024 LTIP, when adopted (including any equity awards representing the right to receive shares of our Class A common stock that may be granted in connection with the consummation of this offering). See “Dilution.”

Our stock price may change significantly following this offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks related to our business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of companies in our industry;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our Class A common stock or other securities by us or the Principal Shareholders, or the perception that such sales may occur;

•	investor perceptions of or the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from IT system failures and disruptions, natural disasters, war, acts of terrorism, pandemics or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities or industry analysts do not publish or cease publishing research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, hold shareholder advisory votes on executive compensation or obtain shareholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We will cease to be an emerging growth company upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue; (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period; or (iv) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30).

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our Class A common stock price may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. As a result of having publicly traded Class A common stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules and regulations implemented by the SEC and the exchange on which we list our shares. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price for our Class A common stock to decline.

After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by the Principal Shareholders, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering and prior to giving effect to the vesting of any LTI Awards that may vest in connection with this offering, the reservation of shares of Class A common stock under the 2024 LTIP, the grant of awards thereunder in connection with this offering and any future redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares) pursuant to the Exchange Agreement, we will have a total of      shares of our Class A common stock outstanding (     shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and     shares of Class B common stock (     shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Of such outstanding shares, the      shares of Class A common stock sold in this offering (or      shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act (“Rule 144”), including our director nominees, executive officers and other affiliates (including the Principal Shareholders), may be sold only in compliance with the limitations described in “Shares eligible for future sale.”

The shares of Class A common stock beneficially held by the Principal Shareholders and certain of our director nominees and executive officers after this offering, representing   % of the total aggregate number of Class A common stock and Class B common stock outstanding following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares eligible for future sale.”

In connection with this offering, we, our director nominees and executive officers and the Principal Shareholders will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, each held by them for 180 days following the date of this prospectus, except with the prior written consent of each of J.P. Morgan Securities LLC, Piper Sandler & Co. and Evercore Group L.L.C. See “Underwriting” for a description of these lock-up agreements. J.P. Morgan Securities LLC, Piper Sandler & Co. and Evercore Group L.L.C., on behalf of the underwriters, may, in their sole discretion, release all or some portion of the shares subject to the 180-day lock-up agreements prior to the expiration of such period.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that the Principal Shareholders and their respective affiliates may be considered our affiliates based on their respective expected share ownership (consisting of      shares of Class A common stock and     shares of Class B common stock beneficially owned by affiliates of the Principal Shareholders), as well as their board designation rights. Certain other of our shareholders may also be considered affiliates at that time.

In connection with this offering, we plan to enter into the Registration Rights Agreement with the Principal Shareholders. We expect that the Registration Rights Agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by the Principal Shareholders, their affiliates or their respective permitted transferees. See “Certain relationships and related party transactions—Registration Rights Agreement.” By exercising their registration rights and selling a large number of shares of Class A common stock, the Principal Shareholders could cause the prevailing market price of our Class A common stock to decline. Following completion of this offering, the shares of Class A common stock (including the number of shares of Class A common stock that the Principal Shareholders may receive in exchange for an equal number of B.V. Non-Voting Class A Shares, B.V. Non-Voting Class B Shares and shares of our Class B common stock) covered by registration rights would represent   % of our total Class A common stock outstanding (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares eligible for future sale.” It is anticipated that the Principal Shareholders may exercise their registration rights to effect additional public sales of our Class A common stock.

As soon as practicable following this offering, we may file one or more registration statements on Form S-8 under the Securities Act to register the shares of our Class A common stock that may be reserved for issuance under any long-term incentive plan that may be adopted (including the 2024 LTIP). Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that any initial registration statement on Form S-8 will cover shares of our Class A common stock.

As restrictions on resale end, or if the Principal Shareholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, once adopted, may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders.

These provisions may provide for, among other things,     .

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares in such circumstances. See “Description of capital stock.”

In addition, certain change of control events could have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of us. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” Further, certain of our outstanding debt agreements place restrictions on a change of control. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt agreements—Revolver.”

Our board of directors will be authorized to issue and designate shares of our preferred stock without shareholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our shareholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing sentence, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentences. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Dividends may not be declared or paid to holders of our Class A common stock in the foreseeable future, and our existing debt agreements place certain restrictions on our ability to do so.

The declaration and payment of dividends by us will be at the sole discretion of our board of directors. We currently intend to retain future earnings, if any, to finance the growth and development of our business. However, our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. See “Dividend policy.” In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends on our Class A common stock. Consequently, unless and until our board of directors decides to declare a dividend, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Use of proceeds

We expect to receive $   million of net proceeds (assuming the midpoint of the price range set forth on the cover page of this prospectus) from the sale of Class A common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase      additional shares of Class A common stock from us, we estimate that the net proceeds will be $   million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to (i) use $  million of the net proceeds from this offering to pay the cash consideration portion of the purchase price to purchase an aggregate      B.V. Voting Class A Shares and      B.V. Voting Class B Shares from Baker Hughes and/or Akastor pursuant to the corporate reorganization (see “Corporate reorganization”) and (ii) contribute all of the remaining net proceeds from this offering to HMH B.V. in exchange for a number of B.V. Voting Class A Shares and B.V. Voting Class B Shares such that the number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, respectively, held by us (taking into account the B.V. Voting Class A Shares and B.V. Voting Class B Shares acquired by us from the Principal Shareholders pursuant to the corporate reorganization) equals the number of shares of Class A common stock sold by us in the offering. HMH B.V. intends to use $   million of the net proceeds received by it to repay all of the outstanding principal and accrued and unpaid interest under the Shareholder Loans from Baker Hughes Holdings LLC and Akastor AS, which totaled $125.0 million as of June 30, 2024, and any remaining amounts for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to contribute all of the additional net proceeds to HMH B.V. in exchange for an additional      B.V. Voting Class A Shares and      B.V. Voting Class B Shares. HMH B.V. intends to use such additional net proceeds for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.

The Shareholder Loans mature on October 1, 2025. As of June 30, 2024, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $125.0 million, which included $99.7 million outstanding under the Baker Hughes Shareholder Loan (as defined herein) and $25.3 million outstanding under the Akastor Shareholder Loan (as defined herein). The Shareholder Loans bear interest at a rate of 8.0% per annum. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt agreements—Shareholder Loans” and “Certain relationships and related party transactions—Shareholder Loans.”

A $1.00 increase or decrease in the assumed initial public offering price of $   per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to increase or decrease, respectively, by $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we will use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, we will contribute fewer net proceeds to HMH B.V., which may reduce by a corresponding amount the net proceeds directed to repay the Baker Hughes Shareholder Loan and the Akastor Shareholder Loan.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds from this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Dividend policy

The declaration and payment of dividends by us will be at the sole discretion of our board of directors. We currently intend to retain future earnings, if any, to finance the growth and development of our business. However, our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends on our Class A common stock. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—Dividends may not be declared or paid to holders of our Class A common stock in the foreseeable future, and our existing debt agreements place certain restrictions on our ability to do so.” Consequently, unless and until our board of directors decides to declare a dividend, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2024:

•	on an actual basis as of June 30, 2024 for our predecessor;

•

on an as adjusted basis for HMH Inc., giving effect to (i) the corporate reorganization, (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $     per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of the net proceeds from this offering as described under “Use of proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering. This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Use of proceeds” and the financial statements and related notes thereto included elsewhere in this prospectus.

	As of June 30, 2024(1)
	Predecessor actual	HMH Inc. as adjusted(2)
	(in millions, except share and per share amounts)
Cash and cash equivalents	$39.7	$

Long-term debt, including current portions:
Senior Secured Bonds	198.5
Revolver	12.3
Credit Line in China	1.1
Shareholder Loans	125.0

Total debt, net	$336.8	$

Shareholders’ equity:

Class A Common stock, par value $0.01 per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(2)	$—	$

Class B Common stock, par value $0.01 per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(2)	—
Additional paid-in capital	601.5
Retained earnings (loss)	12.5

Accumulated other comprehensive income (loss)	(5.9)

Total shareholders’ equity	$608.1	$

Total capitalization	$984.6	$

(1)	HMH Inc. was incorporated in April 2024. The data in this table has been derived from the historical consolidated financial statements included elsewhere in this prospectus, which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, HMH B.V.

(2)	The as adjusted column includes the HMH B.V. interests not owned by us, which represents % of the B.V. Shares. The Principal Shareholders will hold a % equity interest in HMH B.V. HMH Inc. will hold a % equity interest in HMH B.V.

Dilution

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our Class A common stock for accounting purposes. Our pro forma net tangible book value as of June 30, 2024 after giving pro forma effect to the corporate reorganization was $     million, or $     per share of Class A common stock.

Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value, or total tangible assets less total liabilities, by our shares of Class A common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to the corporate reorganization (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of B.V. Non-Voting Shares for Class A common stock). Assuming an initial public offering price of $     per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving pro forma effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such proceeds as described in the as adjusted column in “Capitalization”), our as adjusted pro forma net tangible book value as of June 30, 2024 would have been $     million, or $     per share. This represents an immediate increase in the pro forma net tangible book value of $     per share to our existing investors and an immediate dilution to new investors purchasing shares in this offering of $     per share, resulting from the difference between the assumed offering price and the as adjusted pro forma net tangible book value after giving effect to the corporate reorganization and this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of B.V. Non-Voting Shares for Class A common stock):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2024 after giving effect to the corporate reorganization (before this offering)	$
Increase per share attributable to new investors in this offering	$

As adjusted pro forma net tangible book value per share (after giving effect to the corporate reorganization and this offering)		$

Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$

(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

The following table summarizes, on an adjusted pro forma basis as of June 30, 2024, the total number of shares of Class A common stock owned by our existing investors (assuming that 100% of our Class B common stock has been cancelled in connection with a redemption of B.V. Non-Voting Shares for Class A common stock) and to be owned by new investors, the total consideration paid and the average price per share paid by our existing investors and to be paid by new investors in this offering at $     per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
	(in thousands)		(in millions)
Existing investors		%	$	%	$
New investors in this offering		%	$	%	$

Total		100%	$	100%	$

The data in the table excludes the shares of Class A common stock that may be reserved for issuance under any long-term incentive plan that may be adopted (including the 2024 LTIP).

Each $1.00 increase (decrease) in the initial public offering price of $     per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $     million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the number of shares of Class A common stock being offered in this offering will be increased to     , with such additional shares representing   % of the total number of shares of Class A common stock.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary—Summary historical and pro forma financial data” and the accompanying financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed elsewhere in this prospectus, including in “Risk factors” and “Cautionary statement regarding forward-looking statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Unless otherwise indicated, the historical financial information in this “Management’s discussion and analysis of financial condition and results of operations” reflects only the historical financial results of our predecessor, HMH B.V., and does not give effect to the transactions described in “Corporate reorganization.”

Company overview

We are a leading provider of highly engineered, mission-critical equipment solutions, providing customers with a comprehensive portfolio of drilling equipment, services and systems utilized in oil and gas drilling operations, both offshore and onshore. Our global reach, technical expertise and innovative product offerings, coupled with our integrated operations from manufacturing to aftermarket services, allow us to provide customers with first class technology, engineering and project management services through the entire asset lifecycle of the equipment we provide. In addition, we are growing our portfolio of products and services to adjacent industries, such as mining. The complexity and criticality of our installed equipment drive customers to choose us for their aftermarket support, particularly in the offshore environment, which is subject to extensive regulation.

Our comprehensive portfolio of offerings, supported by integrated delivery capabilities and broad range of applications, enables us to address a full range of customer priorities. Our offerings are broadly categorized as:

•

Sales of projects and products. This includes (i) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (ii) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet. During the six months ended June 30, 2024 and the year ended December 31, 2023, we derived 22.8% and 24.0%, respectively, of our revenue from sales of projects and products.

•

Aftermarket services. This includes services and replacement parts on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. During the six months ended June 30, 2024 and the year ended December 31, 2023, we derived 77.2% and 76.0%, respectively, of our revenue from aftermarket services.

Approximately 75% of our installed base of equipment serves the offshore drilling market, which is more highly regulated, more demanding and more technologically sophisticated than is typically encountered in the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our full, integrated suite of mission-critical drilling solutions, highly technical expertise, aftermarket services offerings and long experience providing and maintaining equipment in this industry.

We are a global company, with locations in 16 countries and sales in over 60 countries as of June 30, 2024. We are headquartered in Houston, Texas, USA, with two major operational centers located close to key offshore areas in Houston, Texas, USA, and Kristiansand, Norway. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. In addition to providing a range of equipment, recurring aftermarket services and digital solutions to the onshore and offshore oil and gas drilling industry, we provide equipment and services to the onshore and subsea mining industry. Over our 125-year history, we believe we have developed trusted relationships with our customers and a strong reputation across industries with recognizable brand names, such as Hydril, VetcoGray, Wirth and Maritime Hydraulics.

HSSE is a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders.

We have an asset-light business model through the leveraging of our existing operating footprint and OEM business model and are well positioned to grow and scale our business with low incremental investment and capital expenditures. During the six months ended June 30, 2024, our net income was $25.2 million (or 6.3% of revenue) (as compared to net income of $1.5 million during the six months ended June 30, 2023) and our Adjusted EBITDA was $71.1 million (or 17.7% of revenue), while capital expenditures, including development costs, represented only 1.9% of revenue. During the year ended December 31, 2023, our net income was $17.4 million (or 2.2% of revenue) (as compared to a net loss of $26.6 million during the year ended December 31, 2022) and our Adjusted EBITDA was $122.6 million (or 15.6% of revenue), while capital expenditures, including development costs, represented only 3.1% of revenue. Having an asset-light business allows us to generate a strong Adjusted ROCE, a metric that we use to evaluate the profitability of our capital employed in our business operations. During the six months ended June 30, 2024 and the year ended December 31, 2023, our Adjusted ROCE was 9.0% and 15.5%, respectively. Adjusted EBITDA and Adjusted ROCE are non-GAAP financial measures. Please see “Summary—Summary historical and pro forma financial data—Non-GAAP financial measures” for the definitions of Adjusted EBITDA and Adjusted ROCE and a reconciliation of Adjusted EBITDA and Adjusted ROCE to our most directly comparable financial measures calculated and presented in accordance with GAAP.

HMH B.V. was formed on October 1, 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. As of August 12, 2024, 50% of HMH B.V.’s ordinary shares were held by Baker Hughes, and 50% of HMH B.V.’s ordinary shares were held by Akastor. Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

Together with our traditional business lines, we are embracing new opportunities in adjacent industries, including subsea mining. We approach all industries with a commitment to quality, safety and value. In even the most demanding environments, we strive to deliver value-adding products and services.

Our predecessor and HMH Inc.

HMH Inc. was formed on April 29, 2024, and has not conducted and will not conduct any material business operations prior to the completion of the transactions described under “Corporate reorganization” other than certain activities related to this offering. Our predecessor consists of HMH B.V. and its subsidiaries on a consolidated basis. Unless otherwise indicated, the historical consolidated financial information included in this prospectus presents the historical financial information of HMH B.V. Historical consolidated financial information is not indicative of the results that may be expected in any future periods. For more information, please see the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus and “—Factors affecting the comparability of our results of operations.”

Market factors and trends

Oil and gas play a critical role in enabling modern society to function and providing increased standards of living to the global population. We believe that oil and gas will continue to play a leading role in the future global energy mix. While the world will take the needed efforts to diversify its energy supply into renewables and more sustainable forms of energy, including nuclear, the IEA estimates that oil and gas will nonetheless comprise 46% of global energy supply in 2050 and that global energy consumption is expected to increase to 536 exajoule (“EJ”) by 2050, a 21% increase from 2022 levels and a 40% increase from 2010 levels.

Our business is driven by the number of drilling rigs working globally onshore and offshore (particularly those drilling rigs on which our equipment is installed), which in turn is driven by oil and gas demand, levels of global drilling activity and spending by E&P operators associated with supplying oil and gas. As demand for contracted drilling rigs increases, our customers may seek to replace existing equipment that is in need of major refurbishment or no longer operational, upgrade the capacities of their existing drilling rigs with our highly engineered, integrated drilling solutions or retrofit a new comprehensive drilling package or entire newbuild drilling rig. We provide ongoing aftermarket services on drilling rigs with our installed equipment, as well rigs with equipment from other OEMs, allowing us to capture recurring revenues throughout the lifecycle of a drilling rig.

As drilling rigs work and age, and as increasingly complex wells generate more wear-and-tear, we benefit from the resulting additional demand for our products and aftermarket services. Historically, we have seen aftermarket-driven demand growth as offshore drilling activity increases, and we expect that pattern to continue. Additionally, as our customers bring offshore rigs that are warm stacked or cold stacked back into service, the revenue base for our aftermarket services increases. This is in addition to our benefitting from the revenue opportunities from equipment replacements or upgrades associated with such reactivations.

The last build cycle for offshore drilling rigs ended in 2015 when E&P operators shifted spending to short-cycle onshore shale from offshore, leading to an oversupply of floater and jack-up rigs, sending the offshore drilling industry into a prolonged downturn. This led to chronic underinvestment, which, when combined with declining rates on existing wells, created upward pressure on day rates and led to increases in activity in 2019. The decrease in customer spending as a result of the emergence of the COVID-19 pandemic in 2020 and the resulting decline in oil and gas demand caused our customers to take rigs out of service as offshore drilling activity contracted. Beginning in 2021 with the gradual reopening of supply chains, however, the offshore oil and gas industry had largely returned to its pre-COVID recovery trend.

According to Rystad Energy, after years of underinvestment, global greenfield and brownfield oil and gas capital expenditures are projected to be over $700 billion in each of 2024, 2025 and 2026, an increase of almost 50% as compared to 2020. As global capital expenditures for the oil and gas industry increase, the offshore rig market is also approaching activity levels not seen in nearly a decade. Rystad Energy forecasts a compounded annual growth rate of over 7% for floater rigs between 2023 and 2026, and offshore production is expected to grow 20% between 2023 and 2030. Rystad Energy also expects to see offshore deepwater production as the main contributor to global non-OPEC oil supply beyond 2027 as spending shifts towards offshore in response to the relative underinvestment in long-cycle, high-volume offshore developments over the past decade. Such increase in oil and gas exploration and drilling activity, particularly offshore, is expected to result in increased demand for our equipment and aftermarket services.

Demand related to onshore oil and gas drilling activity tends to be shorter cycle and regionally focused as each market may have specific dynamics that vary from location to location. Since the cyclical trough in activity during the last commodity price decline and COVID-19, the total number of active land rigs has increased and, in the key Middle East market, the demand for modern, high-spec land rigs capable of supporting complex drilling operations has resulted in newbuild opportunities. In the North American unconventional market, efficiency gains in drilling and completion activity have resulted in production increasing without a corresponding increase in rig counts—implying each active rig is drilling more wells and more footage in a given period than previously. This increased cadence of drilling activity in challenging subsurface environments and more complex, longer lateral wells create increased wear-and-tear on equipment, resulting in additional demand for our products and aftermarket services.

We have an overall positive outlook for global oil and gas activity, with a specific emphasis on tailwinds in global offshore E&P spending and onshore E&P spending in the Middle East. We believe that increased E&P activity in the oil and gas industry, particularly offshore, will be required to meet expected growth in global demand. We believe that current low levels of E&P capital spending are not sustainable, and the E&P industry will require more capital investment in order to increase production capacity to meet near-term and long-term demand for oil and gas.

Description of certain components of financial data

Revenues

We generate our revenue primarily from two broadly categorized offerings: (i) product revenue, which includes (a) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (b) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet, and (ii) service revenue, which includes services and replacement parts on installed equipment and integrated digital solutions. We also generate our revenue from related parties via sales to Baker Hughes, which primarily consists of sales of products and services consistent in nature with those of external parties.

During the six months ended June 30, 2024, we derived 22.8% of our revenue from sales of projects and products and 77.2% from aftermarket services. In 2023, we derived 24.0% of our revenue from sales of projects and products and 76.0% from aftermarket services. We are a global company, with 31 locations in 16 countries and with sales in over 60 countries as of June 30, 2024.

Cost of sales

Our cost of sales consists of costs related to the manufacturing and procurement of our products and projects in addition to the costs of our aftermarket services. Cost of sales related to the manufacturing and procurement of our products and projects includes the cost of components sourced from third-party suppliers and direct and indirect costs to manufacture and supply products and projects, including labor, materials, machine time, lease expense related to our manufacturing facilities, freight and other variable manufacturing costs. Cost of services includes personnel expenses for our field service organization, lease expense related to our operations facilities, materials, vehicle expenses and freight.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of costs such as sales and marketing, general corporate overhead, compensation expense, IT expenses, safety and environmental expenses, insurance costs, legal expenses and other related administrative functions. As a result of becoming a public company, we anticipate incurring incremental general and administrative expenses relating to expenses associated with SEC reporting requirements, including annual and quarterly reports to shareholders, tax return preparation and dividend expenses, Sarbanes-Oxley Act compliance expenses, expenses associated with listing on Nasdaq, independent auditor fees, legal expenses and investor relations expenses. These incremental general and administrative expenses are not reflected in our predecessor’s historical financial statements included elsewhere in this prospectus.

Research and development expenses

Research and development expenses consist of costs that are incurred in connection with the development of new cutting-edge technologies and solutions and the innovation of existing product and service offerings. Such costs include both the utilization of our employees, facilities and resources to create and develop new ideas and products and the engagement of third parties to perform development activities under our coordination and management.

Depreciation and amortization

Depreciation and amortization expense consists of depreciation related to our tangible assets, including investments in property and equipment, and amortization of intangible assets, including identified intangible assets step up related to the formation of HMH B.V. and acquisition purchase price accounting.

Other operating expenses

During the six months ended June 30, 2024 and the year ended December 31, 2023, other operating expenses consisted of additional de minimis incidental operating expenses incurred by the business. During the year ended December 31, 2022, other operating expenses consisted of de minimis incidental operating expenses incurred by the business and the impact of a $16.0 million impairment of the Step Oiltools liquidation receivable from Akastor. See our predecessor’s historical financial statements and related notes thereto included elsewhere in this prospectus for further information.

Other non-operating income (loss), net

Other non-operating income (loss), net consists of income (loss) on disposal or impairments of long-lived assets as well as other miscellaneous charges that management deems to not be part of our core business.

Foreign currency (gain) loss, net

Foreign currency (gain) loss, net consists of net gains or losses resulting from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated. Our foreign subsidiaries, whose functional currency is the local currency, conduct a portion of their operations in U.S. dollars. As a result, these subsidiaries hold significant monetary assets denominated in U.S. dollars. These monetary assets are subject to changes in exchange rates between the U.S. dollar and the local currency.

Interest expense, net

Interest expense, net primarily consists of interest expense associated with the Revolver and the Senior Secured Bonds.

Income tax expense

Income tax expense consists of income tax expenses in the various jurisdictions in which we operate. We are subject to income taxes in both the United States and foreign jurisdictions in which we operate. Differences between our effective tax rate and the U.S. federal income tax rate are primarily due to state taxes, foreign jurisdiction rate differences, permanent differences between book and tax income and change in valuation allowance.

How we evaluate our results of operations

We use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our results of operations and profitability and include:

•

Revenues. Our revenues are generated primarily from (i) projects and products and (ii) aftermarket services. One of our measures of financial performance is the amount of revenue generated quarterly and annually as revenue is an indicator of our overall business growth.

•

Operating Income. We track operating income on an absolute dollar basis. One of our measures of financial performance is the amount of operating income generated quarterly and annually, as operating income is an indicator of profit derived from our core business operations.

•

Net Income (Loss). We track net income (loss) on an absolute dollar basis and as a percentage of revenue. One of our measures of financial performance is the amount of net income (loss) generated quarterly and annually as net income (loss) is an indicator of our overall profitability.

•

Adjusted EBITDA and Adjusted EBITDA Margin. We use Adjusted EBITDA and Adjusted EBITDA Margin (each, a non-GAAP measure) as one of the indicators to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and certain non-recurring items. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense, depreciation and amortization and certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, IT system implementation, restructuring costs, foreign currency transaction (gain) loss and reduction of the Step Oiltools receivable. We track Adjusted EBITDA on an absolute dollar basis and as a percentage of revenue, which we refer to as Adjusted EBITDA Margin. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We believe that Adjusted EBITDA is a supplemental measurement tool used by analysts and investors to evaluate overall operating performance, ability to pursue and service possible debt opportunities and possible future investment opportunities. In addition, we believe that Adjusted EBITDA Margin is a supplemental measurement tool used by analysts and investors to evaluate profitability of sales. Adjusted EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income (loss), as measured under GAAP. The items excluded from Adjusted EBITDA and Adjusted EBITDA Margin, but included in the calculation of reported net income (loss), are significant components of the consolidated statements of income (loss) and must be considered in performing a comprehensive assessment of overall financial performance. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net income (loss), the most directly comparable GAAP measure, see “—Comparison of non-GAAP financial measures.”

•

Free Cash Flow. We use Free Cash Flow (a non-GAAP measure) to evaluate our liquidity to provide flexibility and optionality to achieve our broader capital allocation strategy. We define Free Cash Flow as cash flow from operations minus purchases of property and equipment and development costs. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment that can be used for investment in our business and for acquisitions as well as to strengthen our balance sheet. Free Cash

Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by (used in) operating activities. Free Cash Flow does not reflect our ability to meet future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. For a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable GAAP measure, see “—Comparison of non-GAAP financial measures.”

•

Adjusted ROCE. We use Adjusted ROCE (a non-GAAP measure) to evaluate the profitability of the Company’s capital employed in its business operations compared with that of its peers. We define Adjusted ROCE as net income plus interest expense, net, income tax expense and amortization expense for intangible assets, which we refer to as EBITA (a non-GAAP measure), divided by total assets less goodwill, other intangibles and total current liabilities. We believe Adjusted ROCE is a good indicator of long-term company and management performance as it relates to capital efficiency. For a reconciliation of EBITA and Adjusted ROCE to net income (loss), the most directly comparable GAAP measure, see “—Comparison of non-GAAP financial measures.”

Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, EBITA and Adjusted ROCE are non-GAAP financial measures and should not be considered alternatives to, or more meaningful than, net income (loss), net income (loss) as a percentage of revenue, net cash provided by (used in) operating activities, net income (loss) as a percentage of total assets or any other measure presented in accordance with GAAP. Our computation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, EBITA and Adjusted ROCE may differ from computations of similarly titled measures of other companies. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures, see “—Comparison of non-GAAP financial measures.”

Factors affecting the comparability of our results of operations

The historical financial condition and results of operations of our predecessor for the periods presented may not be comparable, either from period to period or for HMH Inc. going forward, for the following reasons:

•

Corporate Reorganization. The historical consolidated financial statements included elsewhere in this prospectus are based on the financial statements of our accounting predecessor, HMH B.V. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the corporate reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. After giving effect to the corporate reorganization, HMH B.V. will be treated as a flow-through entity for U.S. federal income tax purposes and, as such, will generally not be subject to U.S. federal income tax at the entity level. The corporate reorganization will be accounted for as a reorganization of entities under common control and, as a result, our consolidated financial statements will recognize the assets and liabilities received in the corporate reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of HMH B.V. In addition, in connection with the corporate reorganization and this offering, we will enter into the Tax Receivable Agreement pursuant to which we will be required to pay the Principal Shareholders 85% of the net cash savings, if any, that we are deemed to realize as a result of our utilization of certain tax benefits described under “Certain relationships and related party transactions—Tax Receivable Agreement.” Finally, the corporate reorganization that will be completed in connection with the closing of this offering provides a mechanism by which the B.V. Non-Voting Shares will be allocated among the Principal Shareholders. As a result, the satisfaction of all conditions relating to the vesting of certain phantom awards in HMH B.V. held by our management and certain employees and non-employees will be probable. Accordingly, we will recognize a charge for stock compensation expense of $     related to the estimated fair value of the phantom awards at the time of grant, all of which will be non-cash. Based on an assumed initial offering price of $     per share (which is the midpoint of the price range set forth on the cover page of this prospectus), over the next year as the vesting conditions of the unvested phantom awards are satisfied, we will recognize additional non-cash charges for stock compensation expense of $ million.

•

IPO-Related Compensation Expenses. We expect to incur a one-time share-based compensation expense of $     million, based on an assumed initial offering price of $     per share (which is the midpoint of the price range set forth on the cover page of this prospectus), as a result of the successful completion of this offering. Certain of our employees and non-employees were granted Founders’ Awards, 2022 LTI Awards and 2023 LTI Awards (each as defined herein), each of which are denominated in cash and, if the event triggering payment is an IPO (as defined in the award agreements), will settle in shares of our Class A common stock. The liability and associated compensation expense for these awards will not be recognized until an IPO is consummated. No share-based compensation expenses were recognized prior to the IPO because an IPO was not considered probable, so such general and administrative expenses are not reflected in our predecessor’s historical financial statements included elsewhere in this prospectus. See “Executive compensation—Outstanding equity awards at fiscal year-end” for more information.

•

Inflation and Macroeconomic Conditions. Our operational performance is influenced by prevailing economic conditions, including macroeconomic conditions, the overall inflationary climate and business sentiment.

During 2022, 2023 and the first half of 2024, we experienced significant inflation in costs related to our products and services as a result of global inflationary trends. Ongoing inflationary pressures have resulted in, and may continue to result in, additional increases to the costs of goods, services, labor and personnel, which in turn could cause our capital expenditures and operating costs to rise, as well as a scarcity of certain products and raw materials, including steel. Like others in our industry, in 2022, 2023 and the first half of 2024, we faced, and continue to face, considerable inflation in the cost of raw materials and personnel. Sustained levels of high inflation caused the U.S. Federal Reserve to raise its target range for the federal funds rate multiple times in 2022 and 2023 for a total increase of 525 basis points, and the U.S. Federal Reserve’s target rate is currently between 5.25% and 5.50%. Future rate hikes from the U.S. Federal Reserve (or its equivalent in other nations) or other efforts to curb inflationary pressure on the costs of goods and services could have the effect of raising the cost of capital and depressing economic growth. As a result of the persistent economic and geopolitical uncertainty in many markets around the world, we have also experienced, and may in the future experience, fluctuations in foreign currency exchange rates, supply chain disruptions, lack of liquidity in the capital markets or an increase in interest rates, all of which may negatively affect us or the parties with whom we do business. Additionally, our floating rate indebtedness may subject us to increased borrowing costs.

•

Public Company Expenses. We expect to incur additional selling, general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, tax return preparation expenses, Sarbanes-Oxley Act compliance expenses, audit fees, legal fees, director and officer insurance, director compensation, national stock exchange fees, investor relations expenses and registrar and transfer agent fees. These additional selling, general and administrative expenses are not reflected in our predecessor’s historical financial statements included elsewhere in this prospectus.

•

Income Taxes. HMH Inc. is subject to U.S. federal and state income taxes as a corporation. HMH B.V. is treated as a flow-through entity for U.S. federal income tax purposes, and as such, is generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income will be passed through to the shareholders of HMH B.V., including HMH Inc., following the corporate reorganization. Accordingly, the financial data attributable to HMH B.V. contains no U.S. federal income tax expense or income tax expense in any state or locality (other than margin tax in the State of Texas). We estimate that HMH Inc. would have been subject to U.S. federal, state and local taxes at a blended statutory rate of     % of 2022 pre-tax earnings and would be subject to a blended statutory rate of     % of 2023

pre-tax earnings. Based on blended statutory rates of     % and     % for 2022 and 2023, respectively, HMH Inc. would have incurred pro forma income tax expense for the years ended December 31, 2022 and 2023 of $     million and $     million, respectively.

Results of operations

Six months ended June 30, 2024 compared to six months ended June 30, 2023

The following table sets forth, for the periods indicated, certain consolidated statement of income data:

	Six months ended June 30,
(in thousands, except percentages)	2024	2023	$ Change	% Change

Revenue
Service revenue	$309,812	$276,473	$33,339	12.1%
Product revenue	88,922	93,205	(4,283)	(4.6)%
Related party revenue	2,539	4,494	(1,955)	(43.5)%

Total revenue	401,273	374,172	27,101	7.2%

Operating expenses
Cost of services sold (exclusive of depreciation and amortization)	158,032	147,077	10,955	7.4%
Cost of goods sold (exclusive of depreciation and amortization)	96,091	110,088	(13,997)	(12.7)%

Total cost of sales (exclusive of depreciation and amortization)	254,123	257,165	(3,042)	(1.2)%

Selling, general and administrative expenses	73,972	75,431	(1,459)	(1.9)%
Research and development expenses	3,093	1,695	1,398	82.5%
Depreciation and amortization	18,786	16,948	1,838	10.8%
Other operating expenses (income)	—	2,196	(2,196)	(100.0)%

Total operating expenses	349,974	353,435	(3,461)	(1.0)%

Operating income	51,299	20,737	30,562	147.4%

Foreign currency gain (loss), net	(1,448)	2,958	(4,406)	(149.0)%
Other non-operating income (loss), net	1,028	524	504	96.2%
Interest (expense) income, net	(16,949)	(17,758)	809	(4.6)%
Equity in earnings of unconsolidated affiliates	—	—	—	—

Income (loss) before income taxes	33,930	6,461	27,469	425.2%

Income tax expense	(8,684)	(4,963)	(3,721)	75.0%

Net income (loss)	$25,246	$1,498	$23,748	1,585.3%

We have historically reported two operating segments: Equipment and System Solutions (“ESS”), which consists of the legacy MHWirth drilling equipment business, and Pressure Control Systems (“PCS”), which consists of the legacy Subsea Drilling Systems pressure control business. ESS is a supplier of drilling solutions and complete topside drilling packages and services to both onshore and offshore oil and gas producers and drilling contractors, which includes hoisting and rotating systems, drilling (mud) circulating systems, condition-based maintenance and other services. PCS is a supplier of integrated drilling products and services, and the key product offerings consist of BOPs and BOP control systems, drilling risers, wellhead connectors, technical and operational rig support that includes a 24/7 support center, CSAs and long-term service agreements.

Management evaluated the Company’s operating results on a consolidated basis to assess performance and allocate resources. While we operated in various geographic regions and end markets, our two business segments were centrally managed, shared multiple forms of common costs, provided similar or complementary products and services and were marketed both singularly and on a portfolio basis.

The following table sets forth, for the periods indicated, disaggregated revenue by segment:

	Six months ended June 30,
(in thousands)	2024	2023

Revenue
Product revenue- ESS	$58,016	$49,800
Service revenue- ESS	148,137	136,674

Total revenue- ESS	$206,153	$186,474
Product revenue- PCS	$33,445	$47,899
Service revenue- PCS	161,675	139,799

Total revenue- PCS	$195,120	$187,698

Total revenue	$401,273	$374,172

We anticipate that during 2024, to better align how management reviews operating performance and resource allocation, we will discontinue segment reporting based on ESS and PCS and will instead focus on the breakdown between (i) sales of projects and products and (ii) aftermarket services. Equipment in our sales of projects and products generally falls under two broad categories: (i) pressure control systems (previously reported under the PCS segment), including BOPs, BOP control systems and drilling risers, and (ii) topside equipment (previously reported under the ESS segment), which is comprised of hoisting and rotating systems and drilling (mud) circulating systems. Aftermarket services includes services and replacement parts on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. During the six months ended June 30, 2024, we derived 77.2% of our revenue from aftermarket services and 22.8% of our revenue from projects and products. During the six months ended June 30, 2023, we derived 73.9% of our revenue from aftermarket services and 26.1% of our revenue from sales of projects and products. Once the change is complete, prior period comparable results for segmented information will be recast to reflect the change in reportable segments. This segment reporting change will have no impact on our consolidated results.

Revenues. Revenues increased by $27.1 million, or 7.2%, to $401.3 million in the six months ended June 30, 2024 from $374.2 million in the six months ended June 30, 2023. The overall increase in revenue was driven by an increase in service revenues of $33.3 million, partially offset by a decrease in product revenues of $6.2 million. The increase in service revenues across our business was primarily due to improved global energy market conditions and increased rig activity by our customers driving organic business growth, while the decrease in product revenues was driven by fewer large projects in the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Service revenues increased by $33.3 million, or 12.1%. The higher service revenues across our business were mainly due to increased spare part sales and repair activity in the period. As a result of these increases, service revenues accounted for 77.2% of our total revenue in the six months ended June 30, 2024, which was an increase of 3.3% in the six months ended June 30, 2023. Product revenues decreased by $6.2 million, or 6.4%. The lower product revenues across our business were due to lower project volume in the period as significant project shipments were completed in 2023.

Cost of sales. Cost of sales decreased by $3.0 million, or 1.2%, to $254.1 million in the six months ended June 30, 2024, down from $257.2 million in the six months ended June 30, 2023. The decrease in cost of sales was mainly in line with the decrease in product revenue for the six months ended June 30, 2024. Cost of sales as a percentage of revenue decreased to 63.3% in the six months ended June 30, 2024 as compared to 68.7% in the six months ended June 30, 2023 as the change in revenue mix to service sales partially offset the lower margins experienced from product and project contracts with lower margins.

Cost of services sold increased by $11.0 million, or 7.4%, to $158.0 million in the six months ended June 30, 2024, up from $147.1 million in the six months ended June 30, 2023. The increase in cost of services sold was mainly in line with the increase in service revenue for the six months ended June 30, 2024. Cost of services sold as a percentage of service revenue decreased to 51.0% in the six months ended June 30, 2024 as compared to 53.2% in the six months ended June 30, 2023 mainly due to the change in revenue mix to service sales.

Cost of goods sold decreased by $14.0 million, or 12.7%, to $96.1 million in the six months ended June 30, 2024, down from $110.1 million in the six months ended June 30, 2023. The decrease in cost of goods sold was mainly in line with the decrease in product and related party revenue for the six months ended June 30, 2024. Cost of goods sold as a percentage of product and related party revenue decreased to 105.1% in the six months ended June 30, 2024 as compared to 112.7% in the six months ended June 30, 2023 due to the negative margins from product and project contracts with lower margins.

Selling, general and administrative expenses. For the six months ended June 30, 2024, selling, general and administrative expenses decreased by $1.5 million, or 1.9%, to $74.0 million from $75.4 million in the six months ended June 30, 2023. This decrease was primarily attributable to benefits of our IT system optimization.

Research and development expenses. Research and development expenses increased by $1.4 million, or 82.5%, to $3.1 million from $1.7 million in the six months ended June 30, 2023.

Depreciation and amortization. For the six months ended June 30, 2024, depreciation and amortization expense increased by $1.8 million, or 10.8%, to $18.8 million from $16.9 million in the six months ended June 30, 2023. This increase was primarily attributable to increased investment in our manufacturing capabilities.

Other operating expenses. For the six months ended June 30, 2024, other operating expenses decreased by $2.2 million, or 100.0%, to zero from $2.2 million in other operating expenses in the six months ended June 30, 2023. This decrease was attributable mainly to restructuring that occurred in the six months ended June 30, 2023 that did not repeat in 2024.

Other non-operating income (loss), net. For the six months ended June 30, 2024, non-operating income (loss), net was $1.0 million, a favorable change of $0.5 million, or 96.2%, as compared to $0.5 million in the six months ended June 30, 2023. This increase was attributable mainly to various immaterial miscellaneous income items in 2024 that were not recognized in 2023.

Foreign currency gain (loss), net. For the six months ended June 30, 2024, the change in foreign currency gain (loss) was unfavorable by $4.4 million, or 149.0%, to a loss of $1.4 million in the six months ended June 30, 2024 from a gain of $3.0 million in the six months ended June 30, 2023. This unfavorable variance was attributable mainly to unfavorable currency exchange rates as the U.S. dollar was unfavorable to other currencies in which we transact.

Interest expense, net. For the six months ended June 30, 2024, interest expense, net decreased by $0.8 million, or 4.6%, to $16.9 million from $17.8 million in the six months ended June 30, 2023. This decrease was attributable primarily to our bond refinancing in November 2023 in which we successfully placed a new $200 million senior secured bond at a reduced cost of capital.

Income tax expense. For the six months ended June 30, 2024, income tax expense increased by $3.7 million, or 75.0%, to an income tax expense of $8.7 million from an income tax expense of $5.0 million in the six months ended June 30, 2023. This increase was primarily attributable to an increase in profit during the six months ended June 30, 2024, coupled with a change in our geographic mix of revenues.

Year ended December 31, 2023 compared to year ended December 31, 2022

The following table sets forth, for the periods indicated, certain consolidated statement of income data:

	Year ended December 31,
(in thousands, except percentages)	2023	2022	$ Change	% Change

Revenue
Service revenue	$597,087	$465,247	$131,840	28.3%
Product revenue	179,629	207,110	(27,481)	(13.3)%
Related party revenue	8,730	4,856	3,874	79.8%

Total revenue	785,446	677,213	108,233	16.0%

Operating expenses
Cost of services sold (exclusive of depreciation and amortization)	281,562	224,679	56,883	25.3%
Cost of goods sold (exclusive of depreciation and amortization)	259,804	231,030	28,774	12.5%

Total cost of sales	541,366	455,709	85,657	18.8%

Selling, general and administrative expenses	123,158	141,811	(18,653)	(13.2)%
Research and development expenses	3,041	2,877	164	5.7%
Depreciation and amortization	37,951	40,867	(2,916)	(7.1)%
Other operating expenses (income)	1,929	15,632	(13,703)	(87.7)%

Total operating expenses	707,445	656,896	50,549	7.7%

Operating income	78,001	20,317	57,684	283.9%

Foreign currency gain (loss), net	796	(6,825)	7,621	111.7%
Other non-operating income (loss), net	231	1,147	(916)	(79.9)%
Interest (expense) income, net	(46,269)	(32,725)	(13,544)	(41.4)%
Equity in earnings of unconsolidated affiliates	—	168	(168)	(100.0)%

Income (loss) before income taxes	32,759	(17,918)	50,677	282.8%

Income tax expense	(15,357)	(8,646)	(6,711)	(77.6)%

Net income (loss)	$17,402	$(26,564)	$43,966	165.5%

The following table sets forth, for the periods indicated, disaggregated revenue by segment:

	Year ended December 31,
(in thousands)	2023	2022

Revenue
Product revenue- ESS	$85,790	$124,828
Service revenue- ESS	295,045	233,858

Total revenue- ESS	$380,835	$358,686
Product revenue- PCS	$102,569	$87,138
Service revenue- PCS	302,042	231,389

Total revenue- PCS	$404,611	$318,527

Total revenue	$785,446	$677,213

Revenues. Revenues increased by $108.2 million, or 16.0%, to $785.4 million in 2023 from $677.2 million in 2022. The overall increase in revenue was driven by an increase in service revenues of $131.8 million, partially offset by a decrease in product revenues of $23.6 million. The increase in service revenues across our business was primarily due to improved global energy market conditions and increased rig activity by our customers driving organic business growth, while the decrease in product revenues was driven by fewer large projects in 2023 as compared to 2022.

Service revenues increased by $131.8 million, or 28.3%. The higher service revenues across our business were mainly due to increased spare part sales and repair activity as our customers reactivated rigs in the year. As a result of these increases, service revenues accounted for 76.0% of our total revenue in 2023, which was an increase from 68.7% in 2022. Product revenues decreased by $23.6 million, or 11.1%. The lower product revenues across our business were mainly due to a roll-off of project activity that concluded in 2022.

Cost of sales. Cost of sales increased by $85.7 million, or 18.8%, to $541.4 million in 2023, up from $455.7 million in 2022. The increase in cost of sales was mainly in line with the increase in revenue for the year ended December 31, 2023. Cost of sales as a percentage of revenue increased to 68.9% in 2023 as compared to 67.3% in 2022 as the change in revenue mix to service sales partially offset the lower margins experienced from product and project contracts with lower margins.

Cost of services sold increased by $56.9 million, or 25.3%, to $281.6 million in 2023, up from $224.7 million in 2022. The increase in cost of services sold was mainly in line with the increase in service revenue for the year ended December 31, 2023. Cost of services sold as a percentage of service revenue decreased to 47.2% in 2023 as compared to 48.3% in 2022 mainly due to the change in revenue mix to service sales.

Cost of goods sold increased by $28.8 million, or 12.5%, to $259.8 million in 2023, up from $231.0 million in 2022. The increase in cost of goods sold was mainly in line with the decrease in product and related party revenue for the year ended December 31, 2023. Cost of goods sold as a percentage of product and related party revenue increased to 137.9% in 2023 as compared to 109.0% in 2022 due to the lower margins from product and project contracts with lower margins.

Selling, general and administrative expenses. For 2023, selling, general and administrative expenses decreased by $18.6 million, or 13.1%, to $123.2 million from $141.8 million in 2022. This decrease was primarily attributable to strategic cost initiatives and the expiration of the transition services agreement with Baker Hughes. See “Certain relationships and related party transactions—Other related party transactions—Baker Hughes—Transition services agreement.”

Research and development expenses. Research and development expenses increased by $0.1 million, or 3.4%, to $3.0 million from $2.9 million in 2022.

Depreciation and amortization. For 2023, depreciation and amortization expense decreased by $2.9 million, or 7.1%, to $38.0 million from $40.9 million in 2022. This decrease was primarily attributable to certain assets being fully depreciated during 2023, resulting in a partial year of depreciation in 2023 versus a full year of depreciation in 2022.

Other operating expenses. For 2023, other operating expenses decreased by $13.7 million, or 87.8%, to $1.9 million from $15.6 million in other operating expenses in 2022. This decrease was attributable mainly to the one-time impairment of Step Oiltools, which occurred in 2022. See “Certain relationships and related party transactions—Other related party transactions—Akastor—Step Oiltools.”

Other non-operating income (loss), net. For 2023, non-operating income (loss), net was $0.2 million, an unfavorable change of $0.9 million, or 81.8%, as compared to $1.1 million in 2022. This decrease was attributable mainly to a one-time gain of disposal of certain assets that did not recur in 2023.

Foreign currency gain (loss), net. For 2023, the change in foreign currency gain (loss) was favorable by $7.6 million, or 111.8%, to an income of $0.8 million in 2023 from an expense of $6.8 million in 2022. This favorable variance was attributable mainly to favorable currency exchange rates as the U.S. dollar was favorable to other currencies in which we transact.

Interest expense, net. For 2023, interest expense, net increased by $13.6 million, or 41.6%, to $46.3 million from $32.7 million in 2022. This increase was attributable primarily to our refinancing in 2023, which resulted in the issuance of the Senior Secured Bonds at a 9.875% interest rate and the payoff of a $150.0 million bond that accrued interest at a 7.00% interest rate (the “Senior Secured Floating Rate Bond”).

Income tax expense. For 2023, income tax expense increased by $6.8 million, or 79.1%, to an income tax expense of $15.4 million from an income tax expense of $8.6 million in 2022. This decrease was primarily attributable to an increase in profit during 2023 coupled with a change in our geographic mix of revenues.

Comparison of non-GAAP financial measures

We have performed a detailed analysis of the non-GAAP measures that are relevant to our business and its operations and determined that the appropriate units of measure to analyze our performance are Adjusted EBITDA (net income (loss) before interest expense, net, income tax expense, depreciation and amortization and certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, IT system implementation, restructuring costs, foreign currency transaction (gain) loss and reduction of the Step Oiltools receivable), Adjusted EBITDA Margin (Adjusted EBITDA divided by revenue), Free Cash Flow (cash flow from operations minus purchases of property and equipment and development costs) and Adjusted ROCE (net income plus interest expense, net, income tax expense and amortization expense for intangible assets, or EBITA, divided by total assets less goodwill, other intangibles and total current liabilities). We believe that the adjustments and exclusions in each of these non-GAAP financial measures enable us to evaluate more effectively our operations period over period and to identify operating trends that could otherwise be masked by unadjusted or excluded items. It is our determination that Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Adjusted ROCE are more relevant measures of how we review our ability to meet commitments and pursue capital projects.

Adjusted EBITDA and Adjusted EBITDA Margin

The following table reconciles our reported net income (loss) to Adjusted EBITDA and Adjusted EBITDA Margin for each of the respective periods:

	Predecessor historical				HMH Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2024		Year ended December 31, 2023
(in thousands, except percentages)	2024	2023	2023	2022
Net income (loss)	$25,246	$1,498	$17,402	$(26,564)	$		$
Add:
Interest expense, net	16,949	17,758	46,269	32,725
Income tax expense	8,684	4,963	15,357	8,646
Depreciation and amortization	18,786	16,948	37,951	40,867
IT system implementation	—	3,231	3,231	2,556
Restructuring costs	—	3,159	3,159	381
Foreign currency transaction (gain) loss	1,448	(2,958)	(796)	6,825
Step Oiltools receivable	—	—	—	16,002

Adjusted EBITDA	$71,113	$44,599	$122,573	$81,438	$		$

Net income (loss) as a % of revenue	6.3%	0.4%	2.2%	(3.9)%		%		%
Adjusted EBITDA Margin(1)	17.7%	11.9%	15.6%	12.0%		%		%

(1)	Calculated as a percentage of revenue.

Adjusted EBITDA for the six months ended June 30, 2024 was $71.1 million, an increase of $26.5 million, or 59.4%, from $44.6 million for the six months ended June 30, 2023. The primary reason for the increase was the increase in net income, which was driven primarily by an increase in revenue from more favorable market conditions.

Adjusted EBITDA for the year ended December 31, 2023 was $122.6 million, an increase of $41.1 million, or 50.5%, from $81.4 million for the year ended December 31, 2022. The primary reason for the increase was the increase in net income, which was driven primarily by an increase in revenue from more favorable market conditions.

Free Cash Flow

The following table reconciles our reported net cash provided by (used in) operating activities to Free Cash Flow for each of the respective periods:

	Predecessor historical
	Six months ended June 30,		Year ended December 31,
(in thousands)	2024	2023	2023	2022
Net cash provided by (used in) operating activities	$(7,441)	$(18,121)	$25,574	$974

Adjusted for:
Purchases of property and equipment	(6,247)	(10,098)	(14,116)	(7,534)
Development costs(1)	(1,225)	(1,888)	(10,541)	(7,457)

Free Cash Flow	$(14,913)	$(30,107)	$917	$(14,017)

(1)	Development costs consist of charges related to the upgrade of our Enterprise Resource Planning software, coupled with internally developed software costs that will have alternative uses for our ongoing business.

Free Cash Flow for the six months ended June 30, 2024 was $(14.9) million, an increase of $15.2 million, or 50.5%, from $(30.1) million for the six months ended June 30, 2023. The reasons for the increase were the increase from net cash resulting from operating activities discussed below, partially offset by increased expenditures on property and equipment and development costs.

Free Cash Flow for the year ended December 31, 2023 was $0.9 million, an increase of $14.9 million, or 106.5%, from $(14.0) million for the year ended December 31, 2022. The reasons for the increase were the increase from net cash provided by operating activities discussed below, partially offset by increased expenditures on property and equipment and development costs.

Adjusted ROCE

The following table reconciles our reported net income (loss) to EBITA and Adjusted ROCE for each of the respective periods:

	Predecessor historical				HMH Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2024		Year ended December 31, 2023
(in thousands, except percentages)	2024	2023	2023	2022

Numerator:
Net income (loss)	$25,246	$1,498	$17,402	$(26,564)	$		$

Add:
Interest expense, net	16,949	17,758	46,269	32,725
Income tax expense	8,684	4,963	15,357	8,646
Intangible asset amortization	9,278	9,672	19,938	21,575

EBITA	$60,157	$33,891	$98,966	$36,382	$		$

Denominator:
Total assets	$1,357,026	$1,307,974	$1,368,418	$1,294,322	$		$
Goodwill	(287,291)	(287,863)	(287,848)	(287,525)
Other intangibles	(61,225)	(52,627)	(64,432)	(65,032)
Total current liabilities	(338,834)	(397,581)	(376,293)	(373,606)

Adjusted capital employed	$669,676	$569,903	$639,845	$568,159	$		$

Net income (loss) as a % of total assets	1.9%	0.1%	1.3%	(2.1)%		%		%
Adjusted ROCE	9.0%	5.9%	15.5%	6.4%		%		%

Adjusted ROCE for the six months ended June 30, 2024 was 9.0%, an increase of 3.1% from 5.9% for the six months ended June 30, 2023. The primary reason for the increase was an increase in net income as a result of factors discussed above, coupled with higher intangible asset amortization and income tax add-back adjustments for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Adjusted ROCE for the year ended December 31, 2023 was 15.5%, an increase of 9.1% from 6.4% for the year ended December 31, 2022. The primary reason for the increase was an increase in net income as a result of factors discussed above, coupled with higher interest expense and income tax add-back adjustments for 2023 as compared to 2022.

Costs of conducting our business

The principal costs of products and services involved in operating our business are manufacturing costs, raw materials and direct labor costs. Our fixed costs are relatively low and a large portion of the costs described below are only incurred as we perform jobs for our customers.

Manufacturing costs. As an OEM, our manufacturing costs include machine time, lease expense related to our manufacturing facilities, freight and other variable manufacturing costs. Certain of these costs are constant, such as lease expense, while others are variable depending on the type and quantity of customer orders.

Raw materials. Our manufacturing of products relies on various raw materials and component parts, specifically various grades of steel and other raw metals.

Direct labor costs. Payroll and benefit expenses directly related to the delivery of our products and services are included in our cost of sales.

Liquidity and capital resources

Our financial objectives include the maintenance of sufficient liquidity, adequate financial resources and financial flexibility to fund our business. Our primary sources of liquidity are, and after the completion of this offering are expected to continue to be, our existing cash on hand, cash generated from operations, borrowings under the Revolver, borrowings under the Senior Secured Bonds, under which we can increase borrowings by up to $75.0 million and can also enter into separate bridge financing facilities, and proceeds from this offering. As of June 30, 2024, December 31, 2023 and December 31, 2022, our cash and cash equivalents were $39.7 million, $62.5 million and $47.3 million, respectively. As of June 30, 2024 and December 31, 2023, our availability under the Revolver was $38.0 million and $28.0 million, respectively. As of December 31, 2022, our availability under our previous revolving credit facility was $72.0 million. As of June 30, 2024, December 31, 2023 and December 31, 2022, our total indebtedness was $336.8 million, $340.6 million and $304.6 million, respectively.

Our total capital expenditures are estimated to range between $20 million and $25 million for 2024. Our total capital expenditures, including development costs, were $7.5 million and $24.7 million for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively, of which $6.2 million and $14.1 million, respectively, were used for the purchase or manufacture of equipment to directly support customer-related activities in addition to purchases of property, plant and equipment, inclusive of software costs. The actual amount of capital expenditures for the purchase and manufacture of equipment may fluctuate based on market conditions. We continue to focus on preserving and protecting our strong balance sheet, optimizing utilization of our existing assets and, where practical, limiting new capital expenditures.

We have certain obligations related to debt maturities, finance leases and operating leases. As of June 30, 2024, we had $2.2 million of operating lease obligations during the remainder of 2024 and, for periods after 2024, we had an additional $44.2 million of operating lease obligations. As of June 30, 2024, the incremental borrowing rate on our lease obligations ranged from 3% to 7%.

In addition, as of June 30, 2024, we had no debt maturities during the remainder of 2024 and 2025, and $200.0 million aggregate principal amount of debt maturities during 2026 comprised of $200.0 million of Senior Secured Bonds maturities. Any additional outstanding balances that we may draw under the Revolver would become due and payable in May 2026. Interest on the Senior Secured Bonds accrues at 9.875% per annum, and our effective interest rate on the Revolver for the year ended December 31, 2023 was the compounded reference rate plus 3.75%. In November 2023, we paid off all outstanding borrowings under our

$70.0 million term loan facility, which bore interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 4.01% for tranche A and SOFR plus 5.01% for tranche B. In addition, in November 2023, we refinanced our $150.0 million Senior Secured Floating Rate Bond and replaced it with our $200.0 million Senior Secured Bonds. See “Note 10—Debt” to our audited consolidated financial statements for additional information.

We believe that our existing cash on hand, cash generated from operations and available capacity under the Revolver and the Senior Secured Bonds will be sufficient to meet our liquidity needs in the short term and long term. Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the oil and natural gas industry, availability and cost of raw materials and other factors, many of which are beyond our control.

Cash flows

Cash flows provided by (used in) operations by type of activity were as follows:

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023	2022
Net cash provided by (used in) operating activities	$(7,441)	$(18,121)	$25,574	$974
Net cash used in investing activities	(7,472)	(11,986)	(24,056)	(15,450)
Net cash provided by (used in) financing activities	(8,324)	24,496	14,656	(28,839)

Effect of exchange rate changes on cash activities	411	1,349	(986)	(1,074)

Increase (decrease) in cash and cash equivalents	$(22,826)	$(4,262)	$15,188	$(44,389)

Operating activities

Net cash provided by operating activities for the six months ended June 30, 2024 increased by approximately $10.7 million compared to the six months ended June 30, 2023, primarily due to increases resulting from a change in net income of $23.7 million and a $14.8 million change in operating assets and liabilities, and a $1.7 million favorable change in non-cash expenses.

Net income (loss) was favorable by $23.7 million as we experienced net income of $25.2 million for the six months ended June 30, 2024 as compared to net income of $1.5 million for the six months ended June 30, 2023. The reasons for the increase in net income (loss) are set forth under “—Results of operations.”

The change in operating assets and liabilities for the six months ended June 30, 2024 resulted in a $14.8 million decrease in cash as compared to the change in operating assets and liabilities during the six months ended June 30, 2023. The decrease in cash resulting from the changes in assets and liabilities was primarily due to a net decrease in accounts and related party receivable and contract assets because of an increase in billings both for point in time orders and over-time orders as the rights became unconditional on contract assets and were converted to trade receivables. The decrease in cash due to changes in accounts payable resulted from the timing of vendor payments. The unfavorable cash variance in contract liabilities resulted from the fulfillment of performance obligations relative to the timing of milestone invoicing. This was offset by an increase due to prepaids and others resulting from the timing and amount of prepaid expenses incurred by the Company.

Non-cash expenses were favorable by $1.7 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The favorable variance in non-cash expenses was primarily driven by higher depreciation and amortization expense resulting from the capitalization of assets between the periods.

Net cash provided by operating activities in 2023 increased by $24.6 million compared to 2022, primarily due to increases resulting from a change in net income of $44.0 million and a $6.1 million change in operating assets and liabilities, partially offset by a $13.3 million unfavorable change in non-cash expenses.

Net income (loss) was favorable by $44.0 million as we experienced net income of $17.4 million in 2023 as compared to a net loss of $26.6 million in 2022. The reasons for the increase in net income (loss) are set forth under “—Results of operations.”

The change in operating assets and liabilities during 2023 resulted in a $6.1 million increase in cash as compared to the change in operating assets and liabilities during 2022. The increase in changes in assets and liabilities was primarily the result of decreased inventories in 2023 coupled with a decrease in contract assets resulting from more project and other manufacturing projects in process, partially offset by an unfavorable cash variance in accounts payable due to the timing of vendor payments coupled with a favorable variance in operating leases.

Non-cash expenses were unfavorable by $13.3 million in 2023 compared to 2022. The unfavorable variance in non-cash expenses was driven by an impairment of financial assets, deferred income tax expense and lower depreciation and amortization expense in 2023 due to certain assets being fully amortized.

Investing activities

Net cash used in investing activities decreased by approximately $4.5 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. The decrease in net cash used in investing activities was principally the result of a $3.9 million decrease in capital expenditures during the period, coupled with a $0.7 million decrease in development costs related to our electric BOP project.

Net cash used in investing activities increased by $8.6 million in 2023 as compared to 2022. The increase in net cash used in investing activities was principally the result of a $6.6 million increase in capital expenditures to help support the growth of the business during the year, coupled with a $3.1 million increase in development costs related to our electric BOP project, partially offset by a decrease of $1.1 million in net acquisitions and other investing activities that occurred in 2022.

Financing activities

Net cash provided by financing activities decreased by $32.8 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 from a net source of cash of $24.5 million for the six months ended June 30, 2023 to a net use of cash of $8.3 million for the six months ended June 30, 2024. The decrease in net cash provided by financing activities was related to the net cash borrowings for the six months ended June 30, 2023 versus a net payment of debt for the six months ended June 30, 2024, partially offset by increased borrowing costs paid in the current period.

Net cash provided by financing activities increased by $43.5 million in 2023 as compared to 2022 from a net use of cash of $28.8 million in 2022 to a net source of cash of $14.7 million in 2023. The increase in net cash provided by financing activities was related to the net cash borrowings in 2023 versus a net payment of debt in 2022, partially offset by increased borrowing costs paid in the current year.

Debt agreements

Revolver

On November 20, 2023, HMH B.V., DNB Bank ASA, as agent, certain financial institutions party thereto as lenders (the “Revolver Lenders”) and DNB Markets, a part of DNB Bank ASA, and Nordea Bank Abp, filial I Norge, as mandated lead arrangers and bookrunners, entered into a senior facility agreement (the “Revolver”) pursuant to which the Revolver Lenders provide revolving credit financing to HMH B.V. in an aggregate principal amount of up to $50.0 million. The scheduled maturity date of the Revolver is May 16, 2026.

Borrowings under the Revolver bear interest at the compounded reference rate, which is the applicable SOFR plus the applicable credit spread adjustment, plus a margin of 3.50% to 4.25% based on HMH B.V.’s most recent leverage ratio. In addition to paying interest on outstanding principal under the Revolver, HMH B.V. is required to pay a quarterly commitment fee equal to 40% of the applicable margin on the unused available commitments.

The Revolver is secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the Revolver is subject to the Intercreditor Agreement (as defined herein) with the trustee under the Senior Secured Bonds. The Revolver includes certain restrictive covenants that may limit our ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Revolver also requires HMH B.V. to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the Revolver) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the Revolver) of not less than 2.50 to 1.00. The Revolver contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Revolver, the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. If an event of default exists under the Senior Secured Bonds, a cross-default will be triggered under the Revolver, and the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. Subject to certain notice requirements and certain partial prepayment amount restrictions, HMH B.V. may voluntarily prepay outstanding loans under the Revolver in whole or in part without premium or penalty. Following a Change of Control (as defined in the Revolver), HMH B.V. can be required to prepay the loans in whole if the parties do not reach an agreement to continue the loan.

Intercreditor Agreement

On November 22, 2023, the facility agent under the Revolver and the trustee under the Senior Secured Bonds entered into a pari passu intercreditor agreement (the “Intercreditor Agreement”) (subject to the super senior ranking of HMH B.V.’s obligations under the Revolver and the hedging liabilities, in each case, with respect to the applications of proceeds thereunder) governing (i) the relative priorities of their respective security interests in the assets securing the Revolver, the Senior Secured Bonds and certain future secured indebtedness and (ii) certain other matters relating to the administration of their respective security interests, including the occurrence of an insolvency event.

Senior Secured Bonds

On or around November 15, 2023, HMH B.V. issued $200.0 million aggregate principal amount of its senior secured bonds (the “Senior Secured Bonds”), which accrue interest at a fixed rate of 9.875% per annum and mature on November 16, 2026. The Senior Secured Bonds are secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the Senior Secured Bonds is subject to the Intercreditor Agreement with the facility agent under the Revolver. The agreement governing the Senior Secured Bonds includes customary representations and warranties, affirmative covenants and certain restrictive covenants that may limit our ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Senior Secured Bonds also require HMH B.V. to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the agreement governing the Senior Secured Bonds) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the agreement governing the Senior Secured Bonds) of not less than 2.50 to 1.00. Subject to compliance with certain conditions, HMH B.V. is permitted to increase its borrowings under the Senior Secured Bonds by up to $75.0 million, and HMH B.V. is also permitted to enter into certain bridge financing facilities with the lender(s) party thereto. We intend to list the Senior Secured Bonds on the Oslo Stock Exchange during the second half of 2024. The agreement governing the Senior Secured Bonds contains customary events of default. If an event of default exists under the Senior Secured Bonds, the lenders will be able to accelerate the maturity of the Senior Secured Bonds and exercise other rights and remedies. If an event of default exists under the Revolver, a cross-default will be triggered under the Senior Secured Bonds, and the bondholders thereunder will be able to accelerate the maturity of the Senior Secured Bonds and exercise other rights and remedies.

The Senior Secured Bonds are redeemable, at our option, (i) prior to May 16, 2025, at a price equal to the make-whole amount and (ii) beginning on May 16, 2025, at a premium of 104.938%. The redemption premium then declines in steps until May 16, 2026, at which time we may redeem the bonds at a premium of 100.500%. The redemption premium then falls away at the maturity date, at which time we may redeem the bonds at par value.

Following a Change of Control or a Share De-Listing Event (each as defined in the agreement governing the Senior Secured Bonds), HMH B.V. can be required to prepay the Senior Secured Bonds at 101% of the nominal amount of the bonds being repaid.

Following a material asset sale, HMH B.V. can be required to prepay the Senior Secured Bonds at 100% of the nominal amount of the bonds being repaid, up to 50% of the gross proceeds of the material asset sale.

Shareholder Loans

On October 1, 2021, HMH B.V. entered into a loan agreement with Baker Hughes Holdings LLC and Akastor AS (the “Shareholder Loan Agreement”) to finance its operating and finance activities. Baker Hughes Holdings LLC provided an $80.0 million term loan under the Shareholder Loan Agreement (the “Baker Hughes Shareholder Loan”), and Akastor AS provided a $20.0 million term loan under the Shareholder Loan Agreement (the “Akastor Shareholder Loan” and, together with the Baker Hughes Shareholder Loan, the “Shareholder Loans”). The Shareholder Loans mature on October 1, 2025. As of June 30, 2024, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $125.0 million, which included $99.7 million outstanding under the Baker Hughes Shareholder Loan and $25.3 million outstanding under the Akastor Shareholder Loan. HMH B.V. also agreed to pay Baker Hughes and Akastor for certain deferred tax assets related to the contributed businesses in the amounts of approximately $155,000 and $413,000, respectively, with such payment made by way of an increase to the Shareholder Loans. Such additional amounts relating to deferred tax assets are not reflected in the Shareholder Loans’ balances as of June 30, 2024. The Shareholder Loans bear interest at a rate of 8.0% per annum. The Shareholder Loans are unsecured. The Shareholder Loan Agreement includes certain restrictive covenants that may limit our ability to, among other things, incur additional indebtedness or make or declare dividends. The Shareholder Loan Agreement contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Shareholder Loan Agreement, the lenders will be able to accelerate the maturity of the Shareholder Loans and exercise other rights and remedies. Subject to certain notice requirements, HMH B.V. may voluntarily prepay outstanding loans under the Shareholder Loan Agreement in whole or in part without premium or penalty.

We intend to contribute a portion of the net proceeds from this offering to HMH B.V., and HMH B.V. intends to use $     million of the net proceeds received by it to repay all of the outstanding principal and accrued and unpaid interest under the Shareholder Loans, which totaled $125.0 million as of June 30, 2024. See “Use of proceeds.”

Credit Line in China

On August 22, 2023, HMH B.V. entered into a credit line agreement (the “Credit Line in China”) with Bank of China Shanghai Pudong branch (the “Credit Line in China Lender”) pursuant to which the Credit Line in China Lender provides a credit line in an aggregate principal amount of up to Chinese renminbi (RMB) 10.0 million. The Credit Line in China expired by its terms on July 26, 2024. The borrowing length for each withdrawal is one year. HMH B.V. made two withdrawals during the valid term of the Credit Line in China, with RMB 5.0 million maturing and becoming due on August 24, 2024 and RMB 2.7 million maturing and becoming due on September 22, 2024.

Borrowings under the Credit Line in China bear interest at the compounded reference rate, which is the applicable China Loan Prime Rate minus margin 0.4%. Interest is paid quarterly in the last month of each quarter. There was no quarterly commitment fee or guarantee requirement based on HMH B.V.’s financial status. As of June 30, 2024 and December 31, 2023, the aggregate principal amount outstanding under the Credit Line in China was approximately $1.1 million and $1.0 million, respectively.

The Credit Line in China could only be used for HMH B.V.’s daily operations and could not be used to purchase real estate, re-lend to other companies or make investments.

Contractual obligations

Our material contractual obligations as of June 30, 2024 consisted of the following:

•

total debt of $336.8 million, which included $200.0 million aggregate principal amount of the Senior Secured Bonds due in November 2026 that accrues interest at a rate of 9.875% per annum, $13.3 million aggregate principal amount outstanding under the Revolver due in May 2026 that accrues interest at the compounded reference rate, which is the applicable SOFR plus the applicable credit spread adjustment, plus a margin of 3.50% to 4.25% based on HMH B.V.’s most recent leverage ratio, $80.0 million aggregate principal amount outstanding under the Baker Hughes Shareholder Loan that accrues interest at a rate of 8.0% per annum and $20.0 million aggregate principal amount outstanding under the Akastor Shareholder Loan that accrues interest at a rate of 8.0% per annum;

•

non-cancelable leases for our various facilities, which have future minimum payments of $8.2 million, $7.6 million, $6.6 million, $5.4 million and $3.7 million, as of December 31, 2025, 2026, 2027, 2028 and 2029, respectively; and

•	purchase commitments of $80.4 million, which are due within 24 months, that primarily consist of commitments to purchase materials for the satisfaction of our contractual obligations.

Tax Receivable Agreement

With respect to obligations we expect to incur under the Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if we are prohibited from making such payments under applicable law. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We intend to account for any amounts payable under the Tax Receivable Agreement in accordance with Accounting Standards Codification (“ASC”) Topic 450, Contingent Consideration. For further discussion regarding the potential acceleration of payments under the Tax Receivable Agreement and its potential impact, please read “Risk Factors—Risks related to this offering and our Class A common stock.” For additional information regarding the Tax Receivable Agreement, see “Certain relationships and related party transactions—Tax Receivable Agreement.”

Capital expenditures

In addition to our operating metrics and contractual obligations, we also focus on capital expenditures. Our two primary categories of capital expenditures are property and equipment and development costs. For the six months ended June 30, 2024, our capital expenditures related to property and equipment were $6.2 million, and our capital expenditures related to development costs were $1.2 million. For the years ended December 31, 2023 and 2022, our capital expenditures related to property and equipment were $14.1 million and $7.5 million, respectively. Expenditures for development costs were $10.5 million and $7.5 million for the years ended December 31, 2023 and 2022, respectively.

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations is derived from the review of our predecessor’s consolidated financial statements prepared in accordance with GAAP, which includes our interpretation of accounting guidance and application through accounting policies. The preparation of our predecessor’s financial statements requires the use of judgments and estimates. Our critical accounting estimates are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimates and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex judgments and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting estimates used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our predecessor’s historical financial statements included elsewhere in this prospectus include the accounts of each wholly owned subsidiary of HMH B.V. All intercompany accounts and transactions have been eliminated in the financial statements.

Revenue recognition

Revenue from performance obligations satisfied over time, typically in project contracts and service contracts, is recognized according to progress. This requires estimates of the final total revenue and costs, as well as measurement of progress achieved to date as a proportion of the total work to be performed. The estimated progress in long-term project and other manufacturing contracts is based on internal and external estimates of progress.

Revenue from project and other manufacturing contracts is recognized according to progress. The input method used to measure progress is determined by reference to the costs incurred to date relative to the total estimated contract cost. In the initial phases of construction contracts, we may defer recognition of revenue, in excess of costs, until the point that progress can be measured reliably, which is when a project is approximately 20% complete.

Variable consideration for liquidated damages is recognized as a reduction of the transaction price unless it is highly probable that it will not be incurred. Disputed amounts and claims are only recognized when negotiations have reached an advanced stage, customer acceptance is highly likely and the amounts can be measured reliably.

Income tax

We operate through various subsidiaries in a number of countries throughout the world. Income taxes have been recorded based upon the income tax laws and rates of the countries in which we operate and earn income. Our annual income tax expense is based on taxable income, statutory income tax rates and tax planning opportunities available in the various jurisdictions in which we operate.

Future tax benefits are recognized to the extent that the benefit is more likely than not to be realized, and a valuation allowance is established for any portion of a deferred tax asset that management believes is not more likely than not to be realized. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred tax benefit. Expected recoverability may result from expected taxable income in the near future, planned transactions or planned tax optimizing measures. Economic conditions may change and lead to a different conclusion regarding recoverability, and such change may affect the results for each future reporting period.

Goodwill impairment

We perform impairment testing if any impairment indicators are identified. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. If the qualitative assessment indicated that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. The recoverable amounts of reporting units to which goodwill is allocated have been determined based on fair value in use. These calculations require management to estimate future cash flows expected to arise from these reporting units and an appropriate discount rate to reflect the time value of the money. The discounted cash flow is based on management’s forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment, which bear the risk of change and could impact our goodwill impairment analysis, include the cash flow from operations from each of our individual reporting units and the weighted average cost of capital. The starting point for each reporting unit’s cash flow from operations is the detailed annual plan or updated forecast. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and considered long-term earnings growth rates in the oil and gas industry. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate. Key assumptions made by management also include assumptions for future market conditions, which require a high degree of judgment.

New accounting standards to be adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for us prospectively to all annual periods beginning after December 15, 2025. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which enhances the disclosures required for operating segments in our annual and interim consolidated financial statements. ASU 2023-07 is effective retrospectively for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures.

All other new accounting pronouncements that have been issued but are not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial position or results of operations.

Internal controls and procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. However, we will not be required to make our first assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until our second annual report on Form 10-K after we become a public company.

Furthermore, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal control over financial reporting and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “—Implications of being an emerging growth company.”

In the fourth quarter of 2023, we commenced the implementation of an internal controls system that is intended to comply with the rules and requirements of the Sarbanes-Oxley Act. In connection with the preparation of HMH B.V.’s financial statements for the years ended December 31, 2022 and 2023, due in part to inadequate time to fully monitor and test such internal controls system implemented in the fourth quarter of 2023, we identified certain deficiencies in the design and operation of internal control over financial reporting that constituted material weaknesses. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses specifically resulted from the (i) insufficient number of qualified personnel with appropriate GAAP and SEC financial reporting and internal controls expertise; (ii) insufficient risk assessment relating to the financial reporting process; (iii) insufficient design, implementation and operating effectiveness of IT general controls and business process controls; and (iv) insufficient segregation of duties.

We believe that these material weaknesses continue to exist as of the date hereof. Remediation efforts are currently under way, and upon completion of the corporate reorganization, we will continue the processes of implementing measures to improve our internal control over financial reporting to remediate the material weaknesses. We expect such remediation efforts to be complete by the end of 2024. These are expected to include the following: (i) hiring additional qualified personnel with appropriate knowledge of GAAP and SEC financial reporting requirements, IT general controls and business process internal controls, which includes the recent hiring of two employees and four additional personnel that we expect to hire by the end of the third quarter of 2024; (ii) additional in-house training of personnel involved in the performance of internal controls and, if and to the extent that we deem necessary, third-party training of personnel; (iii) utilizing third-party consultants to further enhance control procedures and supplement internal resources; and (iv) establishing effective monitoring and oversight of controls in line with the internal controls system that we commenced implementing in the fourth quarter of 2023. As of the date of this prospectus, these material weaknesses have not been remediated. If not remediated, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be adversely affected and we could become subject to litigation or investigations, which could require additional financial and management resources.

Inflation

During 2022, 2023 and the first half of 2024, we experienced significant inflation in costs related to our products and services as a result of global inflationary trends. Ongoing inflationary pressures have resulted in, and may continue to result in, additional increases to the costs of goods, services, labor and personnel, which in turn could cause our capital expenditures and operating costs to rise, as well as a scarcity of certain products and raw materials, including steel. Like others in our industry, in 2022, 2023 and the first half of 2024, we faced, and continue to face, considerable inflation in the cost of raw materials and personnel. To date, these costs have largely been passed on to customers and we do not believe that the effects of inflation have had a material effect on our business, financial condition or results of operations. However, if our costs remain subject to significant inflationary pressures, we may not be able to offset such increased costs through price increases. Our inability or failure to offset any such cost increases in the future could have a material adverse effect on our business, financial condition and results of operations.

Sustained levels of high inflation caused the U.S. Federal Reserve to raise its target range for the federal funds rate multiple times in 2022 and 2023 for a total increase of 525 basis points, and the U.S. Federal Reserve’s target rate is currently between 5.25% and 5.50%. Future rate hikes from the U.S. Federal Reserve (or its equivalent in other nations) or other efforts to curb inflationary pressure on the costs of goods and services could have the effect of raising the cost of capital and depressing economic growth.

Off-balance sheet arrangements

Currently, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Quantitative and qualitative disclosures about market risk

Commodity price risk

The market for our products and services is indirectly exposed to fluctuations in the prices of oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the E&P industry. We do not believe that we are particularly exposed to short-term fluctuations. We do not currently intend to hedge our indirect exposure to commodity price risk.

Foreign currency exchange rate risk

A portion of our revenues is derived internationally and, accordingly, our competitiveness and financial results may be impacted by foreign currency fluctuations where revenues and costs are denominated in local currencies rather than U.S. dollars. For the six months ended June 30, 2024, 63.4% of our revenues were denominated in foreign currencies. For both of the years ended December 31, 2023 and 2022, 62.0% of our revenues were denominated in foreign currencies. We hedge currency risk in relevant projects using forward contracts.

We use a sensitivity analysis model to measure the potential impact on revenue and net income (loss) of a 10% adverse movement of foreign currency exchange rates against the U.S. dollar over the previous year. Based upon this model, a 10% decrease would have resulted in a decrease in revenues of $25.4 million and an increase in net loss of $9.3 million for the six months ended June 30, 2024. Based upon this model, a 10% decrease would have resulted in a decrease in revenues of $48.7 million and an increase in net loss of $15.2 million for 2023. There can be no assurance that the exchange rate decrease projected above will materialize as fluctuations in exchange rates are beyond our control.

Interest rate risk

We are primarily exposed to interest rate risk through the Revolver. As of June 30, 2024 and December 31, 2023, we had $13.3 million and $22.1 million, respectively, of aggregate principal amount in variable rate debt outstanding under the Revolver, which bears interest at the compounded SOFR plus an applicable margin. We do not currently intend to hedge our exposure to interest rate risk.

Credit risk

Our customers are predominantly drilling contractors and drilling rig manufacturers, drilling rig owners and drilling rig operators in all segments, such as offshore and onshore oil and gas companies and production shipyards. Changes in economic, regulatory or other conditions may increase our overall credit risk from counterparties. We manage credit risk by analyzing the counterparties’ financial condition prior to accepting new customers and prior to adjusting existing credit limits.

Industry overview

Each of Rystad Energy and S&P Global Commodity Insights has provided us certain statistical and graphical information contained in this prospectus, including the industry information and data presented in this section. Each of Rystad Energy and S&P Global Commodity Insights has advised us that the statistical and graphical information presented in this prospectus is drawn from its database and other sources. We do not have any knowledge that the information provided by Rystad Energy or S&P Global Commodity Insights is inaccurate in any material respect. Each of Rystad Energy and S&P Global Commodity Insights has advised that: (i) certain of the information provided is based on estimates or subjective judgments, (ii) the information in the databases of other data collection agencies may differ from the information in its database and (iii) while it has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data collection is subject to limited audit and validation procedures.

Global energy demand and crude oil production

Our products and services primarily serve customers that support or are engaged directly in the exploration and production of oil and gas. As a result, the demand for our products and services is tied to the level of drilling activity and the spending of E&P operators associated with supplying hydrocarbons.

While there is a concerted effort in much of the world to increase the share of energy provided by renewable energy sources, it is expected that oil and gas will remain a critical component of the energy mix through 2050. According to the IEA’s 2023 World Energy Outlook, global energy consumption is expected to increase to 536 EJ by 2050, a 21% increase from 2022 levels and a 40% increase from 2010 levels. The increase in energy consumption is expected to largely be driven by expanding populations and increasing energy intensity of emerging economies. The largest increase in consumption is expected to come from electricity, with demand increasing from 89 EJ in 2022 to 159 EJ in 2050. Oil and natural gas will continue to be critical components of electricity generation and demand, as both are expected to increase through 2030 before beginning to plateau and decline gradually through 2050.

Source: IEA 2023 World Energy Outlook	Source: IEA 2023 World Energy Outlook * Note: Converted from Bcm at a factor of 6.42857 Bcm/MM Boe and 365 days

During the recent slowdown in global economic activity resulting from COVID-19 and related volatility in commodity prices, global investment activity by E&P operators decreased as the industry focused on cash preservation. Rystad Energy estimates that 2020 global upstream capital expenditures decreased 33% from

2019 levels to approximately $470 billion. Capital expenditure levels remained below 2019 levels until 2023. This resulted in the first notable annual decline in the supply of hydrocarbon liquids (crude oil, natural gas liquids and related commodities) in recent history. Rystad Energy estimates that hydrocarbon liquids demand decreased approximately 9% from 2019 to 2020. However, as a result of the long lead times associated with oil and gas production, the retraction in spending during the period and the strong economic recovery from the shutdowns relating to COVID-19, Rystad Energy expects a supply shortfall in 2024 of approximately 1.0 MM Bbls/day, in addition to the 1.2 MM Bbls/day experienced in 2023.

Source: Rystad Energy UCube	Source: Rystad Energy UCube

Global production of hydrocarbons is expected to grow through 2030 to support increasing demand in power generation, transportation fuel and other consumer end products and growing energy intensity of emerging economies in South America, Africa and Asia. Total global production is expected to increase from 166 MM Boe/day in 2023 to 184 MM Boe/day in 2030. While overall global supply is expected to increase by approximately 18.1 MM Boe/day, or 11%, from 2023 to 2030, offshore production is expected to grow 20% over that same period, or 9.2 MM Boe/day.

Source: Rystad Energy UCube

It should be noted, however, that, beyond the 2030 time horizon, Rystad Energy expects that the lack of investment in exploration-directed activity during the last cycle could result in a more pronounced shortfall in global liquids supply in a conservative demand scenario. Rystad Energy has analyzed the potential liquids demand under a +2.2 degree Celsius and +1.9 degree Celsius level (versus pre-industrial levels) and found that the currently identified discoveries and the existing under-development and producing fields will not be sufficient to support demand. Deepwater offshore is one of the few target areas with the potential to meaningfully increase identified resources.

Source: Rystad Energy UCube

The expected shift in spending towards offshore and away from land-directed activity is a reversal of the shift towards unconventional land production from 2012 to 2015, which was largely driven by the significant resource identified in U.S. shale, and in particular, in the Permian basin where horizontal drilling and hydraulic fracturing allowed operators to extract significantly greater volumes from the reservoir. Given rapid decline rates in shale and tight oil reservoirs and decreasing productivity from onshore non-OPEC production, Rystad Energy expects to see offshore deepwater production as the main contributor to global non-OPEC oil supply beyond 2027.

Source: Rystad Energy UCube

As previously noted, operators prioritized investments in shorter-cycle, unconventional projects primarily in the United States. This resulted in the rapid increase in production in the United States over this period and decline in offshore-directed spending beginning in 2014 and 2015. Rystad Energy estimates that shale and tight oil spending accounted for 13% of total global E&P spending in 2010 and increased to 26% in 2023. However, Rystad Energy estimates that 20,000 additional offshore wells will be required to be drilled between 2023 and 2030 to meet future demand. Further, the costs of production offshore and declining productivity from U.S. shale resources have resulted in deepwater development costs being on par with those of shale resources, a marked shift from prior years.

Source: Rystad Energy UCube and EmissionCube

In addition to the larger resource base and competitive cost profile of offshore production relative to shale activity, offshore production compares favorably to all other sources of production on an emissions basis. Deepwater production is estimated to have a GHG emissions intensity of 10 kg CO2e per Boe, 15 to 20% below that of shale, and approximately 50% below conventional onshore. Given the ESG focus of E&P operators, the lower emissions intensity of offshore production is a further incentive to increase spending on offshore directed development.

Source: Rystad Energy UCube and EmissionCube

Global onshore and offshore exploration and production

Rystad Energy estimates that to support the expected increase in demand for both oil and natural gas through 2030, offshore-directed spending will need to increase to $227 billion in 2027 from $188 billion in 2023, which is a 65% increase from the $138 billion spent in 2021, and 20,000 additional offshore wells will be required to be drilled between 2023 and 2030. Of these, approximately 4,250 are expected to be deepwater wells, which will require a floater, and the balance will be in shallow waters, thus supporting jack-up drilling rig activity. This increase in investment serves as a notable tailwind for our business.

Source: Rystad Energy UCube

Global offshore drilling market dynamics

The offshore contract drilling industry provides drilling, workover and well construction services to E&P companies primarily using jack-up rigs, semisubmersible rigs and drillships. The offshore drilling market is generally segmented into two large categories: shallow and deepwater drilling. Shallow water drilling, which is typically conducted in water depths of up to approximately 450 feet, tends to be in areas relatively close to shore and utilizes jack-up rigs. Deepwater activity requires a semisubmersible or drillship (collectively referred to as “floaters”), which are capable of drilling in water depths of up to 12,500 feet.

Semisubmersibles and drillships (floaters) market

Floaters include semisubmersibles and drillships. A semisubmersible rig is a floating platform supported on pontoons and columns submerged below sea level while the operating deck is above sea level. The rig features a ballasting system that can vary the draft of the partially submerged hull from a shallow transit draft, to the required, deeper, operational draft. Semisubmersibles move on location by tugs or, if self-propelled, can relocate independent of such vessels. The rig stays in position by either a conventional mooring system or a computer-controlled system known as a dynamic positioning system. A drillship is a self-propelled ship-shaped vessel including a drilling package and station-keeping equipment. Drillships are kept on location by either a conventional mooring system or a dynamic positioning system. Typically, drillships operate in deeper waters and are suitable for operations in remote locations because of their mobility and large deck load capacity. Once on location, the drillship utilizes either anchors or a dynamic positioning system to stay on location.

Prior to the aforementioned shift in activity focus in the mid-2010s, the offshore floater market experienced significant growth and investment. Rystad Energy estimated that 234 floaters, primarily midwater moored semisubmersible rigs, had been delivered globally from 1970 to 2005, when the technology developed. Since 2005, orders were placed for 196 modern floaters. 184 have been placed in service as of 2023, which includes six rigs that were ordered prior to 2005, and the balance of 18 remains in shipyards. Notably, there have been effectively no newbuild orders for floaters since 2014. Demand for our products, either in the form of replacement spare parts or upgrades to equipment in need of major refurbishment, increases as these floaters continue to age and are subject to the wear-and-tear of continued use, and our aftermarket services are critical to maintaining the safety, reliability and productivity of these older floaters. Additionally, some rig contractors may choose to replace the entire topside package on an older floater but retain the existing hull, which we can provide through the sale of one of our comprehensive drilling projects.

In addition to the shortage of newbuild floater activity in recent years, 190 floaters have been retired from the global fleet since 2010, leaving the available number of floaters at 189 by year-end 2023, according to Rystad Energy. We are poised to supply our integrated, comprehensive drilling projects for any newbuild rigs manufactured to replace aging or retired floaters.

The rapid pace of retirements in the industry has resulted in a significant recovery in both day rates and utilization levels across the available fleet. In particular, day rates and utilization for modern 6th generation rigs and above (defined as rigs capable of operating in over 7,500 feet of water, with dynamical positioning and built in the last 20 years) have displayed a notable recovery. Day rates for these modern high-spec floaters have recovered to levels not seen since the prior peak in the mid-2010s. Recent contract announcements crossed the $500,000 threshold at the end of 2023, and most recently the Deepwater Asgard was awarded a one-year $530,000 per day contract in the U.S. Gulf of Mexico in early 2024.

Source: Rystad Energy RigCube

According to Rystad Energy, utilization rates for the current floaters are reported to be in the mid-80% range as of March 2024 due in large part to the retirement of floaters. Utilization rates at this level have not been seen since 2014. The current fleet includes 24 cold stacked floaters. Of the cold stacked fleet, 10 were cold stacked prior to 2020, and of the remaining 14 cold stacked rigs, eight are 4th and 5th generation rigs that are not competitive in the modern drilling market. The remaining six cold stacked floaters are potential reactivation candidates at current day rates.

Source: Rystad Energy RigCube

Jack-up market

Jack-up rigs are bottom-supported and self-elevating units with three or four movable legs that can be extended, or ‘‘jacked,’’ above or below the drilling deck, or hull. Jack-up rigs are mobile and their legs can be lowered to the ocean floor until a foundation is established for support. Jack-up rigs are towed to the offshore drill site with the hull, which is a water-tight barge that floats on the water’s surface, lowered to the water level, and the legs extended above the hull. When the rig reaches the drill site, the crew jacks the legs downward through the water and into the sea floor. This anchors the rig and allows the hull and the drilling deck to be elevated to a height well above the waves. When the transit distances are long, the jack-up rig is placed on heavy-lift vessels for transport.

The jack-up market is categorized between standard and premium jack-ups. Standard or commodity jack-up rigs are generally capable of operating in water depths of less than 350 feet or without an independent leg cantilever design. Premium jack-ups are characterized by independent-leg cantilever designs and are generally rated to work in water depths in excess of 350 feet. Both standard and premium jack-ups are suitable for use in benign drilling environments, such as the U.S. Gulf of Mexico, Mexico and Southeast Asia. High-spec jack-ups are a subset of premium jack-ups that may feature a larger lifting capacity (hook load capacity of in excess of 1.5 million pounds, larger mud pumps and those capable of operating in water depths in excess of 350 feet) and that are rated to withstand operations in harsh environments such as those seen in the North Sea or capable of drilling very deep, high pressure gas wells. Jack-up rigs are also generally suited to working in shallow water environments.

Similar to the floater market, the jack-up market experienced significant investment through the mid-2010s with 343 jack-ups ordered between 2005 and 2016 and 326 delivered to the fleet since 2005, which includes 14 ordered prior to 2005. However, it should be noted that 32 of the jack-ups ordered between 2013 and 2016 are still in the shipyard with deliveries scheduled through 2034, indicating that these rigs are unlikely to enter service.

During the period from 2010 to 2022, 211 jack-ups rigs were formally retired from the global fleet, partially offsetting newbuilds being delivered from shipyards. The current global jack-up fleet stands at 486 rigs as of December 2023. Of these, 288 are premium or high-spec rigs, of which only 276 were delivered since 2000.

Rystad Energy estimated that the current jack-up fleet stands at 486 rigs, while demand sits at 373 rig years as of March 2024, which has resulted in the contracted utilization for the jack-up fleet to increase to 84% as of March 2024, a significant increase from the secular low of 67% during the fourth quarter of 2017 and the first quarter of 2018.

Source: Rystad Energy RigCube

According to Rystad Energy, the market for premium and high-spec jack-ups is even tighter than the utilization would indicate for the broader jack-up fleet as operators increasingly show a willingness to pay for, and preference for, modern jack-up rigs given the increased operational window and efficiency of these rigs relative to older and lower-spec rigs in the fleet.

Source: Rystad Energy RigCube

We believe that there is limited availability of premium, modern jack-ups that could be supportive of continued newbuild activity in the near term as operator requirements continue to increase and the availability of suitable jack-up rigs remains limited.

Critical minerals

The global critical minerals industry encompasses the extraction of valuable metals and minerals from the earth’s surface. It plays a crucial role in various sectors, including energy, manufacturing and infrastructure, automotive, aerospace, plastics and, in particular, the electrification and infrastructure for renewable energy. Accordingly, the critical minerals industry plays an active and growing role in our portfolio of products, specifically our slurry pumps. These pumps are used to extract and transport material, an activity that is increasingly crucial to supporting electrification infrastructure build-out initiatives.

Near-term demand for critical minerals already reflects this increasing demand. According to S&P Global Commodity Insights, demand for lithium and cobalt is expected to see year-over-year growth in 2024 of 30.6% and 15.6%, respectively. Electric vehicles require around six times more minerals than conventional cars, and an offshore wind power plant requires 13 times more minerals than a gas-fired power plant. Each of these illustrates alternative energies’ massive dependence on mineral supplies. Electric vehicles drive much of this demand, with global demand increasing from just 684 GWh estimated in 2023 to a projected 1,014 GWh in 2024. Nickel mining output is forecasted to grow 9.8% year-over-year in 2024, and copper production has increased 3% to 6% across the value chain in the first quarter of 2024. A significant ramp in mining activity is required to meet the increasing demand from large-scale electrification and renewable energy initiatives.

Source: S&P Global Markets Intelligence

From 2023 to 2028, the demand for key mineral production from end markets that we currently serve, including copper, lithium, cobalt and nickel, is expected to increase significantly. S&P Global Commodity Insights expects to see the supply of these critical minerals increase 6.7 megaton per year between 2023 and 2028, driven by a 4.1 megaton per year increase to 30.1 megaton per year for copper; a 1.3 megaton per year increase to 2.2 megaton per year for lithium; a 1.1 megaton per year increase to 4.5 megaton per year for nickel; and a 0.13 megaton per year increase to 0.34 megaton per year for cobalt.

We expect continued growth in the demand for our existing portfolio of mining related equipment, primarily our slurry pumps, as mining companies invest in expanding their facilities and developing recently-identified sites.

Business

Company overview

We are a leading provider of highly engineered, mission-critical equipment solutions, providing customers with a comprehensive portfolio of drilling equipment, services and systems utilized in oil and gas drilling operations, both offshore and onshore. Our global reach, technical expertise and innovative product offerings, coupled with our integrated operations from manufacturing to aftermarket services, allow us to provide customers with first class technology, engineering and project management services through the entire asset lifecycle of the equipment we provide. In addition, we are growing our portfolio of products and services to adjacent industries, such as mining. The complexity and criticality of our installed equipment drive customers to choose us for their aftermarket support, particularly in the offshore environment, which is subject to extensive regulation.

Our comprehensive portfolio of offerings, supported by integrated delivery capabilities and broad range of applications, enables us to address a full range of customer priorities. Our offerings are broadly categorized as:

•

Sales of projects and products. This includes (i) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (ii) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet. During the six months ended June 30, 2024 and the year ended December 31, 2023, we derived 22.8% and 24.0%, respectively, of our revenue from sales of projects and products.

•

Aftermarket services. This includes services and replacement parts on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. During the six months ended June 30, 2024 and the year ended December 31, 2023, we derived 77.2% and 76.0%, respectively, of our revenue from aftermarket services.

[1]	NCS = Norwegian Continental Shelf

Approximately 75% of our installed base of equipment serves the offshore drilling market, which is more highly regulated, more demanding and more technologically sophisticated than is typically encountered in the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our full, integrated suite of mission-critical drilling solutions, highly technical expertise, aftermarket services offerings and long experience providing and maintaining equipment in this industry.

We are a global company, with locations in 16 countries and sales in over 60 countries as of June 30, 2024. We are headquartered in Houston, Texas, USA, with two major operational centers located close to key offshore areas in Houston, Texas, USA, and Kristiansand, Norway. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. In addition to providing a range of equipment, recurring aftermarket services and digital solutions to the onshore and offshore oil and gas drilling industry, we provide equipment and services to the onshore and subsea mining industry. Over our 125-year history, we believe we have developed trusted relationships with our customers and a strong reputation across industries with recognizable brand names, such as Hydril, VetcoGray, Wirth and Maritime Hydraulics.

HSSE is a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders.

We have an asset-light business model through the leveraging of our existing operating footprint and OEM business model and are well positioned to grow and scale our business with low incremental investment and capital expenditures. During the six months ended June 30, 2024, our net income was $25.2 million (or 6.3% of revenue) (as compared to net income of $1.5 million during the six months ended June 30, 2023) and our Adjusted EBITDA was $71.1 million (or 17.7% of revenue), while capital expenditures, including development costs, represented only 1.9% of revenue. During the year ended December 31, 2023, our net income was $17.4 million (or 2.2% of revenue) (as compared to a net loss of $26.6 million during the year ended December 31, 2022) and our Adjusted EBITDA was $122.6 million (or 15.6% of revenue), while capital expenditures, including development costs, represented only 3.1% of revenue. Having an asset-light business allows us to generate a strong Adjusted ROCE, a metric that we use to evaluate the profitability of our capital employed in our business operations. During the six months ended June 30, 2024 and the year ended December 31, 2023, our Adjusted ROCE was 9.0% and 15.5%, respectively. Adjusted EBITDA and Adjusted ROCE are non-GAAP financial measures. Please see “Summary—Summary historical and pro forma financial data—Non-GAAP financial measures” for the definitions of Adjusted EBITDA and Adjusted ROCE and a reconciliation of Adjusted EBITDA and Adjusted ROCE to our most directly comparable financial measures calculated and presented in accordance with GAAP.

HMH B.V. was formed on October 1, 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. As of August 12, 2024, 50% of HMH B.V.’s ordinary shares were held by Baker Hughes, and 50% of HMH B.V.’s ordinary shares were held by Akastor. Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

Together with our traditional business lines, we are embracing new opportunities in adjacent industries, including subsea mining. We approach all industries with a commitment to quality, safety and value. In even the most demanding environments, we strive to deliver value-adding products and services.

Our history and brands

Although the HMH trade name was created in connection with the formation of HMH B.V. in 2021, many of our product lines have been associated with the manufacture of highly engineered, mission-critical equipment for the oil and gas drilling industry for decades, and in the case of Wirth, for more than 125 years. Building on our legacy of historical brands, and with an eye towards innovation, we have created a comprehensive portfolio of products, systems and services for offshore and onshore drilling, subsea and onshore mining and certain large and complex construction applications. We continue to build on our legacy of historical brands such as Maritime Hydraulics, Wirth and Hydril, among others, giving us a unique opportunity to innovate in different segments and expand on our existing portfolio.

Many of our product lines have been in existence for decades, providing us opportunities to pursue improvements and innovations as our customers grow and undertake new challenges. Wirth developed its first mud pump in 1905, and since then has continuously worked to improve the portfolio of mud pump designs. Wirth was also one of the pioneers of pile top drill rigs and reverse circulation drilling. Hydril Company, a name derived from the term “Hydraulic Drilling Equipment,” was formed in 1933. During that decade, it produced the first hydraulically operated BOP. We reached another milestone when we began delivering drawworks and pyramid masts and substructures for onshore rigs in 1950.

Maritime Hydraulics, which was established in 1968, launched the drilling industry in Kristiansand, Norway in support of Norway’s development of offshore oil production in the early 1970s. In the 1980s, Maritime Hydraulics built its first top drives, of which we have delivered nearly 400 units. In addition to our drawworks portfolio, we launched the award-winning RamRig™ in 1996, a highly efficient compensating system for semisubmersible and drillship operations.

The long history of our brands and high customer recognition enables us to pursue R&D efforts to innovate existing product and service offerings for our customers, such as the fully electric BOP in development that we believe is the first of its kind and will pave the way for safer, more efficient and environmentally sustainable drilling operations. As compared to traditional hydraulic systems, a fully electric BOP minimizes downtime and reduces maintenance costs by providing active monitoring, real-time data and remote-control capabilities. We are also developing several other cutting-edge technologies and solutions, such as a newly designed rotating control device for managed pressure drilling and enhanced pressure assisted shearing for BOPs.

Our global footprint and large installed base

We have a large, scalable and geographically diverse footprint with crucial customer proximity. Across our presence in 16 countries, we operate 31 physical locations and delivered sales in over 60 countries as of June 30, 2024. There are over 1,100 installations with our equipment globally. Our equipment offerings can be utilized in both offshore and onshore drilling markets, and we maintain locations near strategically important offshore drilling regions, including the Gulf of Mexico, the North Sea, South America, West Africa and the Middle East.

Approximately 75% of our installed base serves the offshore market. We have delivered mission-critical rig equipment packages (defined as two or more integrated systems), either pressure control systems, topside equipment or a full suite of products, to 126 offshore drilling rigs and platforms. Offshore rigs with our equipment packages operate primarily in international markets, including 22 floaters in the North Sea and Europe, 17 in Asia, 15 in North America, 15 in Central and South America and 13 in Africa and the Middle East. Jack-ups and platform rigs with our installed base also operate primarily in international markets, including 21 in the North Sea and Europe, 10 in Africa and the Middle East, seven in North America and six in Asia.

Source: Company information as of December 2023

[1]	Active rigs include contracted and under modification or maintenance; stacked includes under construction; Latin American rig count includes Central America

Our operations are heavily focused on aftermarket services, which accounted for 77.2% and 76.0% of our revenue during the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. A substantial majority of our revenues from aftermarket services are derived from the offshore oil and gas industry. Our ability to generate resilient and recurring revenues from aftermarket services is a direct result of our current and growing base of equipment installations globally. Increased drilling activity and wear-and-tear across our large installed base will continue to drive increased revenue from aftermarket services.

To effectively service our customers, we utilize our international presence, our global supply chain capabilities and a network supported by a broad and diverse supplier base that works seamlessly with our technical teams. Our global supply chain initiates and drives innovation and cost reductions by establishing long-term partnerships with qualified suppliers and optimizing inventory.

Our products

We provide a broad suite of mission-critical, highly engineered equipment to the global oil and gas drilling and mining industries. Our equipment generally falls under two broad categories: (i) pressure control systems, including BOPs, and (ii) topside equipment, which is comprised of hoisting and rotating systems and drilling (mud) circulating systems. We have also developed a comprehensive suite of digital solutions that are integrated with, and augment the functionality of, many of the products we provide, as described under “—Digital innovation.”

Pressure control systems

Our pressure control systems are critical pieces of safety equipment that are integral for the safe operation of oil and drilling rigs. We provide the following primary pieces of equipment under our pressure control systems:

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Blowout Preventers (BOPs): The BOP is a series of valves designed to either shear the drillstring or close around the drillstring (via pipe rams in a ram BOP or by an annular BOP) to stop the uncontrolled flow of hydrocarbons from the wellbore. BOPs can either be placed on the seabed (a subsea BOP) or at surface as is commonly done in offshore jack-ups and onshore rigs.

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BOP Control Systems: Given the criticality of the BOP, the control systems monitor, activate and test the BOPs. In the event of an issue, the control system will activate the BOP by either: (i) a signal sent by an operator, (ii) a loss of signal from surface or (iii) manual activation by a remotely operated vehicle.

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Drilling Risers: The subsea riser is a buoyant pipe that the drillstring runs through and provides a conduit between the rig and the BOP or wellhead to transport drilling mud, as well as providing additional pipes that function as hydraulic fluid supply and choke and kill fluid lines.

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Wellhead Connectors: Our H-4 type wellhead connectors are the industry leader in performance ratings and installed base. These devices connect a subsea BOP stack to the wellhead and are used on other OEMs’ BOP stacks.

Topside equipment

Our highly engineered topside equipment, which consists of hoisting and rotating systems and drilling (mud) circulating systems, is critical to a rig’s ability to lift, manage and rotate the drillstring and circulate drilling fluids through the wellbore.

Hoisting and rotating systems

We provide the following primary pieces of equipment under our hoisting and rotating systems:

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Top Drive: The top drive sits within the upper portion of the derrick and applies rotation / torque to the drillstring during drilling operations. We have a long-standing history of providing high-spec, highly reliable top drives that are used by many of the largest global drilling contractors.

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Iron Roughneck and Pipe Handling: The iron roughneck is used to make and later break connections in the drillstring, removing personnel from a very dangerous step in the process. The increased drilling cadence in both onshore and offshore makes the iron roughneck a key service item.

•	Derrick and Drawworks: The derrick and drawworks are the weight bearing components of the rig that provide the lifting capacity to the rig.

Drilling (mud) circulating systems

We provide the following primary pieces of equipment under our drilling (mud) circulating systems:

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Mud Pumps: The mud pump is utilized to circulate drilling fluid (mud), which is critical as the fluid provides the primary pressure control, hole cleaning and friction reduction during drilling. As wellbores are increasingly complex and longer, operators require higher horsepower mud pumps to circulate fluid.

•	Slurry Pumps: Slurry pumps are our mud pumps that have been redesigned to be utilized in the transport of slurry in mining applications.

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Mud Mixing and Control Systems: The drilling fluid needs to be carefully mixed and monitored to achieve required properties for the specific operation, such as weighting to avoid either the loss of well control (underweight) or loss of fluid (overweight).

Our services

Our aftermarket services generally fall under two broad categories:

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Transactional Services: Transactional services are services on installed equipment, such as the manufacturing and sale of replacement spare parts, overhaul and repair of installed equipment, recertifications and field labor.

•	Integrated Solutions: We combine various tools, software and services to provide comprehensive digital solutions designed to drive productivity, safety and efficiency in our customers’ operations.

As depicted in the graphic below, our growing portfolio of integrated solutions is designed to deliver clear value to our customers by increasing operational efficiency and reducing costs.

Digital innovation

We have invested in developing digital solutions to support the safe and efficient operations of our equipment and are a leading provider of next-generation monitoring and control systems driving the future of drilling. Our digital solutions include products and services that enable operational optimization such as remote drilling automation and condition-based monitoring. Our real-time monitoring and analytics capabilities provide operational and service insights that can save our customers time and money. These offerings are an important part of our business as they provide recurring and stable revenue and upgrade opportunities to older equipment as our customers continue to invest in their own digitalization initiatives. In addition, the horizontal nature of this technology provides us with the opportunity to establish a presence in new adjacent end markets.

In alignment with our customers, we have taken the approach of building our digital solutions in a cloud-first, modern and open architecture. This provides our customers the ability to integrate our digital solutions into their existing workflow and monitoring systems and allows for the optimization of the entire well life cycle at lower costs. The differentiated nature of our digital solutions and value proposition for our customers provides a strong recurring base of revenue to our core business.

For example, we provided a next-generation rig equipment package to a customer as depicted below, which we believe has the potential to significantly reduce the number of personnel required to operate the rig relative to existing equipment.

Our business model

We offer drilling solutions through sales of projects and products and through aftermarket services on our installed base of equipment. During the six months ended June 30, 2024, we derived $91.5 million in revenue, or 22.8% of our revenue, from sales of projects and products and $309.8 million in revenue, or 77.2% of our revenue, from aftermarket services. During the year ended December 31, 2023, we derived $188.3 million in revenue, or 24.0% of our revenue, from sales of projects and products and $597.1 million in revenue, or 76.0% of our revenue, from aftermarket services.

Sales of projects and products

We define a project as the sale of two or more integrated systems that are designed to work together on a single drilling rig. Project sale revenue is derived primarily from new construction, reactivation or, less commonly, a significant capital upgrade to an existing drilling rig. Project sales are largely tied to the offshore rig newbuild cycle, particularly to the construction of floaters and jack-ups. Such projects entail substantial commissioning, manufacturing and installation, and thus shipyards or other customers seeking to outfit a newbuild or significantly upgrade an existing drilling rig prefer OEMs with differentiating expertise and reliability such as us. Production, delivery and installation on a project can span from 1.5 to 3.5 years. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig.

In addition to project sales, we sell new pieces of equipment and components to our offshore customers. As the offshore drilling market has largely avoided ordering newbuild rigs over the past seven to ten years, demand for our products has stemmed largely from wear-and-tear on the installed base as components age and operating requirements increase. Product sale revenue is derived from customers seeking to upgrade the capabilities of existing drilling rigs or replace existing equipment that is in need of major refurbishment or no longer operational, including equipment and components needed in connection with bringing warm stacked or cold stacked rigs back into service. Our project and product dynamics are similar across the onshore drilling market; however, in the current environment, onshore customers are more likely to embark on newbuild rig programs than in the offshore drilling market, especially in the Middle East.

We are one of the few global OEMs capable of delivering a comprehensive drilling equipment package that meets the stringent requirements demanded by major international oil and gas E&P companies and national oil companies to operate in harsh, offshore environments and environmentally sensitive areas. As of August 12, 2024, we and our predecessor companies have delivered integrated systems to over 140 offshore rigs (including 126 marketed rigs) since 1983, have supplied components to over 800 offshore installations since 1975 and have supplied components to over 300 onshore rigs since 2012.

Our comprehensive product offerings, manufacturing expertise and leading-edge technology allow us to provide all the critical components needed for a modern drilling rig capable of operating in challenging conditions and environmentally sensitive areas for customers who are acutely focused on safe and responsible drilling operations. These include integrated topside drilling packages for jack-ups, floaters and platforms; integrated pressure control systems deployed onshore and offshore, both at surface and subsea; and equipment certified for operation on the Norwegian Continental Shelf.

Aftermarket services

We have over 1,100 equipment installations globally. Demand for aftermarket services on existing rigs is largely driven by the installed base of our equipment already in operation, the intensity at which that equipment is being run and the age of the equipment. In the case of subsea BOPs and drilling risers, regulators in the United States and Europe mandate regular inspections and certification of the equipment, which are performed by the OEM.

In the offshore market, we are the provider of choice to inspect, maintain, recertify and repair, either by mandate or industry best practices, the equipment that we have delivered. Given the complexities of offshore equipment, even in situations where the OEM is not mandated to perform the service, it is uncommon for a customer to engage a third party to perform the work. We leverage our global operating footprint and supply chain to deliver this service to our customers in a timely and cost-effective manner. For example, on average, we provide recurring aftermarket services on our installed BOPs for over 25 years, which includes recertification every five years, regular monitoring and maintenance on an as-needed basis.

The equipment with the highest aftermarket service revenue potential is the BOP, followed by mud pumps, iron roughnecks and associated pipe handling equipment, subsea risers and top drives. As is typical in the industry, once we install equipment we tend to generate nearly all of the service revenue associated with the equipment. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul.

Source: Company management

We are able to partner with customers to deliver equipment sales and aftermarket services through the entire operating life of a rig to provide the performance, efficiency and safety they have come to expect. Such partnership is exemplified by our CSAs with customers, which are long-term agreements under which we provide a tailored, unique solution to our customers’ aftermarket service needs for between five and ten years after initial installation. We provide our customers with transparent pricing and payment structures that are predictable. We leverage our experience and expertise to take advantage of predictive analytics and continuous certification to improve equipment availability and reduce operational costs for our customers while also limiting the impact of any potential supply chain slowdowns on our customers’ equipment. With our CSA offerings, for example, we have partnered with our customers to enhance BOP system availability by transferring the responsibility for BOP performance, including the management and servicing of equipment, to us. In addition to mitigating risks associated with downtime and repair costs, our customizable structures can be fine-tuned to address long-term ownership costs.

We expect to see the cadence of aftermarket demand from onshore rigs continue to increase in the near to medium term due to the increased pace of drilling in both the conventional and unconventional onshore markets, coupled with the drilling of more complex wells and longer laterals in challenging subsurface environments, thus increasing the wear-and-tear on equipment.

Customers and end markets

We serve customers in multiple industries and strive to provide reliable and safe solutions that satisfy our customers’ needs. Our primary end market is the upstream oil and gas industry, both offshore and onshore. A growing share of our revenue base is attributable to our businesses that support industries sitting outside, or adjacent to, the oil and gas sector, and we see further opportunity to continue to expand our footprint in these adjacent end markets.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. Our largest customer segment is drilling contractors, both offshore and onshore. We provide projects, products and services for drilling contractors in order to support essential drilling operations for E&P customers internationally. Our primary exposure to E&P operators is derived through the equipment supplied to platform rigs and, to a lesser degree, land-based equipment in international markets. In both cases, the rigs themselves are typically owned by the E&P operator, who may operate the rig themselves or contract out drilling operations to a drilling contractor. For mining operators, we sell products and services directly to mining companies, and we typically sell equipment directly to those engaged in hard rock mining operations, in particular. Finally, for newbuilds, we provide complete projects directly to a shipyard, but with the influence of the drilling contractor or E&P operator who is driving the order.

As the OEM of critical drilling equipment, our customers typically purchase equipment and services from us at regular intervals to support and service their existing assets. Our sales of equipment to new customers and for new drilling rigs also allow us to continually expand this installed base of equipment. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings. Our top five customers accounted for approximately 42.0%, 32.9% and 35.4% of our total consolidated revenues for the six months ended June 30, 2024 and the years ended December 31, 2023 and 2022, respectively. During the six months ended June 30, 2024, one customer accounted for 10.7% of our revenues for such period. During the years ended December 31, 2023 and 2022, no individual customer accounted for more than 10% of our revenues for such year.

We expect our customer mix to remain consistent with recent results as global drilling activity in the coming years, particularly offshore, is expected to continue to recover from cyclical trough levels seen from 2015 to 2021. In particular, due to the higher concentration of our equipment being deployed in offshore and international drilling, we expect to be the beneficiaries of an expected 20% growth in offshore and international spending from 2023 to 2030, according to Rystad Energy. We do not currently anticipate a meaningful increase in de novo newbuild offshore rig construction activity in the near term, except for specific contract tenders to support expanded rig demand in the Middle East and Southeast Asia.

Our industry is focused on operating in a safe, minimally impactful and efficient manner. Accordingly, our products are critical components and of strategic importance to our customers, and we are in constant and active dialogue with our customers to develop new solutions, identify improvements and optimize performance of existing equipment. These partnerships reinforce our credibility, lending assurance to reliability and performance within the industry, which in turn attracts new customers. Furthermore, our broad geographic exposure reflects that of our customers’ global presence, providing timely service across their global operations when necessary.

While we serve a variety of end markets, the majority of our equipment and services are deployed in oil and gas drilling operations, particularly offshore and international drilling operations. Beyond the core oil and gas end markets, we supply a large and growing installed base of mining customers, primarily serving hard rock mining globally. Our product offerings, such as our slurry pumps, may be retrofitted and designed to service the needs of the both the conventional mining industry and also the subsea mining and research industries. We have seen increasing demand for our equipment from mining customers. Renewable energy technologies rely heavily on the expanded production of certain minerals, including lithium, cobalt and rare earth metals.

Our competitive strengths

We have a number of strengths that we believe will help us successfully execute our business strategies, including:

Global provider of innovative drilling equipment, digital solutions and services

We offer a broad portfolio of innovative drilling equipment, digital solutions and drilling rig lifecycle services designed to enhance the safety, efficiency and reliability of our customers’ operations. We deliver many of our products and services through highly recognized brands, including Hydril, VetcoGray, Wirth and Maritime Hydraulics, which have been trusted names in the energy industry for decades (in the case of Wirth, for more than 125 years). The Hydril brand, for example, produced the first hydraulically operated BOP in 1937, and Hydril continues to manufacture some of the most advanced annular BOPs for both onshore and offshore applications. The long history of our brands and high customer recognition enables us to pursue R&D efforts to continuously improve existing product and service offerings for our customers while also developing innovative new technologies, such as our commercial 20,000 psi BOP capability and a fully electric BOP. With development, manufacturing and service locations distributed throughout 16 countries, our global integrated operations facilitate the efficient delivery of our products to the operating sites of our customers and servicing of our installed base of equipment.

Large global installed base and integrated operations provide recurring and resilient aftermarket service revenues

We have over 1,100 equipment installations globally, approximately 75% of which serves offshore oil and gas drilling operations. As an OEM of premier equipment and with our large and growing installed base of equipment, we are well positioned to capture recurring revenues arising from aftermarket services for such equipment. During 2022, 2023 and the six months ended June 30, 2024, aftermarket services comprised 68.7%, 76.0% and 77.2%, respectively, of total revenues, and we anticipate these services will continue to represent a substantial portion of our revenue as increased drilling activity is expected to result in our customers requiring additional aftermarket services to sustain an increased cadence of activity globally. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul. We are able to partner with customers to deliver equipment sales and aftermarket services through the entire operating life of a rig, including the manufacturing and sale of replacement spare parts, overhaul and repair of installed equipment, recertifications and field labor. Further, we collaborate with our customers to implement our proprietary integrated digital solutions, including DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which support safe and efficient operations through remote monitoring of machine health, predictive analytics and operational optimization features such as drilling automation. The integration of our digital solutions with our equipment provides further opportunities for recurring revenues from customers.

Trusted partner for mission-critical services and products such as BOPs and BOP control systems

We believe our equipment offerings are essential, mission-critical components of a drilling rig and help promote safe and effective well construction and drilling operations. For example, our pressure control systems, including our subsea BOPs, 20,000 psi BOPs and BOP control systems, assist our customers with maintaining safe drilling operations, especially in deepwater offshore, environmentally sensitive or high-pressure applications. Due to the highly regulated, technologically demanding and sophisticated nature of the offshore drilling market, we believe we are one of only a few providers of subsea BOPs accepted by the major drilling contractors and operators for use in key offshore geographies, such as the Gulf of Mexico and the Norwegian sector of the North Sea. We believe customers prefer suppliers of BOPs and similar critical equipment and services with a demonstrated record of performance and safety, such as HMH. Through multi-year CSAs, we leverage our expertise and predictive analytics to design a unique blend of products and services for our customers aimed to increase equipment reliability, decrease downtime, reduce operational costs and ultimately lead to increased productivity and revenues for our customers. As a result of our extensive experience, track record of safety and reliability, comprehensive suite of offerings and global service network, we are a partner of choice for many of the largest independent E&P companies, national oil companies, drilling contractors, service providers and shipyards.

Exposure to strong expected growth in offshore and international onshore oil and gas drilling markets

With our large installed base and global presence, we are well positioned to capitalize on favorable dynamics in the oil and gas drilling industry, particularly in the offshore market where the substantial majority of our equipment is deployed today. According to Rystad Energy, after years of underinvestment, global greenfield and brownfield oil and gas capital expenditures are projected to be over $700 billion in each of 2024, 2025 and 2026, an increase of almost 50% as compared to 2020. As global capital expenditures for the oil and gas industry increase, the offshore rig market is also approaching activity levels not seen in nearly a decade. Rystad Energy forecasts a compounded annual growth rate of over 7% for floater rigs between 2023 and 2026. Such increase in oil and gas exploration and drilling activity is expected to result in increased demand for our equipment and aftermarket services. Further, due to the longer cycle times associated with offshore oil and gas projects as compared to onshore activity, we are well poised to benefit from the duration and stability of offshore activity. We believe our recurring revenues from aftermarket services will benefit from the expected increase in offshore activity.

Asset-light business model and scalable footprint provide earnings resilience

As a supplier of equipment and aftermarket services with increased flowthrough of product manufacturing at our current facilities, we have an asset-light business model that is well positioned to capture incremental operating margin expansion as revenues continue to grow. With our manufacturing and supply chain facilities strategically located near key offshore and onshore markets, we are well positioned to grow our business and capitalize on increased drilling activity with limited incremental investment in expanding operations and capital expenditures. During the six months ended June 30, 2023 and 2024, our capital expenditures, including development costs, represented only 3.2% and 1.9%, respectively, of revenue, while revenue increased by 7.2%, net income increased by 1,585.3% and Adjusted EBITDA increased by 59.4% from the six months ended June 30, 2023 to the six months ended June 30, 2024. During the years ended December 31, 2022 and 2023, our capital expenditures, including development costs, represented only 2.2% and 3.1%, respectively, of revenue, while revenue increased by 16.0%, net income increased by 165.5% and Adjusted EBITDA increased by 50.5% from the year ended December 31, 2022 to the year ended December 31, 2023.

Experienced management team that is well-positioned to grow the business through new product development, organic growth and acquisitions

Most members of our executive team have been active in the drilling segment for over 20 years and are well suited to identify trends and opportunities in the drilling industry. Our management team has a proven track record of profitably scaling revenue across a global portfolio through the cultivation of long-standing customer relationships, development and successful commercialization of new technologies and optimization of international manufacturing capabilities, supply chain networks and corporate processes, including the negotiation and execution of large contracts with shipyards and drilling contractors. In addition to organic growth, our management team has an extensive track record of identifying acquisition targets and executing transactions, having executed over 100 transactions throughout their combined careers. Many of these transactions involved complex structures including joint ventures, new efforts in foreign markets and corporate carve-outs. They also have a track record of successfully integrating acquired businesses, as demonstrated by the merger of Akastor’s MHWirth drilling equipment business and Baker Hughes’s Subsea Drilling Systems pressure control business that formed HMH.

Our strategy

We intend to achieve our primary business objectives by successfully executing on the following strategies through a combination of organic and inorganic growth investments:

Leverage global footprint and large installed base to capture growth in offshore drilling capital expenditures

Our integrated operations, including the provision of aftermarket services, enable us to understand the needs of our customers and anticipate areas for growth in our core market. We will seek to capture the expected increase in capital expenditures and drilling activity in the offshore oil and gas market through our global footprint of manufacturing and supply chain facilities near key markets and our large installed base.

As drilling rigs work and age, and as increasingly complex wells generate more wear-and-tear, we benefit from the resulting additional demand for our products and aftermarket services. Historically, we have seen aftermarket-driven demand growth as offshore drilling activity increases, and we expect that pattern to continue. Additionally, as our customers bring offshore rigs that are warm stacked or cold stacked back into service, the revenue base for our aftermarket services increases. This is in addition to our benefitting from the revenue opportunities from equipment replacements or upgrades associated with such reactivations.

Furthermore, opportunities for newbuild offshore rigs may arise as rig demand increases and the market tightens further. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig. Additionally, we expect such opportunities for newbuilds to increase our ongoing service revenue stream as new rigs are generally put directly into active service.

Continue to enhance customer offerings through both improvement of existing technologies, increased digitalization and expansion into additional offshore services

We believe that we have been, and will continue to be, at the forefront of technological and digital innovation in the drilling industry. We actively invest in R&D efforts and are developing several cutting-edge technologies and solutions, such as hybrid energy solution rigs, riserless drilling, a newly designed rotating control device for managed pressure drilling, enhanced pressure assisted shearing for BOPs and an electric BOP.

We also invest in developing digital solutions, such as DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which use real-time data and analytics that allow us to better understand our customers’ needs. Our innovative equipment offerings and integrated digital solutions create value for our customers by increasing efficiency, decreasing downtime, reducing cost and enhancing safety. In recent years, we have developed integrated digital control solutions that enable remote drilling operations and increase automation in the drilling process. We will continue pursuing technological and digital advancements that we believe will lead to additional avenues for growth and enhance our position as the partner of choice for our customers.

We continue to explore opportunities to provide other services to our existing offshore drilling contractor customer base. For example, we provide inspection services on risers that were not originally provided or installed by us.

Leverage historical capability to capture growth and market share in onshore drilling capital expenditures

Our current suite of drilling products is well-suited for large, high-torque and high-horsepower onshore rigs. While our installed base of equipment on onshore rigs is relatively small compared to offshore rigs, we have extensive capabilities in this area and will focus on both organic and inorganic investments to increase our penetration of new equipment sales for land drilling. The onshore drilling market is relatively more fragmented with a more diverse customer base than the offshore drilling market and represents a largely untapped aftermarket opportunity for us. We have the ability to provide a broad suite of products (over 110,000 drawings of parts are available) and repair services that are compatible with equipment provided by most major manufacturers. Recent expansion in the Middle East further enhances this capability, and we are pursuing multiple additional marketing channels to increase this activity on a global basis.

Utilize industry expertise and manufacturing capabilities to continue growth in current onshore and subsea mining businesses

We will continue to utilize our engineering and manufacturing expertise for the application of our products and services for use in, and the development of solutions for, adjacent and complementary markets such as onshore and subsea mining. For example, we have modified and deployed our drilling mud pumps to serve in the onshore mining sector as heavy-duty slurry pumps, which are used to transport and process mining material through high-pressure slurry lines. We are also pursuing similar opportunities in subsea mining, where our mud pump systems meet the pressure and temperature requirements for deep sea mining operations. Our technologies and products have a wide range of applications across industries, and we will actively embrace such opportunities for growth where the economics and industry outlook are favorable.

Expand into adjacent markets that are consistent with our core competencies

We are exploring adjacent segments that draw on similar skill sets as our core businesses. These include moving beyond the drilling rig for oil and gas customers and making completion, intervention and production equipment and services. We have a long-standing track record of developing, designing, manufacturing and delivering highly engineered equipment that is relied upon by customers operating in regions and environments with significant complexity, regulatory scrutiny and financial risk involved. We believe that this experience, technical know-how and reputation are a key differentiator for our organization, which positions us well to be able to expand our portfolio of oil and gas related products.

We believe it is important to focus on our core competencies around manufacturing highly engineered products, expanding market access to products globally, commercializing new technology and driving cost and operational efficiency. Other adjacent industries could include renewables, marine products and services and industrial business with equipment similar to our drilling equipment. Our global footprint, manufacturing capacity, operational capability and experience growing businesses globally allow us to assess and execute on this strategy.

Capitalize on management experience to grow business through acquisitions and integration

HMH B.V. was formed through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. Our management team successfully combined these businesses and quickly established our corporate infrastructure to support the new company. Our management team has extensive M&A and integration experience in prior roles at other companies. Given management’s experience and prior track record, we are well positioned to recognize and capitalize on trends in the industry.

Our global reach and footprint position us well to identify, source, acquire and integrate businesses that can help us continue to grow in core and adjacent markets, as exemplified by our recent Drillform Acquisition. We believe there is a substantial opportunity set of potential acquisition candidates that will be available over the next several years.

We intend to invest in businesses that generally have similar characteristics to our own, such as an ongoing aftermarket component, proprietary technology and a capital-light business model. We will also focus on opportunities that can be scaled across our global platform and leverage our management team’s experience in driving growth. We have a strategic and financial approach to evaluating potential acquisitions to confirm that they meet certain criteria, with a preference for potential acquisition targets that would add new products or technologies, are complementary to our core product offerings and end markets, have a strong history of generating high returns and have an asset-light business model.

Continue to use conservative balance sheet approach and target businesses with light capital needs

Our management team has established conservative financial principles to guide us through decision-making in any potential commodity cycle. Our asset-light business model, the recurring revenues associated with our aftermarket services and our Free Cash Flow generation mitigate our exposure to the impacts of commodity downturns and provide us with the flexibility to pursue growth opportunities. Even so, we remain focused on maintaining a conservative leverage profile and maintaining an asset-light business model.

Competition

Our industry is highly competitive. Competition primarily involves factors such as safety and reliability of products and services offerings, technical expertise, development of innovative technological solutions, maintenance of customer relationships, ability to execute on complex projects and operations within acceptable time and cost boundaries and other related factors. In our main market segment of providing support to existing drilling rigs, we see a particularly competitive environment because our primary customers, drilling rig owners, face highly competitive day rates due to the overcapacity of available drilling rigs in the industry. As a result, the drilling rig owners must focus on their operational costs, which can lead to deferred maintenance and fewer upgrade contracts on which to bid; therefore, we must be aggressive on pricing to secure work.

We are, along with NOV Inc. (“NOV”) and Schlumberger Limited’s Cameron International (“Schlumberger”), the main providers of full equipment packages for the offshore drilling market. The offshore drilling market is becoming more highly regulated, more technologically demanding and more technologically sophisticated than the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our fully integrated suite of mission-critical equipment solutions, highly technical expertise, aftermarket services offerings and long experience in the industry. Our comprehensive product offerings, manufacturing expertise and leading-edge technology allow us to provide customers with integrated topside drilling packages for jack-ups, floaters and platforms and integrated pressure control systems, both at surface and subsea. Our primary competitors for these products include Canrig Drilling Technology Ltd., Huisman Equipment B.V., KCA DEUTAG Drilling Group Limited, NOV, Schlumberger, Worldwide Oilfield Machine Inc. and several smaller OEMs of specific pieces of equipment. Within the global offshore drilling fleet, we have the second-largest installed base of topside drilling equipment and risers and the third largest installed base within the main pressure control equipment categories, including BOPs and diverters.

We are also growing our market presence in the onshore drilling space and are now among the leading OEMs in multiple equipment categories within the onshore drilling and pressure control equipment spaces. The onshore drilling market has less stringent regulation and less demanding technology requirements, which have allowed more companies to enter the onshore drilling equipment manufacturers market, resulting in a more fragmented market than the offshore drilling market. Many players, in addition to NOV and Schlumberger, compete against us in most product segments. Smaller manufacturers and Chinese-based manufacturers can more effectively compete with us onshore. Companies like Canrig Drilling Technology Ltd., Drillmec India Pvt. Ltd., Honghua Group, KCA DEUTAG Drilling Group Limited, Rongsheng Machinery Manufacture Ltd. and Worldwide Oilfield Machine Inc., among others, have significant presence in many regions in which we deliver our products and services. To effectively compete in the onshore market, we must be aggressive in bidding.

Raw materials

We believe that materials and components used in our operations are generally available from multiple sources and that we are not dependent on any single source of supply for those materials and components. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of materials and components, we may not always be able to do so. Shortages and transportation and supply disruptions can adversely impact supply of our manufacturing raw materials, as well as delivery of finished goods and transportation of our personnel for services, and as a result our products or services may be disrupted or delayed, which could have a material adverse effect on our business, operations and financial condition. Should our current suppliers be unable or unwilling to provide the necessary parts, raw materials or equipment or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of our products or services could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to purchase raw materials for our products on a timely basis to meet the demands of our customers, our existing customers may terminate their contractual relationships with us, or we may not be able to compete for business from new or existing customers, which, in each case, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Supply chain bottlenecks, such as those experienced as a result of the COVID-19 pandemic, may continue to persist as a consequence of evolving geopolitical trends.

The prices that we pay for raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; and foreign currency exchange rates. We have experienced rising, declining and stable prices for milled steel and standard grades in line with broader economic activity, and we have generally seen specialty alloy prices continue to rise, driven primarily by escalation in the price of the alloying agents. We have generally been successful in our efforts to mitigate the financial impact of higher raw materials costs on our operations by applying surcharges to, and adjusting prices on, the products that we sell. Higher prices and lower availability of steel and other raw materials that we use in our business may adversely impact future periods.

Properties and geographic areas

We maintain principal executive offices in Houston, Texas, USA. Additionally, we currently own or lease the following additional material properties, which are used for the purposes and segments indicated below:

Location	Owned/leased	Purpose	Segment	Size (Sq. Ft.)	Expiration of lease
Houston, USA	Owned	Headquarters / Manufacturing / Warehouse	PCS /ESS	3,648,966	N/A
	Owned	Inventory / Shipping	PCS /ESS	—	N/A
Houston, USA (Bronco)	Leased	Manufacturing	PCS / ESS	50,000	April 30, 2029
Amsterdam, The Netherlands	Leased	Office	PCS / ESS	269	September 30, 2025
Kristiansand, Norway	Leased	Main building / Workshop /Parking	ESS	210,973	September 30, 2034
	Leased	Warehouse	ESS	76,424	September 30, 2034
Tulsa, USA	Leased	Inventory / Shipping	PCS / ESS	109,000	June 30, 2031

Location	Owned/leased	Purpose	Segment	Size (Sq. Ft.)	Expiration of lease
Brisbane, Australia	Leased	Office / Warehouse	ESS	23,992	November 30, 2024
Baku, Azerbaijan	Leased	Office / Workshop / Warehouse	PCS / ESS	53,873	January 15, 2030
	Leased	Warehouse	PCS / ESS	13,455	May 1, 2025
Macae, Brazil	Owned	Office / Workshop / Warehouse	PCS / ESS	294,522	N/A
Beijing, China	Leased	Office	PCS / ESS	797	December 14, 2025
Odessa, USA	Leased	Inventory / Shipping	PCS / ESS	75,347	March 31, 2027
Chengdu, China	Leased	Engineering Office / Support	PCS / ESS	9,989	July 24, 2029
Shanghai, China	Leased	Office	PCS / ESS	2,131	May 23, 2025
Erkelenz, Germany	Leased	Office / Workshop / Warehouse	ESS	487,605	December 31, 2028
Mumbai, India	Leased	Office	PCS / ESS	5,382	June 30, 2027
Chenai, India	Leased	Engineering Office / Support	PCS / ESS	570	May 31, 2025
Veracruz, Mexico	Owned	Manufacturing	PCS / ESS	84,300	N/A
Bergen, Norway	Leased	Office	ESS	1,066	March 1, 2025
Fornebu, Norway	Leased	Office / Parking	ESS	60,762	October 31, 2029
Lyngdal, Norway	Leased	Workshop	ESS	25,640	December 31, 2026
Horten, Norway	Leased	Office	ESS	10,807	December 12, 2026
Stavanger, Norway	Leased	Office	ESS	12,895	March 31, 2027
Singapore	Leased	Property Land	PCS / ESS	43,551	December 31, 2027
	Owned	Building	PCS / ESS	42,733	N/A
Ankara, Turkey	Leased	Office	PCS / ESS	269	August 31, 2024
Abu Dhabi, United Arab Emirates	Leased	Office	PCS / ESS	323	November 30, 2025
Dubai, United Arab Emirates	Leased	Office	PCS / ESS	3,681	October 31, 2024
	Leased	Workshop	PCS / ESS	21,043	December 31, 2024
Dubai, United Arab Emirates (Bronco)	Leased	Office	PCS / ESS	3,369	March 7, 2025
Aberdeen, United Kingdom (Tofthills)	Leased	Office / Workshop	PCS / ESS	192,000	December 12, 2024
Aberdeen, United Kingdom (Fyvie)	Leased	Office / Workshop	PCS / ESS	27,001	November 20, 2027
Humble, USA	Owned	Manufacturing	PCS / ESS	160,000	N/A
Mobile, USA	Owned	Workshop	PCS / ESS	24,245	N/A
	Leased	Warehouse tent, land and workshop	PCS / ESS	32,292	April 16, 2025
	Leased	Land where workshop is built	PCS / ESS	—	December 31, 2024
	Leased	Office	PCS / ESS	10,710	December 31, 2024
Dammam, Saudi Arabia	Leased	Warehouse	PCS / ESS	71,042	April 30, 2025

We believe that our properties and facilities are adequate for our operations, are maintained in a good state of repair and are located in areas that allow us to efficiently serve our customers. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

We operate in 31 locations across 16 countries. The table below presents selected geographic regions from which our revenues originated during the six months ended June 30, 2024 and 2023 and the years ended December 31, 2023 and 2022, though much of our installed base may be deployed or operating in a different geographic region:

	Six months ended June 30,				Year ended December 31,
	2024		2023		2023		2022
(in thousands, except percentages)	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total
United States	$146,978	36.6%	$137,852	36.8%	$298,351	38.0%	$245,589	36.3%
Norway	98,580	24.6%	82,894	22.2%	176,387	22.5%	191,993	28.4%
United Kingdom	42,123	10.5%	29,890	8.0%	66,694	8.5%	40,760	6.0%
Germany	41,097	10.2%	37,585	10.0%	62,002	7.9%	56,198	8.3%
Singapore	19,742	4.9%	22,116	5.9%	50,177	6.4%	36,443	5.4%
Other countries	52,723	13.1%	63,835	17.1%	131,835	16.8%	106,231	15.7%

Total	$401,273	100.0%	$374,172	100.0%	$785,446	100.0%	$677,213	100.0%

Research and development

We believe that we have been, and will continue to be, at the forefront of technological and digital innovation in the drilling industry. Our current R&D activities are conducted in Norway, Germany and the United States. We actively invest in R&D efforts and are developing several cutting-edge technologies and solutions, such as hybrid energy solution rigs, riserless drilling, a newly designed rotating control device for managed pressure drilling, enhanced pressure assisted shearing for BOPs and an electric BOP.

In 2022 and 2023, our primary R&D project was to build upon the success of our current wireline casing shear ram (“WCSR”) for our 18-inch 15,000 psi ram BOP by introducing the WCSR-X™ shearing ram, which extended the shearing capacity of existing BOPs to up to an 18-inch outside diameter pipe and reduced required shear force up to 48%.

We have three major R&D projects currently in progress:

•

development of a rotating control device along with associated equipment to enable a riserless drilling implantation. This will be a “first of its kind” deployment that was enabled by our acquisition of some key technology through our purchase of Electric Subsea Drilling AS (“ESD”);

•	design and construction of a testbed for the development of the electric BOP actuators, motors and controllers for use in offshore surface (platforms and jack-ups), subsea and land; and

•	development of a novel solution to reduce the number of accumulator bottles required to meet new regulatory requirements in the U.S. Gulf of Mexico.

New R&D efforts for 2024 and beyond include development and production of the fully electric BOP for both offshore surface (platforms and jack-ups) and subsea use, for which we are working with several publicly-listed oil and gas companies to help fund development. We expect a significant portion of funding to come from operator partners. As with the development of the rotating control device, the development of the electric BOP has been enabled by our acquisition of ESD. Additionally, we are developing next-generation elastomers for oilfield sealing applications, including those outside our current space, in cooperation with a major operator.

Our R&D objectives are focused on improving safety and efficiency, reducing emissions and cost and improving customers’ competitiveness. In pursuit of these objectives, we are exploring automation and other digital control solutions across various drilling functions.

We also invest in developing digital and automation solutions that can be integrated on operating rigs throughout the global market, such as DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which use real-time data and analytics that allow us to better understand our customers’ needs, provide strategic recommendations and offerings, assist with lowering their costs and assist with critical decision-making. In recent years, we have developed integrated digital control solutions that enable remote drilling operations and increase automation in the drilling process. We provide our customers with the ability to integrate such digital solutions into their existing systems, which leads to mutually beneficial relationships with our customers.

Our innovative equipment offerings and integrated digital solutions create value for our customers by increasing efficiency, reducing emissions, decreasing downtime, reducing cost and enhancing safety. We will continue pursuing technological and digital advancements that we believe will lead to additional avenues for growth and enhance our position as the partner of choice for our customers. As we experience growing demand in adjacent industries, a part of our R&D efforts has focused on improving and further developing existing products for application in such adjacent markets, such as the redesign of our mud pump for the transport of slurry in mining applications. We also look for additional services that we can provide to our existing offshore oil and gas customers.

Backlog and inbound orders

We generate revenue and inbound orders from a combination of sales of projects and products and sales of services. Services are typically sold directly to our customers, either through individual transactions at the time of service or through long-term CSAs. During the six months ended June 30, 2024, we derived 77.2% of our revenue from services and 22.8% of our revenue from sales of projects and products. In 2023, we derived 76.0% of our revenue from services and 24.0% of our revenue from sales of projects and products. Due to the nature of our business, including the time required to manufacture projects and products and the long-term nature of some of our aftermarket service contracts (such as CSAs), we capture inbound orders for projects, products and services (such as CSAs) under backlog.

Backlog for our business includes unfilled customer orders for projects, products and services, excluding any purchase order that provides the customer with the ability to cancel or terminate without incurring a substantive penalty. Services backlog includes sales related to CSAs and other long-term aftermarket service contracts. While the length of these contracts can be up to ten years, our backlog includes the estimated value of the contract through the current fiscal year and does not account for the possibility of bonuses or escalation clauses (which might cause the realized amount to exceed the amount captured in backlog). Services backlog also includes the estimated amount of unsatisfied performance obligations for time and material agreements, material services agreements, spare parts under purchase order, multi-year maintenance programs and other services agreements, excluding any order that provides the customer with the ability to cancel or terminate without incurring a substantive penalty.

There can be no assurance that the backlog amounts will ultimately be realized as revenue, or that we will earn a profit on backlog work. Our backlog as of June 30, 2024 was $465.6 million, of which $229.1 million was attributable to projects and products and $236.5 million was attributable to services. While the full contract values are not included in our backlog, as of June 30, 2024, we had $11.2 million in contract value related to CSAs, thus providing us with enhanced levels of predictability and visibility into revenue from services for years to come.

Operating risks and insurance

Our operations are subject to hazards inherent in the oil and natural gas and mining industries, including accidents, breakdowns, blowouts, explosions, fires, oil spills and hazardous materials spills. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, natural resources, the environment and wildlife and interruption or suspension of operations, among other adverse effects.

Despite what we view as our strong safety record and our efforts to maintain strong safety standards, we conduct our operations in a potentially dangerous drilling and production setting and from time to time have suffered accidents and similar incidents in the past and it is possible that we could experience accidents and incidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents may affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards or regulatory enforcement sanctions, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition, our results of operations or our ability to operate.

We maintain a portfolio of insurance policies to protect our core businesses against loss of property, business interruption, injury to personnel and liability to third parties for such losses as per industry standards. Risks insured generally include loss or damage to physical assets, such as buildings, plants, equipment and work in progress, and business interruption resulting therefrom, bodily injury to and death of employees and third-party liabilities. Certain types of losses are generally not insured by us because they are either uninsurable or not economically insurable, such as losses caused as a result of inability to deliver on time or at the right quality, or losses occasioned by willful misconduct, criminal acts, fines and penalties and various perils associated with war and terrorism. Our insurance policies may not be sufficient to adequately insulate us from a claim that exceeds policy limits or against every circumstance or hazard to which we could be subject. An uninsured loss, a loss that exceeds the limits of our insurance policies or a succession of such losses could have a material adverse effect on our business, operations and financial condition.

We typically enter into agreements with our customers governing the provision of our services and use of our products, which usually include certain indemnification provisions for losses resulting from operations depending on the party that is negligent or at fault. Additionally, our agreements with customers often provide certain warranties for the products and services that we sell. The warranty period is normally between 12 and 30 months depending on the specific customer contract and terms. Based on historical warranty expense experience, the warranty provision is estimated at 1.4% of product cost in long-term project construction contracts and 1% of revenue for single product equipment sales.

Environmental, health and safety regulation

Our operations are subject to domestic (including U.S. federal, state and local) and international laws and regulations with regard to air, land and water quality and other environmental protection, compliance and occupational health and safety matters. Numerous federal, state and local governmental agencies, such as the U.S. Environmental Protection Agency (“EPA”), issue laws and regulations that often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties for non-compliance and may result in injunctive action. These laws and regulations may require the acquisition of permits, authorizations or licenses before commencing operations; restrict the types, quantities and concentrations of various substances that can be stored, transported, disposed of or released into the environment in connection with our operations; limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically or seismically sensitive areas and other protected areas or due to governmental moratoriums on drilling; require action to prevent, control or remediate pollution from current or former operations; result in the suspension or revocation of necessary permits, licenses and authorizations; or require that additional pollution controls be installed and impose substantial liabilities for pollution resulting from our operations or related to our owned or operated facilities. Liability under such laws and regulations is often strict and can also be joint and several. Neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment. Changes in environmental, health and safety (“EHS”) laws and regulations occur frequently, and any changes that result in more stringent and costly requirements could materially adversely affect our operations and financial position, as well as the oil and natural gas industry in general. We have not experienced any material adverse effect from compliance with current EHS requirements. This trend, however, may not continue in the future. Changes in standards of enforcement of existing laws and regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental compliance expenditures, our capital costs for environmental control equipment and the market for our products may change accordingly.

During 2023 and the six months ended June 30, 2024, 22.5% and 24.6%, respectively, of our revenue was derived from Norway, including the Norwegian Continental Shelf. In Norway, the Norwegian Pollution Control Act (“NPCA”) applies to all industries and is the cornerstone of Norway’s environmental legislation. The Norwegian Environment Agency (“NEA”) administers the NPCA, and all pollution is prohibited unless an application is specifically approved by the NEA. All emissions into air, water and soil are covered by the NPCA, including CO2 emissions. In relation to manufacturing, specific emissions limitations are set by the NEA, and the NEA’s express permission must be obtained before commencing any operations. The NEA and the various country governors enforce compliance with the various environmental rules and regulations set forth under the NPCA. If inspections uncover non-compliance, a deadline for rectifying the matter will be imposed, and such non-compliance will subject the offender to follow-up supervision and possible fines.

Norway’s environmental and climate policies generally track that of the EU. In 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in GHG emissions by 2030. These proposals have also been referred to as the “Fit for 55” package. Many of the Fit for 55 proposals have now been enacted into EU law and are currently being implemented in the Member States of the EU and European Economic Area, including Norway. This legislative package introduces new measures and revises several pieces of the EU’s pre-existing climate-related legislation, including the EU Emissions Trading System (“EU ETS”), the Effort Sharing Regulation and transport and land use legislation.

In Norway, the Norwegian Accounting Act requires large enterprises to report on corporate social responsibility. However, the ESG reporting requirements that apply to certain companies in Norway and EU are set to be broadened as a result of the CSRD. The CSRD was adopted in the EU in January 2023, and amended the pre-existing ESG reporting requirements that were set out in the Non-Financial Reporting Directive. The CSRD impacts in-scope companies in a phased manner, with the first companies becoming subject to its provisions from January 2024. In March 2024, legislation was proposed to the Norwegian Parliament to adopt the CSRD model. This legislation was adopted by the Norwegian Parliament on June 11, 2024. It will come into effect upon determination by the Norwegian government, which we expect will occur by the end of 2024. Under the CSRD, companies may be required to disclose a broad range of information in relation to sustainability and ESG topics, including in relation to their business model, sustainability objectives, progress, management’s involvement in sustainability, policies, due diligence processes, adverse impacts, mitigation measures, sustainability risks and relevant indicators. Additionally, the CSRD contains provisions regarding the disclosure of transition plans for climate change mitigation, alignment with a sustainable economy and the Paris Agreement’s goal of limiting global warming to 1.5°C and the reporting of GHG emissions (including Scope 1, Scope 2 and Scope 3), if climate change is recognized as a material concern for the reporting entity following a double materiality assessment.

The NTA requires enterprises to conduct due diligence assessments pertaining to fundamental human rights and decent working conditions in their own operations and in their value chain. The NTA applies to larger enterprises that are resident in Norway and that offer goods or services in or outside Norway. It also applies to larger foreign enterprises that offer goods or services in Norway and that are liable to tax in Norway pursuant to Norwegian legislation. In addition to carrying out due diligence assessments, companies must publish an account of the due diligence assessments and have a duty to provide information.

On July 25, 2024, the CS3D entered into force. The CS3D introduces mandatory requirements relating to both human rights and environmental impacts in the supply chains of in-scope companies. However, the provisions of the CS3D will not take effect until at least July 26, 2027. Following the CS3D’s entry into force on July 25, 2024, it will likely be incorporated into Norwegian law and will likely lead to amendments of the NTA, for example, by extending the focus of due diligence assessments to also cover environmental impacts.

Hazardous substances and waste handling

The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes generated by our operations, including our operations at customer sites, in compliance with applicable laws, including RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons can include the current and former owner (or lessee) or operator of the site where the release occurred, and anyone who disposed of or arranged for the disposal of a hazardous substance released at the site. We currently own, lease or operate numerous properties used for manufacturing and other operations. In the event of a release from these properties, under CERCLA, RCRA and analogous state laws, we could be required to remove substances and wastes, remediate contaminated property or perform remedial operations to prevent future contamination even if the releases are not from our operations. Such liability could require us to engage in litigation to defend the claims and to allocate our proportionate share of liability, if any. In addition, neighboring landowners and other third parties may also file claims for personal injury and property damage allegedly caused by releases into the environment. Any obligations to undertake remedial operations in the future may increase our cost of doing business and may have a material adverse effect on our financial condition and results of operations.

In Norway, if there is a danger of pollution contrary to the NPCA, those who are responsible must ensure that measures are taken to prevent pollution from occurring. If pollution has already occurred, the NEA may order those who are responsible for the pollution to implement measures, such as conducting further investigations, removing the pollution or limiting its effects. The NPCA does not clearly define who is considered to be responsible for older pollution, which may be particularly difficult to determine when the pollution took place many years ago. Hence, liability for older pollution has been shaped primarily by case law and by interpretation of the NPCA by the NEA and in legal theory. Any obligations to implement measures imposed by the pollution control authorities under the NPCA may have a material adverse effect on our results of operations and financial condition.

Water discharges

The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws restrict and control the discharge of pollutants into “Waters of the United States” (“WOTUS”). Discharges into WOTUS associated with our operations require appropriate permits and may add material costs to our operations. The adoption of more stringent criteria in the future may also increase our costs of operation. The Clean Water Act and analogous state laws provide administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation and damages in connection with any unauthorized discharges.

The EU Water Framework Directive, which has been incorporated into Norwegian law, requires that Member States of the EU and European Economic Area protect and, where necessary, restore water bodies in order to reach “good status,” and to prevent deterioration. “Good status” means both good chemical and good ecological status. These obligations will have an impact on companies applying for permits, including under the NPCA, as strict limits will be set on discharges of pollutants into water.

Air emissions

The federal Clean Air Act, as amended (“CAA”), and comparable state laws and regulations regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants from specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. These laws and regulations may increase the costs of compliance for some facilities we or our customers own or operate, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations. Obtaining or renewing permits also has the potential to delay the development of oil and natural gas projects. Additional costs or delays incurred by our customers could adversely affect demand for the oil and natural gas they produce, which could reduce demand for our products and services. We believe that we are in substantial compliance with all applicable air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations.

Employee health and safety

We are subject to a number of federal and state laws and regulations, including the Occupational Safety and Health Act (“OSHA”) and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

Climate change

Various international, national and state governments and agencies are currently evaluating or promulgating climate-related legislation and other regulatory initiatives that would restrict GHG emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Because our business depends on the level of activity in the oil and gas industry, existing or future laws, regulations, treaties or international agreements related to GHG emissions and climate change, including incentives to conserve energy or use alternative energy sources, could have a material adverse effect on our business, financial condition and results of operations if such laws, regulations, treaties or international agreements negatively affect global demand for oil and gas. Consideration of further legislation or regulation may be impacted by the Paris Agreement, which was announced by the parties to the U.N. Framework Convention on Climate Change in December 2015 and calls on signatories to set progressive GHG emission reduction goals. In April 2021, the United States announced that it was setting an economy-wide target of reducing its GHG emissions by 50-52% below 2005 levels in 2030. On December 13, 2023, in connection with COP 28, the first global stocktake of progress towards emissions reductions goals under the Paris Agreement was published. The stocktake agreement calls on parties, including the United States, to contribute to transitioning away from fossil fuels, reduce methane emissions and increase renewable energy capacity. Further, many state and local leaders have stated their intent to intensify efforts to support the international climate commitments. These commitments could further reduce demand and prices for fossil fuels produced by our customers.

The IRA 2022 contains billions of dollars in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles, investments in advanced biofuels and supporting infrastructure and carbon capture and sequestration, among other provisions. These incentives could accelerate the transition of the economy away from the use of fossil fuels towards lower or zero-carbon emissions alternatives, which could decrease demand for, and, in turn, the prices of, oil and natural gas, which could have a material and adverse impact on us. In addition, the IRA 2022 imposes the first ever federal fee on excess methane emissions from sources required to report their GHG emissions to the EPA, including those sources in the offshore and onshore petroleum and natural gas production and gathering and boosting source categories. The proposed rules regarding the Waste Emissions Charge were published by the EPA on January 26, 2024. The Waste Emissions Charge could increase our customers’ operating costs, which could adversely impact our business.

On March 8, 2024, the EPA published its final GHG monitoring, reporting and emissions control rules for the oil and natural gas industry, and almost one-half of U.S. states have taken measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and regional GHG cap-and-trade programs. In addition, states have imposed increasingly stringent requirements related to the venting or flaring of gas during oil and natural gas operations.

On March 6, 2024, the SEC adopted a new set of rules that require a wide range of climate-related disclosures, including material climate-related risks, information on any climate-related targets or goals that are material to the registrant’s business, results of operations or financial condition, Scope 1 and Scope 2 GHG emissions on a phased-in basis by certain larger registrants when those emissions are material and the filing of an attestation report covering the same, and disclosure of the financial statement effects of severe weather events and other natural conditions, including costs and losses. Compliance dates under the final rule are phased in by registrant category. Accelerated filers, other than emerging growth companies, will be required to incorporate the disclosures in fiscal year 2026, as well as disclosure of Scope 1 and Scope 2 GHG emissions, if material, in fiscal year 2028, and limited assurance attestation reports related to the same by fiscal year 2031. Large accelerated filers will be required to incorporate the disclosures in fiscal year 2025, with Scope 1 and Scope 2 GHG emissions disclosures, if material, in fiscal year 2026, and attestation reports by fiscal year 2029. We will be an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act. Multiple lawsuits have been filed challenging the SEC’s new climate rules, which have been consolidated and will be heard in the U.S. Court of Appeals for the Eighth Circuit. On April 4, 2024, the SEC issued an order staying the final rules until judicial review is complete. While the ultimate outcome of legal challenges and any resulting changes to the final rules are not yet known, we cannot predict the costs of implementation or any potential adverse impacts resulting from the rulemaking. To the extent this rulemaking clears legal challenges and is implemented, we could incur increased costs relating to the assessment and disclosure of climate-related risks, and we cannot predict how any information disclosed under the rules may be used by financial institutions or investors.

The EU’s CSRD, adopted in 2023, has a much broader scope than the SEC’s new climate rules and requires in-scope companies to publish reports on how their business and value chains impact the environment and society, as well as the social and environmental risks and opportunities to which they are subject. The CSRD also includes the disclosure of Scope 3 emissions (which were left out of the final SEC climate rules), to the extent that climate change is determined to be a material topic for the Company as part of a double materiality assessment. We have begun implementing policies and procedures to comply with these expansive new requirements beginning in 2025 for financial periods beginning on or after January 1, 2024.

On July 25, 2024, the CS3D entered into force. The CS3D requires the use of risk-based due diligence to mitigate “adverse environmental and human rights impacts” in an in-scope company’s “chain of activities,” including certain activities of its business partners. The CS3D also mandates the adoption of climate transition plans. Nonetheless, the provisions of the CS3D will not take effect until at least July 26, 2027. France and Germany have also adopted laws requiring large companies to carry out human rights and environmental due diligence, while similar laws have been proposed in other EU Member States, such as Belgium, the Netherlands and Austria. Further, the NTA, which took effect on July 1, 2022, requires mapping actual and potential risks of adverse impacts on decent working conditions and human rights.

In general, these regulatory changes do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, to the extent our customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by our customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which would negatively impact their demand for our products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels—such as the IRA 2022—may dampen demand for oil and natural gas production and lead to lower spending by our customers for our products and services. Similarly, to the extent we are or become subject to any of these or other similar proposed or newly enacted laws and regulations, we expect that our efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase our cost of doing business and may have a material adverse effect on our financial condition and results of operations. Moreover, any such regulations could ultimately restrict the exploration and production of fossil fuels, which could adversely affect demand for our products.

There have been efforts in recent years to influence the investment community, including investment advisors, institutional lenders, insurance companies and certain sovereign wealth, pension and endowment funds and other groups, by promoting divestment of fossil fuel equities and pressuring lenders to limit funding and insurance underwriters to limit coverages to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital. Furthermore, claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under federal and state common law. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against certain energy companies and could allege personal injury, property damages or other liabilities. While our business is not currently a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations or our customers’ operations and could have an adverse impact on our financial condition.

The EU ETS is a cornerstone of the EU’s climate policy and has been incorporated into Norwegian law via the Norwegian Greenhouse Gas Emission Trading Act since 2008. The EU ETS is a ‘cap-and-trade’ system, whereunder the overall volume of GHGs that may be emitted by installations covered by the system is limited by a cap on emission allowances. The cap is gradually tightened so that total emissions are reduced. Within the cap, companies are allocated or buy emission allowances, which they can trade as needed. The cap on the total volume of emissions ensures that emission allowances have a market value. At the end of each year, companies must surrender enough allowances to cover all their emissions or face fines as a penalty for the excess emissions. The price of EU ETS allowances has fluctuated over the years and reached a peak in early 2023 with approximately 100 EUR per ton of CO2. As of August 2, 2024, the price per ton of CO2 was approximately EUR 71. The EU ETS was subject to material amendments as part of the Fit for 55 package of policies, which included bringing additional sectors within the scope of the EU ETS, and also accelerating the phase out of free allowances and the reduction in the cap.

Offshore drilling

Various new regulations intended to improve offshore safety systems and environmental protection have been issued since 2010, which have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf of Mexico, which could have an adverse impact on our customers’ activities. For example, in 2016, the DOI’s Bureau of Safety and Environmental Enforcement (“BSEE”) published its first well control rule, focused on BOP requirements and included reforms in well design, well control, casing, cementing, real-time well monitoring and subsea containment. In 2019, the BSEE, under the Trump Administration, published a revised well control rule and on August 23, 2023, the BSEE published a newly revised well control rule, which builds on the 2016 rule and revises or rescinds certain modifications that were made in the 2019 rule. The 2023 well control rule clarifies BOP system requirements and modifies certain specific BOP equipment capability requirements. In addition, on April 15, 2024, the DOI’s Bureau of Ocean Energy Management published a final risk management and financial assurance rule that substantially revises financial assurance requirements applicable to offshore oil and gas operations. The new well control rule and new financial assurance requirements may increase our customers’ operating costs significantly and impact our customers’ ability to obtain leases, thereby reducing demand for our products.

Further, there is ongoing uncertainty regarding the long-term outlook for the U.S. Gulf of Mexico region, as a result of a prior temporary ban on leasing of U.S. federal lands imposed by President Biden in 2021. The temporary ban has been lifted and the Biden Administration resumed selling leases to drill for oil and gas on federal lands in April 2022, but with an 80% reduction in the number of acres offered and an increase in the royalties companies must pay to drill. In August 2023, the DOI proposed a scaled back offshore lease sale for certain areas in the Gulf of Mexico due to concerns related to an endangered whale population in the area. The exclusion of certain lease blocks from the sale was successfully challenged in court, and the DOI was ordered to hold the lease sale at its original scale. This decision was upheld by the U.S. Court of Appeals for the Fifth Circuit on November 14, 2023, and the sale was held on December 20, 2023. On January 26, 2024, the Biden Administration implemented a temporary pause on the DOE’s review of pending decisions for authorization to export LNG to non-Free Trade Agreement countries while the DOE reviews and updates the underlying analyses for such decisions using more current data to account for considerations like the environmental and climate change impacts of LNG. The temporary pause was then overturned by the U.S. District Court for the Western District of Louisiana in July 2024. On April 12, 2024, the DOI published a final rule to revise the Bureau of Land Management’s oil and gas leasing regulations, which revises fiscal terms of the onshore federal oil and gas leasing program, including for bonding requirements, royalty rates and minimum bids. If the new regulations, policies, operating procedures and possibility of increased legal liability, as well as the general uncertainty related to federal oil and gas leases in or near the Gulf of Mexico, are viewed by our current or future customers as a significant impairment to expected profitability on projects or an unjustifiable increase in risk, they could discontinue or curtail their offshore operations, thereby adversely affecting the demand for our equipment and services, which, in turn, could adversely affect our financial condition, results of operations or cash flows.

Given the wide geographical reach of our business activities, the laws and regulations in several other jurisdictions may also be relevant to our provision of aftermarket services and sales of projects and products, and the applicable legal framework and its enforcement practices may vary across different jurisdictions. For instance, we may be subject to the NPCA and the Norwegian Maritime Act of 24 June 1994 for our activities in Norway. Environmental protection laws and regulations have become increasingly stringent. Such laws and regulations are continuously evolving both nationally and internationally, particularly within the EU, to accommodate the advancing technical standards and heightened requirements for safety and environmental preservation in the energy sector. International regulations governing safety, materials discharge into the environment and other aspects of environmental protection encompass various regulations, such as the International Convention for the Safety of Life at Sea 1974, the International Convention for the Prevention of Pollution from Ships 1973, the International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, the International Convention on Civil Liability for Oil Pollution Damage 1969, the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments 2004, the Convention on the Prevention of Marine Pollution by Dumping of Waste and other Matters 1972 (as amended by the 1996 London Protocol), and the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers 1978.

Human capital and employees

We are committed to investing in our human capital and creating a supportive work environment that enables our employees to thrive. We believe that by prioritizing the well-being, development and engagement of our workforce, we can drive innovation, deliver exceptional products and services and achieve long-term success.

Workforce profile

As of June 30, 2024, we had 2,068 employees, including 1,105 manufacturing and servicing personnel and 963 corporate, administrative and management personnel. Of this total population, approximately 593 employees in Norway, Germany and Mexico are employed under their respective collective bargaining agreements. Although we have not experienced any labor disruptions, strikes or other forms of labor unrest in connection with such personnel and we consider our employee relations to be good, there can be no assurance that labor disruptions by such employees will not occur in the future.

29.5% of our employees work in the United States, 46.5% in Europe, 14.4% in Central and South America, 5.0% in the Middle East and 4.5% in Asia and Australia. Our workforce is diverse and inclusive, comprising of individuals from different backgrounds, cultures and experiences. We believe that diversity strengthens our organization and enables us to better serve our customers and communities.

Ethics and compliance

We operate globally and acknowledge that bribery and corruption may pose a risk. We are committed to upholding ethical and lawful practices in all aspects of our operations, recognizing our responsibility to our employees, shareholders and the communities in which we operate.

Our policies prohibit any form of corruption, including bribery, trading in influence, facilitation payments, network corruption (nepotism), illegal kick-backs or any similar illegal activities. Our Anti-Bribery and Corruption Policy provides guidance for employees to assess risks, understand relevant laws and report concerns.

We conduct annual training on our policies, which includes anti-bribery and corruption training. Additionally, we evaluate the potential exposure to bribery and corruption when engaging with customers and suppliers, and we reject partnerships where we perceive unacceptably high risks. Furthermore, we conduct audits of our suppliers to confirm their compliance with our policies and take corrective actions when necessary.

Health, safety, security and environment

We recognize HSSE as a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders. This commitment to HSSE is highlighted by the fact that our board of directors receives and discusses a safety report at the beginning of each quarterly board meeting. Additionally, our Chief Executive Officer, Chief Financial Officer and Chief Administration Officer, General Counsel and Corporate Secretary continuously monitor and update our safety policies and best practices.

We also work towards achieving ESG standards by providing solutions that increase efficiency and reduce our carbon footprint, growing a diverse workforce and protecting human rights.

Employee engagement and well-being

We prioritize the well-being and satisfaction of our employees. We believe that a healthy work-life balance is essential for productivity and overall happiness. To promote employee engagement, we offer flexible work arrangements, wellness programs and employee assistance programs.

We also value open communication and encourage feedback from our employees. We conduct regular pulse surveys and feedback sessions to understand their needs, concerns and suggestions. This helps us create a supportive and inclusive work environment where everyone feels heard and valued.

Talent acquisition and development

We have a comprehensive talent acquisition strategy in place to attract and hire the best candidates for our organization. We focus on identifying individuals who align with our values, possess the necessary skills and expertise and demonstrate a commitment to continuous learning and growth.

Once onboarded, we provide our employees with various opportunities for professional development and advancement. We offer training programs, mentorship initiatives and career development resources to support their growth within the Company.

Compensation and benefits

We provide competitive compensation packages tailored by location that reflect the skills, experience and contributions of our employees. Our compensation structure is designed to reward performance and promote fairness. We also offer a comprehensive benefits package that includes health insurance, retirement plans, paid time off and other perks.

Patents, trademarks and other intellectual property

Over the last several years, we have significantly invested in our research and technology capabilities, as described under “—Research and development.” As a result of these efforts, we introduced several new products and progressed on differentiating technologies that we believe will provide a competitive advantage as our customers focus on extracting oil and natural gas in the most economical and efficient ways possible, including R&D on a fully electric BOP and introduction of the WCSR-X shearing product and various digital solutions.

We seek patent protections for our technology when we deem it prudent, monitor for any potential infringements on patents and trademarks and aggressively pursue protection of these rights, up to and including litigation. As of February 2024, we owned over 450 U.S. and foreign patents and over 140 pending U.S. and foreign patent applications. In addition, we rely to a great extent on the technical expertise and know-how of our personnel to maintain our competitive position, and we make efforts to protect trade secrets and other confidential or proprietary information relating to the technologies we develop.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country or Patent Cooperation Treaty application. The patents in our current portfolio expire between October 18, 2024 and October 10, 2040. Once a patent expires, the protection ends, and the claimed invention enters the public domain; that is, anyone can commercially exploit the invention without infringing the patent.

Trademarks are also of considerable importance to the marketing of our products. We consider the HMH™, MHWirth™, Wirth™, Hydril Pressure Control™, Bronco™, VetcoGray™, mh™, Maritime Hydraulics™, mh-Pyramid™, Beware™ and Deal™ trademarks to be important to our business as a whole. We typically register trademarks in many of the countries where the trademarked products are used or generate revenue. We are party to certain license agreements that either grant us limited rights to use certain trademarks or relate to us providing others with the license to use certain trademarks. As part of the formation of HMH B.V., we entered into worldwide, fully paid, nontransferable and non-sublicensable license agreements with a subsidiary of Baker Hughes giving us a limited right to use the terms Vetco™ and VetcoGray™ as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to the business line Baker Hughes contributed to HMH B.V. at the time of HMH B.V.’s formation. In addition, as part of the sale of its pressure control business to our predecessor in interest, General Electric Company, Tenaris S.A. entered into a worldwide, fully paid, nontransferable and non-sublicensable limited license agreement with Hydril USA Distribution LLC, our wholly owned subsidiary, for use of the Hydril™ trademark with respect to pressure control products and services related thereto. These agreements contain restrictions on our use of these trademarks, which are owned by others, and we rely upon those other parties to maintain and protect them.

We also rely on trade secret laws and contracts to protect our confidential and proprietary information. To protect our information, we customarily enter into confidentiality agreements with our employees, consultants, partners, customers, potential customers and suppliers, for example. We believe our patents, trademarks and other protections for our proprietary technologies are adequate for the conduct of our business.

Cyclical nature of industry

We operate in a highly cyclical industry. Our business is particularly sensitive to factors such as oil and gas prices, the supply and demand for oil and gas, the level of exploration, development, production, investment, modification and maintenance activity and competition.

Prices for oil and gas commodities have historically been, and are expected to remain, subject to fluctuations in response to changes in the supply and demand for oil and gas, market uncertainty and a variety of other political and economic factors. Prolonged reductions in oil and gas prices typically result in decreased levels of exploration, development, production, investment, modification and maintenance activity by oil and gas companies. Any decreased levels of exploration, development and production activity or reductions or postponement of major expenditures by oil and gas companies could lead to downward pricing pressure on oil and gas service companies such as us and, therefore, could adversely affect our activity and profit.

Seasonality

Historically, demand for our oil and gas-related products and services have been affected by seasonal trends in levels of drilling and production activity in the oil and gas industry. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by our customers and seasonal weather conditions are more favorable for drilling and production activities, particularly for offshore operations. Many other factors, such as national or customary holiday seasons, the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. While we anticipate that the seasonal and other trends described above may continue, there can be no guarantee that spending by our customers will continue to follow patterns observed in the past.

Legal matters

From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of currently pending proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

Management

Directors and executive officers

The following table sets forth, as of the date of this prospectus, the names, ages and titles of the individuals who are expected to constitute our directors and executive officers upon completion of this offering. Executive officers serve at the discretion of our board of directors and until their successors are elected and qualified.

Name	Age	Position

Eirik Bergsvik	64	Chief Executive Officer

Thomas W. McGee	51	Chief Financial Officer

Dwight W. Rettig(1)	64	Chief Administration Officer, General Counsel and Corporate Secretary

Eugene C. Chauviere III	59	Chief Operations Officer

Roy A. Dyrseth	57	Chief Commercial Officer

Pål Skogerbø	51	Chief Technology Officer

Judson E. Bailey	51	Director Nominee

Karl Erik Kjelstad	58	Director Nominee

Kristian M. Røkke	41	Director Nominee

Nancy K. Buese	54	Director Nominee

		Director Nominee

		Director Nominee

		Director Nominee

(1)	Mr. Rettig has served as the sole director of HMH Inc. since its formation on April 29, 2024 and intends to resign from such role in connection with the consummation of this offering.

Set forth below is a description of the backgrounds of our director nominees and executive officers. Unless otherwise indicated, references to positions held at HMH Inc. include positions held at HMH B.V.

Eirik Bergsvik

Mr. Bergsvik has served as Chief Executive Officer of HMH Inc. since its formation in April 2024 and as Chief Executive Officer of HMH B.V. and its subsidiaries since January 2023. Mr. Bergsvik served as President of Equipment and System Solutions of HMH B.V. from October 2021 to January 2023. Prior to that, he served as Chief Executive Officer of MHWirth, before it was contributed to us by Akastor in the formation of HMH B.V., from February 2019 to October 2021 and Vice President of Business Development of Hunter Group ASA (OB: HUNT), an investment company focused on shipping and oil service investments, from 2017 to 2018. From 2011 to 2016, Mr. Bergsvik served as Chief Executive Officer of Interwell AS, a leading supplier of downhole products for oil companies. From 2006 to 2011, Mr. Bergsvik served as Managing Director of National Oilwell Norway AS, a supplier of oilfield services and equipment. Mr. Bergsvik has a degree in Business & Administration from Molde University College and studied Electrical Engineering at Trondheim Marine Engineers School.

Thomas W. McGee

Mr. McGee has served as Chief Financial Officer of HMH Inc. since its formation in April 2024 and as Chief Financial Officer of HMH B.V. and its subsidiaries since October 2021. He has more than 25 years of experience from the oil service, consulting and financial services industries. Prior to HMH B.V., Mr. McGee served in the Office of the Chairman of MHWirth, before it was contributed to us by Akastor in the formation of HMH B.V., from January 2019 to September 2021. From 2016 to 2018, Mr. McGee served as Executive in Residence at Warburg Pincus LLC, a global private equity firm. From 2005 to 2015, he served as Vice President of Corporate Development of NOV (NYSE: NOV), an independent equipment and technology provider to the global energy industry. Mr. McGee has a Bachelor’s degree in Economics from Vanderbilt University and a Master of Business Administration from Wharton Business School at the University of Pennsylvania.

Dwight W. Rettig

Mr. Rettig has served as Chief Administration Officer, General Counsel and Corporate Secretary of HMH Inc. since its formation in April 2024 and as Chief Administration Officer and General Counsel of HMH B.V. since October 2021. He has more than 30 years of experience from the oil service industry. Mr. Rettig previously served in the Office of the Chairman of MHWirth, before it was contributed to us by Akastor in the formation of HMH B.V., from February 2019 to October 2021. From 2016 to 2018, Mr. Rettig served as Executive in Residence at Warburg Pincus LLC, a global private equity firm. From 1990 to 2014, he served as Executive Vice President and General Counsel of NOV. Mr. Rettig’s previous experience includes establishing NOV’s compliance department and assisting NOV with the buyout from United States Steel Corporation (NYSE: X) and Armco Steel Corporation and its subsequent initial public offering. Mr. Rettig has a Bachelor’s degree from Indiana University and a Juris Doctor and Master of Business Administration from the University of Houston.

Eugene C. Chauviere III

Mr. Chauviere has served as Chief Operations Officer of HMH Inc. since July 2024. Prior to that, he served as President of Pressure Control Systems of HMH Inc. since its formation in April 2024 and of HMH B.V. since October 2021. He has more than 35 years of experience from the oil service industry. Mr. Chauviere previously served as Vice President of Subsea Drilling Systems of Baker Hughes (Nasdaq: BKR) from 2008 to October 2022. From 1998 to 2007, he held several global roles at Hydril, including services, operations, projects, engineering, Vice President of Pressure Control and ultimately Chief Executive Officer. From 1988 to 1998, he was at Cooper Cameron Corporation, a manufacturer of oil and gas industrial equipment and services, where he served as a Quality Engineer in the corporate quality team and later as a Project Manager in the subsea business. Mr. Chauviere has a Bachelor of Science degree in Industrial Engineering from Texas A&M University and attended the Stanford Executive Program.

Roy A. Dyrseth

Mr. Dyrseth has served as Chief Commercial Officer of HMH Inc. since its formation in April 2024 and as Chief Commercial Officer of HMH B.V. since October 2022. From 2016 to January 2023, he had a dual role as Executive Director of Akastor ASA for drilling-related business development and as Chief Commercial Officer of MHWirth. From 2013 to 2016, Mr. Dyrseth served as Chief Executive Officer of MHWirth. Prior to that, he served as Vice President of Sales in Europe, Africa, Russia and the Middle East of NOV from 2006 to 2013 and held various management positions at NOV from 1997 to 2006. Mr. Dyrseth has a Bachelor of Science degree in Marine Technical Operations from Aalesund University College.

Pål Skogerbø

Mr. Skogerbø has served as Chief Technology Officer of HMH Inc. since July 2024. Prior to that, he served as President of Equipment and System Solutions of HMH Inc. since its formation in April 2024 and of HMH B.V. since January 2023 and as Senior Vice President of Technology of HMH B.V. from July 2022 to

January 2023. He held several roles at MHWirth from 2014 to July 2022, including Senior Vice President of Product Engineering, Senior Vice President of Technology and ultimately Chief Technology Officer, and at Aker Solutions from 2007 to 2014. He has a Bachelor of Science degree in Mechatronics from the University of Agder and a Master of Science degree in Process Automation from Telemark University College.

Judson E. Bailey

Mr. Bailey is expected to become a director upon the listing of our Class A common stock. He has served as a member of HMH B.V.’s board of directors since July 2023. Mr. Bailey has served as Vice President of Corporate Development of Baker Hughes (Nasdaq: BKR) since August 2023, where he leads M&A and strategic early-stage investment efforts, and served as Vice President of Investor Relations of Baker Hughes from August 2019 to August 2023. Prior to joining Baker Hughes, Mr. Bailey gained extensive experience as a sell-side research analyst, covering the oilfield services and equipment industry for nearly 20 years at various firms, including serving as Managing Director at Wells Fargo Securities, LLC from 2014 to August 2019, Senior Managing Director at ISI Group, LLC from 2012 to 2014 and Managing Director at Jefferies & Company, Inc. from 2000 to 2012. His expertise and contributions have been recognized by numerous industry organizations, including multiple rankings as an equity analyst in the Institutional Investor survey for the Oilfield Services & Equipment sector and ranking #1 in 2022 and 2023 in the Institutional Investor survey for Investor Relations. Mr. Bailey has a Bachelor’s degree from Texas A&M University and is a Chartered Financial Analyst (CFA).

We believe Mr. Bailey’s deep knowledge of the oilfield services and energy markets as well as his capital markets and M&A experience make him qualified to serve as a member of our board of directors.

Karl Erik Kjelstad

Mr. Kjelstad is expected to become a director upon the listing of our Class A common stock. He has served as a member of HMH B.V.’s board of directors since October 2021. Mr. Kjelstad has served as Chief Executive Officer of Akastor ASA since 2018 and served as Executive Vice President and Investment Director of Akastor ASA from 2014 to 2017. Prior to that, he held numerous key positions at the Aker group, including Executive Vice President of Oilfield Services and Marine Assets of Aker Solutions from 2009 to 2014, Senior Partner and President of Maritime of Aker ASA from 2007 to 2009 and President and Chief Executive Officer of Aker Yards ASA from 1998 to 2007. He has also held several board positions in different industries, including the oil service, offshore drilling, offshore and merchant shipping, shipbuilding, IT services, real estate and construction industries. Mr. Kjelstad has a Master of Sciences in Marine Engineering from the Norwegian University of Science and Technology (NTNU) and an Advanced Management Program executive degree from Harvard Business School.

We believe Mr. Kjelstad’s significant leadership experience in energy services companies and history of directorship on boards in various industries make him qualified to serve as a member of our board of directors.

Kristian M. Røkke

Mr. Røkke is expected to become a director upon the listing of our Class A common stock. He has served as a member of HMH B.V.’s board of directors since October 2021. Mr. Røkke has experience from investment management, offshore services and shipbuilding in several companies in the Aker group. He has served as Chief Executive Officer of Aker Horizons ASA (OSE: AKH), a company that develops green energy and green industry to accelerate the transition to net zero, since July 2020. Prior to that, Mr. Røkke served as Chief Investment Officer of Aker ASA from 2018 to 2020. He served as Chief Executive Officer of Akastor ASA from 2015 to 2017 and held various operational and executive roles at Philly Shipyard ASA (OSE: PHLY), a constructor of commercial naval vessels, from 2007 to 2016. He is currently chair of the board of several companies, including Mainstream Renewable Power, Aker Carbon Capture ASA and Philly Shipyard ASA, and is a director on the board of directors of TRG Holding AS. Mr. Røkke has an undergraduate degree from BI Norwegian Business School and a Master of Business Administration from Wharton Business School at the University of Pennsylvania.

We believe Mr. Røkke’s significant leadership and investment experience in energy services companies and professional experience with operational roles make him qualified to serve as a member of our board of directors.

Nancy K. Buese

Ms. Buese is expected to become a director upon the listing of our Class A common stock. She has served as a member of HMH B.V.’s board of directors since October 2023. Ms. Buese has served as Executive Vice President and Chief Financial Officer of Baker Hughes since November 2022 and has more than 30 years of leadership experience in the energy and mining industries. Prior to that, she served as Executive Vice President and Chief Financial Officer of Newmont Corporation, a global mining company, from 2016 to November 2022. From 2005 to 2016, Ms. Buese served as Executive Vice President and Chief Financial Officer at MarkWest Energy Partners, L.P., a prominent hydrocarbon gathering, processing and transportation company, and at MPLX LP following its acquisition of MarkWest Energy Partners, L.P. She served as Chief Financial Officer of Abbott Nutrition, a multinational medical devices and health care company, from 2004 to 2005 and, prior to that, worked at Ernst & Young LLP, a consulting, assurance, tax and transition services company, from 1993 to 2003, where she became a partner. Ms. Buese has served on several boards of directors, currently for Chubb Limited and previously for The Williams Companies, Inc. and for UMB Financial Corporation. Ms. Buese has a Bachelor’s degree in Accounting and Business Administration from the University of Kansas and is a Certified Public Accountant (CPA).

We believe Ms. Buese’s significant financial and auditing experience and professional experience in various executive leadership roles make her qualified to serve as a member of our board of directors.

Board of directors

Dwight Rettig, our Chief Administration Officer, General Counsel and Corporate Secretary, has served as the sole director of HMH Inc. since its formation on April 29, 2024 and intends to resign from such role in connection with the consummation of this offering. Upon completion of this offering, our board of directors will consist of seven directors, four of whom will satisfy the independence requirements of the Exchange Act and the Nasdaq listing standards. We anticipate that our board of directors will determine that each of     ,      ,      and      is independent within the meaning of the Nasdaq listing standards currently in effect.

Our board of directors will consist of one class of directors. Our amended and restated certificate of incorporation will provide that all directors elected at annual meetings of shareholders will be elected for terms expiring at the next annual meeting of shareholders. Our amended and restated certificate of incorporation will further provide that the authorized number of initial directors will be seven.

In connection with the closing of this offering, we will enter into the Shareholders’ Agreement with the Principal Shareholders. The Shareholders’ Agreement will provide each of the Principal Shareholders with the right to designate nominees to our board of directors as follows:

•	so long as Baker Hughes and its affiliates collectively beneficially own at least shares of our common stock, Baker Hughes can designate two nominees to our board of directors;

•	so long as Baker Hughes and its affiliates collectively beneficially own at least but less than shares of our common stock, Baker Hughes can designate one nominee to our board of directors;

•	so long as Akastor and its affiliates collectively beneficially own at least shares of our common stock, Akastor can designate two nominees to our board of directors; and

•	so long as Akastor and its affiliates collectively beneficially own at least but less than shares of our common stock, Akastor can designate one nominee to our board of directors.

Pursuant to the Shareholders’ Agreement, we will be required to (i) include the Principal Shareholder nominees on each slate of director nominees for election in our annual meeting or special meeting proxy statement (or consent solicitation or similar document), (ii) recommend the election of such nominees to our shareholders and (iii) otherwise use our reasonable best efforts to cause such nominees to be elected to our board of directors. Each Principal Shareholder will also have the exclusive right to remove its respective designees and to fill vacancies created by the removal or resignation of its designees (unless such Principal Shareholder does not have the requisite ownership to fill such vacancies).

Furthermore, for so long as a Principal Shareholder and its affiliates collectively beneficially own at least      shares of our common stock, any increase or decrease to the size of our board of directors or amendment, modification or waiver of our amended and restated bylaws that relates to the size of our board of directors will require the prior written consent of such Principal Shareholder.

See “Certain relationships and related party transactions—Shareholders’ Agreement.”

Committees of the board of directors

Upon the completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Pursuant to our amended and restated bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Pursuant to the Shareholders’ Agreement, if we establish any committee of our board of directors other than the audit committee, the compensation committee or the nominating and governance committee, such committee will consist of at least one director nominated by each Principal Shareholder if requested by such Principal Shareholder and only if such Principal Shareholder is then entitled to nominate at least one director to our board of directors. See “Certain relationships and related party transactions—Shareholders’ Agreement.”

For each committee below, the rules of the SEC and Nasdaq require us to have one independent committee member upon the listing of our Class A common stock, a majority of independent committee members within 90 days of the effective date of the registration statement of which this prospectus forms a part and all independent committee members within one year of the effective date of the registration statement of which this prospectus forms a part.

Audit committee

Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

•

assist our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as our board of directors may from time to time assign to the audit committee.

Upon completion of this offering, our audit committee will consist of      (chairperson), who will satisfy the independence requirements of the Exchange Act and the Nasdaq listing standards, qualify as an audit committee financial expert as defined under these rules and listing standards and satisfy the financial literacy standards and financial sophistication requirements for audit committee members under the Exchange Act and the Nasdaq listing standards. Within 90 days and one year of the effective date of the registration statement of which this prospectus forms a part, we expect that our audit committee will be composed of two and three members, respectively, that will satisfy the independence requirements of Rule 10A-3 of the Exchange Act and the Nasdaq listing standards.

Upon the completion of this offering, our board of directors will have adopted a written charter for the audit committee, which will take effect upon the completion of this offering and which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website upon the completion of this offering.

Compensation committee

Our compensation committee will consist of      (chairperson),      and     . This committee will establish or recommend for approval salaries, incentives and other forms of compensation for officers and directors. The compensation committee will also administer or make recommendations with respect to any long-term incentive plan that may be adopted. The specific functions and responsibilities of the compensation committee will be set forth in the compensation committee charter.

Upon the completion of this offering, our board of directors will have adopted a written charter for the compensation committee, which will take effect upon the completion of this offering and which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website upon the completion of this offering.

Nominating and governance committee

Our nominating and governance committee will consist of      (chairperson),      and     . This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. The specific functions and responsibilities of the nominating and governance committee will be set forth in the nominating and governance committee charter.

Upon the completion of this offering, our board of directors will have adopted a written charter for the nominating and governance committee, which will take effect upon the completion of this offering and which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq. This charter will be posted on our website upon the completion of this offering.

Compensation committee interlocks and insider participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Board role in risk oversight

Our corporate governance guidelines will provide that our board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Corporate governance guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq.

Executive compensation

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table, an Outstanding Equity Awards at Fiscal Year-End Table and a Director Compensation Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated executive officers as of December 31, 2023.

HMH Inc. was not formed until April 2024 and, therefore, did not have executive officers in 2023. However, the operations of HMH B.V. and its subsidiaries will be carried on by HMH Inc. and its subsidiaries following this offering, and the executive officers of HMH B.V. will be our executive officers. As such, we believe that disclosure regarding our executive officers’ compensation for the full 2023 fiscal year, which was established and paid by HMH B.V., is generally appropriate and relevant to the shareholders since we expect to generally continue these compensation arrangements following this offering and, as such, is disclosed below. Accordingly, our “Named Executive Officers” are:

•	Eirik Bergsvik, Chief Executive Officer (“CEO”);

•	Thomas W. McGee, Chief Financial Officer (“CFO”); and

•	Dwight W. Rettig, Chief Administration Officer (“CAO”), General Counsel (“GC”) and Corporate Secretary (“CS”).

2023 Compensation of named executive officers

Annual base salary

Annual base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team when considered in combination with the other components of the executive compensation program. From January 1, 2023 through June 30, 2023, Messrs. Bergsvik’s, McGee’s and Rettig’s annual base salaries were $467,039, $450,000 and $450,000, respectively, and following our board of directors’ annual review of compensation, from July 1, 2023 through December 31, 2023, Messrs. Bergsvik’s, McGee’s and Rettig’s annual base salaries were $501,713, $468,000 and $468,000, respectively. See the “Salary” column in the 2023 Summary Compensation Table for the annual base salary received by each of the Named Executive Officers in 2023. Mr. Bergsvik’s base salary was converted to U.S. dollars for the purpose of this disclosure using the average exchange ratio of 1 NOK to 0.09476 U.S. dollars for 2023.

Annual bonuses

Pursuant to their employment agreements described below, each Named Executive Officer is eligible to participate in our annual bonus program. Under our annual bonus program, participants are eligible to receive an annual cash bonus based on performance criteria established by our board of directors with a target annual incentive opportunity calculated as a percentage of their respective annual salaries. For 2023, Messrs. Bergsvik, McGee and Rettig were eligible to earn an annual performance-based bonus based on the level of achievement of the adjusted EBITDA goal set forth below, with an annual target bonus opportunity as a percentage of annual base salary equal to 100%, 75% and 75%, respectively.

Subject to achievement of International Financial Reporting Standards (IFRS) adjusted EBITDA of $82 million (U.S. dollars), 50% of the target bonus opportunity would be earned, with the percentage of the target bonus opportunity earned increasing by 10% for every additional $5 million in adjusted EBITDA (up to 200% payout upon achievement of at least $137 million of adjusted EBITDA). To the extent adjusted EBITDA had been met between two performance levels, the payout percent would have been determined based on straight-line interpolation. To the extent adjusted EBITDA was below $82 million, no bonus would be paid.

Except as described under “—Additional narrative disclosure—Potential payments upon termination or change in control,” each Named Executive Officer must be employed on the date of payment in order to be eligible to receive an annual bonus. Based on the 2023 adjusted EBITDA, the 2023 annual performance-based bonuses were earned at 148% of target performance; see the “Non-equity incentive plan compensation” column in the 2023 Summary Compensation Table for the 2023 annual bonus earned by each of the Named Executive Officers.

Equity awards

We have granted phantom awards to key employees, including our Named Executive Officers, as described below. Recipients are required to satisfy service-based and, for certain awards, performance-based requirements to vest in their awards, and the awards will be paid only if a “liquidity event” occurs as described in more detail below. The value of the award paid will be based on the value of the Company at the time of a liquidity event relative to the value of the Company at the time of grant. A “liquidity event” is defined as a change in control or an IPO (each, as defined in the award agreements), in either case, that occurs before the earliest of (i) the eighth anniversary of grant, (ii) the date on which the recipient violates any restrictive covenant to which the recipient is subject and (iii) the date of the recipient’s termination, except as otherwise set forth in the award agreements and described below. In the event of a recipient’s termination for “cause” (as defined in the award agreements) prior to a liquidity event, such recipient’s awards will be forfeited, even if the vesting requirements had been met prior to such termination.

In the event of a change in control, the service-based vesting requirements will be deemed satisfied and the awards will be paid in cash or, in the discretion of our board of directors, in whole or in part in the same form of transaction proceeds received in connection with the change in control. In the event of an IPO, the awards will be paid in shares of our Class A common stock, which may be restricted if the IPO occurs prior to a specified date, as described in more detail below. The consummation of this offering will constitute an “IPO” under the award agreements. In either type of liquidity event, the level of achievement of the performance-based vesting criteria may be deemed satisfied at a specified level at the time of the liquidity event, as described in more detail below.

Recipients of phantom awards are subject to 12-month post-termination non-competition, non-solicitation (of employees, independent contractors and business relationships) and non-interference restrictions. Additionally, recipients are subject to non-disparagement and confidentiality restrictions. For additional information regarding the treatment of Messrs. McGee’s and Rettig’s phantom awards in connection with certain terminations of employment, see “—Additional narrative disclosure—Potential payments upon termination or change in control.”

Founders’ Awards

Effective January 31, 2022, we granted and issued phantom awards to employees, including the Named Executive Officers, subject to a service-based vesting requirement to remain employed through the date of a liquidity event (the “Founders’ Awards”). Based on a $600 million valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s Founders’ Award values would be $700,000, $900,000 and $900,000, respectively.

If the liquidity event is an IPO occurring prior to October 1, 2024, 50% of the shares of our Class A common stock issued in settlement thereof will remain restricted and such restrictions will lapse on October 1, 2024 subject to the recipient’s continued employment through such date.

2022 LTI program

Effective September 1, 2022, we granted and issued phantom awards that are 50% subject to the Named Executive Officer satisfying service-based vesting requirements only (the “2022 Time-based LTI”) and 50% subject to satisfaction of service- and performance-based requirements (the “2022 Performance-based LTI” and, together with the 2022 Time-based LTI, the “2022 LTI Awards”) and that are paid on the occurrence of a liquidity event (as described under “—Equity Awards”). Based on a $600 million valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s award values would be $600,000, $375,000 and $375,000, respectively. The service-based requirements with respect to the 2022 Time-based LTI are satisfied one-third on each of September 1, 2023, September 1, 2024 and September 1, 2025, and the 2022 Performance-based LTI may be earned up to 200% of target depending on the Company’s EBITDA growth as compared to the EBITDA growth of a set of peer companies over the three-year period from September 1, 2022 through August 31, 2025 and subject to the recipient’s continued service throughout such three-year period.

If a liquidity event occurs prior to August 31, 2025, any unvested portion of the 2022 Time-based LTI will vest and the 2022 Performance-based LTI will vest at the target level of performance, respectively; provided, however, that if the liquidity event is an IPO that occurs prior to October 1, 2024, the shares of our Class A common stock issued in settlement thereof will remain restricted and such restrictions will lapse on the originally scheduled service-vesting date subject to the recipient’s continued employment through the applicable date. In the event a recipient is terminated other than for cause prior to a liquidity event, the recipient will keep the vested portion of his or her 2022 LTI Award, which will be paid as described herein. Any unvested portion of his or her 2022 LTI Award will be forfeited upon termination.

2023 LTI program

Effective September 1, 2023, we granted and issued phantom awards that are 50% subject to the Named Executive Officer satisfying service-based requirements (the “2023 Time-based LTI”) and 50% subject to the satisfaction of performance-based requirements (the “2023 Performance-based LTI” and, together with the 2023 Time-based LTI, the “2023 LTI Awards”). Based on a $700 million valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s award values would be $570,000, $356,250 and $356,250, respectively. The service-based requirements with respect to the 2023 Time-based LTI are satisfied one-third on each of September 1, 2024, September 1, 2025 and September 1, 2026, and the 2023 Performance-based LTI may be earned up to 200% of target depending on the Company’s EBITDA growth as compared to the EBITDA growth of a set of peer companies over the three-year period from September 1, 2023 through August 31, 2026 and subject to the recipient’s continued service throughout such three-year period.

In the event of a change in control (which does not include an IPO) that occurs after August 31, 2026, the 2023 LTI Awards, as earned, pay out. If a change in control occurs on or prior to August 31, 2026, any unvested portion of the 2023 Time-based LTI will vest and the 2023 Performance-based LTI will vest at the target level of performance, respectively, and will pay out in connection with the change in control. An IPO will not accelerate the vesting or payment of the 2023 LTI Awards. In the event of an IPO, the 2023 LTI Awards are eligible for payment at the time the applicable time-based and performance-based requirements are satisfied. In the event a recipient is terminated other than for cause prior to a liquidity event, the recipient will keep the vested portion of his or her 2023 LTI Award, which will be paid as described herein. Any unvested portion of his or her 2023 LTI Award will be forfeited upon termination.

We intend to adopt the 2024 LTIP in order to facilitate the grant of cash and equity incentives to directors, consultants and employees (including our Named Executive Officers) of the Company and certain of its subsidiaries and to enable the Company and certain of its subsidiaries to obtain and retain the services of these individuals, which is essential to our long-term success. We expect that the 2024 LTIP will be adopted prior to the consummation of this offering. For additional information about the 2024 LTIP, see “—Compensation program following this offering—2024 LTIP.”

The consummation of this offering will constitute an “IPO” under the Founders’ Awards, the 2022 LTI Awards and the 2023 LTI Awards (collectively, the “LTI Awards”), and we intend to replace the LTI Awards, effective as of the date of the closing of this offering, with awards under the 2024 LTIP of equivalent value that will vest or settle, as applicable, in accordance with the vesting terms of the LTI Awards that continue to apply following the offering, in the form of shares of Class A common stock, and we will receive a corresponding number of B.V. Voting Class A Shares and B.V. Voting Class B Shares from HMH B.V. as part of such vesting or settlement, as applicable, in accordance with the Partnership Agreement.

2023 Summary compensation table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2023:

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Eirik Bergsvik	2023	476,384	—	570,000	—	718,866	58,873	1,824,123
CEO
Thomas W. McGee	2023	458,308	—	356,250	—	519,480	24,936	1,358,974
CFO
Dwight W. Rettig	2023	458,308	—	356,250	—	519,480	31,479	1,365,517
CAO, GC & CS

(1)	Mr. Bergsvik’s base salary was converted to U.S. dollars for the purpose of this disclosure using the average exchange ratio of 1 NOK to 0.09476 U.S. dollars for 2023. Although Norwegian laws can vary the timing of vacation accrual between years, any incremental costs associated therewith are not reflected in Mr. Bergsvik’s salary amount.

(2)	The amounts in this column include the value of the 2023 LTI Awards as computed for accounting purposes in accordance with ASC Topic 718; however, the accounting cost of the 2023 LTI Awards has not been recorded in the Company’s financial statements because, pursuant to applicable guidance, the occurrence of a liquidity event was not deemed probable.

(3)	The amounts shown in this column are the amounts paid to the applicable Named Executive Officers in 2024 and relate to the annual cash bonus in respect of the 2023 performance year. Mr. Bergsvik’s annual bonus was converted to U.S. dollars for the purpose of this disclosure using the average exchange ratio of 1 NOK to 0.09476 U.S. dollars for 2023.

(4)	The amounts shown in this column include, for (i) Mr. Bergsvik, (a) the amounts of MHWirth AS’s contribution under the Norway pension schemes to Mr. Bergsvik ($14,308), (b) the cost of the Houston, Texas apartment provided for Mr. Bergsvik’s use when he is in the Houston, Texas area for business ($42,904), (c) a vehicle allowance in Norway, and (d) the cost of a company-provided cell phone (each amount was converted to U.S. dollars, except for the Houston, Texas apartment (which was paid in U.S. dollars), using the average exchange ratio of 1 NOK to 0.09476 U.S. dollars for 2023) and (ii) Messrs. McGee and Rettig, (a) the dollar value of long-term disability and group term life insurance premiums paid by the Company on their behalf and (b) the amounts of HMH B.V. contributions under HMH B.V.’s 401(k) plan to Messrs. McGee and Rettig in the amount of $19,800 and $22,104, respectively.

Outstanding equity awards at fiscal year-end

The Company did not have any share-denominated awards outstanding as of December 31, 2023. However, the Founders’ Awards, 2022 LTI Awards and 2023 LTI Awards were outstanding as of such date, which, as described above, are dollar-denominated awards that are cash-settled, in the event of a change in control, or stock-settled, in the event of an IPO. The value of these awards fluctuates with, and is ultimately determined based on, the value of the Company at the time of a liquidity event relative to the value of the Company at the time of grant. Accordingly, these awards do not cover a discernible number of shares of our Class A common stock and, therefore, the aggregate estimated value of these awards as of December 31, 2023 (and not an underlying share count) are included in the table below.

	Stock Awards

Name	Award	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)(1)		Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested($)(1)
Eirik Bergsvik	Founders’ Award	N/A	—		N/A	816,667	(2)
	2022 LTI Award	N/A	350,000	(3)	N/A	350,000	(4)
	2023 LTI Award	N/A	285,000	(5)	N/A	285,000	(6)
Thomas W. McGee	Founders’ Award	N/A	—		N/A	1,050,000	(2)
	2022 LTI Award	N/A	218,750	(3)	N/A	218,750	(4)
	2023 LTI Award	N/A	178,125	(5)	N/A	178,125	(6)
Dwight W. Rettig	Founders’ Award	N/A	—		N/A	1,050,000	(2)
	2022 LTI Award	N/A	218,750	(3)	N/A	218,750	(4)
	2023 LTI Award	N/A	178,125	(5)	N/A	178,125	(6)

(1)	Amounts in these columns represent the aggregate estimated value of the outstanding award as of December 31, 2023.

(2)	This award vests subject to the Named Executive Officer remaining employed through the date of a liquidity event and will be paid at the time and form described under “—2023 Compensation of named executive officers—Equity awards—Founders’ Award.”

(3)	Represents the 2022 Time-based LTI component of the 2022 LTI Award, for which the Named Executive Officer satisfied one-third of the service requirement on September 1, 2023 and will satisfy one-third of the service requirement on each of September 1, 2024 and September 1, 2025, subject to his continued employment through such dates. The 2022 Time-based LTI will be paid at the time and form described under “—2023 Compensation of named executive officers—Equity awards—2022 LTI program.”

(4)	Represents the 2022 Performance-based LTI component of the 2022 LTI Award, which vests subject to the Company’s EBITDA growth as compared to the EBITDA growth of peer companies over the three-year period from September 1, 2022 through August 31, 2025, subject to the Named Executive Officer’s continued employment throughout such three-year period. The 2022 Performance-based LTI will be paid at the time and form described under “—2023 Compensation of named executive officers—Equity awards—2022 LTI program.”

(5)	Represents the 2023 Time-based LTI component of the 2023 LTI Award, for which the Named Executive Officer will satisfy one-third of the service requirement on each of September 1, 2024, September 1, 2025 and September 1, 2026, subject to his continued employment through such dates. The 2023 Time-based LTI will be paid at the time and form described under “—2023 Compensation of named executive officers—Equity awards—2023 LTI program.”

(6)	Represents the 2023 Performance-based LTI component of the 2023 LTI Award, which vests subject to the Company’s EBITDA growth as compared to the EBITDA growth of peer companies over the three-year period from September 1, 2023 through August 31, 2026, subject to the Named Executive Officer’s continued employment throughout such three-year period. The 2023 Performance-based LTI will be paid at the time and form described under “—2023 Compensation of named executive officers—Equity awards—2023 LTI program.”

Additional narrative disclosure

Employment agreements

Each Named Executive Officer was subject to an employment agreement during the 2023 calendar year, the terms of each of which are described below. Each employment agreement provides for certain payments and benefits upon a termination of the Named Executive Officer’s employment in certain circumstances. See “—Potential payments upon termination or change in control” for more details regarding the severance benefits each Named Executive Officer is eligible to receive.

Eirik Bergsvik employment agreement

Effective as of February 12, 2019, Mr. Bergsvik entered into an employment agreement with MHWirth AS, which agreement was amended to appoint Mr. Bergsvik as our CEO effective January 1, 2023 (the “Bergsvik Employment Agreement”). Mr. Bergsvik reports to our board of directors.

The Bergsvik Employment Agreement provides for (i) an annual base salary, subject to annual review on July 1 of each year, (ii) eligibility to participate in an annual bonus program, (iii) eligibility to participate in our defined contribution retirement plan for Norwegian employees, (iv) salary continuation during times of illness for up to 52 weeks (subject to a maximum of 78 weeks’ payment over any three-year period) and (v) payments covering all expenses of equipment and facilities required to fulfill the executive’s duties.

Thomas W. McGee and Dwight W. Rettig employment agreements

Effective as of October 1, 2022 and April 1, 2022, Mr. McGee and Mr. Rettig, respectively, entered into employment agreements with Hydril USA Distribution, LLC and HMH B.V. (the “McGee Employment Agreement” and the “Rettig Employment Agreement,” respectively). Mr. McGee serves as our CFO, and Mr. Rettig serves as our CAO, GC and CS. Each of Messrs. McGee and Rettig reports to our board of directors and our CEO.

Each of the McGee Employment Agreement and the Rettig Employment Agreement provides for (i) a one-year employment term that automatically renews, which may be earlier terminated pursuant to the terms and conditions of the agreement (as described under “—Potential payments upon termination or change in control”), (ii) an annual base salary, (iii) eligibility to participate in an annual bonus program, (iv) eligibility to participate in any benefits plans, including, but not limited to, health and welfare programs, vacation and participation in the Company’s 401(k) plan, and (v) reimbursement for reasonable business expenses.

Perquisites

The Company provides limited perquisites to Mr. Bergsvik. In 2023, Mr. Bergsvik received use of an apartment in Houston, Texas in close proximity to the Company’s headquarters, a company-provided cell phone and, while in Norway, a vehicle allowance.

Retirement benefits

United States

We maintain a qualified 401(k) retirement savings plan for all eligible employees, including Messrs. McGee and Rettig, which allows participants to defer a percentage of cash compensation up to the maximum amount allowed under IRS guidelines. We make discretionary matching contributions to our 401(k) plan, generally equal to 100% of the first 6% of the employee’s salary deferred (i.e., a 6% total match), which matching contributions are immediately vested. 401(k) plan participants are always fully vested with respect to their contributions to the plan.

Norway

Pension scheme. We maintain a defined contribution pension scheme for eligible employees, including Mr. Bergsvik, pursuant to which the employer contributes an amount corresponding to defined percentages of annual cash salary up to 12 times the base amount in the National Insurance, currently NOK 124 028, subject to annual adjustments. The pension scheme also provides for certain other elements such as disability pension. The pension scheme is within the basic requirements under Norwegian law (the Act on Defined Contribution Schemes) for tax favored pension schemes.

Contractual pension scheme (AFP). The AFP scheme covers employees in companies subject to a collective bargaining agreement that includes AFP regulations, including us. Mr. Bergsvik is eligible to participate in the AFP scheme. The AFP scheme provides additional lifelong pensions to employees. The employee must be at least 62 years old in order to start receiving the pension and fulfill certain mandatory requirements, including inter alia that the employee must be employed in a business party to the scheme when he or she reaches the age of 62 years and must have been employed in such business for at least seven of the last nine years. Employees receiving the AFP scheme can continue to work. The AFP scheme is financed by both the affiliated companies and the Norwegian government. Rules and requirements regarding pension rights and for the financing of the AFP scheme are laid out by the AFP statutes.

Potential payments upon termination or change in control

Each of the Named Executive Officers’ employment agreements provides for certain payments upon a termination of their employment.

Mr. Bergsvik

Either the Company or Mr. Bergsvik may terminate Mr. Bergsvik’s employment by providing the other party three months’ notice. If Mr. Bergsvik’s employment is terminated by the Company for a reason other than cause (as determined by the Company) or Mr. Bergsvik resigns as a result of the Company unilaterally implementing fundamental changes to his responsibilities or duties, the Company will pay Mr. Bergsvik an amount equal to six months’ base salary (the “Bergsvik Severance Payment”), which will be paid monthly in accordance with the Company’s regular payroll practices. Mr. Bergsvik is subject to post-termination non-competition and non-solicitation (of customers, suppliers, investors, other contract parties and employees) restrictions for a period of six months. In the event Mr. Bergsvik breaches any of these restrictive covenants, he will be required to repay the Company an amount equal to the Bergsvik Severance Payment and will be required to pay liquidated damages equal to one month’s base salary for each month of breach. Mr. Bergsvik is also subject to confidentiality restrictions.

Messrs. McGee and Rettig

Each of the McGee Employment Agreement and the Rettig Employment Agreement provides that, upon a termination of the employment of Messrs. McGee or Rettig, as applicable, for any reason, he will (i) receive (a) any earned but unpaid base salary, (b) accrued vacation pay, (c) reimbursement for any unreimbursed business expenses and (d) accrued and vested benefits under any employee benefit plan in which he participates (subject to the terms of the plan) and (ii) remain eligible to participate in any Company-sponsored health insurance plans in accordance with U.S. law.

In addition, if the employment of Messrs. McGee or Rettig, as applicable, is terminated without “Cause” or for “Good Reason” (each as defined in his employment agreement), he will be eligible to receive a lump sum payment equal to three times the sum of (a) his base salary and (b) his average annual cash bonus received for the last three years prior to termination. Additionally, any time-based equity, phantom or long-term incentive awards will become vested, and any performance-based equity, phantom or long-term equity incentive awards will remain outstanding and eligible to vest.

Messrs. McGee and Rettig are both subject to post-termination non-competition restrictions for a period of twelve months and to confidentiality restrictions.

Recovery of erroneously awarded compensation

Our board of directors will adopt a policy for the recovery of erroneously awarded compensation, or “clawback” policy, applicable to executive officers, which will become effective upon the consummation of this offering. The policy will implement the incentive-based compensation recovery provisions of the Dodd-Frank Act as required under the listing standards of Nasdaq, and will require recovery of incentive-based compensation received after the effectiveness of the policy by current or former executive officers during the three fiscal years preceding the date it is determined that the Company is required to prepare certain accounting restatements, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount required to be recovered will be the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

Additionally, our annual bonus program provides that, in the event any “material misconduct” results in any error in financial information used in the determination of annual bonus payments and the effect of the error was that it increased the amount of compensation paid, our board of directors may recover such increased amount. If there is a material restatement of our financial statements that affects the financial information used to determine the amount of annual bonus payments, our board of directors may take whatever action it deems appropriate to adjust such amounts. Material misconduct includes conduct that adversely affects the Company’s financial condition or results of operations or conduct that constitutes fraud or theft of Company assets, any of which requires the Company to make a restatement of its reported financial statements.

Compensation program following this offering

While we are still in the process of determining specific details of the compensation program that will take effect following this offering, as described above, we expect to generally continue the current compensation practices of HMH B.V. and its subsidiaries. We do, however, anticipate that, prior to the consummation of this offering, our board of directors will adopt, and our shareholders will approve, the HMH Holding Inc. 2024 Long-Term Incentive Plan (the “2024 LTIP”) pursuant to which we can reward certain directors, corporate officers, employees and consultants of the Company and its subsidiaries, including our Named Executive Officers, by enabling them to acquire our Class A common stock and to receive other compensation based on our Class A common stock or certain performance measures. The following description of the 2024 LTIP is based on the form we anticipate will be adopted and approved, but since the 2024 LTIP has not yet been adopted and approved, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2024 LTIP once adopted.

2024 LTIP

Purpose. The purposes of the 2024 LTIP will be to encourage participants to acquire a proprietary interest in the growth and the performance of the Company, to generate an increased incentive to contribute to the Company’s future success (thus enhancing the value of the Company for the benefit of its shareholders) and to enhance the ability of the Company and its subsidiaries to attract and retain exceptionally qualified individuals upon whom the sustained progress, growth and profitability of the Company, in large measure, depends.

Effectiveness. Subject to the adoption by our board of directors and our shareholders’ approval of the 2024 LTIP, the 2024 LTIP will become effective immediately prior to the consummation of this offering.

Eligibility. All employees, including any officers or employee-directors, consultants, independent contractors and other service providers of the Company and its subsidiaries, and all non-employee directors of the Company, will be eligible to participate in the 2024 LTIP.

Administration. The 2024 LTIP will be administered by our compensation committee. The compensation committee will have the power to interpret the 2024 LTIP and to adopt such rules and guidelines for implementing the 2024 LTIP’s terms. In addition, the compensation committee will determine which eligible participants receive awards under the 2024 LTIP and the type and terms thereof (such as the number of underlying shares of Class A common stock and any applicable vesting conditions). The compensation committee will have the authority to make any determination or take any action that it deems necessary or desirable to administer the 2024 LTIP and will have the sole discretion to interpret the 2024 LTIP and all award agreements. With limited exceptions, the compensation committee will be permitted to delegate its authority under the 2024 LTIP to one or more officers of the Company; provided, however, that the compensation committee will not be permitted to delegate to officers of the Company its authority to grant awards and to cancel or suspend awards for executive officers and directors of the Company who file reports under Section 16 of the Exchange Act.

Shares of Class A common stock available for awards. Subject to adjustment as described in the 2024 LTIP and below, a total of      shares of Class A common stock will initially be authorized for issuance under the 2024 LTIP, comprised of      shares of Class A common stock necessary to satisfy potential payments to holders of LTI Awards (such      shares of Class A common stock referred to herein as the “LTI Award Shares”) plus an additional      shares of Class A common stock (such      shares of Class A common stock referred to herein as the “Move Forward Grant Shares”), with the number of Move Forward Grant Shares increased on the first day of each fiscal year beginning with the      fiscal year, in an amount equal to the lesser of (i) five percent (5%) of the outstanding shares of Class A common stock on the last day of the immediately preceding fiscal year and (ii) such other number of shares as determined by our board of directors. LTI Award Shares will not be subject to the automatic increases described above, and, as described below, LTI Award Shares will not again become available for issuance under the 2024 LTIP. Shares of Class A common stock delivered pursuant to an award may consist of authorized and unissued shares, treasury shares or shares purchased on the open market or otherwise. All shares of Class A common stock available for issuance under the 2024 LTIP other than the LTI Award Shares may be issued as incentive stock options.

Share counting. If any shares of Class A common stock subject to an award are forfeited, an award expires or otherwise terminates without issuance of shares of Class A common stock, or an award is settled for cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the shares of Class A common stock subject to such award, in each case, where such award was granted with respect to Move Forward Grant Shares, then any such shares of Class A common stock subject to such award shall be added to the shares available for grant under the 2024 LTIP on a one-for-one basis. No LTI Award Shares shall be added back to the shares available for grant under the 2024 LTIP.

In the event that withholding tax liabilities arising from an award other than an option, SAR or LTI Award are satisfied by the tendering of shares or by the withholding of shares of Class A common stock by the Company, the shares of Class A common stock so tendered or withheld shall be added to the shares available for awards under the 2024 LTIP on a one-for-one basis. Notwithstanding anything to the contrary contained in the 2024 LTIP, the following shares of Class A common stock shall not be added to the shares authorized for grant under the 2024 LTIP: (i) the LTI Award Shares to the extent forfeited or otherwise not issued, (ii) shares tendered by the participant or withheld by the Company in payment of the purchase price of an option, (iii) shares (including LTI Award Shares) tendered by the participant or withheld by the Company to satisfy any tax withholding obligation with respect to options or SARs, (iv) shares subject to a SAR and (v) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options.

Per-person limitations on grants to non-employee directors. There will be an annual limit on non-employee director compensation set at $1,000,000 per non-employee director. This would include awards granted under the 2024 LTIP as well as cash or other compensation paid by the Company with respect to service as a non-employee director. In certain circumstances, the compensation committee may make an exception and grant compensation above this limit (up to an additional $750,000).

Types of awards under the 2024 LTIP. Pursuant to the 2024 LTIP, we may grant stock options (or “options”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”), performance awards, dividend equivalents, other stock-based awards and cash-based awards.

Each grant of an award under the 2024 LTIP will be evidenced by an award agreement or agreements, which will contain such terms and provisions as the compensation committee may determine, consistent with the 2024 LTIP. A brief description of the types of awards that may be granted under the 2024 LTIP is set forth below.

Stock options. Stock options granted under the 2024 LTIP may be non-qualified stock options or incentive stock options and, in each case, must have an exercise price per share that is not less than the fair market value of a share of our Class A common stock on the date of grant. The term of a stock option may not extend more than ten years after the date of grant. On the last trading day on which all or a portion of a stock option award may be exercised, if the per share price of our Class A common stock exceeds the then fair market value per share of our Class A common stock, the participant will be deemed to have automatically exercised such option, and the Company will reduce the number of shares of Class A common stock issued to the participant to satisfy payment of the applicable exercise price and the minimum tax withholding obligation arising from such exercise.

Stock appreciation rights. A SAR is a right to receive from us an amount equal to the spread between the grant price and the value of our Class A common stock on the date of exercise. The base price of a SAR may not be less than the fair market value of a share of our Class A common stock on the date of grant. The term of a SAR may not extend more than ten years from the date of grant.

Restricted stock awards. Restricted stock awards are awards of non-transferable shares of our Class A common stock that are subject to certain vesting conditions and other restrictions. Any dividends credited with respect to a restricted stock award will be subject to the same vesting conditions that apply to the restricted stock award and will, if vested, be delivered or paid at the same time as the award.

Restricted stock units. RSUs are promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares (i.e., dividend equivalents). Any such dividend equivalents will be subject to the same vesting conditions that apply to the RSUs and will, if vested, be delivered or paid at the same time as the award.

Performance awards. A performance award is an award whereby the grant, issuance, retention, exercisability, vesting and/or transferability of the award is subject to such performance criteria as the compensation committee may designate. Performance awards may be denominated or payable in cash, shares (including restricted stock awards), other securities or other awards and shall confer on the participant rights valued as determined by the compensation committee and payable to, or exercisable by, the participant, in whole or in part, upon the achievement of such performance goals during such performance period as specified by the compensation committee.

Dividend equivalents. The compensation committee may, in connection with awards other than stock options and SARs, grant the right to receive dividend equivalents paid on shares of our Class A common stock, which will be subject to the same vesting conditions that apply to the award and will, if vested, be delivered or paid at the same time as the award.

Substitute awards. Awards may be granted under the 2024 LTIP in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger with the Company or any subsidiary (such awards, “Substitute Awards”). Substitute Awards will not reduce the number of shares of Class A common stock authorized for issuance under the 2024 LTIP, nor will shares of Class A common stock underlying Substitute Awards be added to the shares authorized for issuance under the 2024 LTIP in the same manner certain non-Substitute Awards may be added, as described under “—Share counting” above.

Other stock-based awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our Class A common stock.

Cash awards. Cash awards may be granted as an element of, or supplemental to, any other award granted under the 2024 LTIP.

Adjustments.

Anti-dilution adjustments. In the event of certain corporate transactions affecting the Company’s outstanding Class A common stock, such as a dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or similar equity restructuring transaction, the compensation committee will make such adjustments as it deems appropriate to prevent dilution or enlargement of plan benefits. This could include changes to the number and type of shares to be issued under the 2024 LTIP and outstanding awards, the exercise price of outstanding awards and plan and per-person limits on the number of shares that can be granted.

Performance criteria adjustments. The compensation committee may adjust performance award criteria in recognition of unusual or infrequently recurring events affecting the Company or its financial statements or of changes in applicable laws, regulations or accounting principles, or for other reasons in its sole discretion. In its sole discretion, the compensation committee may increase or, prior to a change in control only, decrease amounts payable under performance awards to reflect such factors as the compensation committee deems relevant.

Acquisition-related adjustments. The compensation committee may also adjust award terms in connection with business acquisitions in which the Company assumes outstanding employee awards or the right to make future awards.

Adjustments for certain unusual or nonrecurring events. The compensation committee may make adjustments to the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events that affect the Company, any of its subsidiaries or the financial statements of the Company or any subsidiary, or changes in applicable laws, regulations or accounting principles, in each case, whenever the compensation committee determines that such adjustments are appropriate to prevent dilution or enlargement of plan benefits.

Change in control. In the event of a change in control (as defined in the 2024 LTIP), and except as otherwise set forth in an award agreement, the compensation committee, in its sole discretion, may take such actions, if any, as it deems necessary or desirable with respect to any award that is outstanding. Such actions may include, without limitation: the acceleration of the vesting, settlement and/or exercisability of an award; the payment of a cash amount in exchange for the cancellation of an award; the cancellation of options and/or SARs without the payment of consideration therefor if the exercise price of such options and/or SARs equals or exceeds the price paid for a share in connection with the change in control; and/or the issuance of Substitute Awards that substantially preserve the value, rights and benefits of any affected awards.

Non-U.S. participants. The compensation committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the 2024 LTIP to accommodate the specific requirements of local laws, procedures and practices with respect to individuals outside of the United States who are eligible to participate in the 2024 LTIP.

Prohibition on repricing. Except in connection with a corporate transaction or adjustment described in the 2024 LTIP, the terms of outstanding options or SARs that have an exercise or purchase price in excess of the fair market value of a share may not be amended to reduce the exercise or purchase price of such awards, and any such outstanding awards may not be exchanged for cash or property, or other awards, in each case unless approved by shareholders.

Duration. Unless earlier terminated by our board of directors as set forth in the 2024 LTIP and described below, no award may be granted under the 2024 LTIP after the tenth anniversary of the date the 2024 LTIP becomes effective.

Amendment and termination. Our board of directors may amend, alter, suspend, discontinue or terminate the 2024 LTIP, in whole or in part, without approval of the Company’s shareholders unless required by law, regulation or the stock exchange on which the Company is listed. Notwithstanding, shareholder approval will be required for amendments that increase the total number of shares available for awards under the 2024 LTIP (except as set forth under “—Adjustments”) and with respect to stock option repricing (except as excluded under “—Adjustments”). The compensation committee may amend, alter, suspend, discontinue or terminate any awards, prospectively or retroactively, so long as such amendment, alteration, suspension, discontinuance or termination does not impair the rights of any participant without the participant’s consent; provided, however, that no participant consent will be required with respect to any amendment or alteration if the compensation committee determines in its sole discretion that such amendment or alteration either is required or advisable to satisfy or conform to any law or regulation or to meet the requirements of any accounting standard or is not reasonably likely to significantly diminish the benefits provided under the award.

Director compensation table

The members of our board of directors have not received any compensation from HMH B.V. prior to this offering. No arrangements have been entered into relating to payment of compensation by the Company to members of our board of directors after this offering. In connection with this offering, we expect that our board of directors will establish a compensation package for non-executive members of our board of directors.

Security ownership of certain beneficial owners and management

The following table sets forth information, as of August 12, 2024, with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;
•	each of our director nominees;
•	each of our named executive officers; and
•	all of our director nominees and executive officers as a group.

We have granted the underwriters the option to purchase a maximum of      additional shares of Class A common stock.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o HMH Holding Inc., 3300 North Sam Houston Parkway East, Houston, Texas 77032.

	Shares beneficially owned prior to the offering(1)(2)		Shares beneficially owned after the offering (assuming no exercise of the underwriters’ option to purchase additional shares)						Shares beneficially owned after the offering (assuming exercise in full of the underwriters’ option to purchase additional shares)
	HMH B.V. ordinary shares		Class A common stock(3)		Class B common stock(3)		Combined voting power(4)		Class A common stock(3)		Class B common stock(3)		Combined voting power(4)
Name of beneficial owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%

5% Shareholders:
Baker Hughes Holdings LLC(5)	100	50.0%
Akastor ASA(6)	100	50.0%

Director Nominees and Named Executive Officers:
Eirik Bergsvik(7)	—	0.0%
Thomas W. McGee(8)	—	0.0%
Dwight W. Rettig(9)	—	0.0%
Judson E. Bailey(10)	—	0.0%
Karl Erik Kjelstad(11)	—	0.0%
Kristian M. Røkke(12)	—	0.0%
Nancy K. Buese(13)	—	0.0%
(14)	—	0.0%
(15)	—	0.0%
(16)	—	0.0%
Director Nominees and Executive Officers as a Group (13 persons)	—	0.0%

*	Represents beneficial ownership of less than 1%.

(1)	Prior to this offering, each of the Principal Shareholders holds 50.0% of HMH B.V.’s ordinary shares, consisting of an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares.

(2)	Shares subject to unvested Founders’ Awards, 2022 LTI Awards and 2023 LTI Awards are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for such person holding such Founders’ Awards, 2022 LTI Awards and 2023 LTI Awards because vesting remains subject to consummation of this offering.

(3)	Under the Exchange Agreement, each Principal Shareholder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (ii) an equivalent amount of cash, based on the trailing -day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Shareholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (b) an equivalent amount of cash, based on the trailing -day VWAP prior to the redemption date. Our decision to mutually agree with a Principal Shareholder on whether to make a cash payment upon such Principal Shareholder’s redemption election will be made by our independent directors (within the meaning of the Nasdaq listing rules). Under the Exchange Agreement, Akastor will, subject to certain limitations, also have the right, pursuant to the Hybrid Redemption Right (and in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing -day VWAP prior to the exchange date. Our decision to mutually agree with a Principal Shareholder on whether to make a cash payment upon such Principal Shareholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. In connection with any redemption of B.V. Non-Voting Shares and our Class B common stock pursuant to the Redemption Right, acquisition of B.V. Non-Voting Shares and our Class B common stock pursuant to our Call Right or acquisition of B.V. Non-Voting Class A Shares (indirectly through the acquisition of Mercury HoldCo Inc. shares), B.V. Non-Voting Class B Shares and our Class B common stock pursuant to the Hybrid Redemption Right, the corresponding number of shares of our Class B common stock will be cancelled. See “Certain relationships and related party transactions—Exchange Agreement.”

(4)	Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Each Principal Shareholder will hold one share of our Class B common stock for each bundle of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that it holds. Each share of Class B common stock has no economic rights but entitles the holder thereof to one vote on all matters on which shareholders of HMH Inc. are entitled to vote generally. Accordingly, the Principal Shareholders collectively have a number of votes in HMH Inc. equal to the number of bundles of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that they hold.

(5)	Prior to this offering, consists of 50% of the B.V. Voting Class A Shares and 50% of the B.V. Voting Class B Shares held directly by Baker Hughes Holdings LLC, a wholly owned subsidiary of Baker Hughes Company. Baker Hughes Company holds ultimate voting and investment power over the equity interests held by Baker Hughes Holdings LLC. The address of Baker Hughes Company is 575 N. Dairy Ashford Rd., Suite 100, Houston, Texas 77079.

(6)	Prior to this offering, consists of (i) 50% of the B.V. Voting Class B Shares held directly by Akastor AS, a wholly owned subsidiary of Akastor ASA, and (ii) 50% of the B.V. Voting Class A Shares held directly by Mercury HoldCo Inc., a wholly owned subsidiary of Akastor ASA. The board of directors of Akastor ASA holds ultimate voting and investment power over the equity interests held by Akastor AS and Mercury HoldCo Inc. The address of Akastor ASA is Oksenøyveien 10, 1366 Lysaker, Norway.

(7)	Consists of .

(8)	Consists of .

(9)	Consists of .

(10)	Consists of .

(11)	Consists of .

(12)	Consists of .

(13)	Consists of .

(14)	Consists of .

(15)	Consists of .

(16)	Consists of .

Corporate reorganization

Overview

HMH Inc. was incorporated as a Delaware corporation and wholly owned subsidiary of HMH B.V. in April 2024. Immediately prior to this offering and the corporate reorganization, the Principal Shareholders will collectively own all of the equity interests in HMH B.V.

Following this offering and the corporate reorganization, HMH Inc. will be a holding company whose sole material asset will consist of a   % equity interest in HMH B.V., with such equity interest consisting of      B.V. Voting Class A Shares and      B.V. Voting Class B Shares. HMH B.V. will continue to wholly own all of our operating assets. After the consummation of the transactions contemplated by this prospectus, HMH Inc. will own all of the B.V. Voting Shares.

In connection with this offering:

•

HMH B.V. will undergo a      for 1 stock split, after which Baker Hughes will own      B.V. Voting Class A Shares and      B.V. Voting Class B Shares and Akastor will own      B.V. Voting Class A Shares and      B.V. Voting Class B Shares;

•	HMH B.V. will recapitalize to convert (i) B.V. Voting Class A Shares to B.V. Non-Voting Class A Shares and (ii) B.V. Voting Class B Shares to B.V. Non-Voting Class B Shares;

•	HMH Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

•

Baker Hughes will sell      B.V. Voting Class A Shares and      B.V. Voting Class B Shares to HMH Inc. in exchange for $     in cash and will receive      shares of our Class B common stock in exchange for relinquishing voting rights on     of its B.V. Voting Class A Shares and     of its B.V. Voting Class B Shares;

•

Akastor will sell      B.V. Voting Class A Shares and      B.V. Voting Class B Shares to HMH Inc. in exchange for $     in cash and will receive      shares of our Class B common stock in exchange for relinquishing voting rights on     of its B.V. Voting Class A Shares and     of its B.V. Voting Class B Shares; and

•

HMH Inc. will contribute, directly or indirectly, the remaining net proceeds from this offering to HMH B.V. in exchange for newly issued B.V. Voting Shares, consisting of      B.V. Voting Class A Shares and      B.V. Voting Class B Shares, such that, after the exchange, HMH Inc. will hold, after taking into account the B.V. Voting Shares acquired from Baker Hughes and/or Akastor, one B.V. Voting Class A Share and one B.V. Voting Class B Share, respectively, for each share of our Class A common stock outstanding following this offering.

After giving effect to these transactions and this offering and the application of the net proceeds therefrom and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to giving effect to the vesting of any LTI Awards that may vest in connection with this offering, the reservation of shares of Class A common stock under the 2024 LTIP, the grant of awards thereunder in connection with this offering and any future redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares) pursuant to the Exchange Agreement:

•

the Principal Shareholders, collectively, will own all of the shares of our Class B common stock, representing   % total voting power of our capital stock, and will own all of the B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Baker Hughes will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Akastor will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•	the investors in this offering, collectively, will own all of the shares of our Class A common stock, representing % total voting power of our capital stock; and

•	HMH Inc. will own all of the B.V. Voting Shares, representing a % equity interest in HMH B.V., which will represent 100% total voting power of the equity in HMH B.V.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock:

•

the Principal Shareholders, collectively, will own all of the shares of our Class B common stock, representing   % total voting power of our capital stock, and will own all of the B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Baker Hughes will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Akastor will own     shares of our Class B common stock, representing   % total voting power of our capital stock, and will own     B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•	the investors in this offering, collectively, will own all of the shares of our Class A common stock, representing % total voting power of our capital stock; and

•	HMH Inc. will own all of the B.V. Voting Shares, representing a % equity interest in HMH B.V., which will represent 100% total voting power of the equity in HMH B.V.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters on which shareholders are entitled to vote generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange.

Following this offering, under the Exchange Agreement, each Principal Shareholder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (ii) an equivalent amount of cash, based on the trailing    -day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Shareholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (b) an equivalent amount of cash, based on the trailing    -day VWAP prior to the redemption date.

Under the Exchange Agreement, Akastor will, subject to certain limitations, also have the right, pursuant to the Hybrid Redemption Right (and in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing    -day VWAP prior to the exchange date.

Our decision to mutually agree with a Principal Shareholder on whether to make a cash payment upon such Principal Shareholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by HMH Inc. of interests in HMH B.V. for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code.

In connection with any redemption of B.V. Non-Voting Shares and our Class B common stock pursuant to the Redemption Right, acquisition of B.V. Non-Voting Shares and our Class B common stock pursuant to our Call Right or acquisition of B.V. Non-Voting Class A Shares (indirectly through the acquisition of Mercury HoldCo Inc. shares), B.V. Non-Voting Class B Shares and our Class B common stock pursuant to the Hybrid Redemption Right, the corresponding number of shares of our Class B common stock will be cancelled. See “Certain relationships and related party transactions—Exchange Agreement.” The Principal Shareholders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain relationships and related party transactions—Registration Rights Agreement.”

In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the Principal Shareholders. The Tax Receivable Agreement will generally provide for the payment by us to the Principal Shareholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each Principal Shareholder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all of such Principal Shareholder’s B.V. Voting Shares in connection with this offering or any portion of such Principal Shareholder’s B.V. Non-Voting Shares pursuant to the exercise of the Redemption Right or our Call Right, (ii) the utilization of certain NOLs of Mercury HoldCo Inc. in the event that we acquire Mercury HoldCo Inc. shares pursuant to the exercise of the Hybrid Redemption Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Payments will generally be made the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. We will be dependent on HMH B.V. to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement.

HMH Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk factors—Risks related to this offering and ownership of our Class A common stock” and “Certain relationships and related party transactions—Tax Receivable Agreement.”

The following diagram indicates our corporate structure immediately preceding this offering and the transactions related thereto:

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock) and prior to giving effect to the vesting of any LTI Awards that may vest in connection with this offering, the reservation of shares of Class A common stock under the 2024 LTIP, the grant of awards thereunder in connection with this offering and any future redemptions of B.V. Non-Voting Shares and acquisitions of Mercury HoldCo Inc. shares pursuant to the Exchange Agreement:

Offering

Only Class A common stock will be sold to investors in this offering. Immediately following this offering, there will be     shares of our Class A common stock,     shares of our Class B common stock,     B.V. Voting Class A Shares,     B.V. Voting Class B Shares,      B.V. Non-Voting Class A Shares and      B.V. Non-Voting Class B Shares outstanding.

We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $     million. We intend to (i) use $     million of the net proceeds from this offering to pay the cash consideration portion of the purchase price to purchase an aggregate    B.V. Voting Class A Shares and    B.V. Voting Class B Shares from Baker Hughes and/or Akastor pursuant to the corporate reorganization (see “Corporate reorganization”)

and (ii) contribute all of the remaining net proceeds from this offering to HMH B.V. in exchange for a number of B.V. Voting Class A Shares and B.V. Voting Class B Shares such that the number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, respectively, held by us (taking into account the B.V. Voting Class A Shares and B.V. Voting Class B Shares acquired by us from the Principal Shareholders pursuant to the corporate reorganization) equals the number of shares of Class A common stock sold by us in the offering. HMH B.V. intends to use $     million of the net proceeds received by it to repay all of the outstanding principal and accrued and unpaid interest under the Shareholder Loans from Baker Hughes Holdings LLC and Akastor AS, which totaled $125.0 million as of June 30, 2024, and any remaining amounts for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to contribute all of the additional net proceeds to HMH B.V. in exchange for an additional      B.V. Voting Class A Shares and     B.V. Voting Class B Shares. HMH B.V. intends to use such additional net proceeds for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. See “Use of proceeds.”

After giving effect to the corporate reorganization and this offering and the application of the net proceeds therefrom and assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to giving effect to the vesting of any LTI Awards that may vest in connection with this offering, the reservation of shares of Class A common stock under the 2024 LTIP, the grant of awards thereunder in connection with this offering and any future redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares) pursuant to the Exchange Agreement:

•

the investors in this offering, collectively, will own      shares of our Class A common stock (or      shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	HMH Inc. will own B.V. Voting Class A Shares and B.V. Voting Class B Shares;

•	Baker Hughes will own shares of our Class B common stock, B.V. Non-Voting Class A Shares and B.V. Non-Voting Class B Shares;

•	Akastor will own shares of our Class B common stock, B.V. Non-Voting Class A Shares and B.V. Non-Voting Class B Shares;

•

the investors in this offering, collectively, will own   % of the total voting power of our capital stock (or   % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Baker Hughes will own % of the total voting power of our capital stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	Akastor will own % of the total voting power of our capital stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding company structure

Our post-offering organizational structure will allow the Principal Shareholders to retain their equity ownership in HMH B.V., a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in HMH Inc., and HMH Inc. is classified as a domestic corporation for U.S. federal income tax purposes. The Principal Shareholders and HMH Inc. will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of HMH B.V.

In addition, pursuant to HMH Inc.’s amended and restated certificate of incorporation and the HMH B.V. Partnership Agreement, HMH Inc.’s capital structure and the capital structure of HMH B.V. will generally replicate one another and will provide for customary anti-dilution mechanisms in order to maintain the one-for-one redemption ratio between the B.V. Shares and HMH Inc.’s Class A common stock, among other things.

The holders of B.V. Shares, including HMH Inc., will be allocated their proportionate share of any taxable income or loss of HMH B.V. and will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of HMH B.V. The HMH B.V. Partnership Agreement will provide, to the extent cash is available, for generally pro rata distributions to the holders of B.V. Shares in an amount generally intended to allow such holders to satisfy their respective income tax liabilities with respect to their allocable share of the income of HMH B.V., based on certain assumptions and conventions, provided that, under applicable tax rules, HMH B.V. is required to allocate net income disproportionately to its shareholders in certain circumstances, and we intend to cause HMH B.V. to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses.

Certain relationships and related party transactions

Exchange Agreement

In connection with this offering, we will enter into the Exchange Agreement with HMH B.V. and the Principal Shareholders. Under the Exchange Agreement, each Principal Shareholder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (ii) an equivalent amount of cash, based on the trailing    -day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) will have the right, pursuant to the Call Right, to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Shareholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (b) an equivalent amount of cash, based on the trailing    -day VWAP prior to the redemption date.

Under the Exchange Agreement, Akastor will, subject to certain limitations, also have the right, pursuant to the Hybrid Redemption Right (and in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing    -day VWAP prior to the exchange date.

Our decision to mutually agree with a Principal Shareholder on whether to make a cash payment upon such Principal Shareholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. The parties will agree to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by HMH Inc. of interests in HMH B.V. for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code. Following a period that is 180 days after the date of this prospectus, each Principal Shareholder will be permitted to exercise its Redemption Right, and Akastor will be permitted to exercise its Hybrid Redemption Right, on a quarterly basis and on such other dates determined by HMH B.V., provided that Akastor will not be permitted to exercise its Redemption Right at any time after it has exercised its Hybrid Redemption Right. As a Principal Shareholder causes its B.V. Non-Voting Shares (and, if applicable, Mercury HoldCo Inc. shares) to be redeemed pursuant to the Redemption Right or the Hybrid Redemption Right, our direct or indirect equity interest in HMH B.V. will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased and the number of shares of Class B common stock outstanding will be reduced.

The form of Exchange Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Exchange Agreement is qualified in its entirety by reference thereto.

HMH B.V. Partnership Agreement

In connection with this offering, we will enter into the HMH B.V. Partnership Agreement with HMH B.V. and the Principal Shareholders. Under the HMH B.V. Partnership Agreement, subject to the obligation of HMH B.V. to make tax distributions and to reimburse HMH Inc. for its corporate and other overhead expenses, HMH Inc. will have the right to determine when distributions will be made to the holders of B.V. Shares and the amount of any such distributions. Following this offering, if HMH Inc. authorizes a distribution, such distribution will be made to the holders of B.V. Shares on a pro rata basis in accordance with their respective percentage ownership of B.V. Shares.

The holders of B.V. Shares, including HMH Inc., will be allocated their proportionate share of any taxable income or loss of HMH B.V. and will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of HMH B.V. Net profits and net losses of HMH B.V. generally will be allocated to holders of B.V. Shares on a pro rata basis in accordance with their respective percentage ownership of B.V. Shares, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. Additionally, for a discussion of the tax attributes created by the corporate reorganization and our entry into the Tax Receivable Agreement in connection with this offering, please see “—Tax Receivable Agreement.”

To the extent HMH B.V. has available cash and subject to the terms of any current and future debt instruments, we intend to cause HMH B.V. to make (i) generally pro rata distributions to its shareholders, including us, in an amount sufficient to allow its shareholders to pay taxes on their allocable share of HMH B.V.’s taxable income and to allow us to make payments under the Tax Receivable Agreement we will enter into with the Principal Shareholders in connection with the closing of this offering and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. Under applicable tax rules, HMH B.V. is required to allocate net taxable income disproportionately to its shareholders in certain circumstances. The amount of tax distributions will be determined based on an assumed tax rate.

The HMH B.V. Partnership Agreement will provide that, except as otherwise determined by us or in connection with the exercise of HMH Inc.’s Call Right pursuant to the Exchange Agreement, at any time HMH Inc. issues a share of its Class A common stock (including any shares of Class A common stock issued pursuant to any long-term incentive plan (including the 2024 LTIP), phantom incentive award (including the LTI Awards) or equity award) or any other equity security, the net proceeds, if any, received by HMH Inc. with respect to such issuance shall be concurrently invested in HMH B.V., and HMH B.V. shall issue to HMH Inc. one B.V. Voting Class A Share and one B.V. Voting Class B Share or other economically equivalent equity interest. Conversely, if at any time any shares of HMH Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, HMH B.V. shall redeem, repurchase or otherwise acquire an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares held by HMH Inc., upon the same terms and for the same price, as the shares of HMH Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired.

We intend to limit the number of shareholders of HMH B.V., and the HMH B.V. Partnership Agreement will provide for limitations on the ability of the HMH B.V. shareholders to transfer their B.V. Shares and will provide us, as owner of all B.V. Voting Shares, with the right to impose restrictions (in addition to those already in place) on the ability of shareholders of B.V. Non-Voting Shares to cause HMH B.V. to acquire their B.V. Non-Voting Shares pursuant to the Redemption Right to the extent we believe it is necessary to ensure that HMH B.V. will continue to be treated as a partnership for U.S. federal income tax purposes.

Under the HMH B.V. Partnership Agreement, the shareholders of HMH B.V. have agreed that the Principal Shareholders and their affiliates will be permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with any client of ours.

HMH B.V. will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve HMH B.V. Upon dissolution, HMH B.V. will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are shareholders of HMH B.V.) in satisfaction of the liabilities of HMH B.V., (ii) second, to establish cash reserves for contingent or unforeseen liabilities and (iii) third, to the shareholders of HMH B.V. in proportion to the number of B.V. Shares owned by each of them.

The form of HMH B.V. Partnership Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the HMH B.V. Partnership Agreement is qualified in its entirety by reference thereto.

Tax Receivable Agreement

In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the Principal Shareholders. As described in “Corporate reorganization,” HMH Inc. will acquire      B.V. Voting Class A Shares and      B.V. Voting Class B Shares from the Principal Shareholders in connection with this offering in exchange for $     in cash and     shares of our Class B common stock. In addition, each Principal Shareholder may cause us to acquire all or a portion of its B.V. Non-Voting Shares (or, in the case of Akastor, all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares), together with all or an equal portion of its shares of our Class B common stock, for shares of Class A common stock in the future pursuant to the Redemption Right, the Call Right or the Hybrid Redemption Right. HMH B.V. intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of B.V. Non-Voting Shares pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of B.V. Voting Shares for cash as a part of the corporate reorganization and acquisitions of B.V. Non-Voting Shares pursuant to the Redemption Right or the Call Right is expected to create basis adjustments with respect to our allocable share of the assets of HMH B.V. that would not have been available to us absent our acquisition or deemed acquisition of B.V. Shares as part of the corporate reorganization or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) HMH Inc.’s depreciation, depletion and amortization deductions and may also decrease HMH Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of cash tax that HMH Inc. would otherwise be required to pay in the future. If Akastor exercises the Hybrid Redemption Right, then we will acquire Mercury HoldCo Inc. shares and, as a result, we will directly or indirectly benefit from any NOLs of Mercury HoldCo Inc. (subject to any limitations under applicable tax law, including Section 382). The anticipated NOLs are expected to reduce the amount of cash tax that Mercury HoldCo Inc. (or, in certain circumstances, HMH Inc.) would otherwise be required to pay in the future in the absence of such NOLs.

The Tax Receivable Agreement will generally provide for the payment by us to the Principal Shareholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each Principal Shareholder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all of such Principal Shareholder’s B.V. Voting Shares in connection with this offering or any portion of such Principal Shareholder’s B.V. Non-Voting Shares pursuant to the exercise of the Redemption Right or our Call Right, (ii) the utilization of certain

NOLs of Mercury HoldCo Inc. in the event that we acquire Mercury HoldCo Inc. shares pursuant to the exercise of the Hybrid Redemption Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Under the Tax Receivable Agreement, we will retain the benefit of the remaining 15% of these cash savings. The rights of the Principal Shareholders to receive payment under the Tax Receivable Agreement are not assignable, except for assignments to such Principal Shareholder’s affiliates or in connection with the assignment of B.V. Non-Voting Shares in accordance with the HMH B.V. Partnership Agreement.

The payment obligations under the Tax Receivable Agreement are HMH Inc.’s obligations and not obligations of HMH B.V., and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing HMH Inc.’s actual tax liability (determined by using the actual applicable U.S. federal, state, local and foreign income tax rates and franchise tax rates) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including the timing of the redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares), the price of our Class A common stock at the time of each redemption or acquisition, the extent to which such redemptions are taxable transactions, the amount of each Principal Shareholder’s tax basis in its B.V. Non-Voting Shares at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the utilization of certain NOL carryovers (in the event we acquire Mercury Holdco Inc. shares), the amount and timing of the utilization of tax attributes, the amount and timing of taxable income we generate in the future, the U.S. federal, state, local and foreign income tax rates and franchise tax rates then applicable and the portion of HMH Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

We expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming an initial public offering price of $     per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus)), the estimated termination payments would be approximately $     million (calculated using a discount rate equal to     , applied against an undiscounted liability of approximately $     million based on a 21% U.S. federal corporate income tax rate under the Tax Cuts and Jobs Act of 2017, and applicable state and local income tax rates).

A delay in the timing of redemptions of B.V. Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares), holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced if allocations of HMH B.V. taxable income exceed distributions and allocations of losses to the redeeming shareholder prior to the redemption. Stock price increases or decreases at the time of each redemption of B.V. Shares would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to   % of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon HMH Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If HMH Inc.’s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of HMH Inc.’s future income tax liabilities.

The foregoing amounts are merely estimates, and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the Tax Receivable

Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or (ii) distributions to HMH Inc. by HMH B.V. are not sufficient to permit HMH Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

In addition, although we are not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the Principal Shareholders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to the Principal Shareholders will be netted against payments that would otherwise be made to the Principal Shareholders, if any, after our determination of such excess. As a result, in such circumstances, HMH Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.”

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to continue for 16 years after the date of the last redemption of the B.V. Non-Voting Shares. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than     years. Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of     ). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement will provide that, in the event that we breach any of our material obligations under it, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to a change of control (as defined in the Tax Receivable Agreement) or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the Principal Shareholders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the Principal Shareholders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of B.V. Shares may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of B.V. Shares may increase the Principal Shareholders’ tax liability without giving rise to any rights of the Principal Shareholders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the Principal Shareholders and other shareholders.

Any deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of     . We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of HMH B.V. to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of HMH B.V.’s subsidiaries to make distributions to it. The ability of HMH B.V., its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Dutch law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by HMH B.V. or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we plan to enter into a registration rights agreement with affiliates of Baker Hughes and Akastor (the “Registration Rights Agreement”). We expect that the Registration Rights Agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by affiliates of Baker Hughes and Akastor or permitted transferees, as more fully described below.

The Registration Rights Agreement will include provisions by which we agree that, at any time after the 180-day lock-up period, as described in “Underwriting,” and subject to certain limitations, each of Baker Hughes and Akastor will have the right to require us to prepare and file a registration statement registering the offer and sale of their shares of our Class A common stock. Generally, we will be required to provide notice of the request to certain other holders of our Class A common stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, each of Baker Hughes and Akastor will be entitled to make three demands per calendar year that we register such securities.

In addition, each of Baker Hughes and Akastor (together with any person to whom rights under the Registration Rights Agreement are assigned in accordance therewith, the “RRA Holders”) will have certain “piggy-back” registration rights in the event that we propose to file a registration statement with respect to an offering of our equity securities for our own account or for the account of our shareholders pursuant to which we would be required to notify the RRA Holders and allow them to register for sale a number of their registrable securities as they may request in writing, subject to certain exceptions. Furthermore, not later than 180 days after the date the Registration Rights Agreement is executed, we will be required to prepare and file with the SEC a shelf registration statement on Form S-3 (or, if Form S-3 is not available to be used by us at such time, on Form S-1 or another appropriate form permitting the registration of such registrable securities for resale) to permit the public resale of all of the registrable securities thereunder in accordance with the terms of the Registration Rights Agreement.

We will not be obligated to effect a demand registration or an underwritten offering within 90 days after any other demand registration and will not be obligated to effect an underwritten offering pursuant to a resale shelf registration statement within 90 days after any other underwritten offering pursuant to a resale shelf registration statement, subject to certain requirements.

The Registration Rights Agreement will also generally obligate us to cooperate reasonably with and take such customary actions as may be reasonably requested by the RRA Holders in connection with the registration of registrable securities.

These registration rights will be subject to certain conditions and limitations, and we will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement will also require us to indemnify the RRA Holders against certain liabilities under the Securities Act.

The form of Registration Rights Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Shareholders’ Agreement

HMH B.V. is party to a shareholders’ agreement, dated as of October 1, 2021 (the “Existing Shareholders’ Agreement”), with Baker Hughes Holdings LLC, Akastor ASA, Akastor AS and Mercury HoldCo Inc. In connection with the closing of this offering, the Existing Shareholders’ Agreement will be terminated and we will enter into a new shareholders’ agreement (the “Shareholders’ Agreement”) with the Principal Shareholders. Among other things, the Shareholders’ Agreement will provide each of the Principal Shareholders with the right to designate nominees to our board of directors as follows:

•	so long as Baker Hughes and its affiliates collectively beneficially own at least shares of our common stock, Baker Hughes can designate two nominees to our board of directors;

•	so long as Baker Hughes and its affiliates collectively beneficially own at least but less than shares of our common stock, Baker Hughes can designate one nominee to our board of directors;

•	so long as Akastor and its affiliates collectively beneficially own at least shares of our common stock, Akastor can designate two nominees to our board of directors; and

•	so long as Akastor and its affiliates collectively beneficially own at least but less than shares of our common stock, Akastor can designate one nominee to our board of directors.

Pursuant to the Shareholders’ Agreement, we will be required to (i) include the Principal Shareholder nominees on each slate of director nominees for election in our annual meeting or special meeting proxy statement (or consent solicitation or similar document), (ii) recommend the election of such nominees to our shareholders and (iii) otherwise use our reasonable best efforts to cause such nominees to be elected to our board of directors. Each Principal Shareholder will also have the exclusive right to remove its respective designees and to fill vacancies created by the removal or resignation of its designees (unless such Principal Shareholder does not have the requisite ownership to fill such vacancies).

In addition, if we establish any committee of our board of directors other than the audit committee, the compensation committee or the nominating and governance committee, such committee will consist of at least one director nominated by each Principal Shareholder if requested by such Principal Shareholder and only if such Principal Shareholder is then entitled to nominate at least one director to our board of directors.

Furthermore, for so long as a Principal Shareholder and its affiliates collectively beneficially own at least    shares of our common stock, any increase or decrease to the size of our board of directors or amendment, modification or waiver of our amended and restated bylaws that relates to the size of our board of directors will require the prior written consent of such Principal Shareholder.

The Shareholders’ Agreement will also provide each Principal Shareholder with certain information rights.

The form of Shareholders’ Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Shareholders’ Agreement is qualified in its entirety by reference thereto.

Indemnification agreements

We expect to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Shareholder Loans

On October 1, 2021, HMH B.V. entered into the Shareholder Loan Agreement with Baker Hughes Holdings LLC and Akastor AS to finance its operating and finance activities. Baker Hughes Holdings LLC provided the $80.0 million Baker Hughes Shareholder Loan under the Shareholder Loan Agreement, and Akastor AS provided the $20.0 million Akastor Shareholder Loan under the Shareholder Loan Agreement. The Shareholder Loans mature on October 1, 2025. As of June 30, 2024, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $125.0 million, which included $99.7 million outstanding under the Baker Hughes Shareholder Loan and $25.3 million outstanding under the Akastor Shareholder Loan. HMH B.V. also agreed to pay Baker Hughes and Akastor for certain deferred tax assets related to the contributed businesses in the amounts of approximately $155,000 and $413,000, respectively, with such payment made by way of an increase to the Shareholder Loans. Such additional amounts relating to deferred tax assets are not reflected in the Shareholder Loans’ balances as of June 30, 2024. The Shareholder Loans bear interest at a rate of 8.0% per annum. The Shareholder Loans are unsecured. The Shareholder Loan Agreement includes certain restrictive covenants that may limit our ability to, among other things, incur additional indebtedness or make or declare dividends. The Shareholder Loan Agreement contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Shareholder Loan Agreement, the lenders will be able to accelerate the maturity of the Shareholder Loans and exercise other rights and remedies. Subject to certain notice requirements, HMH B.V. may voluntarily prepay outstanding loans under the Shareholder Loan Agreement in whole or in part without premium or penalty.

We intend to contribute a portion of the net proceeds from this offering to HMH B.V., and HMH B.V. intends to use $     million of the net proceeds received by it to repay all of the outstanding principal and accrued and unpaid interest under the Shareholder Loans, which totaled $125.0 million as of June 30, 2024. See “Use of proceeds.”

Shareholder Note

On March 17, 2023, HMH B.V. entered into a note with Baker Hughes Holdings LLC and Akastor AS (the “Shareholder Note”) whereby HMH B.V. extended credit in the principal amount of $3.45 million to Baker Hughes Holdings LLC and $3.49 million to Akastor AS. The Shareholder Note matures on October 1, 2024 and accrues interest at a rate of 8.0% per annum. Subject to certain notice requirements, Baker Hughes Holdings LLC and Akastor AS may voluntarily prepay the Shareholder Note in whole or in part without premium or penalty. There is no right of set-off against the Shareholder Loans.

Other related party transactions

Baker Hughes

License agreements

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into worldwide, fully paid, nontransferable and non-sublicensable license agreements with a subsidiary of Baker Hughes giving HMH B.V. a limited right to use the terms Vetco™ and VetcoGray™ as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to certain of Baker Hughes’s intellectual property related to the Subsea Drilling Systems pressure control business that Baker Hughes contributed to HMH B.V. at the time of HMH B.V.’s formation. The license agreement relating to other intellectual property rights is perpetual in term, and the trademark license agreement relating to use of the terms Vetco™ and Vetco Gray™ has an initial five-year term that is renewable by HMH B.V. for successive five-year terms as long as the trademarks remain in use for the products traditionally sold under those trademarks.

Remarketing agreement

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a remarketing agreement with Baker Hughes relating to certain BOPs, their associated control systems and other personal property. Such equipment is currently subject to a lease between two unrelated third parties, and the lessor of such equipment has the right to return such equipment to Baker Hughes at the end of the lease term. In the event such equipment is returned to Baker Hughes, HMH B.V. has agreed to provide certain services to Baker Hughes with respect to the sale, leasing or remarketing of such equipment in exchange for reimbursement of out-of-pocket costs and expenses.

Transition services agreement

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a transition services agreement with Baker Hughes pursuant to which, in exchange for a monthly fee, Baker Hughes would provide HMH B.V. with certain transitional administrative, finance and other digital services for a term of up to 12 months.

HMH B.V. paid a total of $15.8 million to Baker Hughes for the services provided under the transition services agreement. All services under the transition services agreement have now been performed, and there are no outstanding obligations for either party thereunder.

Servicing agreement and long-term incentive offset

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a servicing agreement with Baker Hughes pursuant to which we agreed to service, administer and collect on certain account receivables owned by Baker Hughes and contributed to HMH B.V. in connection with HMH B.V.’s formation, and to act as custodian with respect to any related collateral until the account is resolved, a successor is appointed or the parties agree to terminate. The total value of the account receivables pursuant to the servicing agreement as of October 1, 2021 was $54.6 million.

On March 17, 2023, Baker Hughes agreed, as full payment for the approximately $2.5 million in excess long-term incentive liability identified in the post-closing statement relating to the formation of HMH B.V., to assign to HMH B.V. all right, title and interest in the aggregate $6.8 million of account receivables remaining to be serviced by HMH B.V. under the servicing agreement, including all collections therefrom. HMH B.V. also agreed to pay to Baker Hughes by March 31, 2023 approximately $2.3 million as payment for certain property taxes due and payable by HMH B.V.

Akastor

Step Oiltools

In connection with the formation of HMH B.V. and pursuant to that certain transaction agreement by and between Akastor and Baker Hughes, dated as of March 2, 2021, as amended on April 27, 2021, September 30, 2021 and September 23, 2022 (the “JV Transaction Agreement”), to which HMH B.V. became a party pursuant to a joinder agreement dated as of October 1, 2021, and that certain share purchase agreement by and between Akastor AS and MHWirth AS, dated as of October 1, 2021, Akastor and Baker Hughes agreed that the contribution of one of Akastor’s subsidiaries, Step Oiltools B.V. (“Step Oiltools”), would be made on a delayed basis until certain Russian regulatory approvals were obtained. Subsequently, Step Oiltools’ business activities were significantly impacted by the Russian invasion of Ukraine, and it was decided that Step Oiltools would be liquidated. The parties agreed to cease seeking regulatory approval for the sale and to settle a seller’s credit in the amount of approximately $16.0 million, payable by Akastor to HMH B.V., in exchange for Akastor transferring to HMH B.V. the proceeds from the Step Oiltools liquidation. HMH B.V.’s management has assessed the expected net proceeds from the liquidation of Step Oiltools during 2022 and does not believe that such proceeds would yield net cash flows equal to the original seller’s credit receivable from Akastor and, as such, recorded a one-time charge of $16.0 million in 2022.

Payment of pension benefits

Pursuant to the JV Transaction Agreement, as part of its contribution to HMH B.V. at the time of HMH B.V.’s formation, Akastor agreed to pay certain carved-out pension liabilities existing in MHWirth AS prior to its contribution to HMH B.V. until such time as Akastor owns less than 5% of HMH B.V.’s equity interests, at which time Akastor will be obligated to pay all estimated remaining and unpaid pension costs. HMH B.V. estimated the value of such remaining and unpaid pension costs to be $20.2 million and $21.0 million as of December 31, 2023 and 2022, respectively, and HMH B.V. recorded a receivable of $21.9 million and $24.6 million as of December 31, 2023 and 2022, respectively, related to such pension payments from Akastor, which is reduced in line with pension payments to former employees in 2023 and 2022.

Financial guarantees

As of June 30, 2024, Akastor had issued financial guarantees of approximately $20.3 million in favor of MHWirth AS, a wholly owned subsidiary of HMH B.V., for fulfillment of certain lease obligations and performance under certain operational support frame agreements.

Transition services agreement

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a transition services agreement with Akastor pursuant to which, in exchange for an hourly fee, Akastor would provide HMH B.V. with certain transitional finance, IT and treasury services for a term that concluded at the end of 2023. HMH B.V. paid a total of $0.4 million to Akastor for the services provided under the transition services agreement. All services under the transition services agreement have now been performed, and there are no outstanding obligations for either party thereunder.

Policies and procedures for review of related party transactions

A “related party transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries were, are or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a Code of Business Conduct and Code of Ethics for Senior Executive Officers in connection with the completion of this offering that will provide that our board of directors or its authorized committee will review all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In connection with this offering and subject to the rules of Nasdaq, we will establish an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. We anticipate that one of the audit committee’s functions will be to review and approve all relationships and transactions in which we and our directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their immediate family members, have a direct or indirect material interest. We anticipate that such policy will be a written policy that will be implemented by the audit committee prior to the completion of this offering.

The Code of Business Conduct and Code of Ethics for Senior Executive Officers will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, our board of directors or its authorized committee should consider all of the relevant facts and circumstances available.

The Code of Business Conduct and Code of Ethics for Senior Executive Officers will be adopted in connection with the completion of this offering and, therefore, the transactions described above were not reviewed under such policy.

Description of capital stock

Upon completion of this offering and after giving effect to the corporate reorganization, the authorized capital stock of HMH Inc. will consist of      shares of Class A common stock, $0.01 par value per share, of which      shares will be issued and outstanding,      shares of Class B common stock, $0.01 par value per share, of which      shares will be issued and outstanding, and      shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of HMH Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and our amended and restated bylaws, which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.

Class A common stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon the liquidation, dissolution, distribution of assets or other winding up of HMH Inc., holders of our Class A common stock are entitled to receive ratably the assets of HMH Inc. available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B common stock

Generally. In connection with the corporate reorganization and this offering, each Principal Shareholder will receive one share of Class B common stock for each bundle of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that it holds. Shares of Class B common stock will not be transferrable except in connection with a permitted transfer of a corresponding number of bundles of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share. Accordingly, each Principal Shareholder will have a number of votes in HMH Inc. equal to the number of bundles of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of (i) shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock or (ii) shares of our Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms as simultaneously paid to the holders of Class A common stock.

Liquidation Rights. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of HMH Inc.

Preferred stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of      shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by our board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-takeover provisions

Certain provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction or other attempts to influence or replace our incumbent directors and officers.

These provisions may provide for, among other things,     .

Limitation of liability and indemnification matters

Our amended and restated certificate of incorporation will limit the personal liability of our directors and officers to us or our shareholders for monetary damages for breach of their fiduciary duty as directors and officers, except for the following liabilities that cannot be eliminated or limited under the DGCL:

•	for any breach of their duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	with respect to directors, for unlawful payments of dividends or unlawful stock purchases or redemptions, as provided under Section 174 of the DGCL;

•	for any transaction from which the director or officer derived an improper personal benefit; or

•	with respect to officers, in any action by or in the right of the Company.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director or officer for acts or omissions that occurred prior to any such amendment or repeal.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will explicitly authorize us to purchase insurance to protect any of our officers, directors, employees, agents or other entities for any expense, liability or loss, regardless of whether Delaware law would permit indemnification.

We expect to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Corporate opportunities

Subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things, contain provisions relating to the duties of any affiliate of Baker Hughes or Akastor who is also one of our officers or directors that becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer solely in his or her capacity as our director or officer).

Registration rights

For a description of registration rights with respect to our Class A common stock, see “Certain relationships and related party transactions—Registration Rights Agreement.”

Dissenters’ rights of appraisal and payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ derivative actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is     .

Listing

We intend to apply to list our Class A common stock on Nasdaq under the symbol “HMHW.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of restricted shares

Upon the closing of this offering and after giving effect to the corporate reorganization, we will have outstanding an aggregate of      shares of Class A common stock (or      shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Of these shares, all of the shares of Class A common stock (or      shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144. In addition, under the Exchange Agreement, each Principal Shareholder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Shareholder and us, (ii) an equivalent amount of cash, based on the trailing      -day VWAP prior to the redemption date. Under the Exchange Agreement, Akastor will, subject to certain limitations, also have the right, pursuant to the Hybrid Redemption Right (in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing     -day VWAP prior to the exchange date. The shares of Class A common stock we issue upon the exercise of such rights would be “restricted securities” as defined in Rule 144 described below. However, following the effectiveness of the registration statements that we may be requested to file or are required to file pursuant to the Registration Rights Agreement, up to      shares of our Class A common stock owned by Baker Hughes and Akastor will be available for sale. See “Certain relationships and related party transactions—Registration Rights Agreement.”

The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701, the shares of our Class A common stock (excluding the shares to be sold in this offering and the shares owned by Baker Hughes and Akastor) that will be available for sale in the public market are as follows:

•	shares of Class A common stock will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares of Class A common stock will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up agreements

We, all of our director nominees and executive officers and the Principal Shareholders have agreed not to sell any Class A common stock or Class B common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Following the expiration of such lock-up restrictions, the Principal Shareholders, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their Class A common stock, including any shares issued upon exchange of B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares). Other than with respect to our directors and executive officers, this restriction will not apply to the shares of our Class A common stock underlying any equity awards that may be granted in connection with the consummation of this offering. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock issued under employee plans

We may file one or more registration statements on Form S-8 under the Securities Act to register the shares of Class A common stock that may be reserved for issuance under any long-term incentive plan that may be adopted, including the 2024 LTIP. These registration statements on Form S-8 may be filed following the effective date of the registration statement of which this prospectus forms a part and will be effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Certain ERISA considerations

The following is a summary of certain considerations associated with the acquisition and holding of shares of our Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of our Class A common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of our Class A common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•	whether in the future there may be no market in which to sell or otherwise dispose of the shares of our Class A common stock;

•

whether the acquisition or holding of the shares of our Class A common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (see the discussion under “—Prohibited transaction issues”); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of our Class A common stock or (ii) an undivided interest in our underlying assets (see the discussion under “—Plan asset issues”).

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of our Class A common stock by an ERISA Plan with respect to which the issuer, the initial purchaser or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of our Class A common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan asset issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)	the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, individual retirement accounts and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of our Class A common stock. Purchasers of shares of our Class A common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of our Class A common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of our Class A common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Material U.S. federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined herein) that acquires such Class A common stock pursuant to this offering and holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Any such change or differing interpretation may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	certain former citizens or long-term residents of the United States;

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, conversion transaction or other integrated investment or risk reduction transaction;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all the interest of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS

OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership (or a partner therein) or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions on Class A common stock

The payment of distributions on our Class A common stock will be at the sole discretion of our board of directors. If we do make distributions of cash or other property (other than certain stock distributions) on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on disposition of Class A common stock.”

Subject to the discussions below under “—Backup withholding and information reporting” and “—Additional withholding requirements under FATCA” and with respect to effectively connected dividends (as discussed below), any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To claim the benefit of such a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on disposition of Class A common stock

Subject to the discussions below under “—Backup withholding and information reporting” and “—Additional withholding requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest because we are or have been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period for the Class A common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With respect to the third bullet above, a corporation generally is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be subject to tax on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC in the manner described in the preceding paragraph (except that the branch profits tax would not apply to a non-U.S. holder that is a corporation). If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax in such manner on a taxable disposition of our Class A common stock, and a 15% withholding tax would apply to the gross proceeds from such disposition.

Backup withholding and information reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain connections with the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Additional withholding requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

Although FATCA withholding generally could apply to gross proceeds on the disposition of our Class A common stock, proposed U.S. Treasury regulations (the “Proposed Regulations”) eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A common stock. The preamble to the Proposed Regulations states that taxpayers may rely on the Proposed Regulations pending finalization. However, there can be no assurance that the Proposed Regulations will be finalized in their present form.

If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our Class A common stock.

Underwriting

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock described in this prospectus. J.P. Morgan Securities LLC, Piper Sandler & Co., Evercore Group L.L.C., Citigroup Global Markets Inc. and DNB Markets, Inc. are acting as the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock indicated in the following table.

Name	Number of shares
J.P. Morgan Securities LLC
Piper Sandler & Co.
Evercore Group L.L.C.
Citigroup Global Markets Inc.
DNB Markets, Inc.
Stifel, Nicolaus and Company, Incorporated

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares of Class A common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $    per share of Class A common stock from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $    per share of Class A common stock from the initial public offering price. After the initial offering of the shares of Class A common stock to the public, if any shares of the Class A common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

To the extent that the underwriters sell more than      shares of Class A common stock in this offering, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional      shares of Class A common stock from us at the public offering price less the underwriting discounts and commissions. If any shares of Class A common stock are purchased with this option to purchase additional shares of Class A common stock, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares of Class A common stock on the same terms as those on which the shares of Class A common stock are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The following table shows the per-share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $    .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of each of J.P. Morgan Securities LLC, Piper Sandler & Co. and Evercore Group L.L.C. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of phantom incentive awards, RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of any equity compensation plan in effect as of the closing of this offering and described in this prospectus; (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect as of the closing of this offering and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; or (iv) the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock in connection with the corporate reorganization.

Our director nominees and executive officers and the Principal Shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of each of J.P. Morgan Securities LLC, Piper Sandler & Co. and Evercore Group L.L.C., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which would reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or shareholders of the lock-up party, (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of phantom incentive awards, RSUs, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph, or (xii) in connection with the corporate reorganization; (b) exercise of the options, settlement of phantom incentive awards, RSUs or other equity awards, or the exercise of warrants granted pursuant to letter agreements or plans, as applicable, described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC, Piper Sandler & Co. and Evercore Group L.L.C., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list our Class A common stock on Nasdaq under the symbol “HMHW.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of Class A common stock, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the option to purchase additional shares of Class A common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of Class A common stock as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on     , in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Class A common stock, or that the shares of Class A common stock will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of the shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the

Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

(a)	to any person which is a professional client as defined under the FinSA;

(b)	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of J.P. Morgan Securities LLC, Piper Sandler & Co., Evercore Group L.L.C., Citigroup Global Markets Inc. and DNB Markets, Inc. for any such offer; or

(c)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance;

provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or DFSA.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia, except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each of J.P. Morgan Securities LLC, Piper Sandler & Co., Evercore Group L.L.C., Citigroup Global Markets Inc. and DNB Markets, Inc. has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each of J.P. Morgan Securities LLC, Piper Sandler & Co., Evercore Group L.L.C., Citigroup Global Markets Inc. and DNB Markets, Inc. has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where	the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Legal matters

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas. Cravath, Swaine & Moore LLP, New York, New York, served as legal advisor to Akastor in connection with this offering. King & Spalding LLP, Atlanta, Georgia, served as legal advisor to Baker Hughes in connection with this offering.

Experts

The consolidated financial statements of HMH Holding B.V. as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, and the financial statement of HMH Holding Inc. as of April 29, 2024, have been included herein in reliance upon the reports of KPMG AS, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 relating to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of Class A common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.hmhw.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Glossary of selected terms

Bbl. One stock tank barrel, of 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

Bcm. Billion cubic meters of natural gas.

Bcm/MM Boe. Billion cubic meters of natural gas per million barrels of oil equivalent.

Blowout. An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface. A blowout may consist of salt water, oil, natural gas or a mixture of these. Blowouts can occur in all types of E&P operations, not just during drilling operations. If reservoir fluids flow into another formation and do not flow to the surface, the result is called an underground blowout. If the well experiencing a blowout has significant open-hole intervals, it is possible that the well will bridge over (or seal itself with rock fragments from collapsing formations) down-hole and intervention efforts will be averted.

Boe. Barrel of oil equivalent.

Brent crude oil. Brent crude oil is the benchmark used for the light oil market in Europe, Africa and the Middle East, originating from oil fields in the North Sea between the Shetland Islands and Norway.

Brownfield. An oil or gas accumulation that has matured to a production plateau or even progressed to a stage of declining production.

Btu. British thermal unit. One Btu is the heat required to raise the temperature of one pound of liquid water by one degree Fahrenheit.

CAPEX. Capital expenditure.

Casing. Large-diameter, steel pipe lowered into an uncased portion of a well and cemented in place. Casing is run to provide structural integrity to the wellbore, protect fresh water formations, isolate a zone of lost returns or isolate formations with significantly different pressure gradients.

Cementing. To prepare and pump cement into place in a wellbore (primarily to fill and seal the gap between casing and the borehole wall).

CO2e. Carbon dioxide equivalent.

Cold stacked. Describes an idled rig for which steps have been taken to preserve the rig and reduce certain costs, such as crew costs and maintenance expenses. Depending on the amount of time that a rig is cold stacked, significant expenditures may be required to return the rig to a “ready” state.

Completion. A generic term used to describe the assembly of down-hole tubulars and equipment required to enable safe and efficient production from an oil or gas well. The point at which the completion process begins may depend on the type and design of the well.

Day rates. The daily cost to the operator of renting the drilling rig and the associated costs of personnel and routine supplies.

DEAL. A technology platform that enables the installation of performance enhancing software modules called Smart Modules for topside drilling equipment. Smart Modules communicate with the drilling equipment controllers to optimize the operations required to drill a well. The platform is an open interface that enables a reliable, simple and effective gateway to the HMH drilling equipment. With DEAL™ installed, adding of select Smart Modules is done with reduced downtime and risk.

DrillCERT. A global, continuous American Petroleum Institute certification program for marine drilling risers. Based on condition-based inspection methodology, the traditional five-year calendar-based inspection interval can often be extended up to a 12-year interval.

DrillPerform. A continuous improvement process carried out in close collaboration with our customers, ensuring that operational performance is assessed regularly to increase efficiency of well delivery, aid in incident investigations, support scenario training and improve safety while reducing operating expenses and environmental impact through data analytics and visualization of machine and crew analysis as well as implementation of performance enhancing technology.

Drilling rig. The machine used to drill a wellbore.

Drilling risers. The subsea riser is a buoyant pipe that the drillstring runs through and provides a connection between the rig and the blowout preventer or wellhead and transports hydraulic choke and kill fluid lines.

Drillstring. The combination of the drillpipe, the bottomhole assembly and any other tools used to make the drill bit turn at the bottom of the wellbore.

Greenfield. A new oil and gas field development.

GWh. Gigawatt hours.

Horizontal drilling. A subset of the more general term “directional drilling,” used where the departure of the wellbore from vertical exceeds about 80 degrees. Note that some horizontal wells are designed such that after reaching true 90-degree horizontal, the wellbore may actually start drilling upward. In such cases, the angle past 90 degrees is continued, as in 95 degrees, rather than reporting it as deviation from vertical, which would then be 85 degrees. Because a horizontal well typically penetrates a greater length of the reservoir, it can offer significant production improvement over a vertical well.

Hydraulic fracturing. A stimulation treatment routinely performed on oil and gas wells in low permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open.

Hydrocarbon. A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are oil and natural gas.

MMbtu. One million British thermal units.

MM Bbls/day. Millions of barrels of crude oil or other liquid hydrocarbons per day.

MM Boe/day. Millions of barrels of oil equivalent per day.

Pile top drill rig. Specialized drilling equipment designed for setting up deep and large-diameter foundations in hard rock.

Psi. Pound per square inch.

Reverse circulation drilling. A form of percussion drilling that uses compressed air to flush material cuttings out of the drill hole in a safe and efficient manner.

RiCon. Our proprietary drilling riser lifecycle offering, which provides a current view of the riser condition. Software then identifies when maintenance is required and where to focus maintenance activities, reducing inspection costs.

Rig years. Represent a measure of the number of equivalent rigs operating during a given period.

Scope 1 emissions. Direct GHG emissions that occur from sources that are controlled or owned by an organization.

Scope 2 emissions. Indirect GHG emissions associated with the purchase of electricity, steam, heat or cooling.

Scope 3 emissions. GHG emissions that result from the end use of an organization’s products, as estimated per Category 11 (Use of Sold Product), as well as emissions from other business activities from assets not owned or controlled by the organization but that the organization indirectly impacts in its value chain.

SeaLytics. A technology platform that provides access to a customer’s control system data while maintaining critical cybersecurity protocol in an easily installed edge device. The system features real-time visualization, BOP systems status and the ability to manage maintenance activities. With optional cloud connectivity, stakeholders onshore can view and retrieve BOP data that has been historically difficult to retrieve securely. SeaLytics enables collaboration between onshore and offshore personnel, driving the quality, speed of decisions and corrective actions, resulting in reduced non-productive time. Additionally, we can process the data feed through proprietary analytics to help the customer operate and plan maintenance based on actual usage of a customer’s equipment.

SeaONYX. Our next-generation surface control system and operator interface software for well control equipment, based on an industry-proven programmable logic controller platform. Designed for reliability and ease-of-use, SeaONYX has SeaLytics built into it, providing all the benefits of real time monitoring and analytics.

Shale. A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Warm stacked. Describes a rig that is idled (not contracted) and maintained in a “ready” state with a crew sized to enable the rig to be quickly placed into service when contracted.

Wellbore. The physical conduit from surface into the hydrocarbon reservoir.

Index to consolidated financial statements

HMH Holding Inc.

Audited financial statement

Unaudited financial statement

Unaudited balance sheet as of June 30, 2024	F-5

Notes to unaudited balance sheet	F-6

Unaudited pro forma consolidated financial statements

Unaudited pro forma consolidated balance sheet as of June 30, 2024	F-8

Unaudited pro forma consolidated statement of income for the six months ended June 30, 2024	F-9

Unaudited pro forma consolidated statement of income for the year ended December 31, 2023	F-10

Notes to unaudited pro forma consolidated financial statements	F-11

HMH Holding B.V.

Audited consolidated financial statements

Unaudited condensed consolidated financial statements

Report of independent registered public accounting firm

To the Stockholders and Board of Directors of HMH Holding Inc.:

Opinion on the Financial Statement

We have audited the accompanying balance sheet of HMH Holding Inc. (the Company) as of April 29, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 29, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ KPMG AS

We have served as the Company’s auditor since 2024.

Oslo, Norway

May 31, 2024

HMH Holding Inc.

Balance sheet

April 29, 2024
Assets
Accounts receivable from parent	$10

Total assets	$10

Stockholder’s equity
Common stock, $0.01 par value—1,000 shares authorized, issued and outstanding	$10

Total stockholder’s equity	$10

The accompanying notes are an integral part of this balance sheet.

HMH Holding Inc.

Notes to balance sheet

1. Organization and nature of business

HMH Holding Inc. (the “Company”) was incorporated in the State of Delaware on April 29, 2024. The Company is authorized to issue 1,000 shares of one class of common stock with a par value of $0.01. The Company was formed with the intent that it will be included in a reorganization into a holding corporate structure and its sole material asset is expected to be a controlling equity interest in HMH Holding B.V.

On April 29, 2024, HMH Holding B.V. acquired 1,000 shares of the Company’s common stock for cash consideration of $0.01 per share, or total cash consideration of $10.

2. Summary of significant accounting policies

Basis of presentation

The Company’s balance sheet has been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). As there has been no operating activity for this entity since its inception, separate statements of income and comprehensive income, cash flows and changes in stockholder’s equity have not been presented. The Company’s year-end is December 31.

Summary of significant accounting policies

The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and the disclosure of gain and loss contingencies at the date of the financial statements and during the periods presented. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ materially from those estimates.

Offering costs

In connection with the Company’s initial public offering, affiliates of the Company have or will incur accounting, legal and other costs, which will be reimbursed by the Company upon consummation of the initial public offering. Such costs will be deferred and recorded as a reduction to stockholder’s equity and recorded against the proceeds from the offering. In the event the offering is aborted, such deferred offering costs will be expensed.

Organization costs

Organization costs will be expensed as incurred. Such costs are comprised of the legal and professional fees associated with the formation of the Company.

3. Subsequent events

Management has performed an analysis of activities and transactions subsequent to April 29, 2024 through May 31, 2024, which is the date the financial statements were issued, to determine the need for any adjustments to or additional disclosures within these financial statements. We determined that there are no significant subsequent events requiring adjustment or disclosure.

HMH Holding Inc.

Balance sheet

	June 30, 2024	April 29, 2024
	(unaudited)
Assets
Accounts receivable from parent	$10	10

Total assets	$10	10

Stockholder’s equity
Common stock, $0.01 par value—1,000 shares authorized, issued and outstanding	$10	10

Total stockholder’s equity	$10	10

The accompanying notes are an integral part of this balance sheet.

HMH Holding Inc.

Notes to unaudited balance sheet

1. Organization and nature of business

HMH Holding Inc. (the “Company”) was incorporated in the State of Delaware on April 29, 2024. The Company is authorized to issue 1,000 shares of one class of common stock with a par value of $0.01. The Company was formed with the intent that it will be included in a reorganization into a holding corporate structure and its sole material asset is expected to be a controlling equity interest in HMH Holding B.V.

On April 29, 2024, HMH Holding B.V. acquired 1,000 shares of the Company’s common stock for cash consideration of $0.01 per share, or total cash consideration of $10.

2. Summary of significant accounting policies

Basis of presentation

The Company’s balance sheet has been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). As there has been no operating activity for this entity since its inception, separate statements of income and comprehensive income, cash flows and changes in stockholder’s equity have not been presented. The Company’s year-end is December 31.

Summary of significant accounting policies

The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and the disclosure of gain and loss contingencies at the date of the financial statements and during the periods presented. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ materially from those estimates.

Offering costs

In connection with the Company’s initial public offering, affiliates of the Company have or will incur accounting, legal and other costs, which will be reimbursed by the Company upon consummation of the initial public offering. Such costs will be deferred and recorded as a reduction to stockholder’s equity and recorded against the proceeds from the offering. In the event the offering is aborted, such deferred offering costs will be expensed.

Organization costs

Organization costs will be expensed as incurred. Such costs are comprised of the legal and professional fees associated with the formation of the Company.

3. Subsequent events

Management has performed an analysis of activities and transactions through August 12, 2024, which is the date the financial statements were issued, to determine the need for any adjustments to or additional disclosures within these financial statements. We determined that there are no significant subsequent events requiring adjustment or disclosure.

Unaudited pro forma consolidated financial statements

Introduction

HMH Holding Inc. (“HMH Inc.” or the “Company”), the issuer in the Offering (as defined below), is a holding company formed to own an interest in, and act as the sole managing member of, HMH Holding B.V. (“HMH B.V.”). The Company’s historical financial statements are those of HMH B.V., which is the Company’s accounting predecessor for financial reporting purposes.

The unaudited pro forma consolidated financial statements of the Company reflect the historical results of the Company on a pro forma basis to give effect to the following transactions (collectively, the “Transactions”), which are described in further detail below, as if they had occurred on June 30, 2024, for pro forma consolidated balance sheet purposes, and on January 1, 2023, for pro forma consolidated statements of income purposes:

•	the corporate reorganization as described under “Corporate reorganization” in this prospectus (the “Corporate Reorganization”);

•

the initial public offering of shares of the Company’s Class A common stock, par value $0.01 per share (“Class A common stock”), and the use of the net proceeds therefrom as described under “Use of proceeds” in this prospectus (the “Offering”). The net proceeds from the sale of the shares of Class A common stock (based on an assumed initial public offering price of $   per share) are expected to be $  , net of underwriting discounts of $   and other offering expenses payable by the Company of $  ; and

•	the recognition of share-based compensation expense totaling $ related to historical HMH B.V. shares.

The pro forma consolidated financial statements have been adjusted to include transaction accounting adjustments in accordance with generally accepted accounting principles in the United States of America (“GAAP”), linking the effects of the Transactions to the historical consolidated financial statements of HMH B.V.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of HMH B.V., the Company’s accounting predecessor for financial reporting purposes, as of June 30, 2024 and includes pro forma adjustments to give effect to the Transactions as if they had occurred on June 30, 2024. The unaudited pro forma consolidated statements of income of the Company for the year ended December 31, 2023 and the six months ended June 30, 2024 are based on the historical consolidated statements of income of HMH B.V., giving effect to the Transactions as if they had occurred January 1, 2023.

The pro forma results are not necessarily indicative of financial results that would have been attained had the Transactions occurred on the date indicated or that could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The transaction accounting adjustments are based on available information and certain assumptions that management believes are factually supportable. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements and related notes are presented for illustrative purposes only. If the Transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma consolidated statements of income and should not be relied upon as an indication of the future results the Company will have after the completion of the Transactions contemplated by the unaudited pro forma consolidated financial statements.

HMH Holding Inc.

Pro forma consolidated balance sheet (unaudited)

As of June 30, 2024

(in thousands)

		Transaction accounting adjustments
	Historical HMH Holding B.V. (Predecessor)	Corporate reorganization and offering		Share-based compensation		Pro forma HMH Holding Inc.

Assets

Current assets
Cash and cash equivalents	$39,698	$	(a)	$		$
Current accounts receivable, net	136,299
Related party accounts receivable	1,156
Related party notes receivable—current	3,679
Contract assets	129,480
Inventories, net	274,638
Other current receivables	14,719
Prepaids and other current assets	31,607

Total current assets	631,276

Property, plant and equipment, net	204,901
Goodwill	287,291
Customer relationships	76,143
Other intangible assets, net	61,225
Related party notes receivable	32,461
Right-of-use assets	35,984
Other assets	27,745

Total assets	$1,357,026	$		$		$

Liabilities and equity

Current liabilities
Accounts payable	$97,125	$		$		$
Accounts payable—related party	113
Current portion of long-term debt, net	13,343
Contract liabilities	69,930
Accrued expenses	131,297
Other current liabilities	27,026

Total current liabilities	338,834

Long-term debt, net	198,494
Long-term debt, net—related party	124,976		(a)
Non-current operating lease liabilities	27,650
Other liabilities	49,406

Total liabilities	739,360

Shareholders’ equity
Ordinary shares	—		(a)		(b)
Additional paid-in capital	610,430
Retained earnings (loss)	12,517
Accumulated other comprehensive income (loss)	(5,916)

Total shareholder’s equity	617,031

Non-controlling interests	635

Total equity	617,666

Total liabilities and shareholders’ equity	$1,537,026	$		$		$

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

HMH Holding Inc.

Pro forma consolidated statement of income (unaudited)

For the six months ended June 30, 2024

(in thousands, except per share amounts)

		Transaction accounting adjustments
	Historical HMH Holding B.V. (Predecessor)	Corporate reorganization and offering		Share-based compensation		Pro forma HMH Holding Inc.

Revenue
Service revenue	$309,812	$		$		$
Product revenue	88,922
Related party revenue	2,539

Total revenue	401,273

Operating expenses
Cost of services sold (exclusive of depreciation and amortization)	158,032
Cost of goods sold (exclusive of depreciation and amortization)	96,091

Total cost of sales (exclusive of depreciation and amortization)	254,123

Selling, general and administrative expenses	73,972				(b)
Research and development expenses	3,093
Depreciation and amortization	18,787
Other operating expenses (income)	—

Total operating expenses	349,974

Operating income	51,299

Foreign currency gain (loss), net	(1,448)
Other non-operating income (loss), net	1,028
Interest (expense) income, net	(16,949)		(a)

Income (loss) before income taxes	33,930

Income tax expense	(8,684)

Net income (loss)	$25,246	$		$		$

Net income (loss) attributable to non-controlling interests	204

Net income (loss) attributable to HMH Holding Inc.	25,042

Net income per common share(c)
Basic
Diluted

Weighted average common shares outstanding(c)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

HMH Holding Inc.

Pro forma consolidated statement of income (unaudited)

For the year ended December 31, 2023

(in thousands, except per share amounts)

		Transaction accounting adjustments
	Historical HMH Holding B.V. (Predecessor)	Corporate reorganization and offering		Share-based compensation		Pro forma HMH Holding Inc.

Revenue
Service revenue	$597,087	$		$		$
Product revenue	179,629
Related party revenue	8,730

Total revenue	785,446

Operating expenses
Cost of services sold (exclusive of depreciation and amortization)	281,562
Cost of goods sold (exclusive of depreciation and amortization)	259,804

Total cost of sales (exclusive of depreciation and amortization)	541,366

Selling, general and administrative expenses	123,158				(b)
Research and development expenses	3,041
Depreciation and amortization	37,951
Other operating expenses (income)	1,929

Total operating expenses	707,445

Operating income	78,001

Foreign currency gain (loss), net	796
Other non-operating income (loss), net	231
Interest (expense) income, net	(46,269)		(a)

Income (loss) before income taxes	32,759

Income tax expense	(15,357)

Net income (loss)	$17,402	$		$		$

Net income (loss) attributable to non-controlling interests	—

Net income (loss) attributable to HMH Holding Inc.	17,402

Net income per common share(c)
Basic
Diluted

Weighted average common shares outstanding(c)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

HMH Holding Inc.

Notes to unaudited pro forma consolidated financial statements

1. Basis of presentation, the offering and corporate reorganization

The historical financial information is derived from the financial statements of HMH B.V. included elsewhere in this prospectus. For purposes of the unaudited pro forma consolidated balance sheet, it is assumed that the Transactions had taken place on June 30, 2024. For purposes of the unaudited pro forma consolidated statements of income, it is assumed that the Transactions had taken place on January 1, 2023.

Immediately prior to the Offering and the corporate reorganization, (i) Baker Hughes Company (Nasdaq: BKR) and its wholly owned subsidiary, Baker Hughes Holdings LLC (collectively, “Baker Hughes”), and (ii) Akastor ASA (OSE: AKAST) and its wholly owned subsidiaries, Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc. (collectively, “Akastor” and, together with Baker Hughes, the “Principal Shareholders”), will collectively own all of the equity interests in HMH B.V.

Following the closing of the Offering, we anticipate incurring incremental general and administrative expenses as a result of operating as a publicly traded company, such as expenses associated with U.S. Securities and Exchange Commission (“SEC”) reporting requirements, including annual and quarterly reports, compliance expenses relating to the Sarbanes-Oxley Act of 2002, expenses associated with listing the Company’s Class A common stock on a stock exchange, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses. These incremental general and administrative expenses are not reflected in the historical financial statements of the Company’s predecessor. The Company estimates these direct, incremental general and administrative expenses initially will total approximately $   million per year. These direct, incremental general and administrative expenses are not reflected in the historical financial statements or in the unaudited pro forma consolidated financial statements.

HMH Inc. was incorporated as a Delaware corporation and wholly owned subsidiary of HMH B.V. in April 2024. Following the Offering and the Corporate Reorganization, HMH Inc. will be a holding company whose sole material asset will consist of a  % equity interest in HMH B.V., with such equity interest consisting of      Class A ordinary shares, which entitle the holder to one vote per share and track HMH B.V.’s U.S. operations (the “B.V. Voting Class A Shares”), and      Class B ordinary shares, which entitle the holder to one vote per share and track HMH B.V.’s non-U.S. operations (the “B.V. Voting Class B Shares” and, together with the B.V. Voting Class A Shares, the “B.V. Voting Shares”). HMH B.V. will continue to wholly own all of the Company’s operating assets. After the consummation of the Transactions, HMH Inc. will own all of the B.V. Voting Shares. In connection with the Offering, we will engage in the following as part of the Corporate Reorganization:

•

HMH B.V. will undergo a     for 1 stock split, after which Baker Hughes will own      B.V. Voting Class A Shares and     B.V. Voting Class B Shares and Akastor will own      B.V. Voting Class A Shares and      B.V. Voting Class B Shares;

•

HMH B.V. will recapitalize to convert (i)     B.V. Voting Class A Shares to non-voting Class A ordinary shares that track HMH B.V.’s U.S. operations (the “B.V. Non-Voting Class A Shares”) and (ii)      B.V. Voting Class B Shares to non-voting Class B ordinary shares that track HMH B.V.’s non-U.S. operations (the “B.V. Non-Voting Class B Shares” and, together with the B.V. Non-Voting Class A Shares, the “B.V. Non-Voting Shares”);

•	HMH Inc. will issue shares of Class A common stock to purchasers in the Offering in exchange for the proceeds of the Offering;

•

Baker Hughes will sell      B.V. Voting Class A Shares and      B.V. Voting Class B Shares to HMH Inc. in exchange for $   in cash and will receive     shares of the Company’s Class B common stock, par value $0.01 per share (“Class B common stock”), in exchange for relinquishing voting rights on     of its B.V. Voting Class A Shares and     of its B.V. Voting Class B Shares;

•

Akastor will sell      B.V. Voting Class A Shares and      B.V. Voting Class B Shares to HMH Inc. in exchange for $   in cash and will receive     shares of Class B common stock in exchange for relinquishing voting rights on     of its B.V. Voting Class A Shares and     of its B.V. Voting Class B Shares; and

•

HMH Inc. will contribute, directly or indirectly, the remaining net proceeds from the Offering to HMH B.V. in exchange for newly issued B.V. Voting Shares, consisting of      B.V. Voting Class A Shares and      B.V. Voting Class B Shares, such that, after the exchange, HMH Inc. will hold, after taking into account the B.V. Voting Shares acquired from Baker Hughes and/or Akastor, one B.V. Voting Class A Share and one B.V. Voting Class B Share, respectively, for each share of Class A common stock outstanding following the Offering.

After giving effect to these Transactions and the Offering and the application of the net proceeds therefrom and assuming the underwriters’ do not exercise their option to purchase additional shares of Class A common stock in the Offering and prior to giving effect to the vesting of any LTI Awards (as defined elsewhere in this prospectus) that may vest in connection with the Offering, the reservation of shares of Class A common stock under the 2024 LTIP (as defined elsewhere in this prospectus), the grant of awards thereunder in connection with the Offering and any future redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares) pursuant to the exchange agreement to be entered into in connection with the Offering by and among the Company, HMH B.V. and the Principal Shareholders:

•

the Principal Shareholders, collectively, will own all of the shares of Class B common stock, representing   % total voting power of the Company’s capital stock, and will own all of the B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Baker Hughes will own      shares of Class B common stock, representing   % total voting power of the Company’s capital stock, and will own      B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Akastor will own      shares of Class B common stock, representing  % total voting power of the Company’s capital stock, and will own      B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•	the investors in the Offering, collectively, will own all of the shares of Class A common stock, representing % total voting power of the Company’s capital stock; and

•	HMH Inc. will own all of the B.V. Voting Shares, representing a % equity interest in HMH B.V., which will represent 100% total voting power of the equity in HMH B.V.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock in the Offering:

•

the Principal Shareholders, collectively, will own all of the shares of Class B common stock, representing   % total voting power of the Company’s capital stock, and will own all of the B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Baker Hughes will own      shares of Class B common stock, representing   % total voting power of the Company’s capital stock, and will own      B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•

Akastor will own      shares of Class B common stock, representing   % total voting power of the Company’s capital stock, and will own      B.V. Non-Voting Shares, representing a   % equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.;

•	investors in the Offering, collectively, will own all of the shares of Class A common stock, representing % total voting power of the Company’s capital stock; and

•	HMH Inc. will own all of the B.V. Voting Shares, representing a % equity interest in HMH B.V., which will represent 100% total voting power of the equity in HMH B.V.

2. Transaction accounting adjustments

The unaudited pro forma consolidated financial statements have been adjusted to reflect the Transactions as follows:

Offering transactions

(a) Reflects the issuance and sale of shares of Class A common stock at an assumed initial public offering price of $    per share, net of underwriting discounts and commissions of $    million in the aggregate, and additional estimated expenses payable by the Company related to the Offering of approximately $    million and the use of the net proceeds therefrom as follows:

•

use $   million of the net proceeds from the Offering to pay the cash consideration portion of the purchase price to purchase an aggregate      B.V. Voting Class A Shares and      B.V. Voting Class B Shares from Baker Hughes and/or Akastor pursuant to the Corporate Reorganization; and

•

contribute all of the remaining net proceeds from the Offering to HMH B.V. in exchange for a number of B.V. Voting Class A Shares and B.V. Voting Class B Shares such that the number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, respectively, held by the Company (taking into account the B.V. Voting Class A Shares and B.V. Voting Class B Shares acquired by the Company from the Principal Shareholders pursuant to the Corporate Reorganization) equals the number of shares of Class A common stock sold by the Company in the Offering. HMH B.V. intends to use $    million of the net proceeds received by it to repay all of the outstanding principal and accrued and unpaid interest under the Shareholder Loans (as defined elsewhere in this prospectus) from Baker Hughes Holdings LLC and Akastor AS, which totalled $125.0 million as of June 30, 2024, and any remaining amounts for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities.

Share-based compensation expense

(b) Reflects share-based compensation expense related to historical share awards issued by HMH B.V.

In 2022 and 2023, the Company issued share-based compensation awards to management and certain employees which will vest when certain strategic goals are achieved. All of the awards are contingent on a liquidity event, which is defined as an IPO or a change of control of the Company. Upon completion of the Offering, the Company will recognize $   million in share-based compensation expense.

3. Earnings per share

(c) Reflects basic and diluted earnings per common share as shown below for the applicable period:

	June 30, 2024	December 31, 2023
BASIC
Net income
Net income attributable to non-controlling interests
Shares issued in the Offering
Basic earnings per share

DILUTED

Numerator:
Net income
Effect of dilutive securities
Diluted net income attributable to stockholders

Denominator:
Basic weighted average shares outstanding
Effect of dilutive securities
Diluted weighted average shares outstanding
Diluted earnings per share

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of HMH Holding B.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HMH Holding B.V. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AS

We have served as the Company’s auditor since 2021.

Oslo, Norway

August 12, 2024

HMH Holding B.V. and subsidiaries

Consolidated statements of income (loss)

(in thousands, except per share amounts)

	Year ended December 31,
	2023	2022

Revenue
Service revenue	$597,087	$465,247
Product revenue	179,629	207,110
Related party revenue	8,730	4,856

Total revenue	785,446	677,213

Operating expenses
Cost of services sold (exclusive of depreciation and amortization)	281,562	224,679
Cost of goods sold (exclusive of depreciation and amortization)	259,804	231,030

Total cost of sales (exclusive of depreciation and amortization)	541,366	455,709

Selling, general and administrative expenses	123,158	141,811
Research and development expenses	3,041	2,877
Depreciation and amortization	37,951	40,867
Other operating expenses (income)	1,929	15,632

Total operating expenses	707,445	656,896

Operating income	78,001	20,317

Foreign currency gain (loss), net	796	(6,825)
Other non-operating income (loss), net	231	1,147
Interest (expense) income, net	(46,269)	(32,725)
Equity in earnings of unconsolidated affiliates	—	168

Income (loss) before income taxes	32,759	(17,918)

Income tax expense	(15,357)	(8,646)

Net income (loss)	$17,402	$(26,564)
Earnings per share—basic and diluted	87,010	(132,820)

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries

Consolidated statements of comprehensive income

(in thousands)

	Year ended December 31,
	2023	2022
Net income (loss)	$17,402	$(26,564)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	5,096	(1,808)
Cash flow hedges, net of a tax expense of $821 and a tax benefit of $790 for 2023 and 2022, respectively	2,868	(2,833)
Benefit plans, net of tax expense of $373 and $335 for 2023 and 2022, respectively	522	1,435

Total other comprehensive income (loss)	8,486	(3,206)

Comprehensive income (loss)	$25,888	$(29,770)

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries

Consolidated balance sheets

(in thousands)

	December 31, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$62,524	$47,336
Current accounts receivable, net	117,569	130,266
Related party accounts receivable	2,523	5,910
Related party notes receivable—current	1,500	1,426
Contract assets	160,933	137,958
Inventories, net	242,228	184,154
Other current receivables	14,625	1,980
Prepaids and other current assets	27,103	23,981

Total current assets	629,005	533,011

Property, plant and equipment, net	214,834	217,675
Goodwill	287,848	287,525
Customer relationships	82,812	90,547
Other intangible assets, net	64,432	65,032
Related party notes receivable	28,720	31,529
Right-of-use assets	33,397	36,603
Other assets	27,370	32,400

Total assets	$1,368,418	$1,294,322

Liabilities and equity

Current liabilities
Accounts payable	$109,607	$93,626
Accounts payable—related party	127	2,447
Current portion of long-term debt, net	24,581	39,204
Contract liabilities	75,525	57,639
Accrued expenses	117,923	127,444
Other current liabilities	48,530	53,246

Total current liabilities	376,293	373,606

Long-term debt, net	196,460	155,085
Long-term debt, net—related party	119,587	110,266
Non-current operating lease liabilities	26,573	30,240
Other liabilities	56,374	57,882

Total liabilities	775,287	727,079
Commitments and contingencies (Note 16)

Shareholders’ equity
Ordinary shares (€1.00 par value, 200 shares authorized and 200 shares issued and outstanding)	—	—
Additional paid-in capital	601,539	601,539
Retained earnings (loss)	(12,729)	(30,131)
Accumulated other comprehensive income (loss)	4,321	(4,165)

Total shareholders’ equity	593,131	567,243

Total liabilities and shareholders’ equity	$1,368,418	$1,294,322

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries

Consolidated statements of change in shareholders’ equity

(in thousands, except as otherwise noted)

	Shares issued and outstanding	Ordinary shares	Additional paid-in capital	Hedging reserve	Pension remeasurement reserve	Currency translation reserve	Accumulated other comprehensive gain/(loss)	Retained earnings (loss)	Total equity
	Actual shares outstanding

Balance as of January 1, 2022	200	$—	$601,539	$1,063	$(737)	$(1,285)	$(959)	$(3,567)	$597,013
Net income (loss)	—	—	—	—	—	—	—	(26,564)	(26,564)
Other comprehensive income (loss)	—	—	—	(2,833)	1,435	(1,808)	(3,206)	—	(3,206)

Equity as of December 31, 2022	200	—	601,539	(1,770)	698	(3,093)	(4,165)	(30,131)	567,243

Balance as of January 1, 2023	200	—	601,539	(1,770)	698	(3,093)	(4,165)	(30,131)	567,243
Net income (loss)	—	—	—	—	—	—	—	17,402	17,402
Other comprehensive income (loss)	—	—	—	2,868	522	5,096	8,486	—	8,486

Equity as of December 31, 2023	200	$—	$601,539	$1,098	$1,220	$2,003	$4,321	$(12,729)	$593,131

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries

Consolidated statements of cash flows

(in thousands)

	Year ended December 31,
	2023	2022
Cash flows from operating activities
Net income (loss)	$17,402	$(26,566)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	38,831	41,600
(Gain) loss on disposal of assets	(30)	(1,795)
Remeasurement of Step Oiltools receivable	—	16,002
Amortization of borrowing costs	5,810	2,524
Deferred income tax expense (benefit)	147	(123)
(Gain) loss from joint ventures and associates	—	(168)
Changes in operating assets and liabilities
Accounts receivable and related party accounts receivable	16,084	(53,057)
Contract assets	(22,975)	(20,607)
Inventories, net	(58,074)	(27,222)
Other current receivables	(9,777)	3,771
Prepaid and other current assets	1,761	21,517
Accounts payable and accounts payable—related party	13,661	30,206
Accrued expenses	(9,521)	41,582
Contract liabilities	17,886	(36,398)
Other current and long-term liabilities	12,118	10,851
Other, net	2,251	(1,143)

Net cash provided by operating activities	$25,574	$974

Cash flows from investing activities
Purchase of property, plant and equipment	(14,116)	(7,534)
Sale proceeds from property and equipment	601	1,056
Development costs	(10,541)	(7,457)
Net cash paid for acquisitions	—	(3,254)
Other investing activities	—	1,739

Net cash used in investing activities	$(24,056)	$(15,450)

Cash flows from financing activities
Proceeds from issuance of long-term loans	232,059	158,000
Proceeds from debt with related party	2,735	2,277
Repayment of long-term loans	(208,895)	(185,011)
Payment of borrowing costs	(11,243)	(4,105)

Net cash provided by (used in) financing activities	$14,656	$(28,839)

Effect of foreign exchange rate changes on cash and cash equivalents	(986)	(1,074)

Net increase (decrease) in cash and cash equivalents and restricted cash	$15,188	$(44,389)

Cash, cash equivalents and restricted cash, beginning of year	$47,336	$91,725
Cash, cash equivalents and restricted cash, end of year	$62,524	$47,336

Supplemental cash flow information:
Cash paid for income taxes, net	$(11,972)	$(3,721)
Cash paid for interest	$(26,159)	$(18,604)

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries

Notes to consolidated financial statements

1. Basis of presentation and summary of significant accounting policies

Description of business

HMH Holding B.V., formerly known as MHH Holding B.V. (the “Company”), is a leading global provider of offshore and onshore drilling equipment and services.

The Company was operationally established with effect from October 1, 2021, through its acquisition of all shares in the MHWirth business from Akastor ASA and the Subsea Drilling Systems business from Baker Hughes Company. After these transactions, the shareholders were Baker Hughes Holdings LLC (50%), Akastor AS (25%) and Mercury HoldCo Inc. (25%). Baker Hughes Holdings LLC is a wholly owned subsidiary of Baker Hughes Company (together with Baker Hughes Holdings LLC, “Baker Hughes”), and Akastor AS and Mercury HoldCo Inc. are wholly owned subsidiaries of Akastor ASA (together with Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc., “Akastor”).

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S.” and such principles, “U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for annual financial information. The consolidated financial statements include the accounts of the Company and all of its subsidiaries and affiliates that it controls or variable interest entities for which the Company has determined it is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

In the notes to the consolidated financial statements, all dollar amounts in tables are in thousands of dollars unless otherwise indicated. Certain columns and rows in the financial statements and notes thereto may not add due to the use of rounded numbers.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Although management believes these assumptions to be reasonable, given historical experience, actual amounts and results could differ from these estimates. Estimates are used for, but are not limited to, determining the following: allowance for credit losses and net realizable value of inventory; recoverability of long-lived assets; revenue recognition on long-term contracts; valuation of goodwill; useful lives used in depreciation and amortization; income taxes and related valuation allowances; accruals for contingencies; actuarial assumptions to determine costs and liabilities related to employee benefit plans; valuation of derivatives; warranty liability; and the fair value of assets acquired and liabilities assumed in acquisitions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Foreign currency

The consolidated financial statements are presented in U.S. dollars (“USD”). Assets and liabilities of non-U.S. operations with a functional currency other than USD have been translated into USD using period end exchange rates, and revenue, expenses and cash flows have been translated at average rates for the respective periods. Any resulting translation gains and losses are included in other comprehensive income (loss). The impact of remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries is included in the consolidated statements of income (loss).

Business combinations

Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date when control is transferred to the Company.

Transaction costs are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits held at banks and other short-term highly liquid investments with original maturity of three months or less. Restricted cash may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others or company statements of intention with regard to particular deposits. The Company held an immaterial balance of restricted cash as of December 31, 2023 and December 31, 2022.

Accounts receivable

Accounts receivable is recorded at the invoiced amount, net of any allowance for credit losses. The Company evaluates the expected credit losses of accounts receivable, considering historical credit losses, current customer-specific information and other relevant factors when determining the allowance. The Company monitors customer payment history and current credit worthiness to determine that collectability of the related financial assets is reasonably assured. The Company also considers the overall business climate in which customers operate. For accounts receivable, a loss allowance matrix is utilized to measure lifetime expected credit losses. The matrix contemplates historical credit losses by age of receivables, adjusted for any forward-looking information and management expectations. Accounts receivable has been reduced by an allowance of $6.7 million and $3.8 million as of December 31, 2023 and 2022, respectively.

Interest-bearing receivables

Interest-bearing receivables include loans to related parties and are generally classified as financial assets measured at amortized costs using the effective interest method, less any impairment losses.

On March 17, 2023, the Company entered into the Shareholder Note (as defined herein) with Baker Hughes Holdings LLC and Akastor AS whereby the Company extended credit in the aggregate principal amount of $3.45 million to Baker Hughes Holdings LLC and $3.49 million to Akastor AS. The Shareholder Note matures on October 1, 2024 and accrues interest at a rate of 8.0% per annum. Subject to certain notice requirements, Baker Hughes Holdings LLC and Akastor AS may voluntarily prepay the Shareholder Note in whole or in part without premium or penalty. There is no right of set-off against the Shareholder Loans (as defined herein).

Derivative financial instruments

The Company uses derivative financial instruments such as currency forward contracts to hedge its exposure to foreign exchange risks arising from operational, financial and investment activities. These derivative financial instruments are accounted for as cash flow hedges since highly probable future cash flows are hedged (rather than committed revenues and expenses).

Derivative financial instruments are initially and subsequently measured at fair value. The effective portion of the hedge is recognized in accumulated other comprehensive income (loss) (“AOCI”) and reclassified into earnings when the hedged item affects earnings. Any gain or loss relating to the ineffective portion of derivative hedging instruments is recognized immediately in the consolidated statements of income (loss) as other non-operating income (loss), net. Financial instruments, including derivatives, are only used to mitigate risk and are not used for trading and/or speculation purposes.

Hedge accounting is discontinued when the hedge no longer qualifies for hedge accounting. Disqualification occurs when the hedging instrument expires, is sold, terminated or exercised, or when a forecast transaction is no longer expected, or the hedge is no longer effective. When a hedge is discontinued, the gain or loss is deferred in the hedging reserve if the hedged transaction remains highly probable, until that transaction occurs; otherwise, it is expensed immediately. For cash flow hedges associated with forecast transactions that subsequently result in recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are included directly in the initial cost of the non-financial asset when recognized.

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are measured at amortized cost with any difference between cost and redemption value being recognized in the consolidated statements of income (loss) over the period of the borrowings on an effective interest basis.

Share capital

Ordinary shares are classified as equity. A repurchase of share capital is recognized as a reduction in equity and is classified as treasury shares.

The Company has Class A ordinary shares and Class B ordinary shares, with equal rights for all shares. The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings. Total outstanding shares are 200 shares, par value EUR 1 per share. As of December 31, 2023 and 2022, the Company had 100 Class A ordinary shares and 100 Class B ordinary shares outstanding.

Inventories

Inventories are recognized at the average acquisition cost or net realizable value, whichever is lower. The net sales value for raw materials and work in progress (goods under production) is calculated as the net realizable value of the finished products less the remaining production and sales costs. In the case of manufactured inventories and work in progress, costs include an appropriate share of attributable costs based on normal operating capacity.

Credit risk

The Company’s current receivables are spread over a broad and diverse group of customers across many countries. The Company grants credit to customers and performs periodic credit evaluations of customers’ financial conditions, including monitoring customers’ payment history and current creditworthiness to manage this risk. The Company does not generally require collateral in support of its current receivables, but may require payment in advance or security in the form of a letter of credit or a bank guarantee.

Having a concentration of customers in the energy industry may impact the Company’s overall exposure to credit risk as its customers may be similarly affected by prolonged changes in economic and industry conditions. Some of the Company’s customers may experience extreme financial distress as a result of falling commodity prices and may be forced to seek protection under applicable bankruptcy laws, which may affect the Company’s ability to recover any amounts due from such customers. Furthermore, countries that rely heavily upon income from hydrocarbon exports have been and may in the future be negatively and significantly affected by a drop in oil prices, which could affect the Company’s ability to collect, timely or at all, from its customers in these countries, particularly national oil companies. Laws in some jurisdictions in which the Company operates, or will operate, could make collection difficult or time consuming.

The maximum exposure to credit risk at the reporting date equals the carrying amounts of financial assets. The Company does not hold collateral as security. Contract assets and liabilities are stated in Note 11—“Revenue from contracts with customers.” There is no customer that alone contributed more than 10% of total revenue for the years ended December 31, 2023 and 2022.

Leases

Right-of-use assets

As a lessee, the Company recognizes a right-of-use asset at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any prepaid lease payments made at or before the commencement date, plus any initial direct costs. The right-of-use asset is subject to impairment assessment of non-financial assets and adjusted for certain remeasurement of the lease liability.

Lease liabilities

At the lease commencement date, the Company recognizes lease liability measured at the present value of the lease payments over the lease term, discounted using the Company’s incremental interest rate. Generally, the lease payments include fixed payments and variable lease payments that depend on an index or rate. Changes in future lease payments arising from a change in an index or rate are reflected as expense in the period the change occurs.

Short-term leases

The Company applies the recognition exemption to its leases that have a lease term of 12 months or less from the commencement date. Lease payments associated with the short-term leases are recognized as expenses on a straight-line basis over the lease term.

Lease term

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any period covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company applies judgment in evaluating whether it is reasonably certain to exercise an extension option, considering all relevant factors that create economic incentive to exercise the extension option.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor, borrowing costs on qualifying assets, production overheads and the estimated costs of dismantling and removing the assets and restoring the site on which they are located.

If the components of property, plant and equipment have different useful lives, they are accounted for as separate components.

Subsequent costs

The Company capitalizes the cost of a replacement part or a component of property, plant and equipment when incurred if it can be measured reliably and it extends the useful life of the asset or qualifies as an asset improvement. All other costs are expensed as incurred.

Depreciation

Depreciation is normally recognized on a straight-line basis over the estimated useful lives of property, plant and equipment.

Estimates for useful life, depreciation method and residual values are reviewed annually. Assets are depreciated on a straight-line basis over their expected economic lives as follows:

Asset Classification	Useful life
Buildings	16-33 years
Machinery, equipment and software	3-16 years

Impairment

The Company reviewed the recoverability of long-lived assets, including finite-lived acquired intangible assets and property, plant and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future cash flows (undiscounted) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The Company concluded there were no indicators evident or other circumstances present that these assets were not recoverable and, accordingly, no impairment charges of long-lived assets were recognized for 2023 and 2022.

Goodwill

Goodwill represents the excess of purchase price paid by the Company over the fair market value of the net assets acquired. Goodwill that arises from the acquisition of subsidiaries is presented as an intangible asset. Goodwill is tested for impairment annually or whenever events or circumstances change indicating that the fair value of a reporting unit with goodwill could be below its carrying amount.

The Company performs impairment testing if any impairment indicators are identified. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying value. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. The recoverable amounts of reporting units to which goodwill is allocated have been determined based on fair value in use. These calculations require management to estimate future cash flows expected to arise from these reporting units and an appropriate discount rate to reflect the time value of the money. The discounted cash flow is based on management’s forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment, which bear the risk of change and could impact the Company’s goodwill impairment analysis, include the cash flow from operations from each of the Company’s individual reporting units and the weighted average cost of capital. The starting point for each reporting unit’s cash flow from operations is the detailed annual plan or updated forecast. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted financial cyclical trends for each reporting unit and considered long-term earnings growth rates in the oil and gas industry. The financial and credit market volatility directly impacts the Company’s fair value measurement through the weighted average cost of capital that the Company uses to determine its discount rate. Key assumptions made by management also include assumptions for future market conditions, which require a high degree of judgment. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit.

Other intangible assets, patents and rights and customer relationships

Acquired intangible assets are measured at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures on intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are expensed as incurred.

Amortization

Amortization is recognized in the consolidated statements of income (loss) on a straight-line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite. The weighted average remaining amortization period for identifiable intangible assets acquired is three to five years. Intangible assets are amortized from the date they are available for use. Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Research and development expenses

Expenditures on research activities undertaken with the prospect of obtaining new scientific or technical knowledge and understanding are recognized in the consolidated statements of income (loss) as incurred. These costs amounted to $3.0 million and $2.9 million for the years ended December 31, 2023 and 2022, respectively.

Development activities involving a plan or design for the production of new or substantially improved products or processes are expensed as incurred, unless the costs relate to an item that has an alternative future use. The Company follows ASC 350-40 to account for development costs incurred for the costs of computer software developed or obtained for internal use. ASC 350-40 requires such costs to be capitalized once certain criteria are met. Capitalized internal-use software costs are primarily comprised of cost of materials, direct labor overhead costs that are directly attributable to preparing the asset for its intended use and capitalized interest on qualifying assets. Costs are capitalized once the project is defined, funding is committed, and it is confirmed the software will be used for its intended use. Capitalization of these costs concludes once the project is substantially complete and the software is ready for its intended purpose.

Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

Revenue from contracts with customers

Revenue from performance obligations satisfied over time, typically in project contracts and service contracts, is recognized according to progress. This requires estimates of the final total revenue, as well as measurement of progress achieved to date as a proportion of the total work to be performed. The estimated progress in long-term project and other manufacturing contracts is based on internal and external estimates of progress. See the following table for the description of types of revenue and revenue recognition policy by type of revenue.

Type of contract/revenue	Nature of performance obligations, including significant payment terms	Significant revenue recognition policies

Project and other manufacturing contracts (Percentage of Completion)

Under project and other manufacturing contracts, specialized products are built to a customer’s specifications and the assets have no alternative use to the Company. If a project or other manufacturing contract is terminated by the customer, the Company has an enforceable right to payment for the work completed to date. The contracts establish a legally enforceable milestone payment schedule as well as a legally enforceable right to receive payment for work completed.

Each of the project or other manufacturing contracts normally includes a single, combined output for the customer, such as an integrated drilling equipment package. A single performance obligation, satisfied over time, is identified in each contract. Project and other manufacturing contracts revenue is presented in product revenue on the consolidated statements of income (loss).

Normal payment terms for project and other manufacturing contracts are 30 to 45 days.

Revenue from project and other manufacturing contracts is recognized according to progress. The input method used to measure progress is determined by reference to the costs incurred to date relative to the total estimated contract cost. Because of the uniqueness of the project and the required engineering in the initial phases of construction contracts, the Company may defer recognition of revenue, in excess of costs, until the point that progress can be measured reliably, which is when a project is approximately 20% complete.

The Company considers milestone payments as variable consideration, with the full milestone payment representing the most likely outcome based on the Company’s historical experience. In addition, liquidated damages are recognized as a reduction of the transaction price unless it is highly probable that it will not be incurred. Disputed amounts and claims are only recognized when negotiations have reached an advanced stage, customer acceptance is highly likely and the amounts can be measured reliably.

Service revenue

Service revenue is generated from rendering of aftermarket services to customers for installed products, such as spare parts, maintenance and overhaul and repair. Service revenue contracts typically contain a single performance. Customers simultaneously receive and consume the benefits provided by these services, and the Company has determined service performance obligations are satisfied over time. Service revenue is presented in service revenue on the consolidated statements of income (loss).

Normal payment terms for service revenue are 30 to 45 days.

Service revenue is recognized over time as the services are provided.

Service revenue is considered a stand-ready obligation and classified as a series since services are distinct and substantially the same, satisfied over time, and contain the same measurement of progress. The revenue is recognized according to progress or using the invoiced amounts when the invoiced amounts directly correspond with the value of the services that are transferred to the customers. The progress is measured using an input method, based upon labor hours incurred.

Type of contract/revenue	Nature of performance obligations, including significant payment terms	Significant revenue recognition policies

Sale of products

This revenue type involves sale of products or equipment that are of a standard nature, not made to the customer’s specifications. Customers obtain control of these products according to the contract terms.

The Company has assessed that these performance obligations are satisfied at a point of time. Revenue for sale of products is presented in product revenue on the consolidated statements of income (loss).

For contracts with multiple performance obligations, the Company allocates the transaction price based on the standalone selling price of each performance obligation. The Company determines the standalone selling price based on observable prices or will use an estimation method if observable prices are not available.

Normal payment terms for sale of products are 30 to 45 days.

Revenue from these performance obligations is recognized when the customers obtain control of the goods, according to the contract terms.

Spare parts revenue is recognized according to the terms of the contract.

Contract assets

Contract assets represent the amounts recognized as revenue by the Company for which the rights to payment have not become unconditional as of the reporting date. The contract assets are transferred to receivables when the rights to payment become unconditional, which usually occurs when invoices are issued to the customers.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Income tax

The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been recorded based upon the income tax laws and rates of the countries in which the Company operates and earns income. The Company’s annual income tax expense is based on taxable income, statutory income tax rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual income tax expense and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment in determining the Company’s income tax expense and in evaluating its tax positions, including evaluating uncertainties and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. The Company’s tax filings are subject to examination by the taxing authorities in the jurisdictions where it conducts business. These examinations may result in assessments of additional income taxes that are resolved with the taxing authorities or through the courts.

Future tax benefits are recognized to the extent that benefit to be realized is more likely than not, and a valuation allowance is established for any portion of a deferred tax asset that management believes is not more likely than not to be realized. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred tax benefit. Expected recoverability may result from expected taxable income in the near future, planned transactions or planned tax optimizing measures. Economic conditions may change and lead to a different conclusion regarding recoverability, and such change may affect the results for each future reporting period.

Accrued liabilities

Warranties

Provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

A provision is made for expected warranty expenditures. The warranty period is normally 12 to 30 months depending on the specific customer contract and terms. See Note 12—“Accrued expenses” for further information about provisions for warranty expenditures.

Restructuring

A restructuring provision is recognized when the Company has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that the entity will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

Legal disputes and contingent liabilities

Given the scope of the Company’s worldwide operations, its subsidiaries may be involved in legal disputes in the course of their business activities. In addition, the Company from time to time engages in acquisitions and other transactions that could expose the Company to financial and other non-operational risks, such as indemnity claims and price adjustment mechanisms resulting in recognition of deferred settlement obligations. However, the final outcomes of these cases are subject to uncertainties, and resulting liabilities may exceed provisions recognized. The Company follows the development of these disputes on case-by-case basis and makes assessment based on all available evidence as at the reporting date.

Employee benefits

Defined contribution plans

Obligations for contributions by the Company to defined contribution plans are recognized as an expense in the consolidated statements of income (loss) as incurred.

Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. The discount rate is the yield at the reporting date on government bonds or high-quality corporate bonds with maturities consistent with the terms of the obligations.

Remeasurement of the net defined benefit liability, which comprises actuarial gains and losses, and the return on plan assets (excluding interest) are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the consolidated statements of income (loss). When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of income (loss). The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Fair value measurement

When available, the Company measures the fair value of a financial instrument using the quoted price in an active market for that instrument. If there is no quoted price in an active market, the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the financial instrument is initially measured at fair value, and the difference between the fair value on initial recognition and the transaction price is recognized as a deferred gain or loss. Subsequently, the deferred gain or loss is recognized in profit or loss on an appropriate basis over the life of the instrument.

The determination of the fair value and the useful lives of the assets and liabilities acquired is performed, which requires the application of judgment. Fair values have been estimated by a range of different valuation techniques, such as the market approach, income approach and cost approach based on which technique has been assessed to be most appropriate for the type of assets or liability measured. All of these methods include a range of various assumptions where significant judgment has been exercised.

A number of the Company’s accounting policies and disclosures requires the measurement of fair values, for both financial and non-financial assets and liabilities, including:

(a)	Derivatives

(b)	Acquisitions

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Quoted prices for similar instruments in active markets; quoted prices of identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3: Significant inputs to the valuation model are unobservable.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

New accounting standards to be adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which enhances the disclosures required for operating segments in the Company’s annual and interim consolidated financial statements. ASU 2023-07 is effective retrospectively for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures.

All other new accounting pronouncements that have been issued but are not yet effective are currently being evaluated and at this time are not expected to have a material impact on the Company’s financial position or results of operations.

2. Inventories

Inventories, net consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Stock of raw materials	$38,859	$35,053
Goods under production (work in progress)	7,982	9,597
Finished goods(1)	195,387	139,504

Inventories, net	$242,228	$184,154

(1)	The Company purchases parts that are to be modified and used in projects. These modified parts are classified as finished goods until they are sold as part of the projects. There are limited amounts of parts that are sold as unmodified products to customers.

For the year ended December 31, 2023, the Company recorded inventory write-downs of $0.8 million. For the year ended December 31, 2022, the Company recorded inventory write-downs of $1.3 million.

3. Property, plant and equipment

Property, plant and equipment, net consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Buildings and land	$166,325	$155,279
Machinery, equipment and software	83,673	82,171
Assets under construction	5,694	1,398

Total cost	$255,692	$238,848

Less: Accumulated depreciation	(40,858)	(21,173)

Property, plant and equipment, net	$214,834	$217,675

Depreciation expense relating to property, plant and equipment was $18.9 million and $20.0 million for the years ended December 31, 2023 and 2022, respectively.

4. Business combinations

Electric Subsea Drilling AS

On August 24, 2022, MHWirth AS acquired the remaining 80% of shares in Electric Subsea Drilling AS (“ESD”) for $3.3 million, which is based in Bergen, Norway. ESD holds a portfolio of patents and technology with applications in the oil and gas industry. Among the most promising technologies within the ESD portfolio are technologies related to electric blowout preventers (“BOP”) and rotating control devices for riserless drilling and managed pressure operations.

5. Goodwill

The changes in carrying value of goodwill are detailed by segment below:

	ESS	PCS	Total
Balance as of January 1, 2022	$183,341	$103,229	$286,570
Acquisition through business combinations	1,088	—	1,088
Capital development adjustment	—	—	—
Currency translation differences	(133)	—	(133)

Balance as of December 31, 2022	$184,296	$103,229	$287,525

Acquisition through business combinations	—	—	—
Currency translation differences	323	—	323

Balance as of December 31, 2023	$184,619	$103,229	$287,848

Goodwill is defined as an asset representing the future economic benefits arising from other assets acquired in a business combination or an asset acquisition by a not-for-profit entity that are not individually identified and separately recognized.

Goodwill mainly arose from the formation of the Company in 2021 as this was considered to be a business combination and accounted for using the acquisition method. For the purpose of impairment testing, goodwill has been allocated to the Company’s reporting units, Equipment and System Solutions (“ESS”) and Pressure Control Systems (“PCS”), which represents the lowest level at which goodwill is monitored in management reporting.

As a result of the Company’s goodwill impairment assessment performed in the years ended December 31, 2023 and 2022, there were no goodwill impairments deemed necessary.

6. Intangible assets

Intangible assets consisted of the following as of December 31, 2023 and 2022:

			2023		2022
	Useful life	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Patents and rights	3-5 years	$20,550	$(8,890)	$11,660	$21,141	$(4,500)	$16,641
Customer relationships	3-5 years	107,893	(25,081)	82,812	105,610	(15,063)	90,547
Development costs	3-5 years	63,179	(13,071)	50,108	51,106	(6,294)	44,812
Other intangible assets	3-5 years	2,724	(60)	2,664	4,368	(789)	3,579

Total intangible assets		$194,346	$(47,102)	$147,244	$182,225	$(26,646)	$155,579

Amortization expense recognized for the years ended December 31, 2023 and 2022 was $19.9 million and $21.6 million, respectively, and was recorded in depreciation and amortization in the consolidated statements of income (loss).

The following table outlines the estimated future amortization expense related to intangible assets held as of December 31, 2023:

Year ending December 31,	Amortization expense
2024	$13,651
2025	14,180
2026	14,557
2027	14,321
2028	2,553
Thereafter	—

Total	$59,172

7. Financial instruments

Accounting classifications and fair values

For financial instruments measured at fair value, the levels in the fair value hierarchy are as shown below.

Level 1—Fair values are based on prices quoted in an active market for identical assets or liabilities.

Level 2—Quoted prices for similar instruments in active markets; quoted prices of identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3—Fair values are based on unobservable inputs, mainly based on internal assumptions used in the absence of quoted prices from an active market or other observable price inputs.

The following tables set forth the Company’s financial instruments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 and 2022:

				2023
	Level 1	Level 2	Level 3(1)	Net balance

Assets
Derivative financial instruments	$—	$2,759	$—	$2,759

Total assets	$—	$2,759	$—	$2,759

Liabilities
Derivative financial instruments	$—	$1,326	$—	$1,326

Total liabilities	$—	$1,326	$—	$1,326

				2022
	Level 1	Level 2	Level 3(1)	Total

Assets
Derivative financial instruments	$—	$3,703	$—	$3,703

Total assets	$—	$3,703	$—	$3,703

Liabilities
Derivative financial instruments	$—	$5,967	$—	$5,967

Total liabilities	$—	$5,967	$—	$5,967

(1)	The fair value (Level 3) of the seller’s receivable against Akastor AS on proceeds from the sales or liquidation of Step Oiltools B.V. (“Step Oiltools”) has been remeasured to zero as of December 31, 2023 and 2022.

The carrying value of cash and cash equivalents, current receivables, accounts payable and accrued expenses approximates fair value based on the short-term nature of these accounts.

Cash flow hedges

The Company uses cash flow hedging primarily to mitigate the effects of foreign exchange rate changes on future transactions denominated in foreign currencies. Accordingly, the vast majority of the Company’s derivative activity in this category consists of forward currency exchange contracts. Changes in the fair value of cash flow hedges are recorded in the hedge reserve in AOCI and are recorded in earnings in the period in which the hedged transaction occurs. See the statements of change in shareholders’ equity for further information on activity in AOCI for cash flow hedges. The maximum term of cash flow hedges is under 24 months as of December 31, 2023 and 2022.

The Company hedges its future transactions in foreign currencies with external banks. The foreign exchange derivatives are subject to hedge accounting. Hedges qualifying for hedge accounting are classified as cash flow hedges (hedges of highly probable future revenues and/or expenses).

The hedged transactions in foreign currency that are subject to cash flow hedge accounting are highly probable future transactions expected to occur at various dates during the next one to four years, depending on progress in the projects. Gains and losses on forward foreign exchange contracts are recognized in other comprehensive income and reported as measurement adjustments within AOCI in equity until they are recognized in the consolidated statements of income (loss) in the period or periods during which the hedged transactions affect the consolidated statements of income (loss). If the forward foreign exchange contract is rolled due to a change in timing of the forecasted cash flow, the settlement effect is included in contract assets or contract liabilities.

Derivative financial assets and liabilities are included in the other current assets and other current liabilities on the consolidated balance sheets.

The following table presents the fair value of the derivative financial instruments and a maturity analysis of the derivatives cash flows. Valuation techniques and inputs of forward contracts are based on the quoted forward exchange rate.

	Maturity
	Total	6 months and less	6-12 months	1-2 years

As of December 31, 2023
Foreign exchanges forward contracts to hedge highly probable forecasted sales
Notional amounts USD	$9,123	$3,693	$4,001	$1,429
Average forward rate (USD/NOK)		10.50	10.72	10.43
Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€8,596	€8,344	€223	€29
Average forward rate (EUR/NOK)		10.90	11.48	11.33

Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€9,327	€9,002	€325	€—
Average forward rate (EUR/USD)		1.10	1.11	—

	Maturity
	Total	6 months and less	6-12 months	1-2 years

As of December 31, 2022
Foreign exchanges forward contracts to hedge highly probable forecasted sales
Notional amounts USD	$16,164	$6,035	$9,098	$1,031
Average forward rate (USD/NOK)		9.12	9.32	9.53

Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€801	€29	€273	€500
Average forward rate (EUR/NOK)		10.44	10.47	10.46

The following table presents a reconciliation by risk category of components of equity and analysis of other comprehensive income items, net of tax, resulting from cash flow hedge accounting.

	2023	2022
Balance as of January 1	$(1,770)	$1,063
Change in fair value	—	—
Change in foreign currency risk	3,689	(3,623)
Income tax allocated to cash flow hedges	(821)	790

Balance as of December 31	$1,098	$(1,770)

8. Other current liabilities

Other current liabilities consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Accrued payroll	$9,570	$9,165
Income tax payable	8,283	6,531
Short-term lease liability external	8,463	7,979
Public duties and taxes	5,379	8,396
Withheld taxes and other deductions	4,048	3,224
External derivatives financial liabilities	1,326	5,967
Short-term deferred and contingent liabilities	1,206	1,164
Accrued sales and other taxes	273	2,051
Other	9,982	8,769

Other current liabilities	$48,530	$53,246

9. Leases

The Company has mostly property leases on a number of locations worldwide. The leases typically run for a period of two to ten years and some of the leases have extension options. The Company also has an immaterial amount of lease agreements related to cars, machinery, information technology (“IT”) equipment and office equipment. These leases have an average lease period of two to three years, generally with no renewal options included.

The Company applies the short-term lease recognition exemptions for leases of property or machinery with lease terms of 12 months or less. Short-term lease expense for the years ended December 31, 2023 and 2022 was $0.9 million and $7.7 million, respectively.

The lease agreements do not impose any covenants or restrictions.

The following table sets forth supplemental consolidated balance sheet information related to leases as of December 31, 2023 and 2022:

	Classification	2023	2022

Assets
Operating lease assets	Right-of-use assets	$33,397	$36,603

Total lease assets		$33,397	$36,603

Liabilities
Current
Operating	Other current liabilities	$8,463	$7,979
Noncurrent
Operating	Noncurrent lease liabilities	26,573	30,240

Total lease liabilities		$35,036	$38,219

The following table sets forth a summary of the components of lease expenses for the years ended December 31, 2023 and 2022:

Lease cost	Classification	2023	2022
Operating lease cost	Selling, general and administrative expenses	$7,950	$8,027
Sublease income	Service revenue	465	425

Net lease cost		$7,485	$7,602

The following table sets forth the maturities of operating lease liabilities as of December 31, 2023:

Operating leases
2024	$7,910
2025	6,726
2026	6,233
2027	4,604
2028	4,064
Thereafter	15,218

Total lease payments	$44,755

Less: present value discount	(9,719)

Present value of lease liabilities	$35,036

The following table sets forth the weighted-average remaining term and weighted average discount rates related to leases as of December 31, 2023 and 2022:

	2023	2022
Weighted-average remaining lease term (years)	7.43	8.38
Weighted-average discount rate	6%	6%

Lease liabilities expiring within the following periods from the balance dates

Some property leases contain extension or termination options exercisable before the end of the non-cancellable period. They are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The extension and termination options held are exercisable only by the Company and not by the respective lessor. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension or termination options.

Most extension options in office leases have not been included in the lease liability, because the Company expects to be able to replace the assets without significant cost or business disruption. Most of the early termination options are not considered in the lease term either as the Company assesses it as reasonably certain that the leases will not be terminated early. If the Company had exercised the extension options in significant property leases as of December 31, 2023, the Company estimates potential future lease payments (undiscounted) would have had an immaterial impact to the lease liability.

10. Debt

Below are the contractual terms of the Company’s interest-bearing loans and borrowings that are measured at amortized cost. The carrying values of the Company’s short-term and long-term debt consisted of the following as of December 31, 2023 and 2022:

	Debt outstanding
	2023	2022	Maturity date
Senior Secured Floating Rate Bonds (HMH01)	$—	$150,570	Feb 2025
Senior Secured Bonds (HMH02)	198,929	—	Nov 2026
Shareholder Loans	119,587	110,266	Oct 2027
Revolving Credit Facility ($80 million)	—	8,035	Feb 2024
Revolving Credit Facility 2023 ($50 million)	21,128	—	May 2026
Credit Line in China	984	—	Jul 2024

	Debt outstanding
	2023	2022	Maturity date
Term loan Tranche A	—	26,838	Feb 2024
Term loan Tranche B	—	8,846	Feb 2024
Total debt, net	$340,628	$304,555

Current debt, net	24,581	39,204
Non-current debt, net	316,047	265,351

Total debt, net	$340,628	$304,555

Debt agreements

Senior Secured Floating Rate Bonds (HMH01)

On or around November 1, 2022, the Company issued $150.0 million aggregate principal amount of its senior secured bonds (ISIN code: NO0012428996) (the “Senior Secured Floating Rate Bonds”), which accrued interest at a rate of the London Interbank Offered Rate (“LIBOR”) plus 7.00% per annum and were set to mature in February 2025. In the third quarter of 2023, the agreement was amended to convert the reference rate in the Senior Secured Floating Rate Bonds from LIBOR to the compounded daily Secured Overnight Financing Rate (“SOFR”). The Senior Secured Floating Rate Bonds were refinanced on or around November 15, 2023 and were repaid at 104.71562% of the nominal amount (plus accrued and unpaid interest of the redeemed amount) on November 22, 2023 and November 28, 2023. This transaction resulted in a $6.4 million loss on extinguishment of the debt, which is recognized in the consolidated statement of income (loss) for the year ended December 31, 2023. The fair value of the Senior Secured Floating Rate Bonds was derived from the Oslo Stock Exchange amounts to 101.13% per note.

The agreement governing the Senior Secured Floating Rate Bonds included customary representations and warranties, affirmative covenants and certain restrictive covenants that limited the Company’s ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Senior Secured Floating Rate Bonds also required the Company to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the agreement governing the Senior Secured Floating Rate Bonds) not to exceed 1.00 to 1.00 and an interest cover ratio of EBITDA to Net Interest Expenses (each as defined in the agreement governing the Senior Secured Floating Rate Bonds) not less than 3.00 to 1.00. Subject to compliance with certain conditions, the Company was permitted to increase its borrowings under the Senior Secured Floating Rate Bonds by up to $70.0 million.

The Senior Secured Floating Rate Bonds were redeemable, at the Company’s option, (i) prior to August 10, 2024, at a price equal to the make-whole amount and (ii) beginning on August 10, 2024, at a premium of 102.42%. The redemption premium then declined in steps until November 10, 2024, at which time the Company could have redeemed the bonds at a premium of 100.50%. The redemption premium would have declined further at the maturity date, at which time the Company could have redeemed the bonds at par value.

Following a Change of Control or a Share De-Listing Event (each as defined in the agreement governing the Senior Secured Floating Rate Bonds), the Company would have been required to prepay the Senior Secured Floating Rate Bonds at 101% of the nominal amount of the bonds being repaid.

Following a material asset sale, the Company would have been required to prepay the Senior Secured Floating Rate Bonds at 100% of the nominal amount of the bonds being repaid, up to 50% of the gross proceeds of the material asset sale.

Senior Secured Bonds (HMH02)

On or around November 15, 2023, the Company issued $200.0 million aggregate principal amount of its senior secured bonds (ISIN code: NO0013063495) (the “Senior Secured Bonds”), which accrue interest at a fixed rate of 9.875% per annum and mature on November 16, 2026. The Senior Secured Bonds are secured by liens on substantially all of the Company’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the Senior Secured Bonds is subject to the Intercreditor Agreement (as defined herein) with the facility agent under the Revolver (as defined herein). The agreement governing the Senior Secured Bonds includes customary representations and warranties, affirmative covenants and certain restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Senior Secured Bonds also require the Company to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the agreement governing the Senior Secured Bonds) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the agreement governing the Senior Secured Bonds) of not less than 2.50 to 1.00. Subject to compliance with certain conditions, the Company is permitted to increase its borrowings under the Senior Secured Bonds by up to $75.0 million, and the Company is also permitted to enter into certain bridge financing facilities with the lender(s) party thereto. The Company intends to list the Senior Secured Bonds on the Oslo Stock Exchange during the second half of 2024. The agreement governing the Senior Secured Bonds contains customary events of default. If an event of default exists under the Senior Secured Bonds, the lenders will be able to accelerate the maturity of the Senior Secured Bonds and exercise other rights and remedies. If an event of default exists under the Revolver, a cross-default will be triggered under the Senior Secured Bonds, and the bondholders thereunder will be able to accelerate the maturity of the Senior Secured Bonds and exercise other rights and remedies.

The Senior Secured Bonds are redeemable, at the Company’s option, (i) prior to May 16, 2025, at a price equal to the make-whole amount and (ii) beginning on May 16, 2025, at a premium of 104.938%. The redemption premium then declines in steps until May 16, 2026, at which time the Company may redeem the bonds at a premium of 100.500%. The redemption premium then falls away at the maturity date, at which time the Company may redeem the bonds at par value.

Following a Change of Control or a Share De-Listing Event (each as defined in the agreement governing the Senior Secured Bonds), the Company can be required to prepay the Senior Secured Bonds at 101% of the nominal amount of the bonds being repaid.

Following a material asset sale, the Company can be required to prepay the Senior Secured Bonds at 100% of the nominal amount of the bonds being repaid, up to 50% of the gross proceeds of the material asset sale.

Shareholder Loans

On October 1, 2021, the Company entered into a loan agreement with Baker Hughes Holdings LLC and Akastor AS (the “Shareholder Loan Agreement”) to finance its operating and finance activities. Baker Hughes Holdings LLC provided an $80.0 million term loan under the Shareholder Loan Agreement (the “Baker Hughes

Shareholder Loan”), and Akastor AS provided a $20.0 million term loan under the Shareholder Loan Agreement (the “Akastor Shareholder Loan” and, together with the Baker Hughes Shareholder Loan, the “Shareholder Loans”). The Shareholder Loans mature on October 1, 2025. As of December 31, 2023, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $119.6 million, which included $95.7 million outstanding under the Baker Hughes Shareholder Loan and $23.9 million outstanding under the Akastor Shareholder Loan. The Company also agreed to pay Baker Hughes and Akastor for certain deferred tax assets related to the contributed businesses in the amounts of approximately $155,00 and $413,000, respectively, with such payment made by way of an increase to the Shareholder Loans. Such additional amounts relating to deferred tax assets are not reflected in the Shareholder Loans’ balances as of December 31, 2023. The Shareholder Loans bear interest at a rate of 8.0% per annum. The Shareholder Loans are unsecured. The Shareholder Loan Agreement includes certain restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness or make or declare dividends. The Shareholder Loan Agreement contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Shareholder Loan Agreement, the lenders will be able to accelerate the maturity of the Shareholder Loans and exercise other rights and remedies. Subject to certain notice requirements, the Company may voluntarily prepay outstanding loans under the Shareholder Loan Agreement in whole or in part without premium or penalty.

Revolving Credit Facility ($80 million) and Term Loans

On September 28, 2021, the Company, Nordea Bank Abp, filial I Norge, as agent, certain financial institutions party thereto as lenders (the “2021 Facility Lenders”) and DNB Markets, a part of DNB Bank ASA, HSBC Continental Europe, Nordea Bank Abp, filial I Norge and Skandinaviska Enskilda Banken AB (publ), as mandated lead arrangers and bookrunners, entered into a facilities agreement pursuant to which the 2021 Facility Lenders provided (i) revolving credit financing to the Company in an aggregate principal amount of up to $80.0 million (the “2021 Revolver”) bearing interest at a rate of LIBOR plus 4.00%, (ii) bridge financing to the Company in an aggregate principal amount of up to $150.0 million (the “2021 Bridge Facility”) bearing interest at a rate of LIBOR plus a margin of 3.75% to 4.75% and (iii) a term loan financing to the Company in an aggregate principal amount of up to $70.0 million (the “2021 Term Loan Facility” and, together with the 2021 Revolver and 2021 Bridge Facility, the “2021 Facility”) bearing interest at a rate of LIBOR plus a margin of 3.75% to 4.75%. The 2021 Bridge Facility matured on February 26, 2022, and the 2021 Revolver and the 2021 Term Loan Facility were set to mature on February 26, 2024. The repayment of the 2021 Revolver and the 2021 Term Facility Loan resulted in a $1.1 million loss on extinguishment of the debt, which is recognized in the consolidated statement of income (loss) for the year ended December 31, 2023.

The 2021 Facility was secured by liens on certain of the Company’s assets, including the equity of certain of its subsidiaries, and a guarantee from certain of its subsidiaries. The 2021 Facility included certain restrictive covenants that limited the Company’s ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The 2021 Facility also required the Company to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the 2021 Facility) not to exceed 1.00 to 1.00, an interest cover ratio of EBITDA to Net Interest Expenses (each as defined in the 2021 Facility) of not less than 4.50 to 1.00 and a leverage ratio of Consolidated Net Total Borrowings to EBITDA not to exceed 3.00 to 1.00. The 2021 Facility contained customary representations and warranties, affirmative covenants and events of default.

Revolving Credit Facility 2023 ($50 million)

On November 20, 2023, the Company, DNB Bank ASA, as agent, certain financial institutions party thereto as lenders (the “Revolver Lenders”) and DNB Markets, a part of DNB Bank ASA, and Nordea Bank Abp, filial I

Norge, as mandated lead arrangers and bookrunners, entered into a senior facility agreement (the “Revolver”) pursuant to which the Revolver Lenders provide revolving credit financing to the Company in an aggregate principal amount of up to $50.0 million. The scheduled maturity date of the Revolver is May 16, 2026.

Borrowings under the Revolver bear interest at the compounded reference rate, which is the applicable SOFR plus the applicable credit spread adjustment, plus a margin of 3.50% to 4.25% based on the Company’s most recent leverage ratio. In addition to paying interest on outstanding principal under the Revolver, the Company is required to pay a quarterly commitment fee equal to 40% of the applicable margin on the unused available commitments.

The Revolver is secured by liens on substantially all of the Company’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the Revolver is subject to the Intercreditor Agreement with the trustee under the Senior Secured Bonds. The Revolver includes certain restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Revolver also requires the Company to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the Revolver) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the Revolver) of not less than 2.50 to 1.00. The Revolver contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Revolver, the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. If an event of default exists under the Senior Secured Bonds, a cross-default will be triggered under the Revolver, and the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. Subject to certain notice requirements and certain partial prepayment amount restrictions, the Company may voluntarily prepay outstanding loans under the Revolver in whole or in part without premium or penalty. Following a Change of Control (as defined in the Revolver), the Company can be required to prepay the loans in whole if the parties do not reach an agreement to continue the loan.

Intercreditor Agreement

On November 22, 2023, the facility agent under the Revolver and the trustee under the Senior Secured Bonds entered into a pari passu intercreditor agreement (the “Intercreditor Agreement”) (subject to the super senior ranking of the Company’s obligations under the Revolver and the hedging liabilities, in each case, with respect to the applications of proceeds thereunder) governing (i) the relative priorities of their respective security interests in the assets securing the Revolver, the Senior Secured Bonds and certain future secured indebtedness and (ii) certain other matters relating to the administration of their respective security interests, including the occurrence of an insolvency event.

Credit Line in China

On August 22, 2023, the Company entered into a credit line agreement (the “Credit Line in China”) with Bank of China Shanghai Pudong branch (the “Credit Line in China Lender”) pursuant to which the Credit Line in China Lender provides a credit line in an aggregate principal amount of up to Chinese renminbi (RMB) 10.0 million. The scheduled maturity date of the credit line is July 26, 2024. The borrowing length for each withdrawal is one year.

Borrowings under the Credit Line in China bear interest at the compounded reference rate, which is the applicable China Loan Prime Rate minus margin 0.4%. Interest is paid quarterly in the last month of each quarter. There is no quarterly commitment fee or guarantee requirement based on the Company’s financial status. As of December 31, 2023, the aggregate principal amount outstanding under the Credit Line in China was approximately $1.0 million.

The Credit Line in China can only be used for the Company’s daily operations and cannot be used to purchase real estate, re-lend to other companies or make investments.

Fair values

The fair value of the Senior Secured Bonds was based on the DNB Markets High Yield Bond Market Update—Shipping and Offshore Oil Field Services report published on January 8, 2024. The fair value of the Senior Secured Bonds derived from such DNB Markets report amounts to 101.13%. The fair value of the Senior Secured Bonds was derived from the price of Senior Secured Bonds as listed on the Oslo Stock Exchange, as applicable, on December 21, 2023. For the remaining debt instruments, the book values of each instrument approximate its respective carrying amount, as these interest rates are variable in nature and are reflective of market rates.

The following table sets forth the maturities of principal payments on long-term debt for each of the five years in the period ending December 31, 2028, and in the aggregate thereafter:

Year ending December 31,
2024	$—
2025	—
2026	200,000
2027	100,000
2028	—
Thereafter	—

Total	$300,000

11. Revenue from contracts with customers

Disaggregated revenue

The Company disaggregates revenue from contracts with customers by revenue type for both its ESS and PCS segments, as it believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. The tables below present the Company’s revenue disaggregated by these categories.

The following table presents revenue disaggregated by revenue type for the years ended December 31, 2023 and 2022:

	2023
	ESS	PCS	Total
Project and other manufacturing contracts revenue	$26,877	$50,816	$77,693
Sale of products	58,913	51,753	110,666

Product revenue	85,790	102,569	188,359
Service revenue	295,045	302,042	597,087

Total revenue	$380,835	$404,611	$785,446

	2022
	ESS	PCS	Total
Project and other manufacturing contracts revenue	$85,123	$50,805	$135,928
Sale of products	39,705	36,333	76,038

Product revenue	124,828	87,138	211,966
Service revenue	233,858	231,389	465,247

Total revenue	$358,686	$318,527	$677,213

The following table presents timing of revenue recognition for the year ended December 31, 2023:

	ESS	PCS	Total
Transferred overtime	$132,590	$121,312	$253,902
Transferred at point in time	248,245	283,299	531,544

Total revenue	$380,835	$404,611	$785,446

The following table presents timing of revenue recognition for the year ended December 31, 2022:

	ESS	PCS	Total
Transferred overtime	$245,756	$154,459	$400,215
Transferred at point in time	112,930	164,068	276,998

Total revenue	$358,686	$318,527	$677,213

Contract assets consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Balance as of the beginning of the year	$137,958	$92,708
Additions	370,456	350,854
Transfers to accounts receivables	(347,481)	(305,604)

Balance as of the end of the year	$160,933	$137,958

Contract liabilities consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Balance as of the beginning of the year	$57,639	$95,108
Additions	136,440	109,745
Revenue recognized	(118,554)	(147,214)

Balance as of the end of the year	$75,525	$57,639

Revenue recognized during the twelve months ended December 31, 2023 that was included in the contract liabilities balance at the beginning of the period was $50.3 million.

Transaction price allocated to the remaining performance obligations

As of December 31, 2023, the aggregate amount of the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $355.5 million. As of December 31, 2023, the Company expected to recognize revenue of 92.6% of the total remaining performance obligations over the next 12 months, and the remaining 7.4% thereafter. Contract modifications could affect both the timing to complete as well as the amount to be received as the Company fulfills the related remaining performance obligations.

12. Accrued expenses

Accrued expenses consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Accrued vendor costs	$56,705	$77,513
Accrued payroll	20,156	20,828
Accrued expenses—employee related liabilities	17,237	932
Provisions—restructuring	574	325
Provisions—warranty	8,556	6,771
Provisions—environmental(1)	3,896	4,130
Accrued interest	2,566	2,777
Accrued sales and other taxes	—	1,309
Provisions—other	4,803	4,528
Other	3,430	8,331

Accrued expenses	$117,923	$127,444

(1)	Costs of future estimated expenditures for environmental remediation liabilities are not discounted to their present value due to the timing of the future expenditures not being reliably determinable. The environmental remediation liability is related to two plants.

The following table describes the changes to the Company’s warranty liability for the years ended December 31, 2023 and 2022:

	2023	2022
Balance as of the beginning of the year	$6,771	$8,064
Accrued expense	2,076	1,505
Payments	(587)	(1,477)
Reclassification	306	—
Provision reversed during the period	—	(698)
Currency translation differences	(10)	(623)

Balance as of the end of the year	$8,556	$6,771

13. Share-based compensation

The Company had the following share-based payment arrangements during the periods presented:

Founders’ phantom equity award program

On January 31, 2022, the grant date, the Board of Directors of the Company (“Board”) established an award program to management and certain employees to entitle them to payment when certain strategic goals are achieved.

On January 31, 2022, the Board awarded and issued $10.0 million to the participants of the program based on an equity value of $600.0 million, which was deemed to be the fair value of the Company’s equity. The amount of the payment is determined based on the increase/decrease of the equity value of the Company. Vesting requires continuous service through the vesting date and is contingent upon the occurrence of a change in control or an IPO (each as defined in the applicable award agreement). The program expires at the end of the eight-year period after the grant date. In the event of a change of control, the settlement may be in cash, shares or other form of consideration at the discretion of the Board. In the event of an IPO, the settlement shall be made in shares of the resulting public company.

2022 Long-term incentive program

On September 1, 2022, the grant date, the Board established a share-based incentive program covering certain key personnel employees to entitle them to payment when certain strategic goals are achieved.

On September 1, 2022, the Board awarded and issued $5.0 million to the participants of the program based on an equity value of $600.0 million, which was deemed to be the fair value of the Company’s equity. The award contains two components: a time-based restricted equity award (“RSU”) and a performance-based award (“PSU”). Vesting requires continuous service through the vesting date. The RSU has a three-year ratable vesting from the grant date and the PSU has a three-year cliff vesting based on specified performance metrics. Both components are contingent upon a change in control or an IPO or event making equity ownership interest in the Company publicly available. The program expires at the end of the eight-year period after the grant date. In the event of a change in control, the settlement may be in cash, shares or other form of consideration at the discretion of the Board. In the event of an IPO or other public liquidity event, the settlement shall be made in shares of the resulting public company.

2023 Long-term incentive program

On September 1, 2023, the grant date, the Board established a share-based incentive program covering certain key personnel employees to entitle them to payment when certain strategies goals are achieved.

On September 1, 2023, the Board awarded and issued $5.0 million to the participants of the program based on an equity value of $700.0 million, which was deemed to be the fair value of the Company’s equity. The award contains two components: an RSU award and a PSU award. The RSU has a three-year ratable vesting from the grant date, whereas the PSU has a three-year cliff vesting based on specified performance metrics. Both awards are contingent upon a change of control. The program will fully vest over three years and upon a change of control event. The program expires at the end of the eight-year period after the grant date. In the event of a change in control, the settlement may be in cash, shares or other form of consideration at the discretion of the Board. In the event of an IPO, the settlement shall be made in cash or shares of the resulting public company at the discretion of the Board.

All of the awards above are contingent on a liquidity event, which is defined as an IPO or a change of control of the Company. As of December 31, 2023, the Company did not believe that a liquidity event as defined in the award agreements was probable and will not be probable until the occurrence of the liquidity event. Therefore, the Company did not recognize any compensation expense related to these awards.

Unvested equity awards

The compensation expense not yet recognized for all awards listed above was approximately $10.0 million in the aggregate as of December 31, 2023.

14. Employee benefit plans

Pension plans in Germany and Norway

Pension costs represent the future pension entitlement earned by employees in the financial year. In a defined contribution plan, the Company is responsible for paying an agreed contribution to the employee’s pension assets. In such a plan, this annual contribution is also the cost. In a defined benefit plan, it is the Company’s responsibility to provide a certain pension. The measurement of the cost and the pension liability for such arrangements is subject to actuarial valuations. The main pension liabilities relate to Norway and Germany. The welfare and support fund is closed for new entries. The welfare and support fund is recorded as other non-current liabilities and not as pension.

Pension plans in Germany

The main pension arrangement in Germany is a general pension plan organized by the German Government. This arrangement provides the main general pension entitlement of all Germans. All pension arrangements by employers consequently represent limited additional pension entitlements. German employers are not obliged to provide an employment pension plan.

ATZ (Altersteilzeit)—early retirement arrangement

ATZ is an early retirement arrangement organized by German employers, Trade/Labor Unions in Germany and the German Government. The ATZ plan is providing additional lifelong pensions to employees who retire before the general retirement age, to compensate for the reduction of the ordinary pension entitlements. The employees are given a choice of retirement age, with lower pension at earlier retirement.

The principle that, during the current employment relationship, the work performed by the employee is equivalent to the remuneration paid by the employer (principle of equivalence) and that there is therefore no impact on the balance sheets does not apply in the case of partial retirement.

The backlog of performance in the block model of ATZ represents an obligation on the part of the employer. The employee has already performed work for which he or she has not yet received any remuneration. For the fee to be paid in the release phase, a provision must be made during the work phase and increased pro rata temporis until the release phase is reached.

The estimated contributions expected to be paid to the German plan during 2024 amount to $0.8 million.

Pension plans in Norway

The main pension arrangement in Norway is a general pension plan organized by the Norwegian Government. This arrangement provides the main general pension entitlement of all Norwegian employees. All pension arrangements by employers consequently represent limited additional pension entitlements.

Norwegian employers are obliged to provide an employment pension plan, which can be organized as a defined benefit plan or as a defined contribution plan. The Company’s subsidiaries located in Norway closed the earlier defined benefit plans in 2008 and are now providing defined contribution plans for all employees.

Defined benefit plan

Employees who were 58 years or older in 2008, when the change to the contribution plan took place, are still in the defined benefit plan, which is a funded plan. There are no longer any active employees in this plan. The estimated contributions expected to be paid to the Norwegian plan during 2024 amount to $0.2 million.

Compensation plan

To ensure that the employees were treated fairly on the change to the contribution plan in 2008, the Company introduced a compensation plan. The basis for deciding the compensation amount is the difference between calculated pension capital in the defined benefit plan and the value of the defined benefit plan at the age of 67 years. The compensation amount will be adjusted annually in accordance with the adjustment of the employees’ pensionable income, and accrued interest according to market interest. If the employee leaves the Company voluntarily before the age of 67 years, the compensation amount will be reduced.

AFP—early retirement arrangement

AFP is an early retirement arrangement organized by Norwegian employers, the main Labor Union organization in Norway (LO) and the Norwegian Government. The AFP plan provides additional lifelong pensions to employees who retire before the general retirement age, to compensate for the reduction of the ordinary pension entitlements. The employees are given a choice of retirement age, with lower pension at earlier retirement.

The AFP plan exposes the participating entities to actuarial risk associated with employees of other entities with the result that there is no consistent and reliable basis for allocating the obligation, plan assets and costs to individual participating entities. Sufficient information is not available to use defined benefit accounting, and the AFP plan is accounted for as a defined contribution plan.

The following table sets forth the accumulated benefit obligation in Norway and Germany as of December 31, 2023 and 2022:

	2023	2022

Change in benefit obligations
Benefit obligation at the beginning of the year	$21,002	$26,728
Service cost	199	401
Interest cost	528	193
Actuarial (gain) loss	(80)	(2,957)
Benefits paid	(1,268)	(1,292)
Foreign currency translation adjustment	(143)	(1,995)
Other	(64)	(76)

Benefit obligation at the end of the year	$20,174	$21,002

Change in plan assets
Fair value of plan assets at the beginning of the year	—	—
Employer contribution	521	616
Benefits paid	(457)	(540)
Other	(64)	(76)
Fair value of plan assets at the end of the year	—	—
Funded status—underfunded at the end of the year	(20,174)	(21,002)

Accumulated benefit obligation	$(20,174)	$(21,002)

The plan assets are held and managed by Akastor, and obligations are settled on the Company’s behalf.

The amounts recognized in the consolidated balance sheets consisted of the following as of December 31, 2023 and 2022:

	2023	2022

Pension benefits
Current liabilities	$993	$771
Non-current liabilities	19,181	20,231

Net amount recognized	$20,174	$21,002

Information for the plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets consisted of the following as of December 31, 2023 and 2022:

	2023	2022

Pension benefits
Projected benefit obligation	$20,174	$21,002
Accumulated benefit obligation	20,174	21,002

Net periodic cost

The components of net periodic cost consisted of the following for the years ended December 31, 2023 and 2022:

Pension benefits	2023	2022
Service cost	$199	$401
Interest cost	528	193
Amortization of net actuarial loss	102	288

Net periodic cost	$829	$882

The defined benefit plans are unfunded and consequently there are no pension plan assets to be disclosed.

As part of the agreement between Akastor and Baker Hughes at the time of the formation of the Company, Akastor is responsible for all pension liabilities accrued and unsettled pension liabilities pre-October 1, 2021. The Company has booked a receivable towards Akastor for its part of the total pension liability. See Note 17—“Related party transactions—Indemnification asset.”

Defined benefit obligation—actuarial assumptions

The following table sets forth the weighted average assumptions used to determine net periodic cost for these plans for the years ended December 31, 2023 and 2022:

	2023		2022
	Norway	Germany	Norway	Germany
Discount rate	4.4%	3.7%	2.1%	3.1%
Expected long-term return on plan assets	—	—	—	—
Interest crediting rate	0.6%	2.6%	0.6%	2.5%

Accumulated other comprehensive income (loss)

The amount recorded before-tax in accumulated other comprehensive income (loss) related to the Company’s defined benefit plans consisted of the following for the years ended December 31, 2023 and 2022:

	2023	2022
Net actuarial loss	$(182)	$(3,245)
Net prior service cost	$—	$—

The discount rates and other assumptions for Norway in 2023 and 2022 are based on the Norwegian high quality corporate bond rate and recommendations from the Norwegian Accounting Standards Board. It should be expected that fluctuations in the discount rates would also lead to fluctuations in the pension indexations. The total effect of fluctuations in economic assumptions is consequently unlikely to be very significant.

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current life expectancy underlying the values of the defined benefit obligation at the reporting date is shown below in years.

	2023		2022
	Norway	Germany	Norway	Germany
Life expectancy of male pensioners	22.7	20.6	22.7	20.6
Life expectancy of female pensioners	26.0	24.0	26.0	24.0

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation as of December 31, 2023 and 2022. Amounts shown below are for the pension plans in Norway.

2023	Change in defined benefit obligation
Change in actuarial assumptions	Increase	Decrease
Discount rate (1% increase/decrease movement)	$8,638	$8,886
Future salary growth (1% increase/decrease movement)	8,759	8,746

2022	Change in defined benefit obligation
Change in actuarial assumptions	Increase	Decrease
Discount rate (1% increase/decrease movement)	$9,600	$9,911
Future salary growth (1% increase/decrease movement)	9,749	9,737

The following table presents the expected benefit payments for pension benefits over the next 10 years. For funded Company sponsored plans, the benefit payments are made by the respective pension trust funds.

Year	Pension benefits
2024	$993
2025	1,017
2026	1,011
2027	1,053
2028	1,086
2029-2033	6,026

Pension plans outside Norway and Germany

Pension plans outside Norway and Germany are predominately defined contribution plans and include 1,184 and 1,021 employees in 2023 and 2022, respectively. The cost of the defined contribution plans amounted to $6,028 thousand and $1,230 thousand for the years ended December 31, 2023 and 2022, respectively.

15. Income taxes

Income tax expense consisted of the following for the years ended December 31, 2023 and 2022, all of which are foreign:

	2023	2022

Current:
Domestic	$—	$—
Foreign	(15,504)	(8,523)

Total current income tax expense	$(15,504)	$(8,523)

Deferred:
Domestic	$—	$—
Foreign	147	(123)

Total deferred income tax benefit (expense)	$147	$(123)

Income tax expense	$(15,357)	$(8,646)

The domestic and foreign components of income (loss) before income taxes were as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Domestic	$(44,660)	$(28,586)
Foreign	77,419	10,668

Income (loss) before income taxes	$32,759	$(17,918)

Effective tax rate

The following table reconciles the reported income tax expense to the expected income tax expense according to the corporate income tax rate in the Netherlands, the jurisdiction of tax domicile of the Company, for the years ended December 31, 2023 and 2022:

	2023	2022
Income (loss) before income taxes	$32,759	$(17,918)
Statutory income tax rate (25.8%)	(8,452)	4,623

Tax effects of:
Difference between local income tax rate and Dutch income tax rate	2,528	750
Foreign tax difference	1,579	105
Remeasurement of Step Oiltools receivable	—	(4,129)
Income taxed to U.S. partners(1)	3,701	(831)
Change in valuation allowance(2)	(11,308)	(6,845)
Withholding taxes	(3,356)	(2,136)
Other	(49)	(183)

Income tax expense	$(15,357)	$(8,646)

(1)	HMH Holding B.V. (together with its subsidiaries located in the United States and Senegal) is taxed as a partnership for U.S. federal income tax purposes and, therefore, does not recognize U.S. federal income taxes. The shareholders are responsible for the income taxes on their share of the taxable income or loss and are entitled to any available tax credits on their income tax returns.
(2)	Change in valuation allowance primarily relates to change in income tax expense from continuing operations.

Recognized deferred tax assets and liabilities consisted of the following as of December 31, 2023 and 2022:

	2023	2022

Deferred tax assets
Net operating loss carryforwards	$17,122	$7,128
Tax credit carryforwards	1,353	2,215
Interest carryforwards	22,251	11,810
Employee benefit plan liabilities	4,752	4,357
Property, plant and equipment	3,217	2,539
Provisions	5,994	14,218
Inventories	8,980	8,957
Other	—	1,112

Total deferred tax assets	$63,669	$52,336
Valuation allowance	(29,127)	(19,111)

Total deferred tax assets after valuation allowance	$34,542	$33,225
Deferred tax liabilities
Customer relationships	(10,065)	(10,238)
Other intangible assets	(2,833)	(2,882)
Projects under construction	(9,614)	(9,245)
Derivative financial instruments	(2,657)	(1,409)
Other	(1,238)	—

Total deferred tax liabilities	$(26,407)	$(23,774)

Net deferred tax assets	$8,135	$9,451

For the years ended December 31, 2023 and 2022, the Company recognized $0.7 million and $1.2 million,

respectively, in net loss benefits in Brazil. For the year ended December 31, 2023, the total change in valuation allowance of $10.0 million was comprised of $12.0 million of additions, less $0.7 million of reversals and $1.3 million of foreign currency translation adjustments. For the year ended December 31, 2022, the total change in valuation allowance of $5.4 million was comprised of $8.0 million of additions, less $1.2 million of reversals and $1.4 million of foreign currency translation adjustments.

At December 31, 2023, the Company had approximately $1.4 million of non-U.S. tax credits that will expire between 2024 and 2025 under applicable foreign law. Additionally, the Company had $69.0 million of net operating loss carryforwards (“NOLs”), of which approximately $1.9 million will expire between 2035 and 2042, and the remainder can be carried forward indefinitely. The Company also had interest carryforwards of $89.5 million, of which $21.8 million will expire between 2025 and 2030, and the remainder can be carried forward indefinitely.

At December 31, 2022, the Company had approximately $2.2 million of non-U.S. tax credits that will expire between 2023 and 2025 under applicable foreign law. Additionally, the Company had $45.4 million of NOLs, of which approximately $2.4 million will expire between 2035 and 2042, and the remainder can be carried forward indefinitely. The Company also had interest carryforwards of $49.0 million of which $21.8 million will expire between 2025 and 2030 and the remainder can be carried forward indefinitely.

The Company operates and is subject to income taxes in multiple jurisdictions. Income tax return periods from 2018 generally remain open for examination in Norway and periods from 2019 generally remain open for examination in other jurisdictions.

As of December 31, 2023, the Company had undistributed earnings of foreign subsidiaries of $80.2 million, which continue to be indefinitely reinvested. The Company makes a determination each period whether to indefinitely reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liabilities could result. No additional income taxes have been provided for any additional outside basis differences inherent in the Company’s foreign subsidiaries, as these amounts continue to be indefinitely reinvested. Determining the amount of unrecognized deferred tax liability related to any additional outside basis differences in these entities is not practicable.

16. Commitments and contingencies

Restructuring

The Company has accrued a restructuring provision specific to ESS. The restructuring primarily pertains to a substantial workforce decrease and reorganization, driven by the desire to increase efficiency and flexibility. This provision involves a new organization structure that converts the “Major Projects and Products” division under ESS to “Product and Innovation, Engineering Disciplines and Product Management.” The restructuring is expected to impact 100 individuals, 80 employees in Norway and 20 employees in Germany, and is accrued for a cost of $1.1 million as of December 31, 2022.

Due to more adverse market conditions, an additional restructuring provision of $1.2 million was accrued in 2023. Restructuring costs are contained within other operating expenses (income) for both 2022 and 2023.

17. Related party transactions

Related party relationships are those involving control (either direct or indirect), joint control or significant influence. Related parties are in a position to enter into transactions with the Company that would not be undertaken between unrelated parties. All transactions with related parties to the Company have been based on arm’s length terms (unless disclosed differently).

The Company is a parent company that controls 25 companies around the world. Any transactions between the parent company and the subsidiaries are eliminated in the consolidated financial statements.

The Company is a joint venture by Akastor and Baker Hughes. The shareholders are Baker Hughes Holdings LLC (50%), Akastor AS (25%) and Mercury HoldCo Inc. (25%).

The related parties for the Company are the shareholders and the entities in Akastor and Baker Hughes.

The following table sets forth a summary of transactions and balances with significant related parties as of December 31, 2023:

	Baker Hughes Holdings LLC	GE Drilling Services LLC	GEO Oil and Gas Australia Pty Ltd	Akastor AS	Aker BP	Other Baker Hughes companies	Other Akastor companies	Total

For the year ended December 31, 2023
Income statement
Revenue	$—	$339	$—	$5,941	$1,733	$123	$594	$8,730
Operating expenses	—	—	—	—	—	—	—	—
Net financial items	(6,974)	—	—	(1,517)	—	—	—	(8,491)

As of December 31, 2023
Assets (liabilities)
Related party notes receivable—current	—	—	—	1,500	—	—	—	1,500
Related party accounts receivable	—	230	—	—	173	2,120	—	2,523
Accounts payable—related party	—	—	—	—	17	110	—	127
Long-term debt, net—related party	95,670	—	—	23,917	—	—	—	119,587
Related party notes receivable	3,970	—	—	24,750	—	—	—	28,720
Liability to shareholders	666	—	—	8,747	—	—	—	9,413

The following table sets forth a summary of transactions and balances with significant related parties as of December 31, 2022:

	Baker Hughes Holdings LLC	GE Drilling Services LLC	GEO Oil and Gas Australia Pty Ltd	Akastor AS	Akastor Solution AS	Other Baker Hughes companies	Other Akastor companies	Total

For the year ended December 31, 2022
Income statement
Revenue	$—	$—	$164	$2,924	$1,660	$—	$108	$4,856
Other operating expenses (income)	—	—	—	16,002	—	—	—	16,002
Net financial items	(6,200)	—	—	(2,067)	—	—	—	(8,267)

As of December 31, 2022
Assets (liabilities)
Related party notes receivable—current	—	—	—	1,426	—	—	—	1,426
Related party accounts receivable	—	4,559	—	—	—	32	1,319	5,910
Accounts payable—related party	—	—	1,892	—	—	241	314	2,447
Long-term debt, net—related party	88,213	—	—	22,053	—	—	—	110,266
Related party notes receivable	3,453	—	—	28,076	—	—	—	31,529
Liability to shareholders	666	—	—	8,747	—	—	—	9,413

Related party transactions

Shareholder Loans

On October 1, 2021, the Company entered into the Shareholder Loan Agreement with Baker Hughes Holdings LLC and Akastor AS to finance its operating and finance activities. Baker Hughes Holdings LLC provided the $80.0 million Baker Hughes Shareholder Loan under the Shareholder Loan Agreement, and Akastor AS provided the $20.0 million Akastor Shareholder Loan under the Shareholder Loan Agreement. The Shareholder Loans mature on October 1, 2025. As of December 31, 2023, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $119.6 million, which included $95.7 million outstanding under the Baker Hughes Shareholder Loan and $23.9 million outstanding under the Akastor Shareholder Loan. The Shareholder Loans bear interest at a rate of 8.0% per annum. The Shareholder Loans are unsecured. The Shareholder Loan Agreement includes certain restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness or make or declare dividends. The Shareholder Loan Agreement contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Shareholder Loan Agreement, the lenders will be able to accelerate the maturity of the Shareholder Loans and exercise other rights and remedies. Subject to certain notice requirements, the Company may voluntarily prepay outstanding loans under the Shareholder Loan Agreement in whole or in part without premium or penalty.

Shareholder Note

On March 17, 2023, the Company entered into a note with Baker Hughes Holdings LLC and Akastor AS (the “Shareholder Note”) whereby the Company extended credit in the principal amount of $3.45 million to Baker Hughes Holdings LLC and $3.49 million to Akastor AS. The Shareholder Note matures on October 1, 2024 and accrues interest at a rate of 8.0% per annum. Subject to certain notice requirements, Baker Hughes Holdings LLC and Akastor AS may voluntarily prepay the Shareholder Note in whole or in part without premium or penalty. There is no right of set-off against the Shareholder Loans.

Baker Hughes

License agreements

On October 1, 2021, in connection with the formation of the Company, the Company entered into worldwide, fully paid, nontransferable and non-sublicensable license agreements with a subsidiary of Baker Hughes giving the Company a limited right to use the terms Vetco™ and VetcoGray™ as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to certain of Baker Hughes’s intellectual property related to the Subsea Drilling Systems pressure control business that Baker Hughes contributed to the Company at the time of the Company’s formation. The license agreement relating to other intellectual property rights is perpetual in term, and the trademark license agreement relating to use of the terms Vetco™ and Vetco Gray™ has an initial five-year term that is renewable by the Company for successive five-year terms as long as the trademarks remain in use for the products traditionally sold under those trademarks.

Remarketing agreement

On October 1, 2021, in connection with the formation of the Company, the Company entered into a remarketing agreement with Baker Hughes relating to certain BOPs, their associated control systems and other personal property. Such equipment is currently subject to a lease between two unrelated third parties, and the lessor of such equipment has the right to return such equipment to Baker Hughes at the end of the lease term. In the event such equipment is returned to Baker Hughes, the Company has agreed to provide certain services to Baker Hughes with respect to the sale, leasing or remarketing of such equipment in exchange for reimbursement of out-of-pocket costs and expenses.

Transition services agreement

On October 1, 2021, in connection with the formation of the Company, the Company entered into a transition services agreement with Baker Hughes pursuant to which, in exchange for a monthly fee, Baker Hughes would provide the Company with certain transitional administrative, finance and other digital services for a term of up to 12 months. The Company paid a total of $15.8 million to Baker Hughes for the services provided under the transition services agreement. All services under the transition services agreement have now been performed, and there are no outstanding obligations for either party thereunder.

Servicing agreement and long-term incentive offset

On October 1, 2021, in connection with the formation of the Company, the Company entered into a servicing agreement with Baker Hughes pursuant to which the Company agreed to service, administer and collect on certain account receivables owned by Baker Hughes and contributed to the Company in connection with the Company’s formation, and to act as custodian with respect to any related collateral until the account is resolved, a successor is appointed or the parties agree to terminate. The total value of the account receivables pursuant to the servicing agreement as of October 1, 2021 was $54.6 million.

On March 17, 2023, Baker Hughes agreed, as full payment for the approximately $2.5 million in excess long-term incentive liability identified in the post-closing statement relating to the formation of the Company, to assign to the Company all right, title and interest in the aggregate $6.8 million of account receivables remaining to be serviced by the Company under the servicing agreement, including all collections therefrom. The Company also agreed to pay to Baker Hughes by March 31, 2023 approximately $2.3 million as payment for certain property taxes due and payable by the Company.

Akastor

Step Oiltools

In connection with the formation of the Company and pursuant to that certain transaction agreement by and between Akastor and Baker Hughes, dated as of March 2, 2021, as amended on April 27, 2021, September 30, 2021 and September 23, 2022 (the “JV Transaction Agreement”), to which the Company became a party pursuant to a joinder agreement dated as of October 1, 2021, and that certain share purchase agreement by and between Akastor AS and MHWirth AS, dated as of October 1, 2021, Akastor and Baker Hughes agreed that the contribution of one of Akastor’s subsidiaries, Step Oiltools, would be made on a delayed basis until certain Russian regulatory approvals were obtained. Subsequently, Step Oiltools’ business activities were significantly impacted by the Russian invasion of Ukraine, and it was decided that Step Oiltools would be liquidated. The parties agreed to cease seeking regulatory approval for the sale and to settle a seller’s credit in the amount of approximately $16.0 million, payable by Akastor to the Company, in exchange for Akastor transferring to the Company the proceeds from the Step Oiltools liquidation. The Company’s management has assessed the expected net proceeds from the liquidation of Step Oiltools during 2022 and does not believe that such proceeds would yield net cash flows equal to the original seller’s credit receivable from Akastor and, as such, recorded a one-time charge of $16.0 million in 2022.

Payment of pension benefits

Pursuant to the JV Transaction Agreement, as part of its contribution to the Company at the time of the Company’s formation, Akastor agreed to pay certain carved-out pension liabilities existing in MHWirth AS prior to its contribution to the Company until such time as Akastor owns less than 5% of the Company’s equity interests, at which time Akastor will be obligated to pay all estimated remaining and unpaid pension costs. The Company estimated the value of such remaining and unpaid pension costs to be $20.2 million and $21.0 million as of December 31, 2023 and 2022, respectively, and the Company recorded a receivable of $21.9 million and $24.6 million as of December 31, 2023 and 2022, respectively, related to such pension payments from Akastor, which is reduced in line with pension payments to former employees in 2023 and 2022.

Financial guarantees

As of December 31, 2023, Akastor had issued financial guarantees of approximately $42.3 million in favor of MHWirth AS, a wholly owned subsidiary of the Company, for fulfillment of certain lease obligations and performance under certain operational support frame agreements.

Transition services agreement

On October 1, 2021, in connection with the formation of the Company, the Company entered into a transition services agreement with Akastor pursuant to which, in exchange for an hourly fee, Akastor would provide the Company with certain transitional finance, IT and treasury services for a term that concluded at the end of 2023. The Company paid a total of $0.4 million to Akastor for the services provided under the transition services agreement. All services under the transition services agreement have now been performed, and there are no outstanding obligations for either party thereunder.

Indemnification asset

The Company obtained an indemnification asset that is related to the pension liabilities Akastor sold to the Company. As a result, Akastor is contractually obligated to indemnify the Company for that specific liability. An asset was recognized at the same time and measured using the same measurement basis as the liability. This ensured that both the asset and the liability were measured on a consistent basis using similar assumptions.

After initial recognition, an indemnification asset continues to be measured based on the assumptions used to measure the related liability, subject to management’s assessment of collectability of the asset, limited to the amount of the liability to which it relates. As the receivable offsets the liability movement and thus reflecting that the Company is being compensated for this by Akastor, the pension receivable is also remeasured at each reporting date. Therefore, the receivable is accounted for in a similar way in the consolidated statements of income (loss). The indemnification asset is included in related party notes receivable—current and related party notes receivable on the consolidated balance sheets.

18. Segment information and geographic data

The Company’s segments are determined as those operations whose results are reviewed regularly by the chief operating decision maker (“CODM”), who is the Company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. As of December 31, 2023, the Company had two operating segments. The segments are managed separately and offer different products and services due to different market segments and different strategies for their projects, products and services.

ESS is a supplier of drilling solutions and complete topside drilling packages and services to both onshore and offshore oil and gas, which includes: overhaul, equipment installation and commissioning, services account management, 24/7 technical support, logistics, engineering upgrades, spare parts supply, training and condition based maintenance, etc. The ESS segment is derived from the acquisition of MHWirth AS.

PCS is a supplier of integrated drilling products and services, and the key product offerings consist of BOP systems, controls and drilling riser equipment, spare parts supply for rig operations and maintenance programs, overhaul and recertification and reactivation of rigs, technical and operational rig support that includes a 24/7 support center, contractual service agreements and long-term service agreements. The PCS segment is derived from the acquisition of Subsea Drilling Systems.

Measurement of segment performance

Segment performance is measured by income before taxes before the following: depreciation, amortization, impairment, headquarter expenses, net other non-operating income (loss), net interest income (expense), net foreign currency gain/(loss) and equity in earnings of unconsolidated affiliates. Segment profit, together with key financial information as described below, gives the Company relevant information in evaluating the results of the operating segments and is relevant in evaluating the results of the segments relative to other entities operating within these industries. Inter-segment pricing is determined on an arm’s length basis. The Company does not allocate assets to its reportable segments as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. The balance sheet is reviewed on a consolidated basis and is not used in the context of segment reporting.

The accounting policies of the reportable segments are the same as described under Note 1—“Basis of presentation and summary of significant accounting policies.”

The following table presents the segment performance as of December 31, 2023 and 2022:

	2023	2022

External revenue and other income
ESS	$380,835	$358,686
PCS	404,611	318,527

Total revenue	785,446	677,213

Income (loss) before income taxes
ESS	21,139	19,922
PCS	98,356	52,975

Total segment	119,495	72,897

Headquarters expense	(3,543)	4,289
Depreciation and amortization	(37,951)	(40,867)
Foreign currency gain (loss), net	796	(6,825)
Other non-operating income (loss), net	231	1,147
Interest income (expense), net	(46,269)	(32,725)
Equity in earnings of unconsolidated affiliates	—	168
Remeasurement of Step Oiltools receivable	—	(16,002)

Income (loss) before income taxes	$32,759	$(17,918)

The following table presents depreciation and amortization for the years ended December 31, 2023 and 2022:

	2023	2022
ESS	$7,498	$7,850
PCS	26,557	28,736

Total segment	34,055	36,586

Headquarters	3,896	4,281

Total	$37,951	$40,867

The following table presents capital expenditures for the years ended December 31, 2023 and 2022:

	2023	2022
ESS	$16,489	$2,993
PCS	8,169	11,998

Total	$24,658	$14,991

Geographic information

The following table presents consolidated revenue on the basis of geographical location for the years ended December 31, 2023 and 2022:

	2023	2022
United States	$298,351	$245,589
Norway	176,387	191,993
United Kingdom	66,694	40,760
Germany	62,002	56,198
Singapore	50,177	36,443
Brazil	28,895	21,543
United Arab Emirates	26,236	14,419
China	24,208	17,405
Azerbaijan	20,758	26,099
Saudi Arabia	10,839	11,159
Australia	10,236	8,764
Senegal	5,936	3,118
Other countries	4,727	3,723

Total revenue	$785,446	$677,213

The following table presents long-lived assets on the basis of geographic location as of December 31, 2023 and 2022:

	2023	2022
United States	$87,963	$94,353
Netherlands	68,243	71,767
Norway	29,674	31,359
Brazil	31,210	27,588
Germany	20,420	22,324
Other countries	10,721	6,887

Long-lived assets	$248,231	$254,278

19. Earnings (loss) per share

For purposes of calculating earnings (loss) per share, Class A ordinary shares and Class B ordinary shares are identical. Therefore, the Company has calculated basic earnings (loss) per share on the basis of 200 shares. Basic earnings (loss) per ordinary share is calculated by dividing the net income (loss) to the Company during the period by the weighted average number of ordinary shares outstanding during the same period. There are no adjustments required to be made to net income (loss) or the ordinary shares outstanding for purposes of computing basic and diluted earnings (loss) per share.

	2023	2022

Numerator (in thousands)
Net income (loss)	$17,402	$(26,564)
Denominator (actual amounts)
Weighted average ordinary shares—basic and diluted	200	200

Earnings (loss) per Class A ordinary shares—basic and diluted	$87,010	$(132,820)

20. Subsequent events

The Company evaluated subsequent events through August 12, 2024, the date that the consolidated financial statements were available to be issued.

On March 28, 2024, Hydril PCB Limited, a subsidiary of the Company, issued shares representing a 30% non-controlling interest in its subsidiary, Hydril Pressure Controlling Arabia Limited (“Hydril Arabia”), to Tanajib Holding Company CJSC (“Tanajib”), in exchange for total consideration of $9.2 million, comprising $2.3 million of upfront consideration and $6.9 million of deferred consideration. Tanajib provides drilling and maintenance solutions as well as manufacturing and process optimization services within Saudi Arabia.

On July 17, 2024, the Company acquired 100% of the equity interests in Drillform Technical Services Ltd. (“Drillform”) in exchange for approximately $21.0 million in cash and a potential total earnout of up to $12.0 million. Drillform is a leader in automated drilling tools and holds a portfolio of patents and intellectual property related to equipment used in the handling of drill pipe during drilling operations. The accounting for this acquisition is in process.

HMH Holding B.V. and subsidiaries

Condensed consolidated statements of income (loss) (unaudited)

(in thousands, except per share amounts)

	Six months ended June 30,
	2024	2023

Revenue
Service revenue	$309,812	$276,473
Product revenue	88,922	93,205
Related party revenue	2,539	4,494

Total revenue	401,273	374,172

Operating expenses
Cost of services sold (exclusive of depreciation and amortization)	158,032	147,077
Cost of goods sold (exclusive of depreciation and amortization)	96,091	110,088

Total cost of sales (exclusive of depreciation and amortization)	254,123	257,165

Selling, general and administrative expenses	73,972	75,431
Research and development expenses	3,093	1,695
Depreciation and amortization	18,786	16,948
Other operating expenses (income)	—	2,196

Total operating expenses	349,974	353,435

Operating income	51,299	20,737

Foreign currency gain (loss), net	(1,448)	2,958
Other non-operating income (loss), net	1,028	524
Interest (expense) income, net	(16,949)	(17,758)
Equity in earnings of unconsolidated affiliates	—	—

Income before income taxes	33,930	6,461

Income tax expense	(8,684)	(4,963)

Net income (loss)	$25,246	$1,498

Less: Net income (loss) attributable to non-controlling interests	204	—

Net income (loss) attributable to HMH Holding B.V.	$25,042	$1,498

Earnings per share—basic and diluted	$125,210	$7,490

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding B.V. and subsidiaries

Condensed consolidated statements of comprehensive income (unaudited)

(in thousands)

	Six months ended June 30,
	2024	2023
Net income (loss)	$25,246	$1,498
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(10,020)	7,089
Cash flow hedges, net of a tax expense of $334 and a tax benefit of $975 for the six months ended June 30, 2024 and 2023, respectively	(1,233)	(4,370)
Benefit plans, net of tax expense of $375 and $359 for the six months ended June 30, 2024 and 2023, respectively	1,014	970

Total other comprehensive income (loss)	(10,239)	3,689

Comprehensive income (loss)	$15,007	$5,187
Less: Comprehensive income (loss) attributed to non-controlling interests	204	—
Comprehensive income (loss) attributable to HMH Holding B.V.	$14,803	$5,187

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holdings B.V. and subsidiaries

Condensed consolidated balance sheets

(in thousands)

	June 30, 2024	December 31, 2023
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$39,698	$62,524
Current accounts receivable, net	136,299	117,569
Related party accounts receivable	1,156	2,523
Related party notes receivable—current	3,679	1,500
Contract assets	129,480	160,933
Inventories, net	274,638	242,228
Other current receivables	14,719	14,625
Prepaids and other current assets	31,607	27,103

Total current assets	631,276	629,005

Property, plant and equipment, net	204,901	214,834
Goodwill	287,291	287,848
Customer relationships	76,143	82,812
Other intangible assets, net	61,225	64,432
Related party notes receivable	32,461	28,720
Right-of-use assets	35,984	33,397
Other assets	27,745	27,370

Total assets	$1,357,026	$1,368,418

Liabilities and equity

Current liabilities
Accounts payable	$97,125	$109,607
Accounts payable—related party	113	127
Current portion of long-term debt, net	13,343	24,581
Contract liabilities	69,930	75,525
Accrued expenses	131,297	117,923
Other current liabilities	27,026	48,530

Total current liabilities	338,834	376,293

Long-term debt, net	198,494	196,460
Long-term debt, net—related party	124,976	119,587
Non-current operating lease liabilities	27,650	26,573
Other liabilities	49,406	56,374

Total liabilities	739,360	775,287
Commitments and contingencies (Note 12)

Shareholders’ equity
Ordinary shares (€1.00 par value, 200 shares authorized and 200 shares issued and outstanding)	—	—
Additional paid-in capital	610,430	601,539
Retained earnings (loss)	12,517	(12,729)
Accumulated other comprehensive income (loss)	(5,916)	4,321

Total shareholders’ equity	617,031	593,131
Non-controlling interests	635	—

Total equity	617,666	593,131

Total liabilities and shareholders’ equity	$1,537,026	$1,368,418

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding B.V. and subsidiaries

Condensed consolidated statements of change in equity (unaudited)

(in thousands, except as otherwise noted)

	Shares issued and outstanding	Ordinary shares	Additional paid-in capital	Hedging reserve	Pension remeasurement reserve	Currency translation reserve	Accumulated other comprehensive gain/(loss)	Non- controlling interest	Retained earnings (loss)	Total equity
	Actual shares outstanding

Balance as of January 1, 2023	200	$—	$601,539	$(1,770)	$698	$(3,093)	$(4,165)	—	$(30,131)	$567,243
Net income (loss)	—	—	—	—	—	—	—	—	1,498	1,498
Other comprehensive income (loss)	—	—	—	(4,370)	970	7,089	3,689	—	—	3,689

Equity as of June 30, 2023	200	$—	$601,539	$(6,140)	$1,668	$3,996	$(476)	—	$(28,633)	$572,430

	Shares issued and outstanding	Ordinary shares	Additional paid-in capital	Hedging reserve	Pension remeasurement reserve	Currency translation reserve	Accumulated other comprehensive gain/(loss)	Non- controlling interest	Retained earnings (loss)	Total equity
	Actual shares outstanding

Balance as of January 1, 2024	200	$—	$601,539	$1,098	$1,220	$2,003	$4,321	$—	$(12,729)	$593,131
Sale of ownership interest in Hydril Arabia	—	—	8,891	—	—	—	—	431	—	9,322
Net income (loss)	—	—	—	—	—	—	—	204	25,246	25,450
Other comprehensive income (loss)	—	—	—	(1,233)	1,014	(10,020)	(10,237)	—	—	(10,237)

Equity as of June 30, 2024	200	$—	$610,430	$(135)	$2,234	$(8,017)	$(5,916)	$635	$12,517	$617,666

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding B.V. and subsidiaries

Condensed consolidated statements of cash flows (unaudited)

(in thousands)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities
Net income (loss)	$25,246	$1,498
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	18,786	16,948
(Gain) loss on disposal of assets	—	—
Remeasurement of Step Oiltools receivable	—	—
Amortization of borrowing costs	885	1,560
Deferred income tax expense (benefit)	(515)	(1,044)
(Gain) loss from joint ventures and associates	—	—
Changes in operating assets and liabilities
Accounts receivable and related party accounts receivable	(14,788)	11,780
Contract assets	31,453	9,621
Inventories, net	(32,410)	(34,216)
Other current receivables	(94)	(5,842)
Prepaid and other assets	(6,112)	(15,346)
Accounts payable and accounts payable—related party	(12,496)	2,991
Accrued expenses	3,531	1,147
Contract liabilities	(5,595)	2,281
Other current and long-term liabilities	(12,488)	(14,303)
Other, net	(2,844)	4,804

Net cash used in operating activities	$(7,441)	$(18,121)

Cash flows from investing activities
Purchase of property, plant and equipment	(6,247)	(10,098)
Sale proceeds from property and equipment	—	—
Development costs	(1,225)	(1,888)
Net cash paid for acquisitions	—	—
Other investing activities	—	—

Net cash used in investing activities	$(7,472)	$(11,986)

Cash flows from financing activities
Proceeds from non-controlling interests	2,291	—
Proceeds from issuance of long-term loans	13,000	45,000
Proceeds from debt with related party	—	3,165
Repayment of long-term loans	(22,000)	(23,556)
Payment of borrowing costs	(1,615)	(113)

Net cash provided by (used in) financing activities	$(8,324)	$24,496

Effect of foreign exchange rate changes on cash and cash equivalents	411	1,349

Net decrease in cash and cash equivalents and restricted cash	$(22,826)	$(4,262)

Cash, cash equivalents and restricted cash, beginning of year	$62,524	$47,336
Cash, cash equivalents and restricted cash, end of year	$39,698	$43,074

Supplemental cash flow information:
Cash paid for income taxes, net	$(13,251)	$(7,624)
Cash paid for interest	$(10,836)	$(11,339)

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

1. Basis of presentation and summary of significant accounting policies

Description of business

HMH Holding B.V., formerly known as MHH Holding B.V. (the “Company”), is a leading global provider of offshore and onshore drilling equipment and services.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S.” and such principles, “U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Certain information and note disclosures normally included in the Company’s annual financial statements have been condensed or omitted pursuant to such rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary for the fair statement of the condensed consolidated balance sheets, statements of income, statements of comprehensive income, statements of change in shareholders’ equity and statements of cash flows for these interim periods. The results for the interim period are not necessarily indicative of the results that may be expected for a full year.

The unaudited condensed consolidated financial statements include the accounts of the Company and all of its subsidiaries and affiliates that it controls or variable interest entities for which the Company has determined it is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

In the notes to the unaudited condensed consolidated financial statements, all dollar amounts in tables are in thousands of dollars unless otherwise indicated. Certain columns and rows in the financial statements and notes thereto may not add due to the use of rounded numbers.

Certain amounts in prior periods have been reclassified to conform with current period presentation.

Summary of significant accounting policies

Refer to “Note 1. Basis of presentation and summary of significant accounting policies” to our audited consolidated financial statements for the year ended December 31, 2023, included elsewhere in this prospectus.

Investment in subsidiaries

For investments in subsidiaries that are not wholly-owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income (loss) are reflected as non-controlling interests.

On March 28, 2024, Hydril PCB Limited (“Hydril UK”), a subsidiary of the Company, issued shares representing a 30% non-controlling interest in its subsidiary, Hydril Pressure Controlling Arabia Limited (“Hydril Arabia”), to Tanajib Holding Company CJSC (“Tanajib”), in exchange for total consideration of $9.2 million, comprising $2.3 million of upfront consideration and $6.9 million of deferred consideration. The Company recognized cash of $2.3 million, related party accounts receivable—current of $2.2 million and related party notes receivable of $4.7 million.

Concentration risk

The Company had one customer that accounted for approximately 10.7% and $43.1 million of revenue for the six months ended June 30, 2024. The Company expects to maintain this relationship with the customer.

New accounting standards to be adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which enhances the disclosures required for operating segments in the Company’s annual and interim consolidated financial statements. ASU 2023-07 is effective retrospectively for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures.

All other new accounting pronouncements that have been issued but are not yet effective are currently being evaluated and at this time are not expected to have a material impact on the Company’s financial position or results of operations.

2. Inventories

Inventories, net consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Stock of raw materials	$65,437	$38,859
Goods under production (work in progress)	43,873	7,982
Finished goods(1)	165,328	195,387

Inventories, net	$274,638	$242,228

(1)	The Company purchases parts that are to be modified and used in projects. These modified parts are classified as finished goods until they are sold as part of the projects. There are limited amounts of parts that are sold individually as unmodified products to customers.

3. Financial instruments

Accounting classifications and fair values

The following tables set forth the Company’s financial instruments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of June 30, 2024 and December 31, 2023:

June 30, 2024
	Level 1	Level 2	Level 3(1)	Net balance

Assets
Derivative financial instruments	$—	$1,146	$—	$1,146

Total assets	$—	$1,146	$—	$1,146

Liabilities
Derivative financial instruments	$—	$1,345	$—	$1,345

Total liabilities	$—	$1,345	$—	$1,345

December 31, 2023
	Level 1	Level 2	Level 3(1)	Total

Assets
Derivative financial instruments	$—	$2,759	$—	$2,759

Total assets	$—	$2,759	$—	$2,759

Liabilities
Derivative financial instruments	$—	$1,326	$—	$1,326

Total liabilities	$—	$1,326	$—	$1,326

(1)	The fair value (Level 3) of the seller’s receivable against Akastor AS on proceeds from the potential sale or liquidation of Step Oiltools B.V. (“Step Oiltools”) has been remeasured to zero as of both June 30, 2024 and December 31, 2023.

The carrying value of cash and cash equivalents, current receivables, accounts payables and accrued expenses approximates fair value based on the short-term nature of these accounts.

Cash flow hedges

The Company uses cash flow hedging primarily to mitigate the effects of foreign exchange rate changes on future transactions denominated in foreign currencies. Accordingly, the vast majority of the Company’s derivative activity in this category consists of forward currency exchange contracts. Changes in the fair value of cash flow hedges are recorded in the hedge reserve in accumulated other comprehensive income (loss) (“AOCI”) and are recorded in earnings in the period in which the hedged transaction occurs. See the condensed consolidated statements of changes in shareholders’ equity above for further information on activity in AOCI for cash flow hedges. The maximum term of cash flow hedges is under 24 months as of both June 30, 2024 and December 31, 2023.

The Company hedges its future transactions in foreign currencies with external banks. The foreign exchange derivatives are subject to hedge accounting. Hedges qualifying for hedge accounting are classified as cash flow hedges (hedges of highly probable future revenues and/or expenses).

The hedged transactions in foreign currency that are subject to cash flow hedge accounting are highly probable future transactions expected to occur at various dates during the next one to four years, depending on progress in the projects. Gains and losses on forward foreign exchange contracts are recognized in other comprehensive income and reported as measurement adjustments within AOCI in equity until they are recognized in the consolidated statements of income (loss) in the period or periods during which the hedged transactions affect the consolidated statements of income (loss). If the forward foreign exchange contract is rolled due to a change in timing of the forecasted cash flow, the settlement effect is included in contract assets or contract liabilities.

Derivative financial assets and liabilities are included in the other current assets and other current liabilities on the consolidated balance sheet.

The table below presents the fair value of the derivative financial instruments and a maturity analysis of the derivatives cash flows. Valuation techniques and inputs of forward contracts are based on the quoted forward exchange rate.

	Maturity
	Total	6 months and less	6-12 months	1-2 years

As of June 30, 2024
Foreign exchanges forward contracts to hedge highly probable forecasted sales
Notional amounts USD	$116,300	$73,266	$27,344	$15,690
Average forward rate (USD/NOK)		10.5	10.72	10.43
Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€72,131	€64,656	€6,538	€937
Average forward rate (EUR/NOK)		10.9	11.48	11.33

Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€14,419	€14,419	€—	€—
Average forward rate (EUR/USD)		1.10		—

	Maturity
	Total	6 months and less	6-12 months	1-2 years

As of December 31, 2023
Foreign exchanges forward contracts to hedge highly probable forecasted sales
Notional amounts USD	$9,123	$3,693	$4,001	$1,429
Average forward rate (USD/NOK)		10.50	10.72	10.43

Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€8,596	€8,344	€223	€29
Average forward rate (EUR/NOK)		10.90	11.48	11.33

Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€9,327	€9,002	€325	€—
Average forward rate (EUR/USD)		1.10	1.11	—

The following table presents a reconciliation by risk category of components of equity and analysis of other comprehensive income items, net of tax, resulting from cash flow hedge accounting:

Balance as of January 1, 2024	$1,098
Change in fair value	—
Change in foreign currency risk	(1,567)
Income tax allocated to cash flow hedges	334

Balance as of June 30, 2024	$(135)

4. Other current liabilities

Other current liabilities consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Accrued payroll	$—	$9,570
Income tax payable	5,653	8,283
Short-term lease liability external	8,796	8,463
Public duties and taxes	5,710	5,379
Withheld taxes and other deductions	3,197	4,048
External derivatives financial liabilities	1,303	1,326
Short-term deferred and contingent liabilities	1,170	1,206
Accrued sales and other taxes	—	273
Other	1,197	9,982

Other current liabilities	$27,026	$48,530

5. Leases

The following table sets forth supplemental consolidated balance sheet information related to leases as of June 30, 2024 and December 31, 2023:

	Classification	June 30, 2024	December 31, 2023

Assets
Operating lease assets	Right-of-use assets	$35,984	$33,397

Total lease assets		$35,984	$33,397

Liabilities
Current
Operating	Other current liabilities	$8,796	$8,463
Noncurrent
Operating	Noncurrent lease liabilities	27,650	26,573

Total lease liabilities		$36,446	$35,036

6. Debt

Below are the contractual terms of the Company’s interest-bearing loans and borrowings that are measured at amortized cost. The carrying value of the Company’s short-term and long-term debt consisted of the following as of June 30, 2024 and December 31, 2023:

	Debt outstanding
	June 30, 2024	December 31, 2023	Maturity date
Senior Secured Bonds (HMH02)	$198,494	$198,929	Nov 2026
Shareholder Loans	124,976	119,587	Oct 2027
Revolving Credit Facility 2023 ($50 million)	12,278	21,128	May 2026
Credit Line in China	1,065	984	Jul 2024
Total debt, net	$336,813	$340,628

Current debt, net	13,343	24,581
Non-current debt, net	323,470	316,047

Total debt, net	$336,813	$340,628

Fair values

The fair value of the Company’s senior secured bonds (ISIN code: NO0013063495) (the “Senior Secured Bonds”) was based on the DNB Markets High Yield Bond Market Update— Shipping and Offshore Oil Field Services report published on July 1, 2024. The fair value of the Senior Secured Bonds derived from such DNB Markets report amounts to 103.4%. The fair value of the Senior Secured Bonds was derived from the price of Senior Secured Bonds as listed on the Oslo Stock Exchange, as applicable, on July 1, 2024. For the remaining debt instruments, the book values of each instrument approximate its respective carrying amount, as these interest rates are variable in nature and are reflective of market rates.

7. Revenue from contracts with customers

Disaggregated revenue

The Company disaggregates revenue from contracts with customers by revenue type for both its Equipment and System Solutions (“ESS”) and Pressure Control Systems (“PCS”) segments, as it believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. The tables below present the Company’s revenue disaggregated by these categories.

The following tables present revenue disaggregated by revenue type for the six months ended June 30, 2024 and 2023:

	Six months ended June 30, 2024
	ESS	PCS	Total
Project and other manufacturing contracts revenue	$8,325	$15,532	$23,857
Sale of products	49,691	17,913	67,604

Product revenue	58,016	33,445	91,461
Service revenue	148,137	161,675	309,812

Total revenue	$206,153	$195,120	$401,273

	Six months ended June 30, 2023
	ESS	PCS	Total
Project and other manufacturing contracts revenue	$15,840	$26,517	$42,357
Sale of products	33,960	21,382	55,342

Product revenue	49,800	47,899	97,699
Service revenue	136,674	139,799	276,473

Total revenue	$186,474	$187,698	$374,172

The following table presents timing of revenue recognition for the six months ended June 30, 2024:

	ESS	PCS	Total
Transferred overtime	$121,073	$92,809	$213,882
Transferred at point in time	85,080	102,311	187,391

Total revenue	$206,153	$195,120	$401,273

The following table presents timing of revenue recognition for the six months ended June 30, 2023:

	ESS	PCS	Total
Transferred overtime	$116,106	$82,102	$198,208
Transferred at point in time	70,368	105,596	175,964

Total revenue	$186,474	$187,698	$374,172

Contract assets consisted of the following as of June 30, 2024:

Balance as of January 1, 2024	$160,933
Additions	113,856
Transfers to accounts receivables	(145,309)

Balance as of June 30, 2024	$129,480

Contract liabilities consisted of the following as of June 30, 2024:

Balance as of January 1, 2024	$75,525
Additions	79,955
Revenue recognized	(85,550)

Balance as of June 30, 2024	$69,930

Transaction price allocated to the remaining performance obligations

As of June 30, 2024, the aggregate amount of the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $308.4 million. As of June 30, 2024, the Company expected to recognize revenue of approximately 30.5% of the total remaining performance obligations over the next 12 months, and the remaining 69.5% thereafter. Contract modifications could affect both the timing to complete as well as the amount to be received as the Company fulfills the related remaining performance obligations.

8. Accrued expenses

Accrued expenses consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Accrued vendor costs	$57,805	$56,705
Accrued payroll	25,952	20,156
Accrued expenses—employee related liabilities non current	9,481	17,237
Provisions—restructuring	550	574
Provisions—warranty	8,695	8,556
Provisions—environmental(1)	3,896	3,896
Accrued interest	4,097	2,566
Accrued sales and other taxes	2,031	—
Provisions—other	12,088	4,803
Other	6,702	3,430

Accrued expenses	$131,297	$117,923

(1)	Costs of future estimated expenditures for environmental remediation liabilities are not discounted to their present value due to the timing of the future expenditures not being reliably determinable. The environmental remediation liability is related to two plants.

The following table describes the changes to the Company’s warranty liability for the six months ended June 30, 2024:

Balance as of January 1, 2024	$8,556
Accrued expense	470
Payments	(289)
Currency translation differences	(42)

Balance as of June 30, 2024	$8,695

9. Share-based compensation

The Board of Directors of the Company (“Board”) established the founders’ phantom equity award, the 2022 long-term incentive program and the 2023 long-term incentive program as award programs for management and certain key personnel to entitle them to payment when certain strategic goals are met. All of the aforementioned awards are contingent on a liquidity event, which is defined as an IPO or a change of control (each as defined in the applicable award agreement) of the Company. As of June 30, 2024, the Company did not believe that a liquidity event as defined in the award agreements was probable and will not be probable until the occurrence of the liquidity event. Therefore, the Company did not recognize any compensation expense related to these awards.

10. Employee benefit plans

Net periodic cost for pension plans

The components of net periodic cost recognized in selling, general and administrative expenses in the condensed consolidated statements of income consisted of the following for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
Pension benefits	2024	2023
Service cost	$101	$99
Interest cost	291	251
Amortization of net actuarial loss	27	51

Net periodic cost	$419	$401

11. Income taxes

The Company estimates the annual effective tax rate for the full year to be applied to the actual year-to-date ordinary income (loss) and reflects the tax effects of discrete items as they occur.

The tax provision for the six months ended June 30, 2024 and 2023 was $8.7 million and $5.0 million, respectively. The increase in the tax provision was primarily attributable to an increase in profit during the six months ended June 30, 2024, coupled with a change in our geographic mix of revenues.

The effective tax rate for the six months ended June 30, 2024 and 2023 was 25.6% and 76.8%, respectively. The Company’s effective tax rates for the six months ended June 30, 2024 and 2023 were negatively impacted by the changes in valuation allowance related to losses in certain jurisdictions for which the Company cannot currently recognize a tax benefit. The effective tax rates were also impacted by the Company’s U.S. income and losses, which are taxed to Baker Hughes Company (together with its wholly owned subsidiary, Baker Hughes Holdings LLC, “Baker Hughes”) and Akastor ASA (together with its wholly owned subsidiaries, Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc., “Akastor”), certain withholding taxes and differences in tax rates in the jurisdictions in which the Company operates.

12. Commitments and contingencies

Restructuring

The Company has accrued a restructuring provision specific to ESS. The restructuring primarily pertains to a substantial workforce decrease and reorganization, driven by the desire to increase efficiency and flexibility. This provision involves a new organization structure that converts the “Major Projects and Products” division under ESS to “Product and Innovation, Engineering Disciplines and Product Management.” The restructuring is expected to impact 100 individuals, comprising 80 employees in Norway and 20 employees in Germany, and is accrued for a cost of $0.6 million and $0.6 million as of June 30, 2024 and December 31, 2023, respectively.

13. Related party transactions

The following tables set forth a summary of transactions and balances with significant related parties:

	Baker Hughes Holdings LLC	GE Drilling Services LLC	GEO Oil and Gas Australia Pty Ltd	Akastor AS	Aker BP	Other Baker Hughes companies	Other Akastor companies	Tanajib Holding Company CJSC	Total

For six months ended June 30, 2024
Income statement
Revenue	$—	$—	$—	$2,394	$43	$102	$—	$—	$2,539
Net financial items	(3,709)	—	—	(815)	—	—	—	—	(4,524)

As of June 30, 2024
Assets (liabilities)
Related party accounts receivable	—	136	—	804	—	127	—	89	1,156
Related party notes receivable– current	—	—	—	1,500	—	—	—	2,179	3,679
Related party notes receivable	4,130	—	—	23,577	—	—	—	4,754	32,461
Accounts payable– related party	—	—	—	—	—	9	12	92	113
Long-term debt, net—related party	99,687	—	—	25,289	—	—	—	—	124,976
Liability to shareholders	514	—	—	8,341	—	—	—	—	8,855

For six months ended June 30, 2023
Income statement
Revenue	$—	$—	$131	$(41)	$—	$166	$4,238	$—	$4,494
Net financial items	(2,982)	—	—	(654)	—	(36)	(619)	—	(4,291)

As of December 31, 2023
Assets (liabilities)
Related party accounts receivable	—	230	—	—	173	2,120	—	—	2,523
Related party notes receivable— current	—	—	—	1,500	—	—	—	—	1,500
Related party notes receivable	3,970	—	—	24,750	—	—	—	—	28,720
Accounts payable— related party	—	—	—	—	17	110	—	—	127
Long-term debt, net—related party	95,670	—	—	23,917	—	—	—	—	119,587
Liability to shareholders	666	—	—	8,747	—	—	—	—	9,413

Tanajib Holding Company CJSC

On March 28, 2024, Hydril UK entered into a series of agreements with Tanajib (the “JV Agreement”) related to the joint venture, Hydril Arabia. Under the JV Agreement, the Company retains the rights to all dividends or distributions made by Hydril Arabia until the Company has received an aggregate amount of approximately $2.6 million of the deferred compensation owed to it by Tanajib, after which the Company and Tanajib will each retain the right to 50% of any dividends or distributions made by Hydril Arabia. Tanajib will perform management services for Hydril Arabia in exchange for an annual management fee, the payment of which is credited against payments made to settle the deferred compensation balance.

On March 28, 2024, Hydril UK, a subsidiary of the Company, issued shares representing a 30% non-controlling interest in its subsidiary, Hydril Arabia, to Tanajib, in exchange for total consideration of $9.2 million, comprising $2.3 million of upfront consideration and $6.9 million of deferred consideration. The Company recognized cash of $2.3 million, related party accounts receivable—current of $2.2 million and related party notes receivable of $4.7 million.

14. Segment information and geographic data

The Company’s segments are determined as those operations whose results are reviewed regularly by the chief operating decision maker (“CODM”), who is the Company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. As of June 30, 2024, the Company had two operating segments. The segments are managed separately and offer different products and services due to different market segments and different strategies for their projects, products and services.

ESS is a supplier of drilling solutions and complete topside drilling packages and services to both onshore and offshore oil and gas, which includes: overhaul, equipment installation and commissioning, services account management, 24/7 technical support, logistics, engineering upgrades, spare parts supply, training and condition based maintenance, etc. The ESS segment is derived from the acquisition of MHWirth AS.

PCS is a supplier of integrated drilling products and services, and the key product offerings consist of BOP systems, controls and drilling riser equipment, spare parts supply for rig operations and maintenance programs, overhaul and recertification and reactivation of rigs, technical and operational rig support that includes a 24/7 support center, contractual service agreements and long-term service agreements. The PCS segment is derived from the acquisition of Subsea Drilling Systems.

Measurement of segment performance

Segment performance is measured by income before taxes before the following: depreciation, amortization, impairment, headquarter expenses, net other non-operating income (loss), net interest income (expense), net foreign currency gain/(loss) and equity in earnings of unconsolidated affiliates. Segment profit, together with key financial information as described below, gives the Company relevant information in evaluating the results of the operating segments and is relevant in evaluating the results of the segments relative to other entities operating within these industries. Inter-segment pricing is determined on an arm’s length basis. The Company does not allocate assets to its reportable segments as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. The balance sheet is reviewed on a consolidated basis and is not used in the context of segment reporting.

The following table presents the segment performance for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
	2024	2023

External revenue and other income
ESS	$206,153	$186,474
PCS	195,120	187,698

Total revenue	401,273	374,172

Income (loss) before income taxes
ESS	20,278	9,440
PCS	52,782	37,177

Total segment	73,060	46,617

Headquarters expense	(2,975)	(8,932)
Depreciation and amortization	(18,786)	(16,948)
Foreign currency gain (loss), net	(1,448)	2,958
Other non-operating income (loss), net	1,028	524
Interest (expense) income, net	(16,949)	(17,758)
Equity in earnings of unconsolidated affiliates	—	—
Income (loss) before income taxes	$33,930	$6,461

The following table presents depreciation and amortization for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
	2024	2023
ESS	$4,409	$1,613
PCS	13,130	13,153

Total segment	17,539	14,766

Headquarters	1,247	2,182

Total	$18,786	$16,948

Geographic information

The following table presents consolidated revenue on the basis of geographical location for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
	2024	2023
United States	$146,978	$137,852
Norway	98,580	82,894
United Kingdom	42,123	29,890
Germany	41,097	37,585
Singapore	19,742	22,116
Brazil	13,996	14,999
Azerbaijan	10,906	10,039
United Arab Emirates	8,830	11,921
Australia	6,373	4,289
Saudi Arabia	5,785	5,147
China	5,691	13,116
Senegal	1,315	3,894
Other countries	(143)	430

Total revenue	$401,273	$374,172

15. Earnings (loss) per share

For purposes of calculating earnings (loss) per share, Class A ordinary shares and Class B ordinary shares are identical. Therefore, the Company has calculated basic earnings (loss) per share on the basis of 200 shares. Basic earnings (loss) per ordinary share is calculated by dividing the net income (loss) attributable to the Company during the period by the weighted average number of ordinary shares outstanding during the same period. There are no adjustments required to be made to net income (loss) or the ordinary shares outstanding for purposes of computing basic and diluted earnings (loss) per share.

	Six months ended June 30,
	2024	2023

Numerator (in thousands)
Net income (loss)	$25,246	$1,498
Net income (loss) attributable to non-controlling interests	290	—
Net income (loss) attributable to HMH Holding B.V.	—	—
Denominator (actual amounts)
Weighted average ordinary shares—basic and diluted	200	200

Earnings (loss) per Class A ordinary shares—basic and diluted	$124,780	$7,490

16. Subsequent events

The Company evaluated subsequent events through August 12, 2024, the date that the condensed consolidated financial statements were available to be issued.

On July 17, 2024, the Company acquired 100% of the equity interests in Drillform Technical Services Ltd. (“Drillform”) in exchange for approximately $21.0 million in cash and a potential total earnout of up to $12.0 million. Drillform is a leader in automated drilling tools and holds a portfolio of patents and intellectual property related to equipment used in the handling of drill pipe during drilling operations. The accounting for this acquisition is in process.

    shares

HMH Holding Inc.

Class A common stock

J.P. Morgan	Piper Sandler	Evercore ISI

Citigroup	DNB Markets

Stifel

Through and including     , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Limitation of liability

Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to eliminate or limit, subject to certain statutory limitations, the personal liability of directors or officers to the corporation or its shareholders for monetary damages for breach of their fiduciary duty as director or officers, except for the following liabilities that cannot be eliminated or limited under the DGCL:

•	for any breach of their duty of loyalty to the company or its shareholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	with respect to directors, for unlawful payments of dividends or unlawful stock purchases or redemptions, as provided under Section 174 of the DGCL;
•	for any transaction from which the director or officer derived an improper personal benefit; or
•	with respect to officers, in any action by or in the right of the company.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation that will be in effect at the completion of this offering will provide that no director or officer shall be personally liable to us or any of our shareholders for monetary damages resulting from breach of their fiduciary duty as directors or officers, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation will be to eliminate our rights and those of our shareholders (through shareholders’ derivative suits on our behalf) to recover monetary damages against a director or officer for breach of the fiduciary duty of care as a director or officer, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision will not limit or eliminate our rights or the rights of any shareholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s or officer’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors and officers, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors and officers to us or our shareholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation eliminating or limiting the liability of directors or officers, whether by our shareholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further eliminate or limit the liability of directors or officers on a retroactive basis.

Indemnification

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our amended and restated certificate of incorporation, which will be in effect at the completion of this offering, will provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification to be conferred by our amended and restated certificate of incorporation is a contract right that will include the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our amended and restated bylaws that will be in effect at the completion of this offering, an agreement, vote of shareholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our shareholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our amended and restated bylaws will include the provisions relating to advancement of expenses and indemnification rights consistent with those to be set forth in our amended and restated certificate of incorporation. In addition, our amended and restated bylaws will provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our amended and restated bylaws will also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our amended and restated bylaws affecting indemnification rights, whether by our board of directors or shareholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

Under the underwriting agreement, the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2021. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

HMH Inc.’s formation

In connection with HMH Inc.’s formation on April 29, 2024, HMH Inc. issued 1,000 shares of common stock, par value $0.01 per share, to HMH B.V. for aggregate consideration of $10.00. These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering.

HMH B.V.’s formation

In connection with HMH B.V.’s formation on October 1, 2021, HMH B.V. issued (i) 50% of its ordinary shares, consisting of an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, to Baker Hughes Company as consideration for Baker Hughes Company’s contribution of its Subsea Drilling Systems pressure control business and (ii) 50% of its ordinary shares, consisting of an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, to Akastor ASA as consideration for Akastor ASA’s contribution of its MHWirth drilling equipment business. These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of HMH Holding Inc., dated April 29, 2024.

3.2	Bylaws of HMH Holding Inc., dated April 29, 2024.

3.3*	Form of Amended and Restated Certificate of Incorporation of HMH Holding Inc.

3.4*	Form of Amended and Restated Bylaws of HMH Holding Inc.

4.1*	Bond Terms, dated November 15, 2023, between HMH Holding B.V., as issuer, and Nordic Trustee AS, as bond trustee, for HMH Holding B.V.’s 9.875% senior secured bonds.

4.2*	Form of Class A Common Stock Certificate.

4.3	Form of Registration Rights Agreement.

4.4*	Form of Shareholders’ Agreement.

5.1*	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.

10.1*	Form of Tax Receivable Agreement.

10.2*	Form of Exchange Agreement.

10.3*	Form of Partnership Agreement of HMH Holding B.V.

10.4*	Form of Indemnification Agreement.

10.5+	Senior Facility Agreement, dated November 20, 2023, among HMH Holding B.V., as borrower, DNB Markets, a part of DNB Bank ASA, and Nordea Bank Abp, filial i Norge, as lead arrangers and bookrunners, the lenders party thereto and DNB Bank ASA, as agent.

Exhibit number	Description

10.6	Loan Agreement, dated October 1, 2021, between MHH Holding B.V. (n/k/a HMH Holding B.V.), as borrower, and Baker Hughes Holdings LLC and Akastor AS, as lenders.

10.7†	Form of Award Agreement, dated January 31, 2022, for founders’ phantom equity award.

10.8†	Form of Award Agreement, dated May 1, 2023, for 2022 long-term incentive award.

10.9†	Form of Award Agreement, dated November 20, 2023, for 2023 long-term incentive award.

10.10†	Employment Agreement, effective February 12, 2019, between MHWirth AS and Eirik Bergsvik, and amendment thereto, effective January 1, 2023.

10.11†	Employment Agreement, effective October 1, 2022, among Hydril USA Distribution LLC, HMH Holding B.V. and Thomas W. McGee.

10.12†	Employment Agreement, effective April 1, 2022, among Hydril USA Distribution LLC, HMH Holding B.V. and Dwight W. Rettig.

10.13†	Employment Agreement, dated March 31, 2013, between Aker MH AS and Roy A. Dyrseth.

10.14†	Employment Agreement, dated February 14, 2014, between Aker MH AS and Pål Skogerbø.

10.15*	Form of HMH Holding Inc. 2024 Long-Term Incentive Plan.

21.1	List of Subsidiaries of HMH Holding Inc.

23.1	Consent of KPMG AS (HMH Holding Inc.).

23.2	Consent of KPMG AS (HMH Holding B.V.).

23.3*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this registration statement).

99.1	Consent of Judson E. Bailey to be listed as Director Nominee.

99.2	Consent of Karl Erik Kjelstad to be listed as Director Nominee.

99.3	Consent of Kristian M. Røkke to be listed as Director Nominee.

99.4	Consent of Nancy K. Buese to be listed as Director Nominee.

99.5*	Consent of to be listed as Director Nominee.

99.6*	Consent of to be listed as Director Nominee.

99.7*	Consent of to be listed as Director Nominee.

107.1	Filing Fee Table.

*	To be filed by amendment.

†	Indicates a management contract or compensatory plan or arrangement.

+	Certain schedules and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon request.

(b)	Financial Statement Schedules

See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 12, 2024.

HMH Holding Inc.

By:	/s/ Thomas W. McGee
Name: Thomas W. McGee
Title: Chief Financial Officer

Power of attorney

Each person whose signature appears below appoints Thomas W. McGee and Dwight W. Rettig, and each of them, any of whom may act without the joinder of the other, as their true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 12, 2024.

Signature	Title

/s/ Eirik Bergsvik Eirik Bergsvik	Chief Executive Officer (Principal Executive Officer)

/s/ Thomas W. McGee Thomas W. McGee	Chief Financial Officer (Principal Financial Officer)

/s/ Hunain Qureshi Hunain Qureshi	Chief Accounting Officer (Principal Accounting Officer)

/s/ Dwight W. Rettig Dwight W. Rettig	Sole Initial Director